Annual Report TPG MORTGAGE INVESTMENT TRUST, INC. 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-35151

TPG MORTGAGE INVESTMENT TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	**27-5254382**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
245 Park Avenue, 26th Floor New York, New York	**10167**
(Address of Principal Executive Offices)	**(Zip Code)**

(212) 692-2000

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class:	Trading Symbols:	Name of each exchange on which registered:
Common Stock, $0.01 par value per share	MITT	New York Stock Exchange (NYSE)
8.25% Series A Cumulative Redeemable Preferred Stock	MITT PrA	New York Stock Exchange (NYSE)
8.00% Series B Cumulative Redeemable Preferred Stock	MITT PrB	New York Stock Exchange (NYSE)
8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	MITT PrC	New York Stock Exchange (NYSE)
9.500% Senior Notes due 2029	MITN	New York Stock Exchange (NYSE)
9.500% Senior Notes due 2029	MITP	New York Stock Exchange (NYSE)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 and Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large Accelerated filer ☐ Accelerated filer ☒ Non-Accelerated filer ☐ Smaller reporting company ☒ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ The aggregate market value of the registrant’s voting common stock held by non-affiliates as of June 30, 2025 was $214,436,323. As of February 17, 2026, there were 31,735,457 shares of common stock outstanding. _____________________________________________________________________ DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant’s definitive proxy statement relating to its 2026 annual meeting of stockholders, to be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the registrant’s fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

TPG MORTGAGE INVESTMENT TRUST, INC. TABLE OF CONTENTS Page PART I. Item 1. Business 5 Item 1A. Risk Factors 11 Item 1B. Unresolved Staff Comments 47 Item 1C. Cybersecurity 47 Item 2. Properties 48 Item 3. Legal Proceedings 49 Item 4. Mine Safety Disclosures 49 PART II. Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 50 Item 6. Reserved 50 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 51 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 77 Item 8. Financial Statements and Supplementary Data 82 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 129 Item 9A. Controls and Procedures 129 Item 9B. Other Information 129 Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections 129 PART III. Item 10. Directors, Executive Officers and Corporate Governance 130 Item 11. Executive Compensation 130 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 130 Item 13. Certain Relationships and Related Transactions, and Director Independence 131 Item 14. Principal Accountant Fees and Services 131 PART IV. Item 15. Exhibits and Financial Statement Schedules 132 Item 16. Form 10-K Summary 135 Signatures 135 3

Forward-Looking Statements We make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in this report that are subject to substantial known and unknown risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, returns, results of operations, plans, yields, objectives, the composition of our portfolio, actions by governmental entities, including the Federal Reserve, and the potential effects of actual and proposed legislation on us, and our views on certain macroeconomic trends. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, we intend to identify forward-looking statements. These forward-looking statements are based upon information presently available to our management and are inherently subjective, uncertain and subject to change. There can be no assurance that actual results will not differ materially from our expectations. Some, but not all, of the factors that might cause such a difference include, without limitation: • the persistence of labor shortages, supply chain imbalances, changes in trade policies and tariffs, the Middle Eastern conflict, the Russia-Ukraine conflict, inflation, and the potential for an economic recession and market disruptions; • changes in our business and investment strategy; • our ability to predict and control costs; • changes in interest rates and the fair value of our assets, including negative changes resulting in margin calls relating to the financing of our assets; • changes in the yield curve; • changes in prepayment rates on the loans we own or that underlie our investment securities; • regulatory and structural changes in the residential loan market and its impact on non-agency mortgage markets; • increased rates of default or delinquencies and/or decreased recovery rates on our assets; • our ability to obtain and maintain financing arrangements on terms favorable to us or at all; • our ability to enter into, or refinance, securitization transactions on the terms and pace anticipated or at all; • the degree to which our hedging strategies may or may not protect us from interest rate and credit risk volatility; • changes in general economic conditions, in our industry and in the finance and real estate markets, including the impact on the value of our assets; • conditions in the market for residential mortgage investments and Agency RMBS; • conditions in the market for commercial investments, including the Company's ability to successfully realize the commercial investments acquired from Western Asset Mortgage Capital Corporation ("WMC") within the timeframe anticipated or at all; • legislative and regulatory actions by the U.S. Congress, U.S. Department of the Treasury, the Federal Reserve and other agencies and instrumentalities; • our ability to make distributions to our stockholders in the future; • our ability to maintain our qualification as a REIT for federal tax purposes; and • our ability to qualify for an exemption from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act"). We caution investors not to rely unduly on any forward-looking statements, which speak only as of the date made, and urge you to carefully consider the risks noted above in this Annual Report on Form 10-K for the year ended December 31, 2025 and any subsequent filings. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward- looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements that we make, or that are attributable to us, are expressly qualified by this cautionary notice. 4

PART I ITEM 1. BUSINESS Our company TPG Mortgage Investment Trust, Inc. (the "Company," "MITT," "we," "us," and "our") is a residential mortgage REIT with a focus on investing in a diversified risk-adjusted portfolio of residential mortgage-related assets in the U.S. mortgage market. Our objective is to provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through dividends and capital appreciation. Effective as of December 16, 2025, we changed our name from "AG Mortgage Investment Trust, Inc." to "TPG Mortgage Investment Trust, Inc." We focus our investment activities primarily on acquiring and securitizing newly-originated residential mortgage loans within the non-agency segment of the housing market. We obtain our assets through Arc Home, LLC ("Arc Home"), our residential mortgage loan originator in which we own an approximate 66.0% interest, and through other third-party origination partners. We finance our acquired loans through various financing lines on a short-term basis and utilize TPG Inc.'s ("TPG") proprietary securitization platform to secure long-term, non-recourse, non-mark-to-market financing as market conditions permit. Through our ownership in Arc Home, we also have exposure to mortgage banking activities. Arc Home is a multi-channel licensed mortgage originator and servicer primarily engaged in the business of originating and selling residential mortgage loans while retaining the mortgage servicing rights associated with certain loans that it originates. Our investment portfolio (which excludes our ownership in Arc Home) primarily includes Residential Investments and Agency RMBS. Currently, our Residential Investments primarily consist of Non-Agency Loans, Agency-Eligible Loans, Home Equity Loans and Non-Agency RMBS collateralized by these loan types, which we refer to as our target assets. In addition, we may also invest in other types of residential mortgage loans and other mortgage related assets. As of December 31, 2025, our investment portfolio consisted of the following Residential Investments and Agency RMBS: Residential Investments Non-Agency Loans(1) • Non-Agency Loans are loans that do not conform to the underwriting guidelines of a government-sponsored enterprise ("GSE"). Non-Agency Loans consist of Qualified mortgage loans ("QM Loans") and Non-Qualified mortgage loans ("Non-QM Loans") which are collateralized by a first lien mortgaged property. QM Loans are residential mortgage loans that comply with the Ability-To-Repay rules and related guidelines of the Consumer Financial Protection Bureau. Agency-Eligible Loans(1) • Agency-Eligible Loans are loans that are collateralized by a first lien mortgaged property and are primarily secured by investment properties. These loans are underwritten in accordance with GSE guidelines, but are not guaranteed by a GSE. Although these loans are underwritten in accordance with GSE guidelines and can be delivered to Fannie Mae and Freddie Mac, we include these loans within our Non-Agency securitizations. Home Equity Loans(1) • Home Equity Loans consist of revolving lines of credit and closed-end loans secured primarily by second liens on residential mortgaged properties. These products provide borrowers with access to home equity without requiring the payoff of an existing mortgage. Revolving lines of credit generally feature an initial draw period of 3 to 5 years, after which the balances convert to 15- or 25-year amortizing loans. Closed-end home equity loans are primarily fixed-rate obligations where the full principal amount is funded at origination and repaid through a fully amortizing schedule with original terms to maturity ranging from 10 to 30 years. Re- and Non- Performing Loans(1) • Performing, re-performing, and non-performing loans are residential mortgage loans collateralized by a first lien mortgaged property. Non-Agency RMBS(2) • Non-Agency Residential Mortgage-Backed Securities ("RMBS") represent fixed- and floating- rate RMBS issued by entities other than U.S. GSEs or agencies of the U.S. government. Non- Agency RMBS are primarily secured by Non-QM, Agency-Eligible, Home Equity, and Prime Jumbo Loans. Agency RMBS(2) • Agency RMBS represent interests in pools of residential mortgage loans guaranteed by a GSE such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government such as Ginnie Mae. Asset Class Description (1) These investments are included in the "Securitized residential mortgage loans, at fair value" and "Residential mortgage loans, at fair value" line items on the consolidated balance sheets. 5

(2) These investments are included in the "Real estate securities, at fair value" line item on the consolidated balance sheets. In addition, our investment portfolio includes commercial loans and commercial-mortgage backed securities ("CMBS") (collectively, the "Legacy WMC Commercial Investments") that were acquired in the WMC acquisition. The Legacy WMC commercial loans primarily include first lien commercial mortgage loan participations and are included in the "Commercial loans, at fair value" line item on the consolidated balance sheets. The Legacy WMC CMBS primarily include fixed-rate and floating-rate CMBS, secured by, or evidencing an ownership interest in, a single commercial mortgage loan or a pool of commercial mortgage loans, and are included in the "Real estate securities, at fair value" line item on the consolidated balance sheets. We expect to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments. Our primary sources of income are net interest income from our investment portfolio, changes in the fair value of our investments or hedge portfolio, and income from our investment in Arc Home. Net interest income consists of the interest income we earn on investments less the interest expense we incur on borrowed funds, inclusive of our cost or benefit of hedging. Income from our investment in Arc Home is generated through its mortgage banking activities which represents the origination and subsequent sale of residential mortgage loans and servicing income sourced from its mortgage servicing rights. We were incorporated in Maryland on March 1, 2011 and commenced operations in July 2011. We conduct our operations to qualify and be taxed as a REIT for U.S. federal income tax purposes. Accordingly, we generally will not be subject to U.S. federal income taxes on our taxable income that we distribute currently to our stockholders as long as we maintain our intended qualification as a REIT, with the exception of business conducted in our domestic taxable REIT subsidiaries ("TRS") which are subject to corporate income tax. We also operate our business in a manner that permits us to maintain our exemption from registration under the Investment Company Act. We are externally managed by AG REIT Management, LLC, a Delaware limited liability company (our "Manager"), a wholly- owned subsidiary of TPG (NASDAQ: TPG), a leading global alternative asset management firm. Our Manager and TPG We are externally managed by AG REIT Management, LLC, a Delaware limited liability company (our "Manager"), a wholly- owned subsidiary of TPG (NASDAQ: TPG), a leading global alternative asset management firm. Pursuant to the terms of our management agreement, our Manager provides us with our management team, including our officers, along with appropriate support personnel. All of our officers are employees of TPG or its affiliates. We do not have any employees. Our Manager is at all times subject to the supervision and oversight of our Board of Directors and has only such functions and authority as our Board of Directors delegates to it. Our Manager has delegated to Angelo, Gordon & Co., L.P. ("TPG Angelo Gordon"), an affiliate of TPG, the overall responsibility of its day-to-day duties and obligations arising under our management agreement. TPG Angelo Gordon is the direct parent company of our Manager and is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Through our relationship with our Manager, we benefit from the expertise and relationships that TPG's Credit platform has established which provides us with resources to generate attractive risk-adjusted returns for our stockholders. Our management has significant experience in the mortgage industry and expertise in structured credit investments. We are able to leverage our Manager, along with our ownership interest in Arc Home, a vertically integrated origination platform, to access investment opportunities in the non-agency residential mortgage loan market. This strategic advantage has enabled us to grow our investment portfolio and remain active in the securitization markets, utilizing the TPG Credit platform's proprietary securitization platform to deliver non-agency investments to a diverse mix of investors. WMC Acquisition In December 2023, through a subsidiary, we completed our acquisition of Western Asset Mortgage Capital Corporation ("WMC"), a residential mortgage REIT (the "WMC Acquisition"). The WMC Acquisition grew the market capitalization of our company by 45% and was accretive to our earnings as a result of the $1.2 billion of investments acquired and substantial cost synergies realized. 6

Our strategies Our investment strategy We rely on the experience of our Manager’s personnel to direct our investments. Our Manager’s investment philosophy is based on a rigorous and disciplined approach to credit analysis and is focused on fundamental in-depth research. Our Manager makes investment decisions based on a variety of factors, including expected risk-adjusted returns, yields, relative value, credit fundamentals, vintage of collateral, prepayment speeds, supply and demand trends, general economic and market sector trends, the shape of the yield curve, liquidity, availability of adequate financing, borrowing costs, macroeconomic conditions, and maintaining our REIT qualification and our exemption from registration under the Investment Company Act. In accordance with investment guidelines adopted by our Board of Directors, our Manager evaluates specific investment opportunities as well as our overall portfolio composition. Our Manager makes day-to-day determinations as to the timing and allocations of our investment portfolio. These decisions depend upon prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of our assets that will be invested in any one of our approved asset classes at any given time. We may change our strategy and policies without a vote of our stockholders. Our financing and hedging strategy We use leverage to increase potential returns to our stockholders and to fund the acquisition of our investment portfolio. Our financing strategy is designed to increase the size of our investment portfolio by borrowing against the fair value of the assets in our portfolio. When acquiring residential mortgage loans and other assets, we finance our investments using repurchase agreements or facilities used to finance residential mortgage loans, which we refer to collectively as "financing arrangements." Upon accumulating a targeted amount of residential mortgage loans, we finance these assets utilizing long-term, non-recourse, non-mark-to-market securitizations as market conditions permit. Repurchase agreements involve the sale and a simultaneous agreement to repurchase the transferred assets or similar assets at a future date. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." The size of the haircut reflects the perceived risk associated with the pledged asset. Haircuts may change as our financing arrangements mature or roll and are sensitive to governmental regulations. Interest rates for our financing arrangements are determined based on prevailing rates (typically a spread over a base rate) corresponding to the terms of the borrowings, and interest is paid on a monthly basis or, for shorter term arrangements, at the end of the term. Repurchase agreements typically have a term of up to one year for loans and a term of 30 to 90 days for securities. Repurchase agreements are generally mark-to-market with respect to margin calls and recourse to us. Our financing arrangements generally include customary representations, warranties, and covenants, but may also contain more restrictive supplemental terms and conditions. Although specific to each financing arrangement, typical supplemental terms include requirements of minimum equity and liquidity, leverage ratios, and performance triggers. In addition, some of the financing arrangements contain cross default features, whereby default under an agreement with one lender simultaneously causes default under agreements with other lenders. To the extent that we fail to comply with the covenants contained in these financing arrangements or are otherwise found to be in default under the terms of such agreements, the counterparty has the right to accelerate amounts due under the associated agreement. As of December 31, 2025, we are in compliance with all of our financial covenants. We may also finance our business through public and private offerings of our equity and debt, including common and preferred stock issuances, senior and convertible debt instruments, depending on market conditions and other factors. During 2024, we issued senior unsecured notes which consist of $34.5 million principal amount 9.500% Senior Notes due February 2029 ("February 2029 Senior Unsecured Notes") and $65.0 million principal amount 9.500% Senior Notes due May 2029 ("May 2029 Senior Unsecured Notes" and together with the February 2029 Senior Unsecured Notes, the "Senior Unsecured Notes"). The February 2029 Senior Unsecured Notes were issued on January 26, 2024 in a public offering for net proceeds of approximately $32.8 million and the May 2029 Senior Unsecured Notes were issued on May 15, 2024 in a public offering for net proceeds of approximately $62.4 million. We may redeem the Senior Unsecured Notes in whole or in part at any time or from time to time at our option on or after the redemption date, upon not less than 30 days written notice to holders prior to the redemption date, at a redemption price equal to 100% of the outstanding principal amount of the Senior Unsecured Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. The redemption date for the February 2029 Senior Unsecured Notes is February 15, 2026 and the redemption date for the May 2029 Senior Unsecured Notes is May 15, 2026. 7

Subject to maintaining our qualification as a REIT and our Investment Company Act exemption, we utilize derivative instruments in an effort to hedge certain interest rate risk associated with the financing of our investment portfolio. Specifically, we seek to hedge our exposure to potential interest rate mismatches between the interest we earn on our investments and our borrowing costs caused by fluctuations in short-term interest rates. We may utilize interest rate swaps, swaption agreements, and other financial instruments such as short positions in to-be-announced securities. In utilizing leverage and interest rate derivatives, our objectives are to improve risk-adjusted returns and, where possible, to lock in, on a long-term basis, a spread between the yield on our assets and the costs of our financing and hedging. Risk management strategy The primary components of our risk management strategy are: • Disciplined adherence to risk-adjusted return. Our Manager deploys capital when it believes that risk-adjusted returns are attractive. In this analysis, our Manager considers the initial net interest spread of the investment, the cost of hedging and our ability to optimize returns over time through rebalancing activities. Our Manager’s investment team has extensive experience implementing this approach. • Concurrent evaluation of interest rate and credit risk. Our Manager seeks to balance our portfolio with both credit risk-intensive assets and interest rate risk-intensive assets. Both of these primary risk types are evaluated against a common risk-adjusted return framework. • Active hedging and rebalancing of portfolio. Our Manager periodically evaluates our portfolio against pre-established risk tolerances and will take corrective action through asset sales, asset acquisitions, and dynamic hedging activities to bring the portfolio back within these risk tolerances. We believe this approach generates more attractive long-term returns than an approach that either attempts to hedge away a majority of the interest rate or credit risk in the portfolio at the time of acquisition, on the one end of the risk spectrum, or a highly speculative approach that does not attempt to hedge any of the interest rate or credit risk in the portfolio, on the other end of the risk spectrum. • Strategic approach to increased risk. Our Manager’s investment strategy is to preserve our ability to extend our risk- taking capacity during periods of changing market fundamentals. Investment policies We comply with investment policies and procedures and investment guidelines that are approved by our Board of Directors and implemented by our Manager. Our Manager reports on our investment portfolio at each regularly scheduled meeting of our Board of Directors. Our independent directors do not review or approve individual investment, leverage or hedging decisions made by our Manager made in accordance with our investment policies. Our investment policies include the following guidelines, among others: • No investment shall be made that would cause us to fail to qualify as a REIT for federal income tax purposes; • No investment shall be made that would cause us to be regulated as an investment company under the Investment Company Act; and • Our investments will primarily be in our target assets. Our target assets include the types of assets described in this Annual Report, under the heading "Our company" above, and our subsequent periodic filings with the SEC. Our investment policies may be changed by our Board of Directors without the approval of our stockholders. Allocation policy Consistent with its duties as a registered investment adviser, TPG Angelo Gordon has an investment allocation policy that governs the allocations of investment opportunities among itself and its clients, and this investment allocation policy also applies to our Manager and us. Pursuant to this policy, TPG Angelo Gordon and our Manager allocate investment opportunities among its clients in a manner which is fair and equitable over time and does not favor one client or group of clients. Investment opportunities in our target assets may be allocated among us and TPG Angelo Gordon funds and accounts that are eligible to purchase such target assets. TPG Angelo Gordon considers the following factors, among others, when assigning investment opportunities among us and its other clients: • Capital available for new investments; • Existing ownership and target position size; 8

• Investment objective or strategies; • Risk or investment concentration parameters; • Supply or demand for an investment at a given price level; • Cash availability and liquidity requirements; • Regulatory restrictions; • Minimum investment size; • Relative size or "buying power;" • Regulatory and tax considerations, including the impact on our status under the Investment Company Act and REIT status; and • Such other factors that may be relevant to a particular transaction. In addition, our Manager may be precluded from transacting in particular investments in certain situations, including but not limited to situations where TPG Angelo Gordon or its affiliates may have a prior contractual commitment with other accounts or clients or as to which TPG Angelo Gordon or any of its affiliates possesses material, non-public information. Consistent with TPG Angelo Gordon’s fiduciary duty to all of its clients, it may give priority in the allocation of investment opportunities to certain clients to the extent necessary to meet regulatory requirements, client guidelines and/or contractual obligations. TPG Angelo Gordon or our Manager may determine that an investment opportunity is appropriate for a particular account, but not for another. In addition, TPG Angelo Gordon or its employees may invest in opportunities declined by our Manager for us. The investment allocation policy may be amended by TPG Angelo Gordon at any time without our consent. As the investment programs of the various entities and accounts managed by TPG Angelo Gordon change and develop over time, additional issues and considerations may affect TPG Angelo Gordon’s allocation policy and its expectations with respect to the allocation of investment opportunities. To the extent permitted by law, TPG Angelo Gordon is permitted to bunch or aggregate orders or to elect not to bunch or aggregate orders for a particular client account with orders for other accounts, notwithstanding that the effect of such bunching, aggregation or lack thereof may operate to the disadvantage of some clients. There is an information barrier between the historical TPG business and TPG's Credit platform and certain TPG Real Estate products, including TPG Angelo Gordon and our Manager. While information barriers are designed to restrict the flow of information between certain businesses, such barriers may be breached, inadvertently or otherwise, including with respect to information regarding certain investment opportunities, deal pipelines and strategy, which could result in greater restrictions to our investment activities. TPG could in the future decide that it is advisable to adjust or fully remove the information barrier. Operating and regulatory structure REIT qualification We have elected to be treated as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the "Code"). Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our manner of operation enables us to meet the requirements for qualification and taxation as a REIT. We generally need to distribute at least 90% of our ordinary taxable income each year (subject to certain adjustments) to our stockholders in order to qualify as a REIT under the Code. Our ability to make distributions to our stockholders depends, in part, upon the performance of our investment portfolio. As a REIT, we generally are not subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Accordingly, our failure to qualify as a REIT could have a material adverse impact on our results of operations and our ability to pay distributions, if any, to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property. In addition, any income earned by a domestic taxable REIT subsidiary, or TRS, will be subject to corporate income taxation. Investment Company Act exemption We conduct our operations so that we are not considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an investment company if 9 it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, (the "40% test"). "Investment securities" do not include, among other things, U.S. government securities and securities issued by majority-owned subsidiaries that (i) are not investment companies and (ii) are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Conducting our operations so that we are not to be considered an investment company under the Investment Company Act and the rules and regulations promulgated under the Investment Company Act and SEC staff interpretive guidance limits our ability to make certain investments. For example, these restrictions limit our and our subsidiaries’ ability to invest directly in Agency RMBS that represent less than the entire ownership in a pool of mortgage loans or debt and equity tranches of Non-Agency RMBS (in each case to the extent such interest are not retained interest in securitizations consisting of mortgage loans that were owned by us and such securitizations were not sponsored by us in order to obtain financing to acquire additional mortgage loans), certain real estate companies and assets not related to real estate. Competition Our net income depends, in large part, on our ability to acquire assets at favorable spreads over our borrowing and hedging costs. In acquiring our investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies, hedge funds, and other entities. In addition, numerous REITs and specialty finance companies have similar asset acquisition objectives to ours. These other REITs and specialty finance companies increase competition for the available supply of our target assets suitable for purchase. Many of our competitors are significantly larger than we are, have greater access to capital and other resources and may have other advantages over us. Our competitors may include other entities managed by affiliates of our Manager. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than we can. Market conditions may attract more competitors, which may increase the competition for sources of financing. An increase in the competition for sources of financing could adversely affect the availability and cost of financing. We have access to our Manager’s professionals and their industry expertise, which we believe provides us with a competitive advantage. These professionals help us assess investment risks and determine appropriate pricing for certain potential investments. These relationships enable us to compete more effectively for attractive investment opportunities. Despite certain competitive advantages, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. Human Capital Resources We have no employees. All of our officers, and our dedicated or partially dedicated personnel, are employees of TPG or its affiliates. We are highly dependent upon TPG’s employees and, in turn, TPG’s ability to create a respectful and inclusive firm culture to attract and retain the necessary talent to provide services to our company and its assets. TPG is a leading global alternative asset management firm, founded in San Francisco in 1992, with $303.0 billion of assets under management (as of December 31, 2025) and investment and operational teams around the world. For additional information regarding TPG and its human capital resources, see TPG's public filings with the SEC. Available information Our principal executive offices are located at 245 Park Avenue, 26th Floor, New York, New York 10167. Our telephone number is (212) 692-2000. Our website can be found at www.mitt.tpg.com. We make available free of charge, through the SEC filings section of our website, access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as are filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as our proxy statements with respect to our annual meetings of stockholders, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Exchange Act reports filed with, or furnished to, the SEC are also available at the SEC’s website at www.sec.gov and can also be found on our website at www.mitt.tpg.com. The content of any website referred to in this Form 10-K is not incorporated by reference into this Form 10-K unless expressly noted. 10

ITEM 1A. RISK FACTORS If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and stockholders may lose some or all of their investment. Readers should not consider any descriptions of these factors to be a complete set of all potential risks that could affect us. Summary Risk Factors Risks Related to our Company, Business, and Operations • Our ability to grow our business is dependent upon our Manager's ability to source, acquire and finance a large volume of desirable residential mortgage loans and other target assets on attractive terms. • Disruptive, exogenous geopolitical or other macroeconomic events or large-scale conflicts, including warfare among countries could materially and adversely affect our business. • The mortgage loans we acquire or that underlie our RMBS expose us to significant credit risk that could negatively affect the value of those investments. • We engage in securitization transactions relating to residential mortgage loans which exposes us to potentially material risks. • Our Manager’s due diligence of potential investments may be insufficient, which could lead to investment losses. • Our Manager’s investment models may be incorrect due to inaccurate models or incorrect third-party data, which could lead to investment losses. • We operate in a highly competitive market. • We may experience periods of significant illiquidity for our assets, which could adversely impact our business. • Valuations of our investments may at times be unavailable or unreliable. • The outbreak of highly infectious or contagious diseases could adversely impact or cause disruption to our financial condition and results of operations. • Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could negatively affect our profitability and our ability to make distributions. • We may be adversely affected by risks affecting borrowers or the asset or property types in which our investments may be concentrated at any given time, as well as from climate change or other unfavorable changes in the related geographic regions. • Climate change, climate change-related initiatives and regulation and sustainability-related issues, may adversely affect our business and financial results and damage our reputation. • Cybersecurity risks may cause a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our business. • The failure of servicers to effectively service the mortgage loans in our portfolio may materially and adversely affect us, and market disruptions may make it more difficult for the loan servicers to perform a variety of services for us, which may adversely impact our business and financial results. • If Arc Home's ability to sell loans in the secondary market is impaired, it could affect its volume and margins, which adversely affect its business and, in turn, would have a negative impact on our results. • Arc Home is subject to extensive licensing requirements and regulation, which could materially and adversely affect us. • An economic slowdown or a deterioration of the housing market could negatively impact Arc Home's lending and servicing businesses. • We may utilize artificial intelligence, which could expose us to liability and affect our business. Risks Related to our Investments • Our investments in non-agency residential mortgage loans, including Non-QM Loans in particular, subject us to legal, regulatory and other risks. • We invest in Agency-Eligible Loans, which expose us to an increased risk of loss. • We invest in Home Equity Loans and may invest in other second lien mortgage loans, which expose us to an increased risk of loss. • Changes in prepayment rates may adversely affect the return on our investments. • Prepayment rates are difficult to predict, and market conditions may disrupt the historical correlation between interest rate changes and prepayment trends. • Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded. • Our investment in lower rated Non-Agency RMBS resulting from the securitization of our assets or otherwise, exposes us to the first loss on the mortgage assets held by the securitization vehicle. Additionally, the principal and interest payments on Non-Agency RMBS are not guaranteed by any entity, including any government entity or GSE, and therefore are subject to increased risks, including credit risk. 11

Risks Related to Legacy WMC Commercial Investments • Commercial real estate-related investments that are secured by commercial real property, which were acquired by us in the WMC acquisition, are subject to delinquency, foreclosure and loss, which could result in losses to us. Risks Related to U.S. Government Programs • The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. government, may adversely affect our business. Risks Related to Financing Activities • We have a material amount of corporate indebtedness, which could have significant effects on our business. • Our business strategy involves the use of leverage, and we may become overleveraged or not achieve what we believe is optimal leverage, which may materially adversely affect our liquidity, results of operations or financial condition. • The securitization process exposes us to risks, which could result in losses to us. • Our financing arrangements contain restrictive operating covenants. • If a counterparty to a repurchase agreement defaults on its obligation to resell or return the underlying security back to us at the end of the transaction term, we may lose money on such financing arrangement. • Our rights under our repurchase agreements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders under the financing arrangements, which may allow our lenders to repudiate our financing arrangements. • Pursuant to the terms of borrowings under our financing arrangements, we are subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure. • The Federal Reserve's actions and statements regarding monetary policy and the management of its balance sheet can affect the fixed income and mortgage finance markets in ways that could adversely affect our future business and financial results and the value of, and returns on, real estate-related investments and other assets we own or may acquire. Risks Related to our Management and our Relationships with our Manager and its Affiliates • We are dependent upon our Manager, its affiliates and their key personnel and may not find a suitable replacement if the management agreement with our Manager is terminated or such key personnel are no longer available to us, which would materially and adversely affect us. • The management agreement was not negotiated on an arm’s length basis and the terms, including the fees payable to our Manager, may not be as favorable to us as if the agreement was negotiated with unaffiliated third-parties. • Our governance and operational structure could result in conflicts of interest. • We may enter into transactions to purchase or sell investments with entities or accounts managed by our Manager or its affiliates. • Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make riskier or more speculative investments, which increase the risk of our portfolio. • Our Manager will not be liable to us for any acts or omissions performed in accordance with the management agreement, including with respect to the performance of our investments. • Termination of our management agreement would be costly and, in certain cases, not permitted. Risks Related to Taxation • Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders. • The failure of assets subject to repurchase agreements to be treated as owned by us for U.S. federal income tax purposes could adversely affect our ability to qualify as a REIT. • Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax. • Uncertainty exists with respect to the treatment of TBAs for purposes of the REIT asset and income tests. • New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. • Complying with the REIT requirements may limit our ability to hedge effectively. • The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes. • We or our TRS may not be able to fully utilize our respective net operating loss or net capital loss carryforwards. Risks Related to our Organization and Strategy • Loss of our exemption from regulation under the Investment Company Act would impose significant limits on our operations, which would negatively affect the value of shares of our common stock and our ability to distribute cash to our stockholders. • Certain provisions of Maryland law could inhibit a change in our control. Other Risks Related to Ownership of Our Common Stock • Investing in our common stock may involve a high degree of risk. Investors in our common stock may experience losses, volatility, and poor liquidity, and we may reduce or not pay our dividends at all in a variety of circumstances. 12

Risks Related to our Company, Business, and Operations Our ability to grow our business is dependent upon our Manager's ability to source, acquire and finance a large volume of desirable residential mortgage loans and other target assets on attractive terms. Our investment strategy is focused on acquiring and securitizing newly-originated residential mortgage loans. Our ability to successfully execute this strategy, grow our business, and achieve attractive risk-adjusted returns for our stockholders is dependent upon our Manager's ability to source, acquire and finance on our behalf a large volume of desirable residential mortgage loans and other target assets on attractive terms, and our Manager may be unable to do so for many reasons. We derive a portion of our residential mortgage loans through Arc Home. Arc Home is heavily dependent on its ability to fund its non-agency loans through warehouse facilities, which are generally short-term in nature. If Arc Home is unable to renew or obtain new facilities on commercially reasonable terms or at all, it would adversely impact its ability to maintain or grow its residential mortgage loan production and its overall business. In addition, Arc Home has no obligation to sell residential mortgage loans and other target assets to us and our Manager may be unable to locate other originators that are able or willing to originate residential mortgage loans and other target assets that meet our standards on favorable terms or at all. General economic factors, such as recession, declining home values, unemployment and high interest rates, certain of which we are currently experiencing, have and may continue to limit the supply of available residential mortgage loans and other target assets. Moreover, competition for residential mortgage loans and other target assets or changes in GSE regulations may drive down supply or drive up prices, making it uneconomical to purchase such loans or other target assets. For instance, in acquiring residential mortgage loans and other target assets from unaffiliated parties, we compete with a broad spectrum of institutional investors, many of which have greater financial resources than us. Increased competition for, or a reduction in the available supply of, qualifying investments could result in higher prices for (and thus lower yields on) such investments, which could narrow the yield spread over borrowing costs. Competition may also reduce the number of investment opportunities available to us and may adversely affect the terms upon which investments can be made. We may incur due diligence or other costs on investments which may not be successful or may not be completed at all. As a result, we may incur additional costs to acquire a sufficient volume of residential mortgage loans and other target assets or be unable to acquire such loans and other target assets at reasonable prices or at all. There can be no assurance that attractive investments will be available for us or that available investments will meet our strategies. If we cannot source, acquire and finance an adequate volume of desirable residential mortgage loans and other target assets on attractive terms or at all, we may be materially and adversely affected. Further, the success of our investment strategy is highly dependent upon our ability to finance our target assets through non- recourse, non-mark-to-market securitization transactions. Although market conditions for securitizations were generally strong during 2025, there is no guarantee that such conditions will be maintained or further improve. Prior to executing a securitization transaction, we typically acquire assets with warehouse financing subject to margin calls which typically are associated with a higher level of risk than other non-recourse, non-mark-to-market financing. In executing securitization transactions, we rely on third-party service providers, including custodians, rating agencies, servicers, and due diligence firms, to support the completion of such transactions in a timely and efficient manner. These third-party service providers may not have sufficient resources to dedicate the appropriate time and attention needed for securitization transactions conducted by us and our competitors. Resources, including sufficient personnel resources, of third-party service providers may be negatively impacted by a variety of factors. To the extent that third-party service providers on which we rely are not able to dedicate sufficient resources to provide the necessary services to us, we may be delayed in completing, or unable to complete, securitization transactions on the pace anticipated in our business plan and our operating results may be materially and adversely impacted. Further, certain jurisdictions require a license to purchase, hold, enforce or sell residential mortgage loans. We may contribute our loans to entities, including one or more trusts whose trustee is a national bank, which rely on exemptions from state licensing requirements. Certain states have and others could seek to challenge such analysis and ultimately require us to obtain any necessary state license. There can be no assurance that the use of trusts will satisfy an exemption from licensing requirements because regulatory agencies may adopt a different interpretation of various laws. If a license is required, there can be no assurance that we will be able to obtain the requisite licenses in a timely manner or at all or in all necessary jurisdictions, or that the use of the trusts will reduce the requirement for licensing, any of which could limit our ability to invest in residential mortgage loans. Our failure to obtain and maintain required licenses may expose us to penalties or other claims and may affect our ability to acquire an adequate and desirable supply of mortgage loans to conduct our securitization program and, as a result, could harm our business. 13

Disruptive, exogenous geopolitical or other macroeconomic events or large-scale conflicts, including warfare among countries could materially and adversely affect our business. From time to time, tensions between countries may erupt into warfare and may adversely affect neighboring countries and those who conduct trade or foreign relations with those affected regions. Such acts of war may cause widespread and lingering damage on a global scale, including, but not limited to, (i) safety and cybersecurity, (ii) the economy, and (iii) global relations. Disruption, instability, volatility, and decline in economic activity, regardless of where it occurs, whether caused by acts of war, other acts of aggression, or terrorism, could in turn also cause higher interest rates, inflation, tariffs or general economic uncertainty, which could negatively impact borrowers of our loans or underlying our investments, service providers, or otherwise adversely impact the value of our assets. The subsequent disposition or sale of such impacted assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. These risks may be more pronounced for investments with significant credit risk, as discussed above. If we experience a decline in the fair value of our investments, it could materially and adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders. The mortgage loans we acquire or that underlie our RMBS expose us to significant credit risk that could negatively affect the value of those investments. As of December 31, 2025, our residential loan portfolio was our predominant asset class, and we expect to continue to seek investment opportunities primarily focused on residential whole loans. We are exposed to significant credit risk primarily through direct investments in residential real estate mortgage loans and the ownership of RMBS. Investors in residential mortgage assets assume the risk that the related borrowers may default on their obligations to make full and timely payments of principal and interest, as well as the risks discussed below, among other risks. No U.S. Government Guarantee or Structural Credit Enhancement. We acquire residential mortgage loans primarily within the non-agency segment of the housing market, including agency-eligible loans and home equity loans, and also own re/non- performing loans (the borrower is or at one time was severely delinquent), all of which are subject to significant risk of loss. Unlike Agency RMBS, residential mortgage loans generally are not guaranteed by the U.S. government or any government- sponsored enterprise such as Fannie Mae and Freddie Mac. Agency-eligible loans are underwritten in accordance with guidelines defined by GSEs and are primarily secured by investment properties, but such loans are not guaranteed by a GSE. Additionally, by directly acquiring residential mortgage loans, we do not receive the structural credit enhancements that benefit senior tranches of RMBS. A residential mortgage loan is directly exposed to losses resulting from a default by the borrower. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower, and the priority and enforceability of the lien will significantly impact the value of such mortgage loan. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover our cost basis in the loan, and any cost or delay involved in the foreclosure or liquidation process may increase losses. The value of residential mortgage loans is also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies and to a reduction in a borrower's mortgage debt by a bankruptcy court. In addition, claims may be assessed against us because of our position as a mortgage holder or property owner, including assignee liability, environmental hazards, tax and other liabilities. In some cases, these claims may lead to losses exceeding the purchase price of the related mortgage or property. Enhanced Second Lien Loan Risks. A majority of our residential loan portfolio is comprised of Home Equity Loans, which are primarily secured by a second lien on a residential property and as a result, generally entail greater risk than residential mortgage loans where are in the first lien position. Additional risks for Home Equity Loans include lien perfection deficiencies and the inherent risk that the borrower may draw on the lines in excess of their collateral value, particularly in a deteriorating real estate market. Home Equity Loans are also more susceptible to deterioration in residential real estate values and we are less likely to be successful in recovering all of our loan proceeds in the event of default. See the Risk Factor captioned “— Risks Related to our Investments — We invest in Home Equity Loans and may invest in other second lien mortgage loans, which expose us to an increased risk of loss” in this Annual Report for more details. Enhanced Non-QM Loan Risks. A significant portion of our residential loan portfolio is comprised of Non-QM Loans. Non-QM Loans are generally loans to finance (or refinance) one- to four-family residential properties that are not considered to meet the definition of a "Qualified Mortgage" in accordance with guidelines adopted by the Consumer Financial Protection 14

Bureau, or CFPB, and may be considered to be lower credit quality. The ownership of Non-QM Loans will also subject us to legal, regulatory and other risks, including those arising under federal consumer protection laws and regulations designed to regulate residential mortgage loan underwriting and originators’ lending processes, standards, and disclosures to borrowers. Failure of residential mortgage loan originators or servicers to comply with the ability-to-repay laws and regulations could subject us, as an assignee or purchaser of these loans (or as an investor in securities backed by these loans), to monetary penalties assessed by the CFPB and by mortgagors, including by recoupment or setoff of finance charges and fees collected, and could result in rescission of the affected residential mortgage loans. See the Risk Factor captioned “— Risks Related to our Investments — Our investments in non-agency residential mortgage loans, including Non-QM Loans in particular, subject us to legal, regulatory and other risks” in this Annual Report for more details. Greater General Credit Risks. In addition, credit losses on residential mortgage loans can occur for many reasons (many of which are beyond our control), including: fraud; poor underwriting; poor servicing practices; weak economic conditions; increases in payments required to be made by borrowers; declines in the value of homes; earthquakes, the effects of climate change (including flooding, drought, wildfire and severe weather), and other natural disaster events; uninsured property loss; borrower over-leveraging; costs of remediation of environmental conditions, such as indoor mold; changes in zoning or building codes and the related costs of compliance; acts of war or terrorism; pandemics; changes in legal protections for borrowers and other changes in law or regulation; and personal events affecting borrowers, such as reduction in income and job loss. Lingering concerns about the real estate market, interest rate levels remaining higher for longer, inflation, energy costs and geopolitical issues may contribute to increased volatility and uncertainty about the economy and markets. All of the risks discussed above could negatively impact the value of our investments and have a material adverse effect on our business. These risks may be more pronounced during times of market volatility and negative economic conditions. We engage in securitization transactions relating to residential mortgage loans which exposes us to potentially material risks. A significant part of our business and growth strategy is to engage in securitization transactions to finance newly-acquired residential mortgage loans. Engaging in securitization transactions and other similar transactions generally requires us to accumulate loans or other assets prior to securitization. If demand for investing in securitization transactions weakens, we may be unable to complete the securitization of loans accumulated for that purpose, and we may finance such assets on repurchase facilities or other similar financing arrangements for a prolonged period of time, which would reduce our target returns and continue to subject us to the risk associated with mark-to-market recourse financing for such investments. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and related laws and regulations relating to credit risk retention for securitizations (the "Risk Retention Rules"), when we sponsor a residential mortgage loan securitization, we are required to retain at least 5% of the fair value of the mortgage-backed securities issued in the securitization. We may also co-sponsor a securitization where we believe we are the party obligated to comply with the Risk Retention Rules. Our process for ensuring we comply with the Risk Retention Rules applicable to securitizations we sponsor or co-sponsor may not correctly identify loans that do not meet the applicable criteria, including due to data entry or calculation errors during the review of these criteria for specific loans or due to errors in our interpretation of these requirements. In addition, we may face regulatory scrutiny regarding whether we are the appropriate party to comply with the Risk Retention Rules. Failure to comply with the Risk Retention Rules could expose us to losses, including, for example, as a result of a requirement to repurchase securitized loans or assets that did not meet these criteria, regulatory enforcement actions and/or reputational damages. We can retain either an “eligible vertical interest” (which consists of at least 5% of each class of securities issued in the securitization), an “eligible horizontal residual interest” (which is the most subordinate class of securities with a fair value of at least 5% of the aggregate credit risk) or a combination of both totaling 5% (the "Required Credit Risk"). We are required to hold the Required Credit Risk until the later of (i) the fifth anniversary of the securitization closing date and (ii) the date on which the aggregate unpaid principal balance of the mortgage loans in such securitization has been reduced to 25% of the aggregate unpaid principal balance of the mortgage loans as of the securitization closing date, but no longer than the seventh anniversary of the closing date (such date, the "Sunset Date"). In addition, before the Sunset Date, we may not engage in any hedging transactions if payments on the hedge instrument are materially related to the Required Credit Risk and the hedge position would limit our financial exposure to the Required Credit Risk. Also, we may not pledge our interest in any Required Credit Risk as collateral for any financing unless such financing is full recourse to us. If we pledge our interest in Required Credit Risk as collateral on financing that is full recourse to us, which we generally seek to do, and the lender takes possession of the underlying collateral, we may not be in compliance with the Risk Retention Rules and it is uncertain as to what the consequences may be. Our Required Credit Risk could subject us to the first losses on our securitizations and is illiquid, which may make it more difficult to meet our liquidity needs, which may materially and adversely affect our business and financing 15 condition. Thus, the Risk Retention Rules materially limit our ability to sell and hedge a portion of our RMBS that we acquire through our securitizations and subjects us to the credit risk related to the retained RMBS that we otherwise may have sold. In addition, in certain cases, we have and may also in the future covenant to retain an interest, and to take certain other action, with respect to such securitizations for purposes of the EU/UK Securitization Rules, which subjects us to certain risks, including risks similar to those that arise under the U.S. Risk Retention Rules. Additional risks include: Risks relating to repurchase agreements. Our inability to securitize these loans would require us to secure financing in the form of repurchase agreements. Repurchase agreements may be shorter term in nature as compared to the financing term achieved by way of securitization and will subject us to the risk of margin calls and the risk that we may not be able to refinance these repurchase agreements when they mature. These risks may have an adverse impact on our business and our liquidity. See the Risk Factor captioned “— Risks Related to Financing Activities — Pursuant to the terms of borrowings under our financing arrangements, we are subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.” in this Annual Report for more details. Risks relating to underwriting and due diligence. Prior to acquiring loans or other assets for securitizations, we may undertake underwriting and due diligence efforts with respect to various aspects of the loan or asset. When underwriting or conducting due diligence, we rely on resources and data available to us, which may be limited, and we rely on investigations by third-parties. We may also only conduct due diligence on a sample of a pool of loans or assets we are acquiring and assume that the sample is representative of the entire pool. Our underwriting and due diligence efforts may not reveal matters that could lead to losses. Risks relating to marketing and disclosure documentation. When engaging in securitization transactions, we may prepare marketing and disclosure documentation. If our marketing and disclosure documentation are alleged or found to contain inaccuracies or omissions, we may be liable under federal and state securities laws (or under other laws) for damages to third- party investors or otherwise incur litigation costs. Additionally, we may retain various third-party service providers when we engage in securitization transactions, including underwriters or initial purchasers, trustees, administrative and paying agents, and custodians, among others. We may contractually agree to indemnify these service providers against various third-party claims and associated losses they may suffer in connection with the provision of services to us and/or the securitization trust. Our Manager’s due diligence of potential investments may be insufficient, which could lead to investment losses. Our Manager values our target assets based on loss-adjusted yields, taking into account estimated future defaults on the mortgage loans and other investments, and the estimated impact of those defaults on expected future cash flows. These default estimates are based in part on our Manager’s assessment of the strengths and weaknesses of the originators, borrowers, and the underlying property values, as well as other factors. Our Manager’s default estimates may not prove accurate, which could lead to investment losses (particularly as related to investments with significant credit risk, as discussed above). This risk may be more pronounced during times of market volatility and negative economic conditions, such as those currently being experienced. Our Manager’s investment models may be incorrect either due to inaccurate models or incorrect third-party data, which could lead to investment losses. Given the complexity of certain of our investments and strategies, our Manager must rely heavily on analytical models (both proprietary models developed by our Manager and those supplied by third-parties) as well as models and data supplied by third- parties. When this information or analysis proves to be incorrect, any decisions made in reliance thereon expose us to potential risks. For example, by relying on this potentially faulty information or analysis, our Manager may be induced to buy certain investments at prices that are too high, to sell certain other investments at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging may prove to be unsuccessful. Some of the analytical models used by our Manager, such as mortgage prepayment models, mortgage default models, and models providing risk sensitivities (e.g., duration) rely on predictive assumptions which could prove to be incorrect. In addition, the predictive models used by our Manager may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain investments than actual market prices. Furthermore, since predictive models are usually constructed based on historical data supplied by third- parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data and the ability of these historical models to accurately reflect future periods. 16

All valuation models rely on correct market data inputs. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. Third-party data may be more prone to inaccuracies in light of volatile market conditions and unprecedented conditions created by geopolitical uncertainty or other conditions or events. However, even if the input of market data is correct, "model prices" often differ substantially from prices that could be achieved in a market transaction, especially for securities that are illiquid and have complex characteristics or embedded structural leverage, such as derivative securities. These risks may lead to investment losses (particularly as related to investments with significant credit risk, as discussed above). We operate in a highly competitive market. Our profitability depends, in large part, on our ability to acquire our target assets at favorable prices. Although we expect to acquire a portion of our loans from our mortgage originator, Arc Home, in which we own an approximate 66.0% interest, Arc Home has no obligation to sell residential mortgage loans and other target assets to us. In addition, residential mortgage loans originated by Arc Home are generally allocated among us and other funds managed by affiliates of our Manager with substantially similar investment strategies to us. To the extent that Arc Home's volume production is insufficient or our allocation of such loans by our Manager decreases, we may experience difficulties in obtaining the volume of loans needed to grow our business and execute our investment strategy. We also acquire residential mortgage loans and other target assets from unaffiliated third parties, including through the secondary market when market conditions and asset prices are conducive to making attractive purchases. In acquiring residential mortgage loans and other target assets from unaffiliated third parties, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies, hedge funds and other entities. Additionally, we may also compete with the U.S. Federal Reserve and the U.S. Treasury to the extent they purchase assets meeting our objectives pursuant to various purchase programs. Many of our competitors are significantly larger than us, have greater access to capital and other resources and may have other advantages over us. Our competitors may include other entities managed by affiliates of our Manager. See "— Risks Related to our Management and our Relationships with our Manager and its Affiliates — Our governance and operational structure could result in conflicts of interest." for further information. In addition to existing companies, other companies may be organized in the future for similar purposes, including companies focused on purchasing mortgage assets. A proliferation of such companies may increase the competition for equity capital and thereby adversely affect the market price of our common stock. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of assets and establish more relationships than us. We also may have different operating constraints from those of our competitors including, among others, (1) tax-driven constraints such as those arising from our qualifying and maintaining our qualification as a REIT, (2) restraints imposed on us as a result of maintaining our exclusion from the definition of an "investment company" or other exemptions under the Investment Company Act and (3) restraints and additional costs arising from our status as a public company. Furthermore, competition for our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on us. We may experience periods of significant illiquidity for our assets, which could adversely impact our business. Future market developments or disruptions, including adverse developments in financial and capital markets, could reduce the liquidity in the markets of the assets that we own. For example, upon the onset of the volatility created by the COVID-19 pandemic, we were unable to efficiently liquidate certain assets to raise capital, and residential whole loans present more acute liquidity risks as they are generally more cumbersome to sell (unlike RMBS, which normally trade in an active market). Such decreased liquidity can cause us to sell our assets at a price lower than we would normally sell them or cause us to hold our assets longer than we would normally hold them. In addition, price volatility normally associated with periods of illiquidity could cause our lenders to require us to pledge additional assets as collateral. If we are unable to obtain sufficient short-term financing or our assets are insufficient to meet the collateral requirements, then we may be compelled to liquidate particular assets at an inopportune time and at distressed sale prices. These conditions could adversely impact our business. 17

Valuations of our investments may at times be unavailable or unreliable. The values of some of our investments may not be readily determinable. We measure the fair value of these investments in accordance with guidance set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 820-10, "Fair Value Measurements and Disclosures." Ultimate realization of the value of an asset depends to a great extent on economic and other conditions that are beyond our control. Further, fair value is only an estimate based on our Manager's good faith judgment of the price at which an investment can be sold between willing buyers and sellers. If we were to liquidate a particular asset, the realized value may be more than or less than the fair value that we ascribe to that asset. Our Manager’s determination of the fair value of our investments often depends on inputs provided by third-party dealers and pricing services. Valuations of certain of our investments are often difficult to obtain or are unreliable. In general, dealers and pricing services heavily disclaim their valuations. Depending on the complexity and illiquidity of a security, valuations of the same security can vary substantially from one dealer or pricing service to another. Wide disparities in asset valuations may be more pronounced during periods when market participants are engaged in distressed sales. Therefore, our results of operations for a given period could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal. The outbreak of highly infectious or contagious diseases could adversely impact or cause disruption to our financial condition and results of operations. The U.S. and other countries have experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. The outbreak or spread of any highly infectious or contagious disease could result in federal, state and local governments and private entities mandating various restrictions, quarantines, curfews, “stay-at- home” or “shelter in place” orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations, any of which could adversely impact our Manager's ability to successfully operate our business. In addition, outbreaks or pandemics have and may continue to disrupt global supply chains, contribute to increased inflation, increase rates of unemployment and adversely impact many industries. Future disruptions and governmental actions, due to an outbreak of any highly infectious or contagious disease, combined with any associated economic and/or social instability or distress, may have an adverse impact on our results of operations, financial condition and cash available for distribution. In particular, the outbreak or spread of any highly infectious or contagious disease may impact our financing strategy and liquidity. We finance many of the mortgage loans and real estate related securities we acquire with borrowings under repurchase facilities and other financing arrangements and, as market conditions permit, refinance these assets through securitization transactions. If as a result of an outbreak or pandemic, the financing markets were to experience another period of extreme volatility and illiquidity, we may be forced to sell our mortgage loans, real estate related securities and other assets that secure our repurchase facilities and other financing arrangements on less favorable terms to us than might otherwise be available in a regularly functioning market and such actions could result in deficiency judgments and other claims against us. These conditions would have a materially negative effect on our results of operations, and, in turn, cash available for distribution to our stockholders and on the value of our assets. For example, in 2020 with the onset of the COVID-19 pandemic, we experienced significant declines in the value of our assets financed through repurchase facilities and other financing arrangements as well as adverse developments with respect to the cost and terms of such financing, and received margin calls, default notices and deficiency letters from certain of our financing counterparties well in excess of historical norms. We were able to resolve these deficiencies and related matters with lenders during 2020, but at significant expense and the size of our investment portfolio and market capitalization decreased substantially as a result of satisfying margin calls and defaults. Any outbreak or pandemic, and the resulting impacts on the financial, economic and capital markets environment, and future developments in these and other areas may result in material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. Moreover, the risk factors discussed in this "Risk Factors" section are likely to also be impacted directly or indirectly by the impact of an outbreak or pandemic. Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could negatively affect our profitability and our ability to make distributions. Our investment portfolio is primarily comprised of residential mortgage loans and RMBS. An investment in such assets will generally decline in value if interest rates increase, particularly long-term interest rates. Declines in market value may 18 ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders. The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. In a normal yield curve environment, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs will generally increase more rapidly than the interest income earned on our assets. Because our investments will generally bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net interest margin, net income, and book value. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income. A significant risk associated with our target assets is the risk that both long-term and short-term interest rates will increase significantly. If long-term rates increase significantly, the market value of these investments will decline, and the duration and weighted average life of the investments will increase due to the slowing of the prepayment rate. At the same time, an increase in short-term interest rates will increase the amount of interest owed on the financing arrangements we enter into to finance the purchase of our investments. Subject to maintaining our qualification as a REIT and our exclusion from regulation as an investment company under the Investment Company Act, we have utilized and expect to continue to utilize various derivative instruments and other hedging instruments to mitigate interest rate risk, but there can be no assurances that our hedges will be successful, or that we will be able to enter into or maintain such hedges. As a result, interest rate fluctuations can cause significant losses, reductions in income, and could materially and adversely affect us. In addition, in periods of higher interest rates, such as what we are currently experiencing, there is generally reduced demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated has and may continue to affect the volume of target assets available to us, which could adversely affect our ability to acquire assets that satisfy our investment objectives. If interest rates continue to remain high or increase further and cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, it could materially and adversely affect us. We may be adversely affected by risks affecting borrowers or the asset or property types in which our investments may be concentrated at any given time, as well as from climate change or other unfavorable changes in the related geographic regions. Our assets are not subject to any geographic, diversification or concentration limitations except that we concentrate in residential mortgage-related investments. Accordingly, our investment portfolio may be concentrated by geography, asset type (as is the case currently, as residential whole loans are by far our most concentrated asset type), property type and/or borrower, increasing the risk of loss to us if the particular concentration in our portfolio is subject to greater risks or suffers adverse developments. In addition, adverse economic conditions in the areas where the properties securing or otherwise underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of our investments. Moreover, a geographic concentration of our investments in an area which has been or may become adversely impacted by climate change (including flooding, drought, wildfire, tornadoes, and other severe weather) may negatively impact the performance of those investments. As of December 31, 2025, 30% of the total fair value of our residential mortgage loan portfolio was secured by properties located in California, which are particularly susceptible to natural disasters such as fires, earthquakes and mudslides. In addition, as of December 31, 2025, 10% of the total fair value of our residential mortgage loan portfolio was secured by properties located in Florida, which are particularly susceptible to natural disasters such as hurricanes and floods. Further, the effects of climate change have made, and may continue to make, certain types of insurance, such as flood insurance, increasingly difficult and/or expensive to obtain in these and certain other areas. If potential homeowners are unable to obtain affordable homeowner insurance coverage in these areas, which has become more widespread in recent years and exacerbated 19 by climate events, such as the Los Angeles County wildfires in 2025, demand for real estate in these areas may be materially and adversely affected. A material decline in the demand for and value of real estate in these areas may materially and adversely affect us. Lack of diversification can further increase the correlation of non-performance and foreclosure risks among our investments. Climate change, climate change-related initiatives and regulation and sustainability-related issues, may adversely affect our business and financial results and damage our reputation. There has been and continues to be concern from advocacy groups and the general public over the effects of climate change on the environment. Government mandates, standards and regulations enacted in response to these projected impacts of climate change could result in restrictions on land development in certain areas or increased energy, transportation and raw material costs. These concerns have also resulted in increasing governmental and societal attention to sustainability matters, including attempts to expand mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, waste production, water usage, human capital, labor, and risk oversight, that could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. More recently, anti-ESG sentiment has gained momentum in the United States, with the Federal government and many states having enacted or proposed "anti-ESG" policies, legislation or issue related legal opinions. These and other rapidly changing, and sometimes conflicting, laws, regulations, policies and related interpretations, as well as increased enforcement actions by various governmental and regulatory agencies, may create challenges for us, including our compliance and ethics programs, may alter the environment in which we do business and may increase the ongoing costs of compliance, which could adversely impact our results of operations and cash flows. If we are unable to adequately address such climate and sustainability matters or we fail or are perceived to fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results. Further, significant physical effects of climate change including extreme weather events such as drought, wildfire, tornadoes, hurricanes or floods can also have an adverse impact on real estate assets that secure our residential mortgage loans. See "—We may be adversely affected by risks affecting borrowers or the asset or property types in which our investments may be concentrated at any given time, as well as from climate change or other unfavorable changes in the related geographic regions." Cybersecurity risks may cause a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our business. Our business is highly dependent on the communications and information systems of our Manager, its affiliates and third-party service providers. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing proprietary and confidential information, corrupting data or causing operational disruption. System breaches in particular are evolving. Computer malware, viruses, computer hacking, phishing attacks, ransomware attacks, attacks enhanced or facilitated by artificial intelligence and other machine learning techniques, and other electronic security breaches have become more frequent and more sophisticated. The result of these incidents may include disrupted operations, delays or other problems in our securities trading activities, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our investor relationships and reputation, any or all of which could have a material adverse effect on our results of operations and cash flows and negatively affect the market price of our common stock and our ability to make distributions to our stockholders. As our reliance on technology has increased, so have the risks posed to our information systems, including those provided by the Manager and third-party service providers (including, without limitation, affiliates and third parties with which we and our Manager do business, such as Arc Home and other mortgage originators, due diligence firms, pricing vendors and servicers, or that facilitate our business activities, including clearing agents or other financial intermediaries we use to facilitate our securitization transactions, valuation firms and law firms). If such parties' respective systems experience failure, interruption, cyber-attacks, or security breaches, we may in turn face risks of operational failure, termination or capacity constraints. The acquisition of mortgage loans entails us, the Manager and third-party service providers coming into possession of borrower non-public personal information, and we may be liable for losses suffered by individuals whose personal information is stolen or compromised as a result of a breach of the security of the systems on which we, our Manager or third-party service providers of ours store this information, or as a result of other mismanagement of such information, and any such liability could be material. Even if we are not liable for such losses, any breach of these systems could expose us to material costs in notifying affected individuals or other parties and providing credit monitoring services, as well as to regulatory fines or penalties. Our Manager, its affiliates and third-party service providers have experienced and are and will continue to be from time to time the target of attempted cyber attacks, breaches and other security threats. We rely on our Manager to continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized 20 access, misuse, computer viruses and other events that could have a security impact, and our Manager's ability to monitor our service providers' information systems may be limited or more difficult because our Manager may not have direct access. There is no guarantee that these efforts, or similar efforts by affiliates of our Manager and third-party service providers, will be successful. Even with all reasonable security efforts, not every breach can be prevented or even detected. Further, should the majority of our Manager's personnel return to working remotely in the future, the risk of cybersecurity incidents and cyber- attacks may increase. The failure of servicers to effectively service the mortgage loans in our portfolio may materially and adversely affect us, and market disruptions may make it more difficult for the loan servicers to perform a variety of services for us, which may adversely impact our business and financial results. In connection with our business of acquiring and holding residential mortgage loans and investing in RMBS, we rely on third- party service providers, principally loan servicers, to perform a variety of services, comply with applicable laws and regulations, and carry out contractual covenants and terms. For example, we rely on the mortgage servicers who service the mortgage loans we purchase as well as the loans underlying our RMBS to, among other things, collect principal and interest payments on such loans and perform loss mitigation services, such as forbearance, workouts, modifications, foreclosures, short sales and sales of foreclosed property. Servicer quality. Servicer quality is of prime importance in the performance of residential mortgage loans, RMBS and MSRs. Both default frequency and default severity of loans may depend upon the quality of the servicer. Servicers may not be vigilant in encouraging borrowers to make their monthly payments, may take longer to liquidate non-performing assets, or less competent in the foreclosure process and disposing REO properties. The foreclosure process can be lengthy and expensive, and the delays and costs involved in completing a foreclosure, and then subsequently liquidating the REO property through sale, may materially increase any related loss. In the case of pools of securitized loans, servicers may be required to advance interest on delinquent loans to the extent the servicer deems those advances recoverable. In the event the servicer does not advance interest on delinquent loans, interest may not be able to be paid even on more senior securities. Servicers may also advance more interest than is in fact recoverable once a defaulted loan is disposed, and the loss to the trust may be greater than the outstanding principal balance of that loan. Additionally, servicers can perform loan modifications, which could potentially impact the value of our securities. The failure of servicers to effectively service the mortgage loans underlying the securities in our investment portfolio could negatively impact the value of our investments and our performance. The laws and regulations governing mortgage servicing are continually evolving and regulators have identified mortgage loan servicing as a current enforcement priority. The failure of servicers to comply with these laws and regulations or to effectively service the mortgage loans underlying the RMBS in our portfolio, any mortgage loans we own or any MSRs Arc Home owns could negatively impact the value of our investments and our performance. Servicer default. The servicer has a fiduciary obligation to act in the best interest of the securitization trust, but significant latitude exists with respect to its servicing activities. The servicer also has a contractual obligation to obey all laws and regulations (including federal, state, and local laws and regulations) and to act in accordance with applicable servicing standards; however, as we do not control these servicers, we cannot be sure that they are acting in accordance with their contractual and legal obligations or applicable law. The servicer's failure to comply with these obligations could expose us to regulatory scrutiny and litigation risk. If a third-party servicer fails to perform its duties under the securitization documents or its contractual duties to us, this may result in a material increase in delinquencies or losses on the RMBS or mortgage loans we own or the MSRs Arc Home owns or in a fine or adverse finding from a regulatory authority if the ownership of loans is tied to the servicing of those loans. Any such servicing failures and resulting delinquencies or losses may impact the value of the RMBS, mortgage loans or MSRs, and we may incur losses on our investment. Transfer of Servicing. Servicing transfers may occur for various reasons, including because servicers often go out of business. This transfer takes time, and loans may become delinquent because of confusion or lack of attention, which could cause us to incur losses that may materially and adversely affect us. In addition, when servicing is transferred, servicing fees may increase, which may have an adverse effect on the RMBS held by us or the MSRs held by Arc Home. Market disruptions on servicing activities. The economic and market disruptions, including those directly or indirectly caused by a pandemic or cyber attack, may adversely impact the financial condition of the borrowers of our residential mortgage loans and the loans that underlie our RMBS investments. If the current economic conditions worsen or servicers experience a system shutdown for a prolonged period of time, the number of borrowers who request a payment deferral or forbearance arrangement or become delinquent or default on their financial obligations may increase significantly, and such increase may place greater stress on the servicers’ finances and human capital, which may make it more difficult for these servicers to successfully service these loans. In addition, many loan servicing activities are not permitted to be done through a remote work setting. To the extent that shelter-in-place orders and remote work arrangements for non-essential businesses 21 continue in the future, loan servicers may be materially adversely impacted. As a result, we could be materially and adversely affected if a mortgage servicer is unable to adequately or successfully service our residential mortgage loans and the loans that underlie our RMBS or if any such servicer experiences financial distress. Market disruptions on servicer liquidity. The economic and market disruptions, including those directly or indirectly caused by a pandemic or cyber attack, may result in liquidity pressures on servicers and other third-party vendors that we rely upon. For instance, as a result of an increase in mortgagors requesting relief in the form of forbearance plans and/or other loss mitigation or an inability to make payments due to a system shutdown, servicers and other parties responsible in capital markets securitization transactions for funding advances with respect to delinquent mortgagor payments of principal and interest may begin to experience financial difficulties if mortgagors do not make monthly payments. The negative impact on the business and operations of such servicers or other parties responsible for funding such advances could be significant. Sources of liquidity typically available to servicers and other relevant parties for the purpose of funding advances of monthly mortgage payments, especially entities that are not depository institutions, may not be sufficient to meet the increased need that could result from significantly higher delinquency and/or forbearance rates. The extent of such liquidity pressures in the future is not known at this time and is subject to continual change. If Arc Home’s ability to sell loans in the secondary market is impaired, it could affect its volume and margins, which could adversely affect its business and, in turn, would have a negative impact on our results. Arc Home originates residential mortgage loans and may sell them to the GSEs or other third-party investors in the secondary market. There can be no assurance that Arc Home will be able to continue to sell its loans into the secondary market at attractive prices, or at all. Arc Home sells a portion of its mortgage loans to Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac remain in conservatorship, and a path forward to emerge from conservatorship is unclear. Their roles could be reduced, modified or eliminated, and the nature of their guarantees could be limited or eliminated relative to historical measurements. Any discontinuation of, or significant reduction in, the role or operation of these agencies, or any significant adverse change in the level of activity of these agencies in the primary or secondary mortgage markets could materially and adversely affect Arc Home’s business. If Arc Home is unable to sell its mortgage loans to the GSEs or other third-party investors, or the prices for such loans decline, its liquidity may be negatively impacted, it may be unable to continue to fund such loans, the costs of borrowing under its warehouse facilities may increase, its revenues and margins on new loan originations could be reduced and its ability to repay its warehouse facilities could be impaired. Any of the foregoing could adversely affect Arc Home’s business, which in turn would have a negative impact on our results. Arc Home is subject to extensive licensing requirements and regulation, which could materially and adversely affect us. Arc Home's lending and servicing business activities are subject to extensive regulation by federal, state and local governmental and regulatory authorities, including the CFPB, the Federal Trade Commission, the U.S. Department of Housing and Urban Development, the U.S. Department of Veterans Affairs, the SEC and various state agencies that license, audit, investigate and conduct examinations of its mortgage servicing, origination, and other activities. In the current regulatory environment, the policies, laws, rules and regulations applicable to Arc Home's mortgage origination and servicing businesses have been rapidly evolving. New or modified regulations at the federal or state level to address concerns on a variety of fronts, including potential impacts from climate change, fair and equitable access to housing and consumer data privacy and security concerns, could increase Arc Home’s operational expenses or otherwise enhance regulatory supervision and enforcement efforts. Federal, state or local governmental authorities may continue to enact laws, rules or regulations that will result in changes in Arc Home's business practices and may materially increase the costs of compliance. We are unable to predict whether any such changes will adversely affect Arc Home's business and, in turn, our financial results. In addition, over the years, regulators have vigilantly enforced the regulation of mortgage lenders and have penalized or, in some cases, even suspended non-compliant mortgage lenders' ability to originate loans in their jurisdictions for their failure to comply with regulatory requirements. We expect to acquire a portion of our target newly originated residential mortgage loans from Arc Home. If Arc Home is unable to originate loans in one or more jurisdictions as a result of regulatory issues or otherwise, it may result in fewer investment opportunities for us or in opportunities that are less geographically diversified. Further, any such regulatory issues for Arc Home could result in damage to our or our Manager's reputation in the market and impact Arc Home's ability to continue to source a desired volume of residential mortgage loan originations. If Arc Home is unable to originate the volume of loans anticipated, we may also be unable to identify other sources of residential loans for acquisition to satisfy our strategy and we may need to alter such strategy to seek other investments. Further, if any of the foregoing events were to occur, the value of our investment in Arc Home may also be adversely impacted. 22

An economic slowdown or a deterioration of the housing market could negatively impact Arc Home's lending and servicing businesses. Adverse economic conditions or a deterioration of the housing market could negatively impact Arc Home's lending businesses. For example, in 2022, following the Federal Reserve's rapid interest rate hikes, total U.S. residential mortgage origination volume, including origination volume at Arc Home, decreased substantially and remained low as interest rates continued to rise in 2023. While there were modest interest rate decreases in 2024 and 2025 and origination volume has been increasing, the Federal Reserve could determine to leave rates at current levels or even increase rates further should inflation become elevated. Moreover, adverse economic conditions accompanied by declining home prices generally reduce the level of new mortgage loan originations and refinancing activity, since borrowers often use increases in the value of their existing properties to support the purchase of, or investment in, additional properties. Borrowers may also be less able to make payments on loans in a weakened economy, which may lead to an increase in requests for forbearance or defaults. In addition, for any loans that Arc Home services, it is required to advance its own funds to meet contractual principal and interest remittance requirements for GSEs or other investors, pay property taxes and insurance premiums and process foreclosures when a borrower is not making payments. Arc Home generally finances a large portion of its servicing advance obligations and an increase in such obligations could increase its interest expense. If Arc Home's servicing advance obligations exceed its financing capacity for such obligations or such financing otherwise becomes unavailable, Arc Home may need to use cash on hand or take additional actions, including selling assets and reducing its originations to generate liquidity to support its servicer advance obligations. Higher delinquencies also increase Arc Home’s cost to service loans as loans in default require more intensive effort to bring them current or manage the foreclosure process, and may also result in delayed or lower revenues. Foreclosures are involuntary prepayments resulting in a reduction in unpaid principal balance. This may result in higher amortization expense and declines in the value of any MSRs Arc Home may own. Any of the foregoing could adversely affect Arc Home’s business, which in turn would have a negative impact on our results. Our business is subject to extensive regulation. Our business is subject to extensive regulation by federal and state governmental authorities, self-regulatory organizations, and securities exchanges. We are required to comply with numerous federal and state laws. The laws, rules and regulations comprising this regulatory framework change frequently, as can the interpretation and enforcement of existing laws, rules, and regulations. We may receive requests from federal and state agencies for records, documents, and information regarding our policies, procedures, and practices regarding our business activities. We may incur significant ongoing costs to comply with these government regulations. These requirements can and do change as statutes and regulations are enacted, promulgated, amended, and interpreted, and trends among federal and state lawmakers and regulators historically have been toward increasing laws, regulations, and investigative proceedings concerning the mortgage industry generally; however, the current administration has sought to and may implement changes in regulatory oversight. The implications and any actual changes to current regulatory processes are currently unknown. Such uncertainty could in itself lead to inefficiencies for lenders and services, confusion in the market and other impacts, which could materially adversely affect our business, financial condition and/or results of operations. Although we believe that we have structured our operations and investments to comply with existing legal and regulatory requirements and interpretations, changes in regulatory and legal requirements, including changes in their interpretation and enforcement by lawmakers and regulators, could materially and adversely affect our business and our financial condition, liquidity, and results of operations. Failure of the U.S. federal government to avoid a government shutdown may negatively impact the economic environment and adversely impact our results of operations. Congressional disagreement over the federal budget and the maximum amount of debt the federal government is permitted to have outstanding (commonly referred to as the "debt ceiling") has previously caused the U.S. federal government to shut down for periods of time. Generally, if effective legislation to fund government operations and manage the level of federal debt is not enacted, the federal government may suspend its investments for certain government accounts, among other available options, in order to prioritize payments on its obligations. A failure by the U.S. Congress to pass spending bills or address the debt ceiling at any point in the future would increase the risk of default by the U.S. on its obligations, the risk of a lowering of the 23

U.S. federal government's credit rating, and the risk of other economic dislocations. Such a failure, or the perceived risk of such a failure, could consequently have a material adverse effect on the financial markets and economic conditions in the U.S. and globally. For several times in the past decade, including as recently as October 2025, by the appropriations legislation deadline Congress failed to pass a new appropriations bill or continuing resolution to temporarily extend funding, resulting in U.S. government shutdowns that caused federal agencies to halt non-essential operations. If economic conditions severely deteriorate as a result of U.S. federal government fiscal gridlock, our operations could be affected, which may adversely impact our financial condition and results of operations. These risks may also impact our overall liquidity, our borrowing costs, or the market price of our common stock. Future acquisitions or strategic investments could be difficult to identify and integrate with our business, disrupt our business, and adversely affect our financial condition and results of operations. We may seek to acquire or invest in businesses and asset classes that we believe could complement or expand our investment strategy or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not the acquisitions are completed. Certain of our acquisitions have and future acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our financial position and results of operations. In addition, if an acquired business or portfolio fails to meet our performance expectations, our business, financial condition, and results of operations may be adversely affected. If we are unable to successfully integrate acquisitions into our business, we may never realize their expected benefits. With each acquisition, we may discover unexpected costs, liabilities for which we are not indemnified, delays, lower than expected cost savings or synergies, or incurrence of other significant charges such as impairment of goodwill or other intangible assets and asset devaluation. Our Manager also may be unable to successfully integrate company cultures, retain key personnel, apply its expertise to new competencies, or react to adverse changes in industry conditions. We may utilize artificial intelligence, which could expose us to liability and affect our business. We use, or may in the future use, artificial intelligence, generative artificial intelligence, machine learning and similar tools and technologies (collectively, “AI”) in connection with our business. In addition, Arc Home and certain of our third party service providers use, or may in the future use, AI. The use of AI is still a relatively new and emerging technology, and the introduction and incorporation of AI by us, Arc Home or our third party service providers may expose us to additional risks, such as damage to our reputation, competitive position, and business, legal and regulatory risks and additional costs. For example, AI algorithms and machine learning methods may contain flaws, raising ethical and legal concerns, such as unintentional bias in credit decisions. Additionally, the complexity and fast-paced evolution of AI present significant challenges, especially as we and Arc Home compete with other companies in our respective spaces. We may not always succeed in identifying or resolving problems before they emerge. AI-related challenges, including potential government regulations, flaws, or other deficiencies, could further complicate our efforts and adversely affect our business. Risks Related to our Investments Our investments in non-agency residential mortgage loans, including Non-QM Loans in particular, subject us to legal, regulatory and other risks. We believe our primary risks related to non-agency residential assets, including Non-QM Loans in particular, are credit-related risks (see “Risks Related to our Company, Business, and Operations” above). In addition, the ownership of non-agency residential mortgage loans (currently our primary targeted asset class) will subject us to legal, regulatory and other risks, including those arising under federal consumer protection laws and regulations designed to regulate residential mortgage loan underwriting and originators’ lending processes, standards, and disclosures to borrowers. The laws, rules and regulations comprising this regulatory framework change frequently, as can the interpretation and enforcement of existing laws, rules and regulations. Some of the laws, rules and regulations to which we are subject are intended primarily to safeguard and protect consumers, rather than stockholders or creditors. From time to time, we may receive requests from federal and state agencies for records, documents and information regarding our policies, procedures and practices regarding our business activities. We incur significant ongoing costs to comply with these government regulations. These rules generally focus on consumer protection and include, among others, rules promulgated under the Dodd-Frank Act, the Truth in Lending Act of 1968 (“Truth- in-Lending Act”), the Gramm-Leach-Bliley Financial Modernization Act of 1999 (“Gramm-Leach-Bliley”). The Dodd-Frank Act grants enforcement authority and broad discretionary regulatory authority to the CFPB to prohibit or condition terms, acts or practices relating to mortgage loans that the CFPB finds abusive, unfair, deceptive or predatory, as well as to take other 24 actions that the CFPB finds are necessary or proper to ensure responsible affordable mortgage credit remains available to consumers. These laws and regulations include the "ability-to-repay" rules ("ATR Rules") under the Truth-in-Lending Act and "qualified mortgage" regulations. The ATR Rules specify the characteristics of a "qualified mortgage" and two levels of presumption of compliance with the ATR Rules: a safe harbor and a rebuttable presumption for higher priced loans. The "safe harbor" under the ATR Rules applies to a covered transaction that meets the definition of "qualified mortgage" and is not a "higher-priced covered transaction." For any covered transaction that meets the definition of a "qualified mortgage" and is not a "higher-priced covered transaction," the creditor or assignee will be deemed to have complied with the ability-to-repay requirement and, accordingly, will be conclusively presumed to have made a good faith and reasonable determination of the consumer’s ability to repay. Creditors or assignees will have the benefit of a rebuttable presumption of compliance with the applicable ATR Rules if they have complied with the qualified mortgage characteristics of the ATR Rules other than the residential mortgage loan being higher-priced in excess of certain thresholds. On December 10, 2020, the CFPB issued a final rule that adopts a set of “bright- line” loan pricing thresholds to replace the previous General Qualified Mortgage 43% debt-to-income threshold calculated in accordance with "Appendix Q" and removes Appendix Q (the "General QM Final Rule"). Effective March 1, 2021, the General QM Final Rule provided certain changes to the definition of general qualified mortgage loans and the "Seasoned QM Final Rule" creates a new category of a qualified mortgage, referred to as a "Seasoned QM." A loan is eligible to become a Seasoned QM if it is a first-lien, fixed rate loan that meets certain performance requirements over a seasoning period of 36 months, is held in portfolio until the end of the seasoning period by the originating creditor or first purchaser, complies with general restrictions on product features and points and fees, and meets certain underwriting requirements. These amendments and changes to the necessary policies and procedures to demonstrate compliance with these requirements for loans sold in the secondary market may increase the economic and compliance costs for participants in the mortgage origination and securitization industries, including us. Non-QM Loans are among the loan products we acquire. The safe harbor and presumptions outlined above with respect to compliance with the ATR Rules are not available to Non-QM Loans. Because the final rules are largely untested in court, they remain subject to interpretive uncertainties. Failure of residential mortgage loan originators or servicers to comply with these laws and regulations could subject us, as an assignee or purchaser of these loans (or as an investor in securities backed by these loans), to monetary penalties assessed by the CFPB through its administrative enforcement authority and by mortgagors through a private right of action against lenders or as a defense to foreclosure, including by recoupment or setoff of finance charges and fees collected, and could result in rescission of the affected residential mortgage loans, which could adversely impact our business and financial results. Such risks may be higher in connection with the acquisition of Non-QM Loans. Borrowers under Non-QM Loans may be more likely than borrowers under qualified loans to challenge the analysis conducted under the ATR Rules by lenders. Even if a borrower does not succeed in the challenge, additional costs may be incurred in connection with challenging and defending such claims, which may be more costly in judicial foreclosure jurisdictions than in non-judicial foreclosure jurisdictions, and there may be more of a likelihood such claims are made since the borrower is already exposed to the judicial system to process the foreclosure. The laws, rules and regulations to which we are subject can and do change as statutes and regulations are enacted, promulgated, amended, and interpreted. As a result, we are unable to fully predict at this time how these, or other laws or regulations that may be adopted in the future, will affect our business and the results of operations and financial condition. See "—Our business is subject to extensive regulation." While the implications and any actual changes to current regulatory regimes are currently unknown, such uncertainty may result in increasing the economic and compliance costs for participants in the mortgage origination and securitization industries, including us. We invest in Agency-Eligible Loans, which expose us to an increased risk of loss. We invest in Agency-Eligible Loans, which are residential mortgage loans that are underwritten in accordance with GSE guidelines and are primarily secured by investment properties. The repayment of such a loan by the property owner (i.e., the borrower) often depends primarily on its tenant's continuing ability to pay rent to the property owner. If the property owner is unable to find or retain a tenant for the rental property, the property owner would cease to have a continuous rental income stream with respect to the property and, as a result, the property owner's ability to repay the loan on a timely basis or at all could be adversely affected. In addition, the physical condition of non-owner-occupied properties can be below that of owner- occupied properties due to lax property maintenance standards, which can have a negative impact on the value of the collateral properties. Moreover, loans on non-owner-occupied residential properties generally involve larger principal amounts and a greater degree of risk than owner-occupied residential mortgage loans, resulting in a higher likelihood that we will be subject to losses on such investment property loans. 25

We invest in Home Equity Loans and may invest in other second lien mortgage loans, which expose us to an increased risk of loss. We invest in Home Equity Loans, which include revolving lines of credit or closed-end loans secured primarily by a second lien on a residential mortgaged property. Similar to our non-agency loans, our Home Equity Loans do not conform to underwritten GSE guidelines. In addition, Home Equity Loans and other second lien investments (including RMBS backed by such loans) are subordinate to the primary or first lien mortgage loan on a residential property (i.e., the senior debt). The repayment of Home Equity Loans by a borrower is highly dependent on the borrower's creditworthiness as well as the stability of home values. If a borrower defaults on a Home Equity Loan or on its senior debt, or in the event of a borrower bankruptcy, such loan will be satisfied only after all senior debt is paid in full. In such situation, there is a higher likelihood that we may lose all or a significant part of our investment, which could result in losses and have a material adverse effect on us. This risk would be exacerbated in times of declining home values or recessionary periods. Additionally, the lines of credit in certain Home Equity Loans and other second lien investments may subject us to future funding obligations. Future funding obligations may adversely impact our liquidity and require us to maintain higher liquidity than we might otherwise maintain, which could reduce the overall return on our investment portfolio. Changes in prepayment rates may adversely affect the return on our investments. When borrowers prepay mortgage loans that we own or are underlying the securities we own at rates faster or slower than anticipated, it exposes us to prepayment or extension risk, respectively. Prepayment rates are impacted by a variety of factors, including prevailing mortgage rates, loan age and size, loan-to-value ratios, housing price trends, general economic conditions and other factors not in our control. To the extent that actual prepayment speeds differ from our expectations, our operating results could be adversely affected, and we could be forced to sell assets to maintain adequate liquidity, which could cause us to incur realized losses. In addition, should significant prepayments occur, there is no certainty that we will be able to identify acceptable new investments, which could reduce our invested capital or result in us investing in less favorable investments. In periods of declining interest rates, prepayments on investments generally increase and the proceeds of prepayments received during these periods may generally be reinvested by us in comparable assets at reduced yields. In addition, the market value of investments subject to prepayment may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Conversely, in periods of rising interest rates, prepayments on investments, where contractually permitted, generally decrease, in which case we would not have the prepayment proceeds available to invest in comparable assets at higher yields and our cost to finance such assets would likely increase. Under certain interest rate and prepayment scenarios, we may fail to recoup fully our cost of certain investments. Prepayment rates are difficult to predict, and market conditions may disrupt the historical correlation between interest rate changes and prepayment trends. Our success depends, in part, on our ability to predict prepayment behavior under a variety of economic conditions and particularly the relationship between changing interest rates and the rate of prepayments. As part of our overall portfolio risk management, we analyze interest rate changes and prepayment trends separately and collectively to assess their effects on our investment portfolio. To a large extent our analysis is based on models that are dependent on a number of assumptions and inputs. Many of the assumptions we use are based upon historical trends with respect to the relationship between interest rates and prepayments under normal market conditions. There is risk that our assumptions prove to be incorrect. Dislocations in the residential mortgage market and other developments may disrupt the relationship between the way that prepayment trends have historically responded to interest rate changes. Prepayment rates are also impacted by other factors beyond interest rates, such as when borrowers sell their property and use the proceeds to prepay their mortgage, or when borrowers default on their mortgages and the mortgages are prepaid from the proceeds of a foreclosure sale of the property. The impact of each of these factors on prepayment rates is difficult to predict and may negatively impact our ability to assess the market value of our investment portfolio, implement hedging strategies and/or implement techniques to reduce our prepayment rate volatility, which could adversely affect our financial condition and results of operations. Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded. 26

Some of our investments, including the bonds that may be issued in our future securitization transactions for which we would be required to retain a portion of the credit risk, may be rated by rating agencies. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings would not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than- expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value and liquidity of our investments could significantly decline, which would adversely affect the value of our portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us. Our investment in lower rated Non-Agency RMBS resulting from the securitization of our assets or otherwise, exposes us to the first loss on the mortgage assets held by the securitization vehicle. Additionally, the principal and interest payments on Non-Agency RMBS are not guaranteed by any entity, including any government entity or GSE, and therefore are subject to increased risks, including credit risk. Our investments include Non-Agency RMBS which are backed by non-QM, Home Equity and other residential mortgage loans that are not issued or guaranteed by a GSE or the U.S. government. Within a securitization of residential mortgage loans, various securities are created, each of which has varying degrees of credit risk. We anticipate that our investments in Non- Agency RMBS will be concentrated in lower-rated and unrated securities in which we are exposed to the first loss on the residential mortgage loans held by the securitization vehicle, which will subject us to the most concentrated credit risk associated with the underlying residential mortgage loans. Additionally, the principal and interest on Non-Agency RMBS, unlike those on Agency RMBS, are not guaranteed by GSEs such as Fannie Mae and Freddie Mac or, in the case of Ginnie Mae, the U.S. government. Non-Agency RMBS are subject to many of the risks of the underlying mortgage loans. A residential mortgage loan is typically secured by a single-family residential property and is subject to risks of delinquency and foreclosure and risk of loss. The Home Equity Loans backing certain of our Non-Agency RMBS are primarily second lien loans and as a result risks of delinquency and foreclosure and risk of loss of such loans are heightened. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including, but not limited to, a general economic downturn, unemployment, energy costs, acts of God, war or other geopolitical conflict, terrorism, inflation, social unrest and civil disturbances, may impair the borrower's ability to repay its mortgage loan. In addition, the current elevated mortgage rates have generally not led to lower housing costs (including due to a possible "lock-in" effect), which has led to significantly lower home affordability and thus adversely impacted the cost of owning a home, which could lead to an increase in defaults on the mortgage loans underlying many of our investments. In periods following home price declines, "strategic defaults" (decisions by borrowers to default on their mortgage loans despite having the ability to pay) also may become more prevalent. In the event of defaults under residential mortgage loans backing any of our Non-Agency RMBS, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the residential mortgage loan. Moreover, in the event of the bankruptcy of a residential mortgage loan borrower, the residential mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the residential mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a residential mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed residential mortgage loan. If borrowers default on the residential mortgage loans backing our Non-Agency RMBS and we are unable to recover any resulting loss through the foreclosure process, we could be materially and adversely affected. Risks Related to Legacy WMC Commercial Investments Commercial real estate-related investments that are secured by commercial real property, which were acquired by us in the WMC acquisition, are subject to delinquency, foreclosure and loss, which could result in losses to us. In connection with the WMC acquisition, we acquired commercial mortgage loans and CMBS with an aggregate fair value of $97.9 million as of December 31, 2025. CMBS may be secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Commercial real estate debt instruments (e.g., mortgages and mezzanine loans) that are secured by commercial property are subject to risks of delinquency and foreclosure and risks of loss that are arguably greater than similar risks associated with a pool of loans secured by single-family residential properties. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the 27 borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by a number of factors that include: • overall macroeconomic conditions in the area in which the properties underlying the mortgages are located; • tenant mix and the success of tenant businesses; • property location, condition and management decisions; • competition from comparable types of properties; and • changes in law that increase operating expenses or limit rents that may be charged. In addition, we are exposed to the risk of judicial proceedings with our borrowers and entities we invest in, including bankruptcy or other litigation, as a strategy to avoid foreclosure or enforcement of other rights by us as a lender or investor. In the event that any of the properties or entities underlying or collateralizing our loans or investments experiences any of the foregoing events or occurrences, the value of, and return on, such investments could be reduced, which would adversely affect our results of operations and financial condition. As of the date of this Annual Report, all of the Company's Legacy WMC Commercial Loans, with an aggregate fair value of $55.4 million as of December 31, 2025, are either on non-accrual or cost recovery status. While we and the other lender parties along with the borrowers are pursuing consensual sales of the properties underlying such loans, there are no assurances that such sales will be completed on the terms anticipated or at all. To the extent we and the other lender parties acquire ownership of properties securing the Legacy WMC Commercial Loans through foreclosure or deed-in-lieu of foreclosure and own real estate directly without completing a sale of such properties, we are subject to risks particular to owning real property. The costs associated with operating and redeveloping the property, including any operating shortfalls, the costs of financings, and significant capital expenditures, could materially and adversely affect our results of operations, financial condition and liquidity. In addition, if and when the property is sold, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis, resulting in a loss to us. Furthermore, any costs or delays involved in the maintenance or liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss. If our Manager overestimates the loss-adjusted yields of our CMBS investments, we may experience losses. Our Manager will analyze any CMBS investments we may acquire based on loss-adjusted yields, taking into account estimated future losses on the mortgage loans included in the securitization's pool of loans, and the estimated impact of these losses on expected future cash flows. Our Manager's loss estimates may not prove accurate, as actual results may vary from estimates. In the event that our Manager underestimates the pool level losses relative to the price we pay for a particular CMBS investment, we may experience losses with respect to such investment. If we do not control the special servicing of the mortgage loans included in the CMBS in which we invest and, in such cases, the special servicer may take actions that could adversely affect our interests. With respect to CMBS in which we invest, overall control over the special servicing of the related underlying mortgage loans will be held by a "directing certificate holder" or a "controlling class representative," which is appointed by the holders of the most subordinate class of CMBS in such series. We may not have the right to appoint the directing certificate holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions with respect to the specially serviced mortgage loans that could adversely affect our interests. Risks Related to U.S. Government Programs The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. government, may adversely affect our business. The payments we receive on the Agency RMBS in which we invest depend upon a steady stream of payments on the mortgages underlying the securities and are guaranteed by Fannie Mae or Freddie Mac. In 2008 Congress and the U.S. Treasury undertook a series of actions to stabilize financial markets, generally, and Fannie Mae and Freddie Mac, in particular. On September 7, 2008, in response to the deterioration in the financial condition of Fannie Mae and Freddie Mac, the Federal Housing Finance Agency ("FHFA") placed Fannie Mae and Freddie Mac into conservatorship, which is a statutory process pursuant to which the FHFA operates Fannie Mae and Freddie Mac as conservator in an effort to stabilize the entities. The appointment of the FHFA as conservator of both Fannie Mae and Freddie Mac allows the FHFA to control the actions of the two GSEs. 28

Shortly after Fannie Mae and Freddie Mac were placed in federal conservatorship, the Secretary of the U.S. Treasury noted that the guarantee structure of Fannie Mae and Freddie Mac required examination and that changes in the structures of the entities were necessary to reduce risk to the financial system. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be eliminated or considerably limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes Agency RMBS and could have broad adverse market implications as well as negatively impact our liquidity, financing rates, net income, and book value. The problems faced by Fannie Mae and Freddie Mac that resulted in their being placed into federal conservatorship have stirred debate among some federal policy makers regarding the continued role of the U.S. government in providing liquidity for the residential mortgage market. The gradual recovery of the housing market has made Fannie Mae and Freddie Mac profitable again and increased the uncertainty about their futures. If federal policy makers decide that the U.S. government’s role in providing liquidity for the residential mortgage market should be reduced or eliminated, each of Fannie Mae and Freddie Mac could be dissolved and the U.S. government could decide to stop providing liquidity support of any kind to the mortgage market. If Fannie Mae or Freddie Mac were eliminated, or their structures were to change radically, the amount and type of Agency RMBS available for investment would drastically reduce, affecting our ability to acquire Agency RMBS. Our income could be negatively affected in a number of ways depending on the manner in which related events unfold. For example, the continued backing of Fannie Mae and Freddie Mac by the U.S. Treasury and any additional credit support it may provide in the future to the GSEs (as defined below) could have the effect of lowering the interest rate we receive from Agency RMBS, thereby tightening the spread between the interest we earn on our Agency RMBS portfolio and our cost of financing that portfolio. A reduction in the supply of Agency RMBS could also increase the prices of Agency RMBS we seek to acquire thereby reducing the spread between the interest we earn on our portfolio of targeted assets and our cost of financing that portfolio. Any new law affecting these GSEs may exacerbate market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac. It is also possible that such laws could adversely impact the market for such securities and the spreads at which they trade. All of the foregoing could materially adversely affect the pricing, supply, liquidity and value of our target assets and otherwise materially adversely affect our business, operations and financial condition. It remains uncertain whether Congress and the current presidential administration will address the GSE conservatorship through legislative or administrative actions, and if so on what timeline and how any potential action would be structured. On January 2, 2025, the FHFA and the U.S. Treasury Department agreed to again amend the preferred stock purchase agreements between the U.S. Treasury Department and each of the GSEs to establish a methodical process for eventual public input on the termination of conservatorship to minimize disruption to the housing and financial markets. Moreover, personnel changes at the applicable regulatory agencies may alter the nature and scope of oversight affecting the mortgage finance industry generally (particularly with respect to the future role of Fannie Mae and Freddie Mac). While the likelihood that major mortgage finance system reform will be enacted in the short term remains uncertain, the adoption of any such reform may increase the level of uncertainty in the overall federal regulatory environment, which could adversely affect our business. We are subject to the risk that agencies of and entities sponsored by the U.S. government may not be able to fully satisfy their guarantees of Agency RMBS or that these guarantee obligations may be repudiated, which may adversely affect the value of our investment portfolio and our ability to sell or finance these securities. The interest and principal payments we receive on the Agency RMBS in which we invest are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Unlike the Ginnie Mae certificates in which we may invest, the principal and interest on securities issued by Fannie Mae and Freddie Mac are not guaranteed by the U.S. government. All the Agency RMBS in which we invest depend on a steady stream of payments on the mortgages underlying the securities. As conservator of Fannie Mae and Freddie Mac, the FHFA may disaffirm or repudiate (subject to certain limitations for qualified financial contracts) contracts that Freddie Mac or Fannie Mae entered into prior to the FHFA’s appointment as conservator if it determines, in its sole discretion, that performance of the contract is burdensome and that disaffirmation or repudiation of the contract promotes the orderly administration of its affairs. The Housing and Economic Recovery Act of 2008, or HERA, requires the FHFA to exercise its right to disaffirm or repudiate most contracts within a reasonable period of time after its appointment as conservator. In addition, HERA provides that mortgage loans and mortgage-related assets that have been transferred to a Freddie Mac or Fannie Mae securitization trust must be held for the beneficial owners of the related mortgage-related securities and cannot be used to satisfy the general creditors of Freddie Mac or Fannie Mae. 29

FHFA has advised that it does not intend to repudiate any guarantee obligation relating to Fannie Mae and Freddie Mac’s mortgage-related securities. However, if the guarantee obligations of Freddie Mac or Fannie Mae were repudiated by the FHFA, payments of principal and/or interest to holders of Agency RMBS issued by Freddie Mac or Fannie Mae would be reduced in the event of any borrowers’ late payments or failure to pay or a servicer’s failure to remit borrower payments to the trust. In that case, trust administration and servicing fees could be paid from mortgage payments prior to distributions to holders of Agency RMBS. Any actual direct compensatory damages owed due to the repudiation of Freddie Mac or Fannie Mae’s guarantee obligations may not be sufficient to offset any shortfalls experienced by holders of Agency RMBS. The FHFA also has the right to transfer or sell any asset or liability of Freddie Mac or Fannie Mae, including its guarantee obligation, without any approval, assignment or consent. If the FHFA were to transfer Freddie Mac's or Fannie Mae’s guarantee obligations to another party, holders of Agency RMBS would have to rely on that party for satisfaction of the guarantee obligation and would be exposed to the credit risk of that party. If the new party does not guarantee these Agency RMBS, we are subject to credit loss on the Agency RMBS which could negatively affect liquidity, net income and book value. Mortgage loan modification and refinancing programs may adversely affect the value of, and our returns on, mortgage- backed securities and residential mortgage loans. The U.S. government, through the Federal Reserve, the Federal Housing Administration ("FHA"), the FHFA and the Federal Deposit Insurance Corporation ("FDIC"), has implemented a number of federal programs designed to assist homeowners, including the Home Affordable Modification Program, or HAMP, which provides homeowners with assistance in avoiding residential mortgage loan foreclosures, and the Home Affordable Refinance Program, or HARP, which allows borrowers who are current on their mortgage payments to refinance and reduce their monthly mortgage payments at loan-to-value ratios up to 125% without new mortgage insurance. Similar modification programs are also offered by several large non-GSE financial institutions. HAMP, HARP and other loss mitigation programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans (through forbearance and/or forgiveness) and/or the rate of interest payable on the loans, or to extend the payment terms of the loans. Non-Agency RMBS and residential mortgage loan yields and cash flows could particularly be negatively impacted by a significant number of loan modifications with respect to a given security or residential mortgage loan pool, including, but not limited to, those related to principal forgiveness and coupon reduction. These loan modification, loss mitigation and refinance programs may adversely affect the value of, and the returns on, mortgage- backed securities and residential mortgage loans that we own or may purchase. In the event of a future outbreak or pandemic, it is anticipated that other forbearance programs, foreclosure moratoriums or other programs or mandates may be imposed, including those that will impact mortgage related assets. These forbearance and foreclosure moratorium programs may adversely affect the value of, and the returns on, mortgage-backed securities and residential mortgage loans that we own or may purchase. Risks Related to Financing Activities We have a material amount of corporate indebtedness, which could have significant effects on our business. During 2024, we issued an aggregate of $99.5 million principal amount Senior Unsecured Notes, $34.5 million of which are due in February 2029 and the remaining $65.0 million are due in May 2029. There can be no assurances we will be able to refinance our corporate indebtedness (1) on commercially reasonable terms, (2) on terms, including with respect to interest rates, as favorable as our current debt, or (3) at all. If we are unable to generate cash flow from operations in the future sufficient to address the maturity of our corporate indebtedness, we may be required to adopt one or more alternatives, such as selling assets at inopportune times, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to restructure or refinance our indebtedness will depend on the capital markets and our financial condition at such time. Economic conditions and the credit markets have historically experienced, and may continue to experience, periods of volatility, uncertainty, or weakness that could impact the availability or cost of debt financing. Any refinancing of our corporate unsecured indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Our inability to generate sufficient cash flow to satisfy our debt service requirements or to refinance our 30 obligations on commercially reasonable terms may adversely affect our cash flows, ability to make distributions to our stockholders, financial condition, and results of operations. In addition, we may consider making strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for us, including: • hindering our ability to adjust to changing market, industry or economic conditions; limiting our ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions or emerging businesses; • limiting the amount of cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses; • limiting our ability to deduct interest under Section 163(j) of the Code; • making us more vulnerable to economic or industry downturns, including interest rate increases; and • placing us at a competitive disadvantage compared to less leveraged competitors. Moreover, we may be required to raise substantial additional capital to execute our business strategy. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. If we are unable to obtain additional financing, our credit ratings could be adversely affected, which could raise our borrowing costs and limit our future access to capital and our ability to satisfy our obligations under our indebtedness. Our business strategy involves the use of leverage, and we may become overleveraged or not achieve what we believe is optimal leverage, which may materially adversely affect our liquidity, results of operations or financial condition. We use leverage as a strategy to increase the return on our assets. Pursuant to our leverage strategy, we borrow against a substantial portion of the market value of our mortgage investments and use the borrowed funds to finance our investment portfolio and the acquisition of additional investment assets. The risks associated with leverage are more acute during periods of market volatility and disruption and economic slowdown or recession. We may not be able to achieve our desired leverage ratio for a number of reasons, including if: • our lenders require that we pledge additional collateral to cover our borrowings; • our lenders do not make financing arrangements available to us at acceptable rates; • certain of our lenders exit the repurchase market; or • we determine that the leverage would expose us to excessive risk. In addition, the use of leverage exposes us to other significant risks, including: Change of collateral valuation. The amount of financing that we receive under our repurchase agreements will be directly related to our counterparties’ valuation of our assets that collateralize the outstanding financing. Typically, repurchase agreements grant the repurchase agreement counterparty the right to reevaluate the fair value of the assets that cover the amount financed under the repurchase agreement at any time. If a repurchase agreement counterparty determines that the value of the assets subject to the repurchase agreement financing has decreased, it has the right to initiate a margin call. These valuations may be different than the values that we ascribe to these assets and may be influenced by recent asset sales at distressed levels by forced sellers. A margin call requires us to transfer additional assets to a repurchase agreement counterparty without any advance of funds from the counterparty for such transfer or to repay a portion of the outstanding repurchase agreement financing. We would also be required to post additional collateral if haircuts increase under a repurchase agreement. In these situations, we could be forced to sell assets at significantly depressed prices to meet such margin calls and to maintain adequate liquidity, which could cause significant losses. Significant margin calls could have a material adverse effect on our business. For example, as a result of the COVID-19 outbreak, late in the first quarter of 2020, we observed a mark-down of a substantial portion of our assets by our repurchase agreement counterparties, resulting in us having to pay cash or additional securities to satisfy margin calls that were well beyond historical norms. This eventually resulted in us seeking temporary forbearance from our counterparties, which resulted in significant losses. Financing terms. Our ability to fund our purchases of target assets may be impacted by our ability to secure financing arrangements on acceptable terms and renew or roll these financing arrangements. The terms we receive on such financings are influenced by the demand for similar funding by our competitors, including other REITs, specialty finance companies and other 31 financial entities. Many of our competitors are significantly larger than us, have greater financial resources and significantly larger balance sheets than we do. Any sizable interest rate shock or disruption in secondary mortgage markets resulting in the failure of one or more of our largest competitors may have a materially adverse effect on our ability to access or maintain short- term financing for our target assets. If we are not able to renew or roll our existing repurchase agreements or arrange for new financing on terms acceptable to us, we may have to dispose of assets at significantly depressed prices and at inopportune times, which could cause significant losses, and may also force us to curtail our asset acquisition activities. Adverse change in financing counterparties. We depend upon a limited number of financing counterparties to fund our investments. The aggregate number of our financing counterparties was six as of December 31, 2025. The limited number of financing counterparties may reduce our ability to obtain financing on favorable terms and increases our counterparty credit risk. In addition, our ability to fund our operations, meet financial obligations and finance asset acquisitions may be impacted by an inability to secure and maintain our repurchase agreements with our counterparties. Because repurchase agreements are short-term commitments of capital, repurchase agreement counterparties may respond to market conditions in a manner that makes it more difficult for us to renew or replace on a continuous basis our maturing short-term financings. Such counterparties have and may continue to impose more onerous conditions when rolling such financings. If major lenders stop financing our target assets, the value of our target assets could be negatively impacted, thus reducing net stockholders’ equity, or book value. If we are faced with a larger haircut in order to roll a financing with a particular counterparty, or in order to move a financing from one counterparty to another, then we would need to make up the difference between the two haircuts in the form of cash, which could similarly require us to dispose of assets at significantly depressed prices and at inopportune times, which could cause significant losses. Market Volatility/Periods of Market Dislocation. Issues related to financing are exacerbated in times of significant dislocation in the financial markets, such as those experienced in connection with the COVID-19 pandemic in 2020 as well as more recently as a result of macroeconomic conditions, including inflationary pressures. It is possible that our financing counterparties will become unwilling or unable to provide us with financing, and we could be forced to sell our assets at an inopportune time when prices are depressed or markets are illiquid, which could cause significant losses. Many mortgage REITs, including us, experienced this during the initial stages of the COVID-19 pandemic and related market dislocations. In addition, if the regulatory capital requirements imposed on our financing counterparties change, they may be required to significantly increase the cost of the financing that they provide to us, or to increase the amounts of collateral they require as a condition to providing us with financing. Our financing counterparties also have revised, and may continue to revise, their eligibility requirements for the types of assets that they are willing to finance or the terms of such financings, including increased haircuts and requiring additional cash collateral, based on, among other factors, the regulatory environment and their management of actual and perceived risk, particularly with respect to assignee liability. The securitization process exposes us to risks, which could result in losses to us. We use securitization financing for certain of our residential whole loan investments. In such structures, our financing sources typically have only a claim against the assets included in a securitization rather than a general claim against us as an entity. Prior to any such financing, we generally seek to finance our investments with relatively short-term repurchase agreements until a sufficient portfolio of assets is accumulated. As a result, we are subject to the risk that we would not be able to acquire, during the period that any short-term repurchase agreements are available, sufficient eligible assets or securities to maximize the efficiency of a securitization. We also bear the risk that we would not be able to obtain new short-term repurchase agreements or would not be able to renew short-term repurchase agreements after they expire should we need more time to seek and acquire sufficient eligible assets or securities for a securitization. In addition, conditions in the capital markets may make the issuance of any such securitization less attractive to us even when we do have sufficient eligible assets or securities. While we generally intend to retain a portion of the interests issued under such securitizations and, therefore, still have exposure to any investments included in such securitizations, our inability to enter into such securitizations may increase our overall exposure to risks associated with direct ownership of such investments, including the risk of default. If we are unable to obtain and renew short-term repurchase agreements or to consummate securitizations to finance the selected investments on a long-term basis, we may be required to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price. These financing arrangements require us to make certain representations and warranties regarding the assets that collateralize the borrowings. Although we perform due diligence on the assets that we acquire, certain representations and warranties that we make in respect of such assets may ultimately be determined to be inaccurate. Such representations and warranties may include, but are not limited to, issues such as the validity of the lien; the absence of delinquent taxes or other liens; the loans' compliance with all local, state and federal laws and the delivery of all documents required to perfect title to the lien. In the event of a breach of a representation or warranty, we may be required to repurchase affected loans, make indemnification payments to certain indemnified parties or address any claims associated with such breach. Further, we may have limited or no recourse against the 32 seller from whom we purchased the loans. Such recourse may be limited due to a variety of factors, including the absence of a representation or warranty from the seller corresponding to the representation provided by us or the contractual expiration thereof. In certain instances, we rely on the seller to directly make representations and warranties regarding loans in a securitization. Any failure by the seller to fulfill its obligations to repurchase or make indemnification payments may negatively impact our bond ratings and our ability to execute future securitization terms on desirable terms or at all. A breach of a representation or warranty could adversely affect our results of operations and liquidity and give rise to material litigation. In addition, we may engage in securitizations in which the loans serving as collateral have or may in the future have unfunded draw amounts. To the extent such amounts are drawn upon by the borrowers, it is expected that such draws will be funded by the servicer. We may be obligated to reimburse the servicer for such draws to the extent principal collections on the loans or any reserves that have been established are insufficient to reimburse the servicer. Certain of our financing arrangements are rated by one or more rating agencies, and we may sponsor financing facilities in the future that are rated by credit agencies. The related agency or rating agencies may suspend rating notes at any time. Rating agency delays may result in our inability to obtain timely ratings on new notes, which could adversely impact the availability of borrowings or the interest rates, advance rates or other financing terms and adversely affect our results of operations and liquidity. Further, if we are unable to secure ratings from other agencies, limited investor demand for unrated notes could result in further adverse changes to our liquidity and profitability. Our financing arrangements contain restrictive operating covenants. We, either directly or through our equity method investments in affiliates, have outstanding master repurchase agreements or loan agreements with multiple counterparties. These agreements generally include customary representations, warranties and covenants, but may also contain more restrictive supplemental terms and conditions. Although specific to each agreement, typical supplemental terms include requirements of minimum equity, leverage ratios, performance triggers or other financial ratios. The negative impacts on our business caused by macroeconomic conditions and market volatility may make it more difficult to meet or satisfy these covenants, and we cannot assure you that we will remain in compliance with these covenants in the future. Future lenders may impose similar or more onerous restrictions. If we fail to meet or satisfy any covenant, supplemental term or representation and warranty, an event of default could be declared under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable (or such amounts may automatically become due and payable), terminate their commitments, require the posting of additional collateral, enforce their respective interests against existing collateral pledged under such agreements and restrict our ability to make additional borrowings. Certain financing agreements may contain cross-default and cross-acceleration provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. A default also could significantly limit our financing alternatives, which could cause us to curtail our investment activities or dispose of assets when we otherwise would not choose to do so. As a result, a default on any of our financing agreements could materially and adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders. Further, this could also make it difficult for us to satisfy the qualification requirements necessary to maintain our status as a REIT for U.S. federal income tax purposes. If a counterparty to a repurchase agreement defaults on its obligation to resell or return the underlying loan or security back to us at the end of the transaction term, we may lose money on such financing arrangement. When we engage in financing arrangements, we generally sell loans or securities to lenders (i.e., repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell or return the same loans or securities back to us at the end of the term of the transaction. Because the cash we receive from lenders when we initially sell or deliver the assets to the lender is less than the value of those assets (this difference is the haircut), if the lender defaults on its obligation to resell or return the same assets back to us (whether due to insolvency of the lender or otherwise) we may incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). On December 31, 2025, we had greater than 5% stockholders' equity at risk on a GAAP basis and non-GAAP basis with four repurchase agreement counterparties: Goldman Sachs Bank USA, BofA Securities, Inc., Barclays Capital Inc., and JP Morgan Securities, LLC,. Our rights under our repurchase agreements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders under the financing arrangements, which may allow our lenders to repudiate our financing arrangements. 33

In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreements to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on the pledged collateral without delay, impacting our legal title and the right to proceeds. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as that of an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender’s insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur. Pursuant to the terms of borrowings under our financing arrangements, we are subject to margin calls that could result in defaults or force us to sell assets under adverse market conditions or through foreclosure. We enter into repurchase agreements or similar financing arrangements to finance the acquisition of our target assets. Pursuant to the terms of borrowings under such financing arrangements, a decline in the value of the collateral may result in our lenders initiating margin calls. A margin call requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. The specific collateral value to borrowing ratio that would trigger a margin call is not set in the master repurchase agreements or loan agreements and is not determined until we engage in a repurchase transaction or borrowing arrangement under these agreements. Our fixed-rate collateral are generally more susceptible to margin calls as periods of increased interest rates tend to affect more negatively the market value of fixed-rate securities. In addition, some collateral may be more illiquid than other instruments in which we invest, which could cause them to be more susceptible to margin calls in a volatile market environment. Moreover, collateral that prepays more quickly increases the frequency and magnitude of potential margin calls as there is a significant time lag between when the prepayment is reported (which reduces the market value of the security) and when the principal payment is actually received. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. The threat of or occurrence of a margin call could force us to sell, either directly or through a foreclosure, our collateral under adverse market conditions. Because of the leverage we expect to have, we may incur substantial losses upon the threat or occurrence of a margin call. The risks associated with leverage are more acute during periods of economic slowdown, recession, or an outbreak of a highly infectious disease or pandemic, which the U.S. economy has experienced and may experience in the future. The Federal Reserve’s actions and statements regarding monetary policy and the management of its balance sheet can affect the fixed income and mortgage finance markets in ways that could adversely affect our future business and financial results and the value of, and returns on, real estate-related investments and other assets we own or may acquire. Actions taken by the Federal Reserve to set or adjust monetary policy or to manage the overall size and composition of its balance sheet, and statements it makes regarding the foregoing, may affect the expectations and outlooks of market participants in ways that disrupt our business and adversely affect the value of, and returns on, our portfolio of real-estate related investments and the pipeline of mortgage loans we own or may originate or acquire. For example, to control the rate of inflation, the Federal Reserve launched a reverse process known as quantitative tightening and raised its benchmark federal funds rate from nearly zero in March 2022 to a range between 5.25% and 5.50%, as of December 31, 2023. The Federal Reserve kept the target range at this level until September 2024, stating in 2024 Federal Open Market Committee meetings that the risks to achieving its employment and inflation goals continue to move into better balance. Since then, the Federal Reserve delivered three rate cuts in each of 2024 and 2025, the latest one in December 2025, bringing the target range down to 3.50% from 3.75%. To the extent benchmark interest rates remain at high levels or rise or the yield curve flattens as a result of the Federal Reserve’s policy actions or statements, one of the immediate potential impacts on our business would be a reduction in the overall value of the pool of mortgage loans that we own and the overall value of the pipeline of mortgage loans that we have identified for origination or purchase. Rising benchmark interest rates also generally have a negative impact on the overall cost of short- and long-term borrowings we use to finance our acquisitions and holdings of mortgage loans, including as a result of the requirement to post additional margin (or collateral) to lenders to offset any associated decline in value of the mortgage loans we finance with short-term borrowings subject to market value-based margin calls. Several of the short-term borrowing facilities we use to finance our acquisitions and holdings of mortgage loans are uncommitted and all such short-term facilities have a limited term, which could result in these types of borrowings not being available in the future to fund our acquisitions and holdings and could result in our being required to sell holdings of mortgage loans and incur losses. In addition, any inability to fund originations or acquisitions of mortgage loans could damage our reputation as a reliable counterparty in the mortgage finance markets. 34

In addition, benchmark interest rates rising or the yield curve flattening would also likely impact the volume of residential mortgage loans available for purchase in the marketplace and our ability to compete to acquire residential mortgage loans as part of our residential mortgage banking activities. These impacts could result from, among other things, a lower overall volume of mortgage refinance activity by mortgage borrowers and an increased level of competition from large commercial banks that may operate with a lower cost of capital than we do, including as a result of Federal Reserve monetary policies that impact banks more favorably than us and other non-bank institutions. These and other impacts of developments of the type described above may have a negative impact on our business and results of operations and we cannot accurately predict the full extent of these impacts or for how long they may persist. Further, as of December 31, 2025, we have $93.2 million of 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock"), which transitioned to a floating rate on September 17, 2024. An increase in interest rates will increase the cost of the Series C Preferred Stock, refinancing of our existing borrowings or the issuance of new variable rate debt. Risks Related to our Management and our Relationship with our Manager and its Affiliates We are dependent upon our Manager, its affiliates and their key personnel and may not find a suitable replacement if the management agreement with our Manager is terminated or such key personnel are no longer available to us, which would materially and adversely affect us. In accordance with our management agreement, we are externally managed and advised by our Manager, and all of our officers are employees of TPG or its affiliates. We have no separate facilities, and we have no employees. Pursuant to our management agreement, our Manager is obligated to supply us with our senior management team, and the members of that team may have conflicts in allocating their time and services between us and other entities or accounts managed by our Manager and its affiliates, now or in the future, including other TPG funds. Substantially all of our investment, financing and risk management decisions are made by our Manager and not by us, and our Manager also has significant discretion as to the implementation of our operating policies and strategies. Furthermore, TPG has the sole discretion to hire and fire employees, and our Board of Directors and stockholders have no authority over the individual employees of our Manager, TPG or its affiliates, although our Board of Directors does have direct authority over our officers who are supplied by our Manager. Accordingly, we are completely reliant upon, and our success depends exclusively on, our Manager’s personnel, services, resources, facilities, relationships and contacts. No assurance can be given that our Manager will act in our best interests with respect to the allocation of personnel, services and resources to our business. In addition, the management agreement does not require our Manager to dedicate specific personnel to us or to require personnel servicing our business to allocate a specific amount of time to us. The failure of any of our Manager’s key personnel to service our business with the requisite time and dedication, or the departure of such personnel from our Manager, or the failure of our Manager to attract and retain key personnel, would materially and adversely affect our ability to execute our business plan. Further, when there are turbulent conditions in the real estate industry, distress in the credit markets or other times when we will need focused support and assistance from our Manager, the attention of our Manager’s personnel and executive officers and the resources of TPG will also be required by the other funds and accounts managed by our Manager and its affiliates, placing our Manager’s resources in high demand. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if our Manager and its affiliates did not act as a manager for other entities. If the management agreement is terminated and a suitable replacement for our Manager is not secured in a timely manner or at all, we would likely be unable to execute our business plan, which would materially and adversely affect us. Moreover, as a result of TPG's acquisition of TPG Angelo Gordon in 2023, our Manager became an indirect subsidiary of TPG. Uncertainty about the effect of such acquisition on employees, clients and business of TPG Angelo Gordon, as well as time and attention required by our management team and other personnel of our Manager to integration and other matters related to the acquisition or TPG, may have an adverse effect on our Manager and subsequently on us and the other funds managed by our Manager and its affiliates, including TPG Credit funds. Retention and motivation of certain employees may be challenging due to the uncertainty and difficulty of integration or a desire not to remain with TPG Angelo Gordon. As a result of the foregoing, management of our company may be adversely affected. Further, the completion of the acquisition may give rise to additional conflicts of interest and competition for investment opportunities among us, other TPG Angelo Gordon funds and TPG funds. 35

The management agreement was not negotiated on an arm’s length basis and the terms, including the fees payable to our Manager, may not be as favorable to us as if the agreement was negotiated with unaffiliated third-parties. All of our officers and our non-independent directors are employees of TPG or its affiliates. The management agreement was negotiated between related parties, and we did not have the benefit of arm’s length negotiations of the type normally conducted with an unaffiliated third-party and the terms, including the fees payable to our Manager, may not be as favorable to us. We may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with our Manager. Our governance and operational structure could result in conflicts of interest. Our Manager is managed by TPG, whose interests may not always be aligned with ours or our Manager’s. The employees of TPG and its affiliates that devote time to managing our business may have conflicting interests between us and TPG when managing our business. TPG may decide to sell or transfer an equity interest in our Manager, which could increase the potential conflicts. For example, TPG Angelo Gordon, the direct parent company of our Manager, was acquired by TPG in November 2023. Following the acquisition, an information barrier was created between the historical TPG business and TPG Angelo Gordon, including our Manager. While information barriers are designed to restrict the flow of information between certain businesses, such barriers may be breached, inadvertently or otherwise, including with respect to information regarding certain investment opportunities, deal pipelines and strategy, which could result in greater restrictions to our and other TPG Angelo Gordon funds' investment activities. There are conflicts of interest inherent in our relationship with our Manager insofar as our Manager and its affiliates invest in real estate and other securities and loans, and whose investment objectives overlap with our investment objectives. Certain investments appropriate for us may also be appropriate for one or more of these other investment vehicles. Certain employees of our Manager and its affiliates who are our officers also may serve as officers and/or directors of these other entities. We may compete with entities affiliated with our Manager for certain target assets. From time to time, affiliates of our Manager focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity. To the extent such other investment vehicles acquire or divest of the same target assets as us, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. We have broad investment guidelines, and we have co-invested and may co-invest with funds managed by TPG and its affiliates in a variety of investments. We also may invest in securities that are senior or junior to securities owned by funds managed by our Manager or its affiliates. There can be no assurance that any procedural protection will be sufficient to assure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm’s length transaction. We are subject to TPG Angelo Gordon’s investment allocation policy, which specifically addresses some of the conflicts relating to our investment opportunities. However, there is no assurance that this policy will be adequate to address all of the conflicts that may arise, or address such conflicts in a manner that results in the allocation of a particular investment opportunity to us or is otherwise favorable to us. Our Manager, TPG and TPG Angelo Gordon and their respective employees also may have ongoing relationships with the obligors of investments or the clients’ counterparties and they or their clients may own equity or other securities or obligations issued by such parties. In addition, TPG and TPG Angelo Gordon, either for its respective own accounts or for the accounts of other clients, may hold securities or obligations that are senior to, or have interests different from or adverse to, the securities or obligations that are acquired for us. Employees of our Manager and its affiliates may also invest in other entities managed by other TPG entities which are eligible to purchase target assets. See Part I, Item 1 "Business - Investment Policies" for additional information related to target assets. TPG, TPG Angelo Gordon or our Manager and their respective employees may make investment decisions for us that may be different from those undertaken for their personal accounts or on behalf of other clients (including the timing and nature of the action taken). TPG and its affiliates may at certain times simultaneously seek to purchase or sell the same or similar investments for clients or for themselves. Likewise, our Manager may on our behalf purchase or sell an investment in which another TPG client or affiliate is already invested or has co-invested. Such transactions may differ across TPG clients or affiliates. These instances may result in conflicts of interest, which may adversely affect our operations. Some of our officers may hold executive or management positions with other entities managed by affiliates of our Manager, and some of our officers and directors may own equity interests or limited partnership interests in such entities. Such ownership may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for such entities than they do for us. 36

We may enter into transactions to purchase or sell investments with entities or accounts managed by our Manager or its affiliates. Our Manager may make, or may be required to make, investment decisions on our behalf where our trading counterparty is an entity affiliated with or an account managed by our Manager or its affiliates, including Arc Home. Although we have adopted an Affiliated Transactions Policy, which specifically addresses the requirements of these types of trades, there is no assurance that this policy will ensure the most favorable outcome for us or will be adequate to address all of the conflicts that may arise. There is no assurance that the terms of such transactions would be as favorable to us as transacting in the open market with unaffiliated third-parties. As the investment programs of the various entities and accounts managed by our Manager and its affiliates change over time, additional issues and considerations may affect our Affiliated Transactions Policy and our Manager’s expectations with respect to such transactions, which could adversely affect our operations. Our Board of Directors has approved very broad investment policies for our Manager, may change such policies without stockholder consent, and does not review or approve each investment or financing decision made by our Manager. Our Board of Directors determines our operational policies and may amend or revise such policies, including our policies with respect to our REIT qualification, acquisitions, dispositions, operations, indebtedness and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our stockholders. Operational policy changes could adversely affect the market value of our common stock and our ability to make distributions to our stockholders, such as reduction in the size of our investment portfolio. For example, 2020 was marked by unprecedented conditions caused by the COVID-19 pandemic, and as a result of and in response to these conditions, the size and composition of our investment portfolio was significantly reduced during 2020. We may also change our investment strategies and policies and target asset classes at any time without the consent of our stockholders, which could result in our making investments that are different in type from, and possibly riskier than, our current assets or the investments contemplated in this report. For example, in 2021, we repositioned our investment strategy to focus primarily on opportunities within the non-agency residential mortgage market. A change in our investment strategies and policies and target asset classes may increase our exposure to interest rate risk, default risk and real estate market fluctuations, which could adversely affect the market value of our common stock and our ability to make distributions to our stockholders. Our Manager is authorized to follow very broad investment policies and, therefore, has great latitude in determining the types of assets that are proper investments for us, the financing related to such assets, the allocations among asset classes and individual investment decisions. In the future, our Manager may make investments with lower rates of return than those anticipated under current market conditions or may make investments with greater risks to achieve those anticipated returns. Our Board of Directors periodically reviews our investment policies and our investment portfolio but does not review or approve each proposed investment by our Manager or the financing related thereto. In addition, in conducting periodic reviews, our Board of Directors relies primarily on information provided to it by our Manager. Furthermore, our Manager may use complex strategies and transactions that may be costly, difficult or impossible to unwind by the time they are reviewed by our Board of Directors. Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make riskier or more speculative investments, which increase the risk of our portfolio. We pay our Manager base management fees on a quarterly basis regardless of the performance of our portfolio. Our Manager's entitlement to base management fees, which are based on our "Stockholders' Equity" (as defined under "— Contractual obligations — The Management Agreement" in Part II, Item 7), might reduce its incentive to devote its time and effort to seeking loans or other investments that provide attractive risk-adjusted returns for our stockholders and instead may incentivize our Manager to advance strategies that increase our Stockholders’ Equity, which could, in turn, adversely affect our ability to make distributions to our stockholders and the market price of our common stock. There may be circumstances where increasing our Stockholders’ Equity will not optimize the returns for our stockholders, and consequently, we will be required to pay our Manager base management fees in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period. The compensation payable to our Manager will increase as a result of any future issuances of our equity securities, even if the issuances are dilutive to existing stockholders. In addition, our Manager has the ability to earn an incentive fee that is based, in large part, upon our achievement of targeted levels of adjusted net income, as calculated in accordance with the management agreement. In evaluating asset acquisition and 37 other management strategies, the opportunity to earn an incentive fee based on adjusted net income may lead our Manager to place undue emphasis on the maximization of adjusted net income at the expense of other criteria, such as preservation of capital, maintaining liquidity, and/or management of credit risk or market risk, in order to achieve a higher incentive fee. Assets with higher yield potential are generally riskier or more speculative. This could result in increased risk to our portfolio. In addition, the incentive fee is computed and paid annually generally on adjusted net income that includes unrealized gains driven by mark-to-market increases on investments. If the value of such investments decline prior to a realization event, it is possible that the unrealized gains previously included in the calculation of the incentive fee will not be realized. Our Manager is not under any obligation to reimburse us for any part of the incentive fee previously received as a result of unrealized gains that are ultimately not realized. Our Manager will not be liable to us for any acts or omissions performed in accordance with the management agreement, including with respect to the performance of our investments. Pursuant to our management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our Board of Directors in following or declining to follow its advice or recommendations. Our Manager maintains a contractual as opposed to a fiduciary relationship with us. Our Manager, its members, managers, officers and employees will not be liable to us or any of our subsidiaries, to our Board of Directors, or our or any subsidiary’s stockholders or partners for any act or omission by our Manager, its members, managers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our management agreement. We shall, to the full extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees and each other person, if any, controlling our Manager harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any act or omission of an indemnified party made in good faith in the performance of our Manager’s duties under our management agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our management agreement. Termination of our management agreement would be costly and, in certain cases, not permitted. It is difficult and costly to terminate the management agreement we have entered into with our Manager without cause. Our independent directors review our Manager’s performance and the management fees annually. The management agreement renews automatically each year for an additional one-year period, subject to certain termination rights. As of the date hereof, our management agreement has not been terminated. The management agreement provides that it may be terminated annually by us without cause upon the affirmative vote of at least two-thirds of our independent directors or by a vote of the holders of at least two-thirds of our outstanding common stock, in each case based upon (i) our Manager’s unsatisfactory performance that is materially detrimental to us or (ii) our determination that the management fees payable to our Manager are not fair, subject to our Manager’s right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. Our Manager must be provided 180-days’ prior notice of any such termination. We may not terminate or elect not to renew the management agreement, even in the event of our Manager’s poor performance, without having to pay substantial termination fees. Upon any such termination without cause, the management agreement provides that we will pay our Manager a termination fee equal to three times the average annual base management fee earned by our Manager during the 24-month period prior to termination, calculated as of the end of the most recently completed fiscal quarter. While under certain circumstances the obligation to make such a payment might not be enforceable, this provision may increase the cost to us of terminating the management agreement and adversely affect our ability to terminate the management agreement without cause. Our Manager may terminate our management agreement, which could materially adversely affect our business. Our Manager may terminate the management agreement if we become required to register as an investment company under the Investment Company Act with termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee to our Manager. Our Manager may decline to renew the management agreement by providing us with 180 days’ written notice, in which case we would not be required to pay a termination fee to our Manager. Our Manager may also terminate the management agreement upon at least 60 days’ prior written notice if we default in the performance of any material term of the management agreement and the default continues for a period of 30 days after written notice to us, whereupon we would be required to pay to our Manager the termination fee described above. If the management agreement is terminated and no suitable replacement is found to manage us, we may not be able to execute our business plan. Depository institutions that finance our investments may require that AG REIT Management, LLC remain as our Manager under the management agreement and that certain key personnel of our Manager continue to service our business. If AG REIT 38

Management, LLC ceases to be our Manager or one or more of our Manager’s key personnel are no longer servicing our business, it may constitute an event of default, and the depository institution providing the arrangement may have acceleration rights with respect to outstanding borrowings and termination rights with respect to our ability to finance our future investments with that institution. If we are unable to obtain financing for our accelerated borrowings and for our future investments under such circumstances, we may be required to curtail our asset acquisitions and/or dispose of assets at an inopportune time. We have engaged Red Creek Asset Management LLC, an affiliate of our Manager (the "Asset Manager"), to manage certain of our residential mortgage loans. The terms of the asset management agreement with the Asset Manager may not be as favorable to us as if the agreement was negotiated with unaffiliated third-parties. In connection with certain of our residential mortgage loan investments, we engage asset managers to provide advisory, consultation, asset management and other services to help our third-party servicers formulate and implement strategic plans to manage, collect and dispose of loans in a manner that is reasonably expected to maximize the amount of proceeds from each loan. We engaged the Asset Manager, an affiliate of the Manager and TPG, as the asset manager for the majority of our residential mortgage loans. We pay separate asset management fees to the Asset Manager based on the residential loan product type, which fees are assessed by a third-party valuation firm to be commercially reasonable. The asset management agreement was negotiated between related parties, and we did not have the benefit of arm’s length negotiations as we normally would with unaffiliated third-parties. As such, the terms may not be as favorable to us as they otherwise might have been. Risks Related to Taxation Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders. We operate in a manner that is intended to qualify us as a REIT for U.S. federal income tax purposes. However, the U.S. federal income tax laws governing REITs are complex, and interpretations of such laws are limited. Maintaining our qualification as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. Our ability to satisfy the asset tests depends upon the characterization and fair values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals. Our compliance with the annual REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Although we intend to operate so that we will maintain our qualification as a REIT, no assurance can be given that we will so qualify for any particular year. We also own interests in one or more entities that have elected to be taxed as a REIT under the U.S. federal income tax laws, or a "Subsidiary REIT." Each Subsidiary REIT is subject to the same REIT requirements that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to regular U.S. federal, state and local corporate income tax, (ii) our interest in such Subsidiary REIT would cease to be a qualifying asset for purposes of the REIT asset tests, and (iii) it is possible that we would fail certain of the REIT asset tests, in which event we also would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions. While we believe that each Subsidiary REIT has qualified as a REIT under the Code, we have joined each Subsidiary REIT in filing a "protective" TRS election under Section 856(l) of the Code. We cannot assure you that each such "protective" TRS election would be effective to avoid adverse consequences to us. Moreover, even if a "protective" election were to be effective, we cannot assure you that we would not fail to satisfy the requirement that not more than 25% of the value of our total assets may be represented by the securities of one or more TRSs. If we fail to qualify as a REIT in any calendar year, we would be required to pay U.S. federal income tax on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Further, if we fail to qualify as a REIT, we might need to borrow money or sell assets in order to pay any resulting tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT was subject to relief under U.S. federal income tax laws, we could not re-elect to qualify as a REIT for four taxable years following the year in which we failed to qualify. 39

Complying with the REIT requirements can be difficult and may cause us to be forced to liquidate assets or to forego otherwise attractive opportunities. To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our shares. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue otherwise attractive investments in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits. The REIT distribution requirements could adversely affect our ability to execute our business strategies. We generally must distribute annually at least 90% of our net taxable income, excluding any net capital gain, in order for corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax, and may be subject to state and local income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. We intend to make distributions to our stockholders to comply with the requirements of the Code and to avoid paying corporate income tax. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the distribution requirements of the Code. We may find it difficult or impossible to meet distribution requirements in certain circumstances. Due to the nature of the assets in which we invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on, or proceeds from disposition of, such assets. For example, we may be required to accrue interest and discount income on mortgage loans, mortgage-backed securities, and other types of debt securities or interests in debt securities before we receive any payment of interest or principal on such assets. To the extent that we buy back our debt at prices lower than par, we may recognize taxable income without a corresponding receipt of cash. We may also acquire distressed debt investments that may be subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower, with gain recognized by us to the extent that the principal amount of the modified debt exceeds our cost of purchasing it prior to modification. Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders. As a result, to the extent such income is not recognized within a domestic TRS, the requirement to distribute a substantial portion of our net taxable income could cause us to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of our shares as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with REIT requirements. Moreover, if our only feasible alternative were to make a taxable distribution of our shares to comply with the REIT distribution requirements for any taxable year and the value of our shares was not sufficient at such time to make a distribution to our stockholders in an amount at least equal to the minimum amount required to comply with such REIT distribution requirements, we would generally fail to qualify as a REIT for such taxable year and would be precluded from being taxed as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from certain activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold certain assets through, and derive a significant portion of our taxable income and gains in, TRSs. Such subsidiaries are subject to corporate level income tax at regular rates. Any of these taxes would decrease cash available for distribution to our stockholders. 40

The failure of assets subject to repurchase agreements to be treated as owned by us for U.S. federal income tax purposes could adversely affect our ability to qualify as a REIT. We have entered and may in the future enter into repurchase agreements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings which are secured by the assets sold pursuant thereto. We believe that we are treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT. Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax. A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% (20% for taxable years beginning before January 1, 2026) of the value of a REIT's total assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation, and in certain circumstances, the ability of our TRSs to deduct net business interest expenses generally may be limited. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Uncertainty exists with respect to the treatment of TBAs for purposes of the REIT asset and income tests. We have purchased and sold and may in the future purchase and sell Agency RMBS through TBAs and have recognized and may in the future recognize income or gains from the disposition of those TBAs, through dollar roll transactions or otherwise. While there is no direct authority with respect to the qualification of TBAs as real estate assets or U.S. Government securities for purposes of the REIT 75% asset test or the qualification of income or gains from dispositions of TBAs as gains from the sale of real property or other qualifying income for purposes of the REIT 75% gross income test, we treat our TBAs under which we contract to purchase a to-be-announced Agency RMBS ("long TBAs") as qualifying assets for purposes of the REIT 75% asset test, and we treat income and gains from our long TBAs as qualifying income for purposes of the REIT 75% gross income test, based on a legal opinion of counsel substantially to the effect that (i) for purposes of the REIT asset tests, our ownership of a long TBA should be treated as ownership of real estate assets, and (ii) for purposes of the REIT 75% gross income test, any gain recognized by us in connection with the settlement of our long TBAs should be treated as gain from the sale or disposition of an interest in mortgages on real property. Opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinions. In addition, it must be emphasized that the opinion of counsel is based on various assumptions relating to our TBAs and is conditioned upon fact-based representations and covenants made by our Manager regarding our TBAs. No assurance can be given that the IRS would not assert that such assets or income are not qualifying assets or income. If the IRS were to successfully challenge the opinion of counsel, we could be subject to a penalty tax or we could fail to remain qualified as a REIT if a sufficient portion of our assets consists of TBAs or a sufficient portion of our income consists of income or gains from the disposition of TBAs. New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in our stock. The U.S. federal tax rules that affect REITs are under review constantly by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to Treasury regulations and interpretations. Revisions in U.S. federal tax laws and interpretations thereof could cause us to change our investments, commitments and strategies, which could also affect the tax considerations of an investment in our stock. 41

Complying with the REIT requirements may limit our ability to hedge effectively. The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under current law, any income that we generate from transactions intended to hedge our interest rate, inflation or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if (i) the instrument hedges risk of interest rate or currency fluctuations on indebtedness incurred or to be incurred to carry or acquire real estate assets, (ii) the instrument hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, or (iii) the instrument was entered into to "offset" certain instruments described in clauses (i) or (ii) of this sentence and certain other requirements are satisfied and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements may constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous to us and could result in greater risks associated with interest rate fluctuations or other changes than we would otherwise be able to mitigate. The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes. A REIT’s net income from prohibited transactions is subject to a 100% tax with no offset for losses. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we dispose of or securitize loans in a manner that was treated as a sale of the loans, if we frequently buy and sell securities or open and close TBA contracts in a manner that is treated as dealer activity with respect to such securities or contracts for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose to engage in certain sales of loans through a TRS and not at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us. The share ownership limits applicable to us that are imposed by the Code for REITs and our charter may restrict our business combination opportunities. In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first taxable year. Our charter, with certain exceptions, authorizes our Board of Directors to take the actions that are necessary or appropriate to preserve our qualification as a REIT. Under our charter, no person may own, directly or indirectly, (i) more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock or (ii) more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding capital stock. However, our Board of Directors may, in its sole discretion, grant an exemption to the share ownership limits (prospectively or retrospectively), subject to certain conditions and the receipt by our board of certain representations and undertakings. The share ownership limit is based upon direct or indirect ownership by "persons," which is defined to include entities and certain groups of stockholders. Our share ownership limits might delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders. The constructive ownership rules contained in our charter are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding shares by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding shares and thus violate the share ownership limits. Any attempt to own or transfer our common stock or preferred shares in excess of the share ownership limits without the consent of our Board of Directors or in a manner that would cause us to be "closely held" under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) will result in the shares being deemed to be transferred to a director for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of our shares, any such transfer of our shares will be void ab initio. Further, any transfer of our shares that would result in our shares being held by fewer than 100 persons will be void ab initio. We could face adverse tax consequences if WMC failed to qualify as a REIT prior to the Merger. In connection with the closing of our acquisition of WMC in 2023, we received an opinion of counsel to the effect that WMC qualified as a REIT for U.S. federal income tax purposes through the time of the acquisition. However, we did not request a 42 ruling from the IRS that WMC qualified as a REIT. Notwithstanding the opinion of counsel, if the IRS successfully challenged WMC's REIT status prior to the acquisition, we could face adverse tax consequences, including: • succeeding to WMC's liability for U.S. federal income taxes at regular corporate rates for the periods in which WMC failed to qualify as a REIT (without regard to the deduction for dividends paid for such periods); • succeeding to any built-in gain on WMC's assets, for which we could be liable for U.S. federal income tax at regular corporate rates, if we were to recognize such gain in the five-year period following the Merger; and • succeeding to WMC's E&P accumulated during the periods in which WMC failed to qualify as a REIT, which we would be required to distribute to our stockholders in order to satisfy the REIT 90% distribution requirements and avoid the imposition of any excise tax as a result, we would have less cash available for operations and distributions to our stockholders, which could require us to raise capital on unfavorable terms or pay deficiency dividends. We or our TRS may not be able to fully utilize our respective net operating loss or net capital loss carryforwards. We have and our TRS has certain net operating loss ("NOL") and net capital loss ("NCL") carryforwards. NOL carryforwards can be used to offset future taxable income, and NCL carryforwards can be used to reduce net capital gain income. We and/or our TRS may not generate sufficient income of the appropriate tax character to fully utilize the respective NOL or NCL carryforwards before their expiration. In addition, NOL and NCL carryforwards and certain recognized built-in losses may be limited by Sections 382 and 383 of the Internal Revenue Code if we or our TRS, respectively, experiences an "ownership change". In general, an "ownership change" occurs if 5% stockholders increase their collective ownership of the aggregate amount of the outstanding shares of our company by more than 50 percentage points looking back over the relevant testing period. Our ability to use WMC's NOL carryforwards is limited by a Section 382 ownership change that occurred with respect to WMC at the time of the WMC Acquisition. No assurance can be provided as to whether we or our TRS may experience an ownership change that could limit our ability or our TRS's ability to utilize the respective NOL or NCL carryforwards. Risks Related to our Organization and Structure Loss of our exemption from regulation under the Investment Company Act would impose significant limits on our operations, which would negatively affect the value of shares of our common stock and our ability to distribute cash to our stockholders. We conduct our operations so neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an investment company if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% test"). "Investment securities" do not include, among other things, U.S. government securities, and securities issued by majority-owned subsidiaries that (i) are not investment companies and (ii) are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act (the so called "private investment company" exemptions). We believe that we are not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(C). The operations of many of our wholly-owned or majority-owned subsidiaries are generally conducted so that they are exempted from investment company status in reliance upon Section 3(c)(5)(C) of the Investment Company Act. Our interests in those subsidiaries do not constitute "investment securities" for purposes of Section 3(a)(1)(C). Section 3(c)(5)(C) exempts from the definition of "investment company" entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The staff of the SEC generally requires an entity relying on Section 3(c)(5)(C) to invest at least 55% of its portfolio in "qualifying assets" (the “55% test”) and at least another 25% in additional qualifying assets or in "real estate-related" assets (the “25% test”) (with no more than 20% comprised of miscellaneous assets). To the extent that our direct subsidiaries qualify only for either Section 3(c)(1) or 3(c)(7) exemptions from the Investment Company Act, we limit our holdings in those kinds of entities and in other investment securities so that we satisfy the 40% test. Although we continuously monitor our and our subsidiaries’ portfolios on an ongoing basis to determine compliance with that test, there can be no assurance that we will be able to maintain the exemptions from registration for us and each of our subsidiaries at all times. 43

The method we use to classify our and our subsidiaries’ assets for purposes of the Investment Company Act is based in large measure upon no-action positions taken by the SEC staff. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued decades ago. No assurance can be given that the SEC or its staff will concur with our classification of our or our subsidiaries’ assets. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies primarily owning real estate-related assets, including more specific or different guidance regarding these exemptions from the SEC, will not change in a manner that adversely affects our operations. To the extent of such additional guidance regarding Section 3(c)(5)(C) or any of the other matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Qualification for exemption from the definition of an investment company under the Investment Company Act limits our ability to make certain investments. For example, these restrictions limit our and our subsidiaries’ ability to invest directly in mortgage-related securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations, certain real estate companies or assets not related to real estate. If we fail to qualify for these exemptions, or the SEC determines that companies that invest in RMBS are no longer able to rely on these exemptions, we could be required to (a) restructure our activities to avoid being required to register as an investment company, (b) effect sales of certain assets in a manner that, or at a time when, we would not otherwise choose to do so or (c) register as an investment company under the Investment Company Act. Any of these outcomes could negatively affect the value of shares of our stock and our ability to make distributions to our stockholders. If we were required to register with the CFTC as a Commodity Pool Operator, it could materially adversely affect our business, financial condition and results of operations. Under the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission, or the CFTC, was given jurisdiction over the regulation of swaps. Under rules implemented by the CFTC, companies that utilize swaps as part of their business model, including many mortgage REITs, may be deemed to fall within the statutory definition of Commodity Pool Operator, or CPO, and, absent relief from the CFTC’s Division of Swap Dealer and Intermediary Oversight, may be required to register with the CFTC as a CPO. As a result of numerous requests for no-action relief from CPO registration, in December 2012 the CFTC issued no-action relief entitled "No-Action Relief from the Commodity Pool Operator Registration Requirement for Commodity Pool Operators of Certain Pooled Investment Vehicles Organized as Mortgage Real Estate Investment Trusts," which permits a CPO to receive relief from registration requirements by filing a claim stating that the CPO meets the criteria specified in the no- action letter. We submitted a claim for relief within the required time period and believe we meet the criteria for such relief. There can be no assurance, however, that the CFTC will not modify or withdraw the no-action letter in the future or that we will be able to continue to satisfy the criteria specified in the no-action letter in order to qualify for relief from CPO registration. If we were required to register as a CPO in the future or change our business model to ensure that we can continue to satisfy the requirements of the no-action relief, it could materially and adversely affect our financial condition, our results of operations and our ability to operate our business. Certain provisions of Maryland law could inhibit a change in our control. Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third-party from making a proposal to acquire us or of impeding a change in our control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then prevailing market price of such shares. • We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our then outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, imposes special stockholder voting requirements to approve these combinations unless the consideration being received by common stockholders satisfies certain conditions. Pursuant to the statute, our Board of Directors has, by resolution, exempted business combinations between us and any other person, provided that the business combination is first approved by our Board of Directors. This resolution, however, may be altered or repealed in whole or in part at any time. • The "control share" provisions of the MGCL provide that a holder of "control shares" of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in the election of directors) acquired in a "control share acquisition" (defined as the acquisition of "control shares," subject to certain exceptions) has no voting rights with respect to those shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds 44 of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, and by our officers and our directors who are also our employees. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated in the future. • The "unsolicited takeover" provisions of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, such as a classified board, some of which we do not yet have. Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions taken not in your best interest. Our charter limits the liability of our present and former directors and officers to us and to our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from: • actual receipt of an improper benefit or profit in money, property or services; or • active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action. Our charter authorizes us, and our bylaws require us, to indemnify, and advance expenses to, each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. As a result, we and our stockholders may have more limited rights against our present and former directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies. Other Risks Related to Ownership of Our Common Stock Investing in our common stock may involve a high degree of risk. Investors in our common stock may experience losses, volatility, and poor liquidity, and we may reduce or stop paying our dividends in a variety of circumstances. An investment in our common stock may involve a high degree of risk, particularly when compared to other types of investments. Risks related to the economy, the financial markets, our industry, our investing activity, our other business activities, our financial results, the amount of dividends we pay, the manner in which we conduct our business, and the way we have structured our operations could result in a reduction in, or the elimination of, the value of our common stock. The level of risk associated with an investment in our common stock may not be suitable for the risk tolerance of many investors. Investors may experience volatile returns and material losses. In addition, the trading volume of our common stock (i.e., its liquidity) may be insufficient to allow investors to sell their common stock when they want to or at a price they consider reasonable. Further, limited liquidity in the trading market for our common stock could adversely impact our ability to raise capital through future equity offerings that we may pursue in order to continue to grow our business. Our earnings, cash flows, book value, and dividends can be volatile and difficult to predict. Investors in our common stock should not rely on our estimates, projections, or predictions, or on management’s beliefs about future events. In particular, the sustainability of our earnings and our cash flows will depend on numerous factors, including our level of business and investment activity, our access to debt and equity financing, the returns we earn, the amount and timing of credit losses, prepayments, the expense of running our business, and other factors, including the risk factors described herein. As a consequence, although we seek to pay a regular common stock dividend that is sustainable, we may reduce our regular dividend rate, or stop paying dividends, in the future for a variety of reasons. We may not provide public warnings of dividend reductions prior to their occurrence. Changes to the amount of dividends we pay may result in a reduction in the value of our common stock. Future sales of our common stock by us or by our officers and directors may have adverse consequences for investors. We may issue additional shares of common stock, or securities convertible into, or exchangeable for, shares of common stock, in public offerings or private placements, and holders of any convertible notes or exchangeable securities that we may issue in the future may convert those securities into shares of common stock. In addition, we may issue additional shares of common stock to participants in any direct stock purchase and dividend reinvestment plan we may establish and to our directors, officers, and employees of our Manager and its affiliates under any employee stock purchase plan we may establish, our equity incentive plan, or other similar plans, including upon the exercise of, or in respect of, distributions on equity awards previously granted thereunder. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not 45 be possible for existing stockholders to participate in future share issuances, which may dilute existing stockholders’ interests in us. In addition, if market participants buy shares of common stock, or securities convertible into, or exchangeable for, shares of common stock, in issuances by us in the future, it may reduce or eliminate any purchases of our common stock they might otherwise make in the open market, which in turn could have the effect of reducing the volume of shares of our common stock traded in the marketplace, which could have the effect of reducing the market price and liquidity of our common stock. As of February 17, 2026, our directors, executive officers and our Manager beneficially owned, in the aggregate, approximately 4.1% of our common stock (including approximately 3.2% held by our directors and executive officers). In addition, in August 2025, as consideration for acquiring additional interests in Arc Home, the Company issued an aggregate of 2,027,676 shares of our common stock (then representing approximately 6.4% of our common stock) to certain private funds managed by an affiliate of TPG (the "Holders"). Pursuant to registration rights, we filed an S-3 registration statement registering the resale of all the shares held by the Holders. As of February 18, 2026, the Holders held 1,170,643 shares of our common stock, representing approximately 3.7% of our common stock. Sales of shares of our common stock by our directors and officers, and greater than 5% stockholders, are generally required to be publicly reported and are tracked by many market participants as a factor in making their own investment decisions. As a result, future sales by these individuals, our Manager or the Holders could negatively affect the market price of our common stock. We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future. We are generally required to distribute to our stockholders at least 90% of our REIT taxable income (excluding net capital gain and without regard to the deduction for dividends paid) each year for us to qualify as a REIT under the Code, which requirement we have historically satisfied through quarterly distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. Our ability to continue to pay quarterly dividends in the future may be adversely affected by a number of factors, including but not limited to, the risk factors described in this report. Further, we may consider paying future dividends, if at all, in shares of common stock, cash, or a combination of shares of common stock and cash. Any decision regarding the composition of such dividends would be made following an analysis and review of our liquidity, including our cash balances and cash flows, at the time of payment of the dividend. For example, we may determine to distribute shares of common stock in lieu of cash, or in combination with cash, in respect of our dividend obligations, which, among other things, could result in dilution to existing stockholders. Under IRS guidance, “publicly offered” REITs (i.e., REITs required to file annual and periodic reports with the SEC under the Exchange Act) are also permitted to make elective cash/stock dividends (i.e., dividends paid in a mixture of stock and cash), with a minimum percentage of the total distribution being paid in cash, to satisfy their REIT distribution requirements. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, common stockholders may be required to pay income taxes with respect to such dividends in excess of cash received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we or the applicable withholding agent may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. The market price of our common stock has been and may continue to be volatile and holders of our common stock could lose all or a significant portion of their investment due to drops in the market price of our common stock. The market price of our common stock has been and may continue to be volatile. Our stockholders may not be able to resell their common stock at or above the implied price at which they acquired such common stock or otherwise due to fluctuations in the market price of our common stock, including changes in market price caused by factors unrelated to our operating performance or prospects. Additionally, volatility and other factors may induce stockholder activism, which has been increasing in publicly traded companies in recent years, and could materially disrupt our business, operations and ability to make distributions to our stockholders. Specific factors that may have a significant effect on the market price of our common stock include, among others, the following: • Our actual or anticipated financial condition, performance, and prospects and those of our competitors. 46

• The market for similar securities issued by other REITs and other competitors of ours. • Changes in the manner that investors and securities analysts who provide research to the marketplace on us analyze the value of our common stock. • Changes in recommendations or in estimated financial results published by securities analysts who provide research to the marketplace on us, our competitors, or our industry. • General economic and financial market conditions, including, among other things, actual and projected interest rates, prepayments, and credit performance and the markets for the types of assets we hold or invest in. • Changes in our dividend policy. • Proposals to significantly change the manner in which financial markets, financial institutions, and related industries, or financial products are regulated under applicable law, or the enactment of such proposals into law or regulation. • Reactions to public announcements by us. • Sales of common stock by us, our Manager, members of our management team or significant stockholders. • Other events or circumstances which undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large financial institutions or other significant corporations (whether due to fraud or other factors), terrorist attacks, natural or man-made disasters, the outbreak of pandemic or epidemic disease, or threatened or actual armed conflicts. Furthermore, these fluctuations do not always relate directly to the financial performance of the companies for which stock prices may be affected. As a result of these and other factors, investors who own our common stock could experience a decrease in the value of their investment, including decreases unrelated to our financial results or prospects. ITEM 1B. UNRESOLVED STAFF COMMENTS None. ITEM 1C. CYBERSECURITY Risk Management and Strategy The Company’s business is highly dependent on the communications and information systems of our Manager, its affiliates and third-party service providers. Our Manager is an affiliate of TPG, a leading global alternative asset management firm. We, in conjunction with our Manager and its affiliates, have adopted processes designed to identify, assess and manage material risks from cybersecurity threats. These processes include risk assessments of internal and external threats to the confidentiality, integrity and availability of the Company’s data and systems along with other material risks to its operations. These risk assessments inform our cybersecurity program and the continued development of a layered set of controls aimed at preventing, detecting, and responding to threats. TPG’s administrative, organizational, technical and physical security controls include, but are not limited to, policies and procedures, system hardening vulnerability scanning, and patching, employee training and awareness, third-party risk management processes, backup and recovery processes, access controls, data encryption in transit and at rest, network perimeter controls, and identity verification. When we engage service providers who will have access to sensitive data or TPG's systems and facilities, TPG's cybersecurity team assesses each service provider’s administrative and technical security controls. In addition, as appropriate, the Company seeks to include provisions in its service provider agreements that address its and TPG's requirements as well as industry best practices related to data and cybersecurity, as well as the rights of the Company and TPG to assess, monitor, audit and test such service providers’ cybersecurity programs and practices. TPG also has policies and controls in place designed to detect and respond to cybersecurity events, including an incident response plan, an incident response team with dedicated roles and responsibilities for assessing and responding to a cybersecurity event, system logging and ongoing monitoring, and periodic training exercises simulating cybersecurity events that are designed to raise awareness and test the team’s response readiness capabilities. 47

The nature, scope and effectiveness of these controls are regularly reviewed through a series of internal and external processes. TPG’s cybersecurity team itself performs both automated monitoring on a continuous basis and manual reviews of key controls. TPG has informed us that it also conducts annual assessments of our cybersecurity program using industry standard cybersecurity frameworks, such as the NIST Cybersecurity Framework, as benchmarks to perform its evaluation. This does not imply that TPG, its affiliates or we fully meet any particular industry standards, specifications, or requirements. In addition, independent reviews of our cybersecurity control effectiveness are conducted by TPG’s internal audit team on a periodic basis. We also engage external providers to conduct periodic external assessments, including penetration testing. As of the date of this report, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition. Refer to “Item 1A. Risk Factors” in this Annual Report on Form 10-K, including “Risks Related to our Company, Business, and Operations—Cybersecurity risks may cause a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our business.”, for additional discussion about cybersecurity-related risks. Governance Our Board of Directors holds oversight responsibility over the Company’s strategy and risk management, including material risks related to cybersecurity threats. This oversight is executed directly by the Board of Directors and through its committees. The Board regularly engages in discussions with management regarding the Company's risk assessment and risk management policies. In addition, the Audit Committee of our Board of Directors (the “Audit Committee”) oversees the management of systemic risks, including cybersecurity, in accordance with its charter. The Audit Committee engages in regular discussions with management regarding the Company’s significant financial risk exposures and the measures implemented to monitor and control these risks. Our Board of Directors, including the Audit Committee, is briefed on our Manager’s information security program and cybersecurity risks at least once each year and as needed in connection with any potentially material cybersecurity incidents. The Chief Information Security Officer ("CISO") reports at least annually to our Board of Directors, including the Audit Committee, and such report may address overall assessment of the Company’s compliance with this and other cybersecurity policies, including topics such as risk assessment, risk management and control decisions, service provider arrangements, test results, security incidents and responses, and recommendations for changes and updates to policies and procedures. As an externally managed company, we rely on our Manager and its affiliates’ information systems in connection with our day-to-day operations. Consequently, we also rely on the processes for assessing, identifying, and managing material risks from cybersecurity threats undertaken by TPG. TPG has established an Enterprise Risk Committee (“ERC”) to manage overall risk across the organization including cybersecurity risks identified by TPG's cybersecurity team; the ERC includes representatives from relevant functions and is led by TPG’s Chief Executive Officer. TPG has also established an Operational Risk Committee (“ORC”) which is responsible for applying the policy decisions of the ERC. Operational responsibility for ensuring the adequacy and effectiveness of our Manager's risk management, control and governance processes is assigned to TPG’s CISO, who periodically reports, among other things, potentially material cybersecurity incidents to the ORC and reports to the ERC at least annually. TPG's cybersecurity team also regularly coordinates with other key stakeholders within the organization, including compliance, human resources, internal audit and legal. The CISO leads TPG’s cybersecurity team, which is responsible for implementing, maintaining and enforcing our cybersecurity program. TPG's CISO previously held various leadership roles within the Technology Risk department of one of the world's largest banking institutions over a 17-year period. TPG has informed us that the CISO holds a Bachelor of Science in Electrical Engineering and Mathematics from the University of Texas at Arlington and is a Certified Information Systems Security Professional (CISSP). TPG's cybersecurity team possesses a variety of cybersecurity skill sets and extensive expertise obtained through decades of experience, numerous industry certifications, and advanced degrees. TPG's cybersecurity team continues to take steps to maintain up-to-date knowledge of evolving cybersecurity threats and countermeasures. ITEM 2. PROPERTIES As of December 31, 2025, we did not own any real estate or other physical property materially important to our operations. Our principal executive offices are located at 245 Park Avenue, 26th Floor, New York, New York 10167. Our telephone number is (212) 692-2000. 48

ITEM 3. LEGAL PROCEEDINGS We are at times subject to various legal proceedings and claims arising in the ordinary course of our business. In addition, in the ordinary course of business, we can be and are involved in governmental and regulatory examinations, information gathering requests, investigations and proceedings. As of the date of this report, we are not party to any litigation or legal proceedings, or to our knowledge, any threatened litigation or legal proceedings, which we believe, individually or in the aggregate, would have a material adverse effect on our results of operations or financial condition. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. 49

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market and dividend information

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MITT." As of February 17, 2026, there were 31,735,457 shares of common stock outstanding and approximately 40 registered holders of our common stock. The 40 holders of record include Cede & Co., which holds shares as nominee for The Depository Trust Company, which itself holds shares on behalf of the beneficial owners of our common stock. Such information was obtained through our registrar and transfer agent, based on the results of a broker search.

The following tables set forth, for the periods indicated, the high and low sale price of our common stock as reported on the NYSE and the dividends declared per share of our common stock.

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	High Sales Price	Low Sales Price	High Sales Price	Low Sales Price
First Quarter	$ 7.91	$ 6.02	$ 6.60	$ 5.62
Second Quarter	7.95	5.63	6.99	5.44
Third Quarter	7.97	6.86	7.95	6.27
Fourth Quarter	9.07	6.92	7.65	6.59

Year Ended December 31, 2025				Year Ended December 31, 2024			
Declaration Date	Record Date	Payment Date	Cash Dividend Per Share	Declaration Date	Record Date	Payment Date	Cash Dividend Per Share
3/17/2025	3/31/2025	4/30/2025	$ 0.20	3/15/2024	3/29/2024	4/30/2024	$ 0.18
6/17/2025	6/30/2025	7/31/2025	0.21	6/13/2024	6/28/2024	7/31/2024	0.19
9/15/2025	9/30/2025	10/31/2025	0.21	9/16/2024	9/30/2024	10/31/2024	0.19
12/15/2025	12/31/2025	1/30/2026	0.23	12/16/2024	12/31/2024	1/31/2025	0.19
Total			**$ 0.85**	**Total**			**$ 0.75**

Although we intend to continue to declare quarterly dividends, no assurances can be made as to the amount of any future dividend. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described under the caption "Risk Factors," among others. The declaration of any future dividends by us is within the discretion of our Board of Directors and will be dependent upon, among other things, our earnings, our financial condition, Maryland law, and our capital requirements, as well as any other factor deemed relevant by our Board of Directors. Two principal factors in determining the amounts of dividends are (i) the requirement of the Code that a real estate investment trust distribute to stockholders at least 90% of its real estate investment trust taxable income and (ii) the amount of our available cash.

Repurchase Program

On August 3, 2022, our Board of Directors authorized a stock repurchase program (the “2022 Repurchase Program”) to repurchase up to $15.0 million of our outstanding common stock. The 2022 Repurchase Program does not have an expiration date. As of December 31, 2025, approximately $1.5 million of common stock remained authorized for future share repurchases under the 2022 Repurchase Program.

On May 4, 2023, our Board of Directors authorized a stock repurchase program (the “2023 Repurchase Program”) to repurchase up to $15.0 million of our outstanding common stock on substantially the same terms as the 2022 Repurchase Program. This authorization is in addition to the amount remaining under the 2022 Repurchase Program. As of December 31, 2025, the full $15.0 million authorized amount remains available for repurchase under the 2023 Repurchase Program.

We did not repurchase any shares of our common stock during the years ended December 31, 2025 and 2024. See Note 11 of the “Notes to Consolidated Financial Statements” for additional details related to our repurchase programs.

ITEM 6. RESERVED

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ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The following discussion contains forward-looking statements and should be read in conjunction with our consolidated financial statements and the accompanying notes to our consolidated financial statements, which are included in this report. Our company We are a residential mortgage REIT with a focus on investing in a diversified risk-adjusted portfolio of residential mortgage- related assets in the U.S. mortgage market. Our objective is to provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through dividends and capital appreciation. We focus our investment activities primarily on acquiring and securitizing newly-originated residential mortgage loans within the non-agency segment of the housing market. We obtain our assets through Arc Home, LLC ("Arc Home"), our residential mortgage loan originator in which we own an approximate 66.0% interest, and through other third-party origination partners. We finance our acquired loans through various financing lines on a short-term basis and utilize TPG Inc.'s ("TPG") proprietary securitization platform to secure long-term, non-recourse, non-mark-to-market financing as market conditions permit. Through our ownership in Arc Home, we also have exposure to mortgage banking activities. Arc Home is a multi-channel licensed mortgage originator and servicer primarily engaged in the business of originating and selling residential mortgage loans while retaining the mortgage servicing rights associated with certain loans that it originates. Our investment portfolio (which excludes our ownership in Arc Home) primarily includes Residential Investments and Agency RMBS. Currently, our Residential Investments primarily consist of Non-Agency Loans, Agency-Eligible Loans, Home Equity Loans and Non-Agency RMBS collateralized by these loan types, which we refer to as our target assets. In addition, we may also invest in other types of residential mortgage loans and other mortgage related assets. Our investment portfolio also includes commercial loans and commercial-mortgage backed securities ("CMBS") (collectively, the "Legacy WMC Commercial Investments") that were acquired in the WMC acquisition. We expect to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments. We were incorporated in Maryland on March 1, 2011 and commenced operations in July 2011. We conduct our operations to qualify and be taxed as a REIT for U.S. federal income tax purposes. Accordingly, we generally will not be subject to U.S. federal income taxes on our taxable income that we distribute currently to our stockholders as long as we maintain our intended qualification as a REIT, with the exception of business conducted in our domestic taxable REIT subsidiaries ("TRS") which are subject to corporate income tax. We also operate our business in a manner that permits us to maintain our exemption from registration under the Investment Company Act. We are externally managed by our Manager, a wholly-owned subsidiary of TPG, pursuant to a management agreement. Our Manager has delegated to Angelo, Gordon & Co., L.P. ("TPG Angelo Gordon"), an affiliate of TPG, the overall responsibility of its day-to-day duties and obligations arising under our management agreement. TPG (NASDAQ: TPG) is a leading global alternative asset management firm. 2025 Executive Summary Financial Highlights • $10.48 Book Value per share; • $0.90 of Net Income/(Loss) Available to Common Stockholders per diluted common share and $0.86 of Earnings Available for Distribution ("EAD") per diluted common share for the year ended December 31, 2025; ◦ Refer to the "Earnings Available for Distribution" section below for further details related to our reconciliation of Net Income/(Loss) Available to Common Stockholders to EAD; • 14.4x GAAP Leverage Ratio and 1.6x Economic Leverage Ratio; and • $0.85 dividend per common share declared during the year; ◦ Increase of 13.3% from $0.75 dividend per common share declared during 2024. 51

Investment Activity

- The table below summarizes the fair value of purchases and proceeds from sales of investments during the year ended December 31, 2025 (in thousands).

Investment	Purchases	Sales
Agency-Eligible Loans	$ 1,879,658	$ 37,333
Home Equity Loans	1,154,081	72,841
Non-Agency Loans	—	287,892
Re/Non-Performing Loans	—	9,092
Agency RMBS	—	1,894
Non-Agency RMBS(1)	80,731	2,987
CMBS	—	1,959
Total	$ 3,114,470	$ 413,998

(1) During the year, we partnered with mortgage originators and executed three rated securitizations collateralized by $1.5 billion of Home Equity Loans. As the co-sponsor, the Company retained an "eligible vertical interest" to comply with risk retention rules which consists of at least 5% of each class of securities issued in the securitizations. Upon evaluating our retained interest in the securitization trusts, we determined we were not the primary beneficiary and, as a result, did not consolidate the securitization trusts, which resulted in us recording an investment in Non-Agency RMBS.

Acquisition of Additional Interest in AG Arc LLC

- On August 1, 2025, purchased an additional 21.4% interest in AG Arc LLC ("AG Arc") from certain private funds managed by an affiliate of TPG. In connection with the acquisition, we issued 2,027,676 restricted shares of our common stock as consideration. Upon closing of the transaction on August 1, 2025, and giving effect to our acquisition of the additional 21.4% interest, we have an approximate 66.0% interest in AG Arc. Refer to Note 10 to the "Notes to Consolidated Financial Statements" for additional information related to the transaction.

Financing Activity

- The table below summarizes the rated securitizations executed during the year ended December 31, 2025 (in millions).

Collateral	Month	Unpaid Principal Balance
Agency-Eligible Loans(1)	February 2025	$ 423.3
Agency-Eligible Loans	June 2025	331.4
Home Equity Loans(1)	July 2025	301.3
Home Equity Loans	July 2025	647.0
Agency-Eligible Loans	August 2025	347.0
Agency-Eligible Loans	September 2025	417.1
Agency-Eligible Loans(1)	December 2025	346.2
Total		$ 2,813.3

(1) Converted recourse financing with mark-to-market margin calls to non-recourse financing without mark-to-market margin calls.

- Paid off certain Legacy WMC fixed-rate long-term financing arrangements collateralized by certain retained interests in securitizations acquired from WMC. Generated total net proceeds of $55.4 million by pledging these assets under a recourse financing arrangement with mark-to-market margin calls and issuing additional securitized debt;
- Pledged Home Equity Loans with a fair value of $69.7 million and an unpaid principal balance of $66.8 million, in which we have no outstanding financing but have the ability to borrow at an advance rate of 87.5% of unpaid principal balance pledged as collateral. As of December 31, 2025, $50 million of this available financing is contractually committed;
- Amended a financing arrangement to convert financing on our residential mortgage loans with a total borrowing capacity of $400 million from financing with mark-to-market margin calls to financing without mark-to-market margin calls; and
- Exercised our optional redemption right related to a 2022 vintage Non-Agency securitization, paying down $275.0 million of securitized debt.

52

Market Conditions During the fourth quarter of 2025 and through January of 2026, Federal Reserve Chair Jerome Powell adopted a more cautious posture as the central bank sought to balance a labor market showing early signs of softening with persistent inflation. Although the unemployment rate edged higher to 4.4% by the end of 2025, core inflation remained near 3%. In response to these shifting dynamics, the Federal Open Market Committee delivered two additional 25 basis point interest rate cuts at its October and December meetings, bringing the target Fed Funds range to 3.50% to 3.75%. However, at the January 2026 meeting, the Federal Reserve elected to hold rates steady, whereby Chair Powell maintained that while risks to the dual mandate had diminished, current policy was not significantly restrictive, signaling a patient, meeting-by-meeting approach to further easing while under his chairmanship. The Treasury market reflected this "higher-for-longer" concern even as the Federal Reserve cut short-term rates. This resulted in a further steepening of the yield curve. By quarter-end, the yield spread between 2-year and 10-year U.S. Treasuries widened to approximately 70 basis points, remaining around that level through January 2026. Despite elevated long-term Treasury yields, the 30-year fixed mortgage rate declined by 15 to 20 basis points over the course of the fourth quarter to the low 6% area, reflecting modest easing in long-term borrowing costs for consumers. On January 30, 2026, Kevin Warsh was nominated to succeed Jerome Powell as the Federal Reserve Chair in May 2026 and after some initial market volatility, markets subsequently stabilized as investors assessed the potential implications of the nomination on monetary policy. RMBS credit spreads were broadly tighter during the fourth quarter of 2025, particularly lower in the capital structure. Senior Non-QM spreads trended slightly tighter by a few basis points while mezzanine and subordinate tranches were 20 to 25 basis points tighter. Similarly, senior prime jumbo spreads were mixed while the subordinate tranches tightened by 20 to 35 basis points. Closed-end second lien spreads were flat to slightly wider higher in the capital structure while mezzanine tranches were flat to approximately 10 basis points tighter. Trends in credit spreads on credit risk transfer ("CRT") assets can serve as a proxy for market participants evaluating credit-related assets given the observability of transactions. Credit spreads on lower priority CRT tranches continued to tighten as market participants sought higher-yielding assets backed by seasoned mortgage credit. These tranche profiles have benefitted from some scarcity value as the GSEs have opted to retain more of the capital structure for their newly issued transactions amid favorable underlying collateral fundamentals. Higher priority CRT tranches were flat to slightly tighter during the fourth quarter of 2025. Non-QM credit curves continued to flatten amid robust demand for residential credit. Overall, credit spread changes for the full-year 2025 were broadly similar to the fourth quarter, with credit spreads on senior tranches mixed, while spreads on lower tranches in the capital structure were tighter by up to 25 to 30 basis points. During the fourth quarter, primary RMBS market activity declined by 6% to $51 billion as compared to prior quarter. However, fourth quarter issuance volume was 27% higher than year-ago levels and brought the full-year 2025 primary issuance to over $200 billion, a 37% increase against 2024. Growth in the Non-QM sector was the primary driver of the annual increase, rising by approximately $35 billion, nearly doubling the volume in 2024. In addition, Home Equity issuance increased by over $13 billion, also nearly double 2024, and Prime Jumbo and Agency-Eligible issuance increased by a combined $10 billion. For the full-year 2025, Non-QM was roughly 40% of the year’s total issuance, followed by Prime Jumbo and Agency, collectively about 22%, and Home Equity at 14%. Residential transition loans, also known as fix-and-flip, comprised 4% of total issuance. Other sectors such as Single-Family Rental, CRT and Re/Non-performing loans comprised the balance. The S&P CoreLogic Case-Shiller U.S. National Home Price Index was 1.3% higher year-over-year in December 2025, the latest data available, about 1% below the peak established in June 2025. Regional price variations continued to exist, and on an annual basis, metros in the Northeast and Midwest continued to lead gains while regions in Florida, Texas and the Mountain West have been weaker. Chicago area home prices led annual gains, rising by 5.3% from December 2024 to December 2025, and New York followed nearby at 5.1%. Cleveland home prices rose 4.0% and Boston was 1% higher over the year. California regions hovered around flat as Los Angeles and San Diego home price growth was inside of 1% while San Francisco fell by 10 basis points. Denver fell by 2.1% and Dallas home prices were 1.5% lower. In Florida, Miami home prices fell by 1.5% and Tampa was 2.9% lower against year-ago readings. Home price growth and available for-sale inventory have had a relatively strong inverse relationship as regions with inventory growth using 2019 as a baseline, have had weaker home price gains, and vice versa. During the quarter, prevailing mortgage rates hovered between 6.2% and 6.3% and ended the quarter at 6.15%, according to the Freddie Mac Primary Mortgage Market Survey, last approaching these levels in the late third and early fourth quarter of 2024. Conforming mortgage interest rate locks remained in the low 6% area through December 2025 and held there at the start of January 2026. After a slow climb throughout 2023 and 2024, the effective mortgage rate outstanding (the rate on outstanding mortgage debt) continued to inch higher to 4.2% as of the third quarter of 2025, the latest data available, roughly 200 basis points lower than prevailing rates. This rate is almost 90 basis points higher than its low of 3.31% in the first quarter of 2022. While this suggests some softening of the mortgage lock-in effect, or disincentive for existing homeowners to sell their homes 53 because their current mortgage rate is well below current market rates, this rate is up only 17 basis points from the start of the year, showing the stickiness of low-rate borrowers staying in place and reduced housing activity. Total existing home inventory fell in December 2025 to 1.18 million, the latest data available. The reading follows the May to October period when inventory was approximately 1.5 million. Existing home inventory in 2025 hovered at its highest levels since 2020, averaging 1.3 to 1.5 million for most of the year, however these levels hardly breach the typical inventory levels of 1.5 to 2 million units that prevailed from 2016 to 2019 and remain well below the 1.7 to 2.5 million range seen between 2000 to 2004, periods with a smaller count of U.S. households. When evaluating new listings, which are a timelier barometer of home sale activity, 2025 inventory was 4.1 million units, the lowest since 2011. This figure is 3% lower year-over-year and is 24% below average year-to-date listings through November 2025 from 2015 through 2022. This reduced level of activity follows an annual shortage of over 1 million new listings in each of 2023 and 2024 compared to annual activity in 2015 through 2019 as well as pandemic-affected 2020 through 2022, underscoring the limited supply theme. Presentation of investment, financing and hedging activities In the "Investment activities," "Financing activities," "Hedging activities" and "Liquidity and capital resources" sections of this Part II, Item 7, we present information on our investment portfolio and the related financing arrangements inclusive of unconsolidated ownership interests in affiliates that are accounted for under GAAP using the equity method. Our investment portfolio excludes our investment in Arc Home. Our investment portfolio and the related financing arrangements are presented along with a reconciliation to GAAP. This presentation of our investment portfolio is consistent with how our management team evaluates the business, and we believe this presentation, when considered with the GAAP presentation, provides supplemental information useful for investors in evaluating our investment portfolio and financial condition. See Notes 2 and 10 to the "Notes to Consolidated Financial Statements" for a discussion of investments in debt and equity of affiliates. See below for further terms used when describing our investment portfolio. • Our "Investment portfolio" includes our Residential Investments, Agency RMBS, inclusive of TBAs, and Legacy WMC Commercial Investments. • Our "Residential Investments" refer to our residential mortgage loans and Non-Agency RMBS. ◦ "Residential mortgage loans" or "Loans" refer to our Non-Agency Loans, Agency-Eligible Loans, Home Equity Loans, and Re/Non-Performing Loans (exclusive of retained tranches from unconsolidated securitizations). ◦ "Non-Agency RMBS" refer to the retained tranches from unconsolidated securitizations of Non-Agency Loans and Re/Non-Performing Loans issued under the GCAT shelf, as well as Non-Agency RMBS issued by third- parties. • "Real estate securities" refers to our Non-Agency RMBS and Agency RMBS, inclusive of TBAs, as well as Legacy WMC CMBS that were acquired in the WMC Acquisition. • Our "Legacy WMC Commercial Investments" refer to the commercial loans and CMBS that we acquired in the WMC Acquisition. We expect to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments. • Our "GAAP Residential Investments" refer to our Residential Investments excluding investments held within affiliated entities. • Our "GAAP Investment portfolio" includes our GAAP Residential Investments, Agency RMBS, and Legacy WMC Commercial Investments. For a reconciliation of our Investment portfolio to our GAAP Investment portfolio, see the GAAP Investment Portfolio Reconciliation Table below. 54

Book value per share The below table details book value per common share. Per share amounts for book value are calculated using all outstanding common shares in accordance with GAAP as of year-end. December 31, 2025 December 31, 2024 Stockholders' Equity $ 560,734 $ 543,423 Less: Liquidation preference of preferred stock (227,991) (227,991) Book Value $ 332,743 $ 315,432 Common shares outstanding 31,744 29,640 Book value per common share $ 10.48 $ 10.64 Results of Operations Our operating results can be affected by a number of factors and primarily depend on the size and composition of our investment portfolio, the level of our net interest income, the fair value of our assets and the supply of, and demand for, our investments in residential mortgage loans in the marketplace, among other things, which can be impacted by unanticipated credit events experienced by borrowers whose residential mortgage loans are included in our investment portfolio, such as defaults, liquidations or delinquencies, and other unanticipated events in our markets. Our primary source of net income or loss available to common stockholders is our net interest income, inclusive of our cost or benefit of hedging, which represents the difference between the interest earned on our investment portfolio and the costs of financing and economic hedges in place on our investment portfolio, as well as any income or losses from our equity investments in affiliates which includes operating income/(loss) from Arc Home. 55

Year Ended December 31, 2025 compared to the Year Ended December 31, 2024

The table below presents certain information from our consolidated statements of operations for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended		
	December 31, 2025	December 31, 2024	Change
Statement of Operations Data:			
Net Interest Income			
Interest income	$ 480,330	$ 408,495	$ 71,835
Interest expense	403,797	342,603	61,194
Total Net Interest Income	76,533	65,892	10,641
Other Income/(Loss)			
Net interest component of interest rate swaps	3,447	7,617	(4,170)
Net realized gain/(loss)	(11,083)	(2,918)	(8,165)
Net unrealized gain/(loss)	20,853	16,956	3,897
Total Other Income/(Loss)	13,217	21,655	(8,438)
Expenses			
Management fee to affiliate	9,266	7,533	1,733
Non-investment related expenses	10,819	10,620	199
Investment related expenses	15,625	13,522	2,103
Transaction related expenses	7,305	3,164	4,141
Total Expenses	43,015	34,839	8,176
Income/(loss) before equity in earnings/(loss) from affiliates	46,735	52,708	(5,973)
Equity in earnings/(loss) from affiliates	2,821	3,141	(320)
Net Income/(Loss) before Income Taxes	49,556	55,849	(6,293)
Income tax expense	888	112	776
Net Income/(Loss)	48,668	55,737	(7,069)
Dividends on preferred stock	21,242	19,353	1,889
Net Income/(Loss) Available to Common Stockholders	$ 27,426	$ 36,384	$ (8,958)

Interest income

Interest income is calculated using the effective interest method for our GAAP investment portfolio.

Interest income increased from the year ended December 31, 2024 to the year ended December 31, 2025 primarily as a result of purchases of residential mortgage loans and Non-Agency RMBS and an increase in the weighted average yield of our investment portfolio. The following table presents a summary of the weighted average amortized cost of and the weighted average yield on our GAAP investment portfolio for the years ended December 31, 2025 and 2024 ($ in millions).

	Years Ended		
	December 31, 2025	December 31, 2024	Change
Weighted average amortized cost of our GAAP investment portfolio	$ 7,911	$ 6,874	$ 1,037
Weighted average yield on our GAAP investment portfolio	6.07 %	5.94 %	0.13 %

Interest expense

Interest expense is inclusive of our financing cost related to our financing arrangements on our GAAP investment portfolio, securitized debt, Senior Unsecured Notes, and, for the year ended December 31, 2024, Legacy WMC Convertible Notes.

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Interest expense increased from the year ended December 31, 2024 to the year ended December 31, 2025 due to a higher weighted average GAAP financing balance outstanding resulting primarily from the issuance of securitized debt during the periods and the issuance of Senior Unsecured Notes in January and May of 2024, offset by the repayment of the Legacy WMC Convertible Notes upon maturity in September 2024. Additionally, there was an increase in the weighted average financing rate. The following table presents a summary of the weighted average financing balance and the weighted average financing rate for the years ended December 31, 2025 and 2024 ($ in millions). Years Ended December 31, 2025 December 31, 2024 Change Weighted average GAAP financing balance $ 7,458 $ 6,418 $ 1,040 Weighted average financing rate on our GAAP financing 5.41% 5.34% 0.07 % Net interest component of interest rate swaps We recorded income on the net interest component of interest rate swaps during the years ended December 31, 2025 and 2024 as a result of our swap portfolio being in a net receive position during each of the entire periods. The decrease in income from the year ended December 31, 2024 to the year ended December 31, 2025 was the result of a decrease in the weighted average receive rate and weighted average notional balance. The following table presents a summary of the weighted average notional value of and the weighted average (pay)/receive rate on our interest rate swap portfolio for the years ended of December 31, 2025 and 2024 ($ in millions). Years Ended December 31, 2025 December 31, 2024 Change Net weighted average interest rate swap notional value $ 396 $ 478 $ (82) Net weighted average (pay)/receive rate 0.87% 1.59% (0.72) % Net realized gain/(loss) The following table presents a summary of Net realized gain/(loss) for the years ended December 31, 2025 and 2024 (in thousands). See Note 3, Note 4, and Note 7 to the "Notes to Consolidated Financial Statements" for additional information on realized gains/(losses). Years Ended December 31, 2025 December 31, 2024 Sale of residential mortgage loans and loans transferred to or sold from Other assets $ (4,722) $ 5,254 Sale of real estate securities 549 12,710 Loan purchase commitment (61) — Settlement of derivatives and other instruments (6,849) (20,882) Total Net realized gain/(loss) $ (11,083) $ (2,918) Net unrealized gain/(loss) The following table presents a summary of Net unrealized gain/(loss) for the years ended December 31, 2025 and 2024 (in thousands). Years Ended December 31, 2025 December 31, 2024 Residential mortgage loans $ 190,040 $ 41,840 Commercial loans (11,400) 268 Real estate securities 11,140 (865) Securitized debt (162,678) (35,028) Derivatives (6,249) 10,741 Total Net unrealized gain/(loss) $ 20,853 $ 16,956 57

Management fee to affiliate Our management fee is based upon a percentage of our Stockholders’ Equity. See the "Contractual obligations" section of this Part II, Item 7 for further detail on the calculation of our management fee and for the definition of Stockholders’ Equity. In connection with the WMC Acquisition, we and our Manager entered into the MITT Management Agreement Amendment pursuant to which the base management fee was reduced by $0.6 million for the first four quarters following the transaction closing, beginning with the fiscal quarter in which the transaction closing occurred (i.e., resulting in an aggregate $2.4 million waiver of base management fees). As a result, during the year ended December 31, 2024, the base management fee was reduced by $1.8 million. Non-investment related expenses The following table presents a summary of our non-investment related expenses for the years ended December 31, 2025 and 2024 (in thousands). Years Ended December 31, 2025 December 31, 2024 Affiliate reimbursement (1) $ 6,325 $ 5,715 Professional Fees 1,587 1,597 Directors' and Officers' insurance 1,021 1,257 Directors' fees and equity based compensation 1,120 1,163 Excise tax expense (2) (110) 103 Other 876 785 Total Non-investment related expenses $ 10,819 $ 10,620 (1) We are required to reimburse our Manager or its affiliates for operating expenses incurred by our Manager or its affiliates on our behalf, including certain compensation expenses and other expenses relating to legal, accounting, and other services. See the "Contractual obligations" section of this Part II, Item 7 for further detail. For the year ended December 31, 2024, the Manager agreed to waive its right to receive expense reimbursements of $1.1 million pursuant to the MITT Management Agreement Amendment executed in connection with the WMC Acquisition. (2) During the year ended December 31, 2025, we recorded a reduction in excise tax expense of $0.1 million related to an excise tax refund. Investment related expenses The following table presents a summary of our investment related expenses for the years ended December 31, 2025 and 2024 (in thousands). These expenses increased from the year ended December 31, 2024 to the year ended December 31, 2025 primarily due to an increase in our GAAP residential mortgage loan portfolio. Years Ended December 31, 2025 December 31, 2024 Affiliate reimbursement (1) $ 670 $ 477 Servicing fees 9,188 7,482 Residential mortgage loan asset management fees 2,354 2,605 Trustee and bank fees 2,535 2,138 Other 878 820 Total Investment related expenses $ 15,625 $ 13,522 (1) We are required to reimburse our Manager or its affiliates for operating expenses incurred by our Manager or its affiliates on our behalf associated with our investment portfolio. Transaction related expenses During the year ended December 31, 2025, we recorded transaction related expenses of $5.2 million on the purchase and securitization of residential mortgage loans, $0.8 million related to refinancing our fixed-rate long-term financing arrangements, $0.9 million related to our acquisition of an additional 21.4% interest in AG Arc, and $0.4 million of legal expenses on our Legacy WMC Commercial Loans. 58

Equity in earnings/(loss) from affiliates

The below tables summarize the components of the "Equity in earnings/(loss) from affiliates" line item on our consolidated statements of operations (in thousands).

	Years Ended	
	December 31, 2025	December 31, 2024
MATT Non-QM Securities	$ (1,167)	$ 1,289
Re/Non-Performing Securities	(137)	711
AG Arc (1)	4,125	1,141
Equity in earnings/(loss) from affiliates	$ 2,821	$ 3,141

(1) Effective August 1, 2025, our allocation of AG Arc's earnings is 66.0%. For all prior periods, our allocation of AG Arc's earnings was 44.6%.

The below table breaks out the components in the "Equity in earnings/(loss) from affiliates" line item on our consolidated statements of operations (in thousands).

	Years Ended	
	December 31, 2025	December 31, 2024
Interest income	$ 2,347	$ 3,836
Interest expense	3	261
Total Net Interest Income (1)	2,344	3,575
Net unrealized gain/(loss)	(3,453)	(1,351)
Other operating expenses (1)	195	224
Total MATT Non-QM Securities and Re/Non Performing Securities (2)	(1,304)	2,000
Net operating income/(loss) from AG Arc (1) (3)	2,269	(2,182)
Other income/(loss) from AG Arc (3)	(407)	1,859
Unrealized gain/(loss) on investment in AG Arc (4)	2,674	2,571
Elimination on gains on loans sold from AG Arc to MITT (1) (5)	(411)	(1,107)
Total AG Arc Earnings/(Loss)	4,125	1,141
Equity in earnings/(loss) from affiliates	$ 2,821	$ 3,141

(1) Represents items included in Earnings Available for Distribution. Refer to the "Earnings Available for Distribution" section below for further detail.

(2) Primarily represents earnings/(loss) from our investment in MATT Non-QM Securities.

(3) Net operating income/(loss) from AG Arc represents income/(loss) related to Arc Home's lending and servicing operations, net of operating expenses and related current tax expense or benefit. Other income/(loss) from AG Arc represents realized and unrealized changes in the fair value of Arc Home's mortgage servicing rights, transaction related expenses, and other asset impairments, net of related tax expense or benefit.

(4) As of December 31, 2025, the fair value of our investment in Arc Home was calculated using a valuation multiple of 1.025x of book value, which increased from 0.95x of book value as of December 31, 2024. As of December 31, 2024, the valuation multiple of 0.95x of book value, which increased from 0.89x of book value as of December 31, 2023.

(5) The earnings recognized by AG Arc do not include our portion of gains recorded by Arc Home in connection with the sale of residential mortgage loans to us. Refer to Note 10 to the "Notes to Consolidated Financial Statements" for more information on this accounting policy.

Income tax expense

Income tax expense for the year ended December 31, 2025 resulted from an increase in taxable income within our taxable REIT subsidiary primarily related to gains on residential mortgage loan securitization activity. During the year ended December 31, 2024, tax expense represented minimum state and local tax filing fees.

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Dividends on Preferred Stock Holders of our Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock are entitled to receive cumulative cash dividends at their respective rates per annum on the $25.00 per share liquidation preference for each series. Our Series A Preferred Stock and Series B Preferred Stock have fixed rates of 8.25% and 8.00%, respectively. The initial dividend rate for our Series C Preferred Stock from issuance through September 16, 2024 was 8.000%. On and after September 17, 2024, dividends on the Series C Preferred Stock accumulate at an annual floating rate of three-month CME Term SOFR (plus a tenor spread adjustment of 0.26161%) plus a spread of 6.476%. Earnings Available for Distribution One of our objectives is to generate net income from net interest margin on our portfolio, and management uses EAD, as one of several metrics, to help measure our performance against this objective. Management believes that this non-GAAP measure, when considered with our GAAP financial statements, provides supplemental information useful for investors to help evaluate our financial performance. However, management also believes that our definition of EAD has important limitations as it does not include certain earnings or losses our management team considers in evaluating our financial performance. Our presentation of EAD may not be comparable to similarly-titled measures of other companies, who may use different calculations. This non- GAAP measure should not be considered a substitute for, or superior to, Net Income/(loss) available to common stockholders or Net income/(loss) per diluted common share calculated in accordance with GAAP. Our GAAP financial results and the reconciliations from these results should be carefully evaluated. We define EAD, a non-GAAP financial measure, as Net Income/(loss) available to common stockholders excluding (i) (a) unrealized gains/(losses) on loans, real estate securities, derivatives and other investments, inclusive of our investment in AG Arc and Arc Home's net mortgage servicing rights, and (b) net realized gains/(losses) on the sale or termination of such instruments, (ii) any transaction related expenses incurred in connection with the acquisition, disposition, or securitization of our investments, (iii) the income tax effect on non-EAD income/(loss) items, and (iv) certain other nonrecurring gains or losses. Items (i) through (iv) above include any amount related to those items held in affiliated entities. EAD includes the net interest income and other income earned on our investments on a yield adjusted basis, including the net interest component of interest rate swaps, TBA dollar roll income/(loss), or any other investment activity that may earn or pay net interest or its economic equivalent. Additionally, EAD includes the net operating income/(loss) from Arc Home. Transaction related expenses are primarily comprised of costs incurred prior to or at the time of executing our securitizations and acquiring or disposing of residential mortgage loans. These costs are nonrecurring and may include underwriting fees, legal fees, diligence fees, and other similar transaction related expenses. Recurring expenses, such as servicing fees, custodial fees, trustee fees and other similar ongoing fees are not excluded from earnings available for distribution. Management considers the transaction related expenses and income taxes related to non-EAD income/(loss) items to be similar to realized losses incurred at the acquisition, disposition, or securitization of an asset and does not view them as being part of its core operations. 60

A reconciliation of "Net Income/(loss) available to common stockholders" to EAD for the years ended December 31, 2025 and 2024 is set forth below (in thousands, except per share data).

	Years Ended	
	December 31, 2025	December 31, 2024
Net Income/(loss) available to common stockholders	$ 27,426	$ 36,384
Add (Deduct):		
Net realized (gain)/loss	11,083	2,918
Net unrealized (gain)/loss	(20,853)	(16,956)
Transaction related expenses (1)	8,147	3,310
Equity in (earnings)/loss from affiliates	(2,821)	(3,141)
EAD from equity method investments (2)	4,007	62
Dollar roll income/(loss)	(677)	—
Earnings available for distribution	$ 26,312	$ 22,577
Earnings available for distribution, per Diluted Share	$ 0.86	$ 0.76

(1) The following table presents additional detail related to transaction related expenses excluded from EAD (in thousands). The interest expense line item relates to the amortization of deferred financing costs and the income tax expense line item relates to taxes incurred on items excluded from EAD, as defined above.

	Years Ended	
Consolidated statements of operations line item:	**December 31, 2025**	**December 31, 2024**
Transaction related expenses	$ 7,305	$ 3,164
Interest expense	358	146
Income tax expense	484	—
Transaction related expenses	$ 8,147	$ 3,310

(2) The following table presents additional detail related to EAD from equity method investments (in thousands). Refer to the "Equity in earnings/(loss) from affiliates" section within the "Results of Operations" above for additional detail.

	Years Ended	
	December 31, 2025	December 31, 2024
Net interest income	$ 2,344	$ 3,575
Other operating expenses	(195)	(224)
Net operating income/(loss) from AG Arc	2,269	(2,182)
Elimination of gains on loans sold from AG Arc to MITT	(411)	(1,107)
EAD from equity method investments	$ 4,007	$ 62

Investment activities

Investment activities

We aim to allocate capital to investment opportunities with attractive risk/return profiles in our target asset classes. Our investment activities primarily include acquiring and securitizing newly-originated residential mortgage loans. We finance our acquired loans through various financing lines on a short-term basis and securitize the loans to obtain long-term, non-recourse, non-mark-to-market financing as market conditions permit. We may also invest in Agency RMBS to utilize excess liquidity. Our investment and capital allocation decisions depend on prevailing market conditions and compliance with Investment Company Act and REIT tests, among other factors, and may change over time in response to opportunities available in different economic and capital market environments. As a result, in reacting to market conditions and taking into account a variety of other factors, including liquidity, duration, and interest rate expectations, the mix of our assets changes over time as we deploy capital. We actively evaluate our investments based on factors including, among others, the characteristics of the underlying collateral, geography, expected return, expected future prepayment trends, supply of and demand for our investments, costs of financing, costs of hedging, expected future interest rate volatility, and the overall shape of the U.S. Treasury and interest rate swap yield curves.

Net interest margin and leverage ratio

Net interest margin and leverage ratio are metrics that management believes should be considered when evaluating the performance of our investment portfolio. Net interest margin provides investors visibility into our profitability of interest

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income versus interest expense including the net effect of our interest rate swaps for insight into earnings available for distribution. GAAP net interest margin and non-GAAP net interest margin, a non-GAAP financial measure, are calculated by subtracting the weighted average cost of funds from the weighted average yield for our GAAP investment portfolio and our investment portfolio, respectively. The weighted average yield represents an effective interest rate on our cost basis, which utilizes all estimates of future cash flows and adjusts for actual prepayment and cash flow activity as of quarter-end. The calculation of weighted average yield is weighted on amortized cost at quarter-end. The weighted average cost of funds is the sum of the weighted average funding costs on total financing arrangements outstanding at quarter-end, including all non-recourse financing arrangements, and our weighted average hedging cost or benefit, which is the weighted average of the net pay or receive rates on our interest rate swaps. GAAP and non-GAAP cost of funds are weighted by the outstanding financing arrangements on our GAAP investment portfolio and our investment portfolio, respectively, and the amortized cost of securitized debt and senior unsecured notes at quarter-end. Our leverage ratio is determined by our portfolio mix as well as many additional factors, including the liquidity of our portfolio, the availability and price of our financing, the available capacity to finance our assets, and anticipated regulatory developments. See the "Financing activities" section below for more detail on our leverage ratio. 62

Investment portfolio

The following table presents a summary of our Investment Portfolio, inclusive of net interest margin and leverage ratios, as of December 31, 2025 and a reconciliation of these metrics on our Investment Portfolio to their respective metrics on our GAAP Investment Portfolio ($ in thousands).

	December 31, 2025									
	Investment			Securitized Debt						
Instrument	Amortized Cost	Fair Value	Yield (a)(b)	Amortized Cost	Fair Value	Financing Arrangements	Cost of Funds (c)	Allocated Equity (d)	Net Interest Margin	Leverage Ratio (e)
Residential Investments:										
Securitized Non-Agency Loans	$7,086,120	$6,904,872	5.74 %	$6,387,183	$ 6,265,540	$ 428,657	5.34 %	$ 210,675	0.40 %	2.0x
Securitized Home Equity Loans	935,959	960,533	7.70 %	809,861	817,889	67,752	5.69 %	74,892	2.01 %	0.9x
Securitized Re/Non-Performing Loans	146,291	134,214	5.93 %	98,280	94,494	27,264	3.98 %	12,456	1.95 %	2.2x
Agency-Eligible Loans	20,850	21,149	6.34 %	—	—	19,490	5.43 %	1,659	0.91 %	11.7x
Home Equity Loans	141,717	142,339	7.77 %	—	—	58,951	5.56 %	83,388	2.21 %	0.7x
Non-Agency Loans (f)	37,216	35,108	3.62 %	—	—	30,061	5.73 %	5,047	(2.11)%	6.0x
Residential Whole Loans	444	1,081	NM	—	—	—	— %	1,081	NM	N/A
Non-Agency RMBS	202,690	211,419	9.18 %	—	—	137,386	4.56 %	74,033	4.62 %	1.8x
Total Residential Investments	$8,571,287	$8,410,715	6.08 %	$7,295,324	$ 7,177,923	$ 769,561	5.35 %	$ 463,231	0.73 %	1.7x
Agency RMBS	$ 16,630	$ 16,358	7.30 %	$ —	$ —	$ 10,857	4.32 %	$ 5,501	2.98 %	2.0x
Legacy WMC Commercial Investments (g)										
Commercial Loans (h)	$ 66,413	$ 55,376	— %	$ —	$ —	$ 27,436	6.73 %	$ 27,940	(6.73)%	1.0x
CMBS (i)	45,947	42,565	15.30 %	—	—	18,540	5.29 %	24,025	10.01 %	0.8x
Total Legacy WMC Commercial Investments	$ 112,360	$ 97,941	6.26 %	$ —	$ —	$ 45,976	6.15 %	$ 51,965	0.11 %	0.9x
Total Investment Portfolio	$8,700,277	$8,525,014	6.08 %	$7,295,324	$ 7,177,923	$ 826,394	5.35 %	$ 520,697	0.73 %	1.5x
Cash and Cash Equivalents (j)								57,832	3.67 %	
Interest Rate Swaps (k)								9,383	0.57 %	
Arc Home								50,016		
Senior Unsecured Notes								(96,458)	10.61 %	
Non-Interest Earning Assets, net								19,264		
Total Stockholders' Equity								$ 560,734		1.6x

	Investment			Securitized Debt						
	Amortized Cost	Fair Value	Yield (a)(b)	Amortized Cost	Fair Value	Financing Arrangements	Cost of Funds (c)	Allocated Equity (d)	Net Interest Margin	Leverage Ratio (e)
Total Investment Portfolio	$8,700,277	$8,525,014	6.08 %	$7,295,324	$ 7,177,923	$ 826,394	5.35 %	$ 520,697	0.73 %	1.5x
Investments in Debt and Equity of Affiliates	9,468	10,038	16.49 %	—	—	—	— %	10,038	16.49 %	N/A
GAAP Investment Portfolio	$8,690,809	$8,514,976	6.07 %	$7,295,324	$ 7,177,923	$ 826,394	5.35 %	$ 510,659	0.72 %	14.4x

NM - Not Meaningful

(a) Excludes any net TBA positions.

(b) The weighted average yields are calculated based on the amortized cost of the underlying loans and securities.

(c) The cost of funds related to the financing on our investment portfolio inclusive of the benefit of 0.03% from our interest rate hedges was 5.35%. When including our Senior Unsecured Notes, the total cost of funds was 5.41%.

(d) Allocated equity represents the investment fair value less the associated securitized debt fair value and financing arrangements, where applicable.

(e) The leverage ratio on each asset class and on our investment portfolio represents Economic Leverage as defined below in the "Financing Activities" section and is calculated by dividing each investment type's total recourse financing arrangements less any cash posted as collateral by its equity invested inclusive of any cash collateral posted on financing arrangements. The Economic Leverage Ratio excludes any fully non-recourse financing arrangements and includes any net receivables or payables on TBAs. The leverage ratio on our GAAP Investment Portfolio represents GAAP leverage as defined below in the "Financing Activities" section.

(f) The financing arrangements on Non-Agency Loans includes financing arrangements on other assets.

(g) We expect to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments.

(h) The Legacy WMC Commercial Loans are on non-accrual or cost-recovery status

(i) There are Legacy WMC CMBS with an unpaid principal balance of $23.5 million and a fair value of $6.3 million which are on non-accrual or cost recovery status.

(j) Cash and cash equivalents may include a portion of cash invested in money market funds. The net interest margin represents the interest earned on money market funds as of period end.

(k) Interest rate swaps represents the sum of the net fair value of interest rate swaps and the margin posted on interest rate swaps as of period end. Net interest margin on interest rate swaps represents the weighted average net receive/(pay) rate as of period end. The impact of the net interest component of interest rate swaps on the cost of funds is included within the respective investment portfolio asset line items.

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Securitized Non-Agency Loans and Home Equity Loans

As noted above, our investment activities primarily include acquiring and securitizing newly-originated residential mortgage loans. Non-Agency VIEs are collateralized by Non-Agency and Agency-Eligible Loans. Home Equity VIEs are collateralized by revolving lines of credit and closed-end loans secured primarily by a second lien on a residential mortgaged property. Refer to Notes 2 and 3 to the "Notes to Consolidated Financial Statements" for additional information on the assets and liabilities of our consolidated Non-Agency VIEs and Home Equity VIEs.

In each securitization transaction, a pool of loans is transferred into a newly formed securitization trust. The securitization trust issues various classes of mortgage pass-through certificates backed by the cash flows from the underlying residential mortgage loans (the "Certificates"). When we sponsor a residential mortgage loan securitization, we are generally required to retain at least 5% of the fair value of the Certificates issued in the securitization ("Risk Retention Rules"). We can retain either an "eligible vertical interest" (which consists of at least 5% of each class of securities issued in the securitization), an "eligible horizontal residual interest" (which is the most subordinate class of securities with a fair value of at least 5% of the aggregate credit risk) or a combination of both totaling 5% (the "Required Credit Risk"). We typically sell the senior classes of Certificates to unrelated third parties. When we choose to retain an eligible horizontal residual interest, we generally purchase the most subordinated classes of Certificates and the excess cash flow Certificates. When we choose to retain an eligible vertical interest, we purchase a 5% interest in each class of Certificates issued. We also may purchase the Certificates entitled to excess servicing fees and other Certificates not required to meet Risk Retention Rules.

If we are determined to be the primary beneficiary of these securitization transactions, we consolidate the respective VIE created to facilitate the transaction and record "Securitized residential mortgage loans" and "Securitized debt" on the consolidated balance sheets in accordance with U.S. GAAP. However, our equity at risk represents certain Certificates from each securitization which we retain.

The following table summarizes our Securitized residential mortgage loans and Securitized debt, as well as the economic interest on retained Certificates related to our Non-Agency VIEs and Home Equity VIEs as of December 31, 2025 (in thousands).

	Non-Agency VIEs		Home Equity VIEs	
	Unpaid Principal Balance	Fair Value	Unpaid Principal Balance	Fair Value
Securitized residential mortgage loans in VIEs	$ 7,026,365	$ 6,904,872	$ 874,718	$ 960,533
Securitized debt in VIEs (1)	6,432,326	6,265,540	784,881	817,889
Other assets (2)	N/A	2,068	N/A	1,055
Retained Certificates from VIEs (3)(4)(5)(6)		$ 641,400		$ 143,699
Retained interests in VIEs	Current Face	Fair Value	Current Face	Fair Value
Senior Bonds	$ 136,356	$ 139,084	$ 36,724	$ 37,050
Mezzanine Bonds	23,348	21,879	1,117	1,130
Subordinate Bonds	436,070	323,636	51,996	48,443
Interest Only / Excess Servicing Bonds (1)(7)	N/A	156,801	N/A	57,076
Retained Certificates from VIEs (3)(4)(5)(6)		$ 641,400		$ 143,699
Financing arrangements on retained Certificates from VIEs		428,657		67,752
Retained Certificates from VIEs, net of financing arrangements		$ 212,743		$ 75,947

(1) Interest Only securities have no principal balances and bear interest based on a notional value. The notional value is used solely to determine interest distributions on the interest only classes of securities. The Securitized debt in the Non-Agency VIEs and Interest Only/Excess Servicing Bonds line items include interest only classes with a notional value of $3.7 billion and $11.2 billion, respectively. The Securitized debt in the Home Equity VIEs and Interest Only/Excess Servicing Bonds line items include interest only classes with a notional value of $295.4 million and $579.3 million, respectively.

(2) For Non-Agency VIEs, represents the fair value of real estate owned within the VIEs. We record real estate owned at the lower of cost or fair value less estimated costs to sell. We recorded real estate owned within our Non-Agency VIEs at $2.1 million as of December 31, 2025. For Home Equity VIEs, represents cash held in reserve accounts within the Home Equity VIEs and included within our restricted cash.

(3) Maximum loss exposure from our involvement with VIEs pertains to the fair value of the Certificates retained from the VIEs. We generally have no obligation to provide any other explicit or implicit support to the securitization trusts. Refer to Note 12 to the "Notes to Consolidated Financial Statements" for commitments related to the undrawn portion of a borrowers' home equity line of credit for which the Company may be required to fund.

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(4) Our equity at risk included bonds in our Non-Agency VIEs and Home Equity VIEs with a fair value of $414.2 million and $48.1 million, respectively, held in order to comply with Risk Retention Rules. We are generally required to hold the Required Credit Risk until the later of (i) the fifth anniversary of the securitization closing date and (ii) the date on which the aggregate unpaid principal balance of the mortgage loans has been reduced to 25% of the aggregate unpaid principal balance of the mortgage loans as of the securitization closing date, but no longer than the seventh anniversary of the closing date.

(5) A portion of our equity at risk includes bonds exposed to the first loss of the securitization in the Non-Agency VIEs and Home Equity VIEs with a fair value of $102.5 million and $57.1 million, respectively.

(6) Excludes net other asset/(liabilities) held within the Non-Agency VIEs and Home Equity VIEs of $9.5 million and $3.6 million, respectively.

(7) As the sponsor and depositor of each securitization, we may purchase all of the outstanding Certificates (an "Optional Redemption") following the earlier of (1) an applicable anniversary date (typically two or three years) of the respective securitization or (2) the date at which the unpaid principal balance of the applicable collateral has declined below a certain percentage (typically 10% to 30%) of the principal balance originally contributed to the securitization. As of December 31, 2025, there were 9 Non-Agency securitizations with an unpaid principal balance of $2.0 billion that met the criteria for an Optional Redemption.

Securitized residential mortgage loans and Residential mortgage loans

The following table presents information regarding collateral characteristics of our residential mortgage loans as of December 31, 2025 ($ in thousands).

	Unpaid Principal Balance	Loan Count (1)	Weighted Average (1)(2) Original LTV Ratio (3)	Current FICO (4)	Coupon	Life (Years) (5)
Securitized residential mortgage loans						
Non-Agency Loans	$ 7,026,365	18,430	70.90 %	763	5.87 %	7.30
Home Equity Loans	874,718	10,599	65.62 %	746	9.81 %	5.43
Re- and Non-Performing Loans	155,984	1,073	80.09 %	672	4.22 %	5.54
Total Securitized residential mortgage loans	$ 8,057,067	30,102	71.10 %	761	6.27 %	7.07
Residential mortgage loans						
Agency-Eligible Loans	$ 20,524	38	70.61 %	757	6.83 %	4.83
Home Equity Loans	135,804	1,368	63.30 %	756	9.07 %	4.83
Non-Agency Loans	36,578	53	77.10 %	631	6.14 %	4.17
Re- and Non-Performing Loans (1)	1,140	N/A	N/A	N/A	N/A	1.12
Total Residential mortgage loans	$ 194,046	1,459	66.70 %	733	8.27 %	4.68
Total as of December 31, 2025	$ 8,251,113	31,561	70.42 %	759	6.32 %	7.01

(1) Loan count and weighted average excludes the Re- and Non-Performing Loans subcategory of Residential mortgage loans above as there may be limited data available regarding the underlying collateral of these residual positions.

(2) Amounts are weighted based on unpaid principal balance.

(3) Represents the original LTV or, for Re- and Non-Performing Loans and Non-Agency Loans acquired from WMC, the LTV at acquisition. For Home Equity Loans, represents the combined LTV, which considers the loan balances on a borrower's first mortgage and related Home Equity Loan.

(4) Weighted average current FICO excludes borrowers where FICO scores were not available. Data is based on the latest available information.

(5) Weighted average life is based on projected life. Typically, actual maturities are shorter than stated contractual maturities. Maturities are affected by the contractual lives of the underlying mortgages, periodic payments of principal, and prepayments of principal.

See Note 3 to the "Notes to Consolidated Financial Statements" for additional information on credit quality and a breakout of geographic concentration of credit risk within loans we include in the "Securitized residential mortgage loans, at fair value" and "Residential mortgage loans, at fair value" line items on our consolidated balance sheets.

Legacy WMC Commercial loans

As of December 31, 2025, the borrowers of the Legacy WMC Commercial loans were in maturity default. The lender parties (including us) are evaluating with the borrowers consensual sales of the underlying properties collateralizing the loans and/or transferring title of all or certain of the properties to the lender parties via a deed-in-lieu of foreclosure. See Note 3 to the "Notes to Consolidated Financial Statements" for information on the status of the Legacy WMC Commercial loans, as well as coupons, weighted average life, geographic concentration, collateral characteristics, LTV, and maturities of the loans we include in the "Commercial loans, at fair value" line item on our consolidated balance sheets.

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Non-Agency RMBS and Legacy WMC CMBS

The following table presents the fair value, coupon, and weighted average life of our Non-Agency RMBS and Legacy WMC CMBS portfolios as of December 31, 2025 ($ in thousands).

			Weighted Average	
Instrument	**Current Face**	**Fair Value**	**Coupon (1)**	**Life (Years) (2)**
Non-Agency RMBS by collateral type:				
Non-QM Loans (3)	$ 53,311	$ 56,402	1.47 %	2.54
Agency-Eligible Loans (3)	44,491	44,163	3.57 %	6.74
Home Equity Loans (3)	84,647	106,942	5.55 %	5.51
Prime Jumbo Loans (3)	4,256	3,313	4.49 %	18.36
Re- and Non-Performing Loans (3)	N/A	599	— %	3.14
Total Non-Agency RMBS	186,705	211,419	2.91 %	4.39
Legacy WMC CMBS				
Single-Asset/Single-Borrower - Fixed Rate	48,498	24,178	6.11 %	1.88
Single-Asset/Single-Borrower - Floating Rate	19,421	6,072	6.91 %	0.40
Conduit - Fixed Rate	15,043	12,315	4.20 %	2.96
Legacy WMC CMBS (4)	82,962	42,565	5.95 %	1.73
Total Non-Agency RMBS and Legacy WMC CMBS	$ 269,667	$ 253,984	3.46 %	4.13
Less: Investments in Debt and Equity of Affiliates	$ 4,497	$ 10,038	0.31 %	2.02
Total GAAP Non-Agency RMBS and Legacy WMC CMBS	$ 265,170	$ 243,946	4.55 %	4.90

(1) Equity residual investments with a zero coupon rate are excluded from this calculation.
(2) Weighted average life is based on projected life. Typically, actual maturities are shorter than stated contractual maturities.
(3) Interest Only securities have no principal balances and bear interest based on a notional value. The notional value is used solely to determine interest distributions on the interest only classes of securities. The notional value of interest only classes included in the Non-QM Loans, Agency-Eligible Loans, Home Equity Loans, and Re- and Non-Performing Loans line items was $289.0 million, $40.4 million, $249.1 million, and $0.7 million, respectively.
(4) There are Legacy WMC CMBS with an unpaid principal balance of $23.5 million and a fair value of $6.3 million which are on non-accrual or cost recovery status.

The following table presents the fair value of our Non-Agency RMBS and Legacy WMC CMBS by credit rating as of December 31, 2025 (in thousands).

Credit Rating (1)	**Non-Agency RMBS**	**Legacy WMC CMBS**
AAA	$ 78,125	$ —
AA	7,664	—
A	15,766	—
BBB	25,067	—
BB	16,844	6,004
B	13,104	1,151
Below B	—	35,353
Not Rated	54,849	57
Total	$ 211,419	$ 42,565
Less: Investments in Debt and Equity of Affiliates	10,038	—
Total: GAAP Basis	$ 201,381	$ 42,565

(1) Represents the minimum rating for rated assets of S&P, Moody's, Morningstar, and Fitch credit ratings, stated in terms of the S&P equivalent.

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The following table presents the geographic concentration of the underlying collateral for our Non-Agency RMBS and Legacy WMC CMBS portfolios as of December 31, 2025 ($ in thousands).

Non-Agency RMBS			Legacy WMC CMBS		
Geographic Location	Concentration	Fair Value	Geographic Location	Concentration	Fair Value
California	29.3 %	$ 61,861	California	41.1 %	$ 17,502
Florida	10.2 %	21,600	Minnesota	22.0 %	9,372
New York	6.6 %	13,978	Texas	9.6 %	4,107
Texas	4.2 %	8,792	New York	7.9 %	3,363
New Jersey	3.5 %	7,444	Pennsylvania	5.1 %	2,162
Other	46.2 %	97,744	Other	14.3 %	6,059
Total	100.0 %	$ 211,419	**Total**	100.0 %	$ 42,565

Agency RMBS

Although our investment activities primarily include acquiring and securitizing newly-originated residential mortgage loans, from time to time we invest excess liquidity into Agency RMBS. The following table presents the fair value, constant prepayment rate ("CPR"), coupon, and weighted average life of our Agency RMBS portfolio as of December 31, 2025 ($ in thousands).

		Weighted Average		
	Fair Value	CPR (1)	Coupon	Life (Years) (2)
Agency RMBS Interest Only	$ 16,358	8.4 %	4.57 %	5.17

(1) Represents the weighted average monthly CPRs published during the year for our in-place portfolio.

(2) Weighted average life is based on projected life. Typically, actual maturities are shorter than stated contractual maturities.

Financing activities

We use leverage to finance the purchase of our investment portfolio. Our leverage has primarily been in the form of repurchase agreements and facilities used to finance residential mortgage loans (which we refer to collectively as financing arrangements). We also utilize securitized debt to finance our loan portfolio. In addition, we may obtain financing through the issuance of senior unsecured notes.

Financing Arrangements

Repurchase agreements involve the sale and a simultaneous agreement to repurchase the transferred assets or similar assets at a future date. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." The size of the haircut reflects the perceived risk associated with the pledged asset. Haircuts may change as our financing arrangements mature or roll and are sensitive to governmental regulations. Interest rates for our financing arrangements are determined based on prevailing rates (typically a spread over a base rate) corresponding to the terms of the borrowings, and interest is paid on a monthly basis or, for shorter term arrangements, at the end of the term. Repurchase agreements typically have a term of up to one year for loans and a term of 30 to 90 days for securities. Repurchase agreements are generally mark-to-market with respect to margin calls and recourse to us. We also have certain financing arrangements collateralized by residential mortgage loans which are recourse to us, but are not subject to mark-to-market margin calls. We had outstanding financing arrangements with six counterparties as of December 31, 2025.

Our financing arrangements generally include customary representations, warranties, and covenants, but may also contain more restrictive supplemental terms and conditions. Although specific to each financing arrangement, typical supplemental terms include requirements of minimum equity and liquidity, leverage ratios, and performance triggers. In addition, some of the financing arrangements contain cross default features, whereby default under an agreement with one lender simultaneously causes default under agreements with other lenders. To the extent that we fail to comply with the covenants contained in these financing arrangements or are otherwise found to be in default under the terms of such agreements, the counterparty has the right to accelerate amounts due under the associated agreement. As of December 31, 2025, we are in compliance with all of our financial covenants.

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Securitized Debt

As explained in the "Investment Activities" section above, our investment strategy focuses on acquiring and securitizing newly originated residential mortgage loans. In each securitization transaction, a pool of loans is transferred into a newly formed securitization trust. This trust issues Certificates, and we typically sell the senior classes of these Certificates to unrelated third parties. We record "Securitized debt" on our consolidated balance sheet in accordance with U.S. GAAP when we determine that we are the primary beneficiary of the securitization transaction. The proceeds from securitization transactions are used to repay any outstanding financing arrangements initially employed to acquire newly originated residential mortgage loans, replacing recourse financing with mark-to-market margin calls with securitized debt. Securitized debt is generally long-term in nature, non-recourse to us and is not subject to mark-to-market margin calls. Additionally, generally the holders of the securitized debt have no recourse to the general credit of the Company and we have no obligation to provide any other explicit or implicit support to the securitization trusts.

Senior Unsecured Notes

During 2024, we issued senior unsecured notes which consist of $34.5 million principal amount 9.500% Senior Notes due February 2029 and $65.0 million principal amount 9.500% Senior Notes due May 2029. See Note 6 to the "Notes to Consolidated Financial Statements" for additional information on the Senior Unsecured Notes.

Leverage

We use leverage to increase potential returns to our stockholders. Our financing strategy is designed to increase the size of our investment portfolio by borrowing against the fair value of the assets in our portfolio. As discussed above, financing arrangements are generally recourse to the Company whereas securitized debt used to finance our Non-Agency VIEs, Home Equity VIEs, and RPL/NPL VIEs is generally non-recourse to the Company. In addition to disclosing GAAP leverage, we also disclose Economic Leverage, which excludes non-recourse financing. Management believes that this non-GAAP measure, when considered with our GAAP financial statements, provides supplemental information useful for investors to help evaluate our use of leverage and the related risk associated with our leverage profile. Our presentation of Economic Leverage may not be comparable to similarly-titled measures of other companies, who may use different calculations. This non-GAAP measure should not be considered a substitute for, or superior to, GAAP leverage calculated in accordance with GAAP. Our GAAP financial results and the reconciliations from these results should be carefully evaluated.

We define GAAP leverage as the sum of (1) Securitized debt, at fair value, (2) Financing arrangements, net of any restricted cash posted on such financing arrangements, (3) Senior Unsecured Notes, and (4) the amount payable on purchases that have not yet settled less the financing remaining on sales that have not yet settled. We define Economic Leverage, a non-GAAP metric, as the sum of our GAAP leverage, exclusive of any fully non-recourse financing arrangements, and our net TBA position (at cost), if any. Our leverage does not include any financing utilized through AG Arc.

The calculations in the table below divide GAAP Leverage and Economic Leverage by our GAAP stockholders' equity to derive our leverage ratios. The following table presents a reconciliation of our Economic Leverage ratio to GAAP Leverage ($ in thousands).

December 31, 2025	Leverage	Stockholders' Equity	Leverage Ratio
Securitized debt, at fair value (1)	$ 7,177,923		
Financing arrangements (2)	826,394		
Senior Unsecured Notes (2)	96,458		
Restricted cash posted on Financing arrangements	(7,838)		
GAAP Leverage	$ 8,092,937	$ 560,734	14.4x
Non-recourse financing arrangements (1)	(7,177,923)		
Economic Leverage	$ 915,014	$ 560,734	1.6x

(1) Securitized debt, at fair value is non-recourse to the Company.

(2) Financing arrangements and senior unsecured notes are recourse to the Company.

Hedging activities

Subject to maintaining our qualification as a REIT and our Investment Company Act exemption, to the extent leverage is deployed, we may utilize derivative instruments in an effort to hedge the interest rate risk associated with the financing of our portfolio. Specifically, we may seek to hedge our exposure to potential interest rate mismatches between the interest we earn on

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our investments and our borrowing costs caused by fluctuations in short-term interest rates. We may utilize interest rate swaps, swaption agreements, and other financial instruments such as short positions in to-be-announced securities. In utilizing leverage and interest rate derivatives, our objectives are to improve risk-adjusted returns and, where possible, to lock in, on a long-term basis, a spread between the yield on our assets and the costs of our financing and hedging. Derivatives have not been designated as hedging instruments for GAAP. See Note 7 in the "Notes to Consolidated Financial Statements" for more information. Dividends Federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT ordinary taxable income, without regard to the deduction for dividends paid and excluding net capital gains and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our financing arrangements and other debt payable. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make required cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. As described above, our distribution requirements are based on taxable income rather than GAAP net income. Differences between taxable income and GAAP net income include (i) unrealized gains and losses associated with investment and derivative portfolios which are marked-to-market in current income for GAAP purposes, but excluded from taxable income until realized or settled, (ii) temporary differences related to amortization of premiums and discounts paid on investments, (iii) the timing and amount of deductions related to stock-based compensation, (iv) temporary differences related to the recognition of realized gains and losses on sold investments and certain terminated derivatives, (v) taxes, and (vi) differences between GAAP income or losses in our TRSs and taxable income resulting from dividend distributions to the REIT from our TRSs. Undistributed taxable income is based on current estimates and is not finalized until we file our annual tax return for that tax year, typically in October of the following year. As of December 31, 2025, we had estimated undistributed taxable income of approximately $0.12 per common share. During the year ended December 31, 2025, the Company declared common stock dividends of $0.85 per share. During the same period, the Company declared and paid preferred stock dividends on its Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock of $2.06252, $2.00, and $2.784149, respectively. Liquidity and capital resources Our liquidity determines our ability to meet our cash obligations, including distributions to our stockholders, payment of our expenses, financing our investments and satisfying other general business needs. Our principal sources of cash consist of borrowings under securitized debt and financing arrangements, principal and interest payments we receive on our investment portfolio, cash generated from our operating results, proceeds from the sale of investments, and proceeds from capital market transactions. We typically use cash to repay principal and interest on our securitized debt, financing arrangements and senior unsecured notes, to purchase loans, real estate securities, and other real estate related assets, to make dividend payments on our capital stock, to repurchase our capital stock, and to fund our operations. We may also generate liquidity when restricted cash that was pledged as collateral for clearing and executing trades, derivatives, and financing arrangements becomes unrestricted when the related collateral requirements are exceeded or at the maturity of the derivative or financing arrangement. Refer to "—Margin requirements" below discussing instances where we may use liquidity to meet margin requirements. As of December 31, 2025, we pledged Home Equity Loans with a fair value of $69.7 million and an unpaid principal balance of $66.8 million, in which we have no outstanding financing but have the ability to borrow at an advance rate of 87.5% of unpaid principal balance pledged as collateral. Of this available financing, $50 million is contractually committed. At December 31, 2025, we had $108.7 million of liquidity, which consisted of $57.8 million of cash and cash equivalents, $50.0 million of available committed financing on certain Home Equity Loans, and $0.9 million of unencumbered Agency RMBS available to support our liquidity needs. Margin requirements The fair value of our loans and real estate securities fluctuate according to market conditions. When the fair value of the assets pledged as collateral to secure a financing arrangement decreases to the point where the difference between the collateral fair value and the financing arrangement amount is less than the haircut, our lenders may issue a "margin call," which requires us to post additional collateral to the lender in the form of additional assets or cash. Under our repurchase facilities, our lenders have full discretion to determine the fair value of the securities we pledge to them. Our lenders typically value assets based on recent transactions in the market. Lenders also issue margin calls as the published current principal balance factors change on the pool 69 of mortgages underlying the securities pledged as collateral when scheduled and unscheduled paydowns are announced monthly. We experience margin calls in the ordinary course of our business. In addition to our cash and cash equivalents, we may hold unpledged Agency RMBS and maintain available committed financing on certain residential mortgage loans to effectively manage the margin requirements established by our lenders. We refer to this position as our "liquidity." The level of liquidity we maintain to meet margin calls is directly affected by our leverage levels, our haircuts and the price changes on our assets. Typically, if interest rates increase or if credit spreads widen, then the prices of our collateral (and our unpledged Agency RMBS that constitute a portion of our liquidity) will decline, we will experience margin calls, and we will need to use our liquidity to meet the margin calls. There can be no assurance that we will maintain sufficient levels of liquidity to meet any margin calls. If our haircuts on existing financing arrangements increase, our liquidity will proportionately decrease. We intend to maintain a level of liquidity in relation to our borrowings that enables us to meet reasonably anticipated margin calls but that also allows us to be substantially invested in the residential mortgage market. We may misjudge the appropriate amount of our liquidity by maintaining excessive liquidity, which would lower our investment returns, or by maintaining insufficient liquidity, which may force us to liquidate assets into potentially unfavorable market conditions and harm our results of operations and financial condition.

Similar to the margin calls that we receive on our borrowing agreements, we may also receive margin calls on our derivative instruments when their fair value declines. This typically occurs when prevailing market rates change adversely, with the severity of the change also dependent on the terms of the derivatives involved. We may also receive margin calls on our derivatives based on the implied volatility of interest rates. Our posting of collateral with our counterparties can be done in cash or assets, and is generally bilateral, which means that if the fair value of our interest rate hedges increases, our counterparty will be required to post collateral with us. Refer to the "Liquidity risk – derivatives" section of Item 3 below for a further discussion on margin.

Cash flows

The table below details changes to our cash, cash equivalents, and restricted cash for the years ended December 31, 2025 and 2024 (in thousands).

	Years Ended		
	December 31, 2025	December 31, 2024	Change
Cash, cash equivalents, and restricted cash, Beginning of Period	$ 138,568	$ 125,573	$ 12,995
Net cash provided by (used in) operating activities (1)	59,570	55,839	3,731
Net cash provided by (used in) investing activities (2)	(1,667,255)	(713,131)	(954,124)
Net cash provided by (used in) financing activities (3)	1,545,438	670,287	875,151
Net change in cash, cash equivalents and restricted cash	(62,247)	12,995	(75,242)
Cash, cash equivalents, and restricted cash, End of Period	$ 76,321	$ 138,568	$ (62,247)

(1) Cash provided by operating activities is primarily attributable to net interest income less operating expenses for the year ended December 31, 2025.

(2) Cash used in investing activities for the year ended December 31, 2025 was primarily attributable to purchases of residential mortgage loans and real estate securities, offset by principal repayments on our investment portfolio and proceeds from the sale of certain investments.

(3) Cash provided by financing activities for the year ended December 31, 2025 was primarily attributable to the proceeds from the issuance of securitized debt, offset by principal repayments on securitized debt, net repayments of repurchase agreements, and dividend payments.

Stock repurchase programs

On August 3, 2022, our Board of Directors authorized a stock repurchase program (the "2022 Repurchase Program") to repurchase up to $15.0 million of our outstanding common stock. The 2022 Repurchase Program does not have an expiration date and permits us to repurchase our shares through various methods, including open market repurchases, privately negotiated block transactions and Rule 10b5-1 plans. We may repurchase shares of our common stock from time to time in compliance with SEC regulations and other legal requirements. The extent to which we repurchase our shares, and the timing, manner, price, and amount of any such repurchases, will depend upon a variety of factors including market conditions and other corporate considerations as determined by management, as well as the limits of the 2022 Repurchase Program and our liquidity and business strategy. The 2022 Repurchase Program does not obligate us to acquire any particular amount of shares and may be modified or discontinued at any time. As of the date of this filing, approximately $1.5 million of common stock remained

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authorized for future share repurchases under the 2022 Repurchase Program. There were no shares repurchased during the years ended December 31, 2025 and 2024. On May 4, 2023, our Board of Directors authorized a stock repurchase program (the "2023 Repurchase Program") to repurchase up to $15.0 million of our outstanding common stock on substantially the same terms as the 2022 Repurchase Program. As of the date of this filing, the full $15.0 million authorized amount remains available for repurchase under the 2023 Repurchase Program. This authorization is in addition to the amount remaining under the 2022 Repurchase Program. On February 22, 2021, our Board of Directors authorized a stock repurchase program (the "Preferred Repurchase Program") pursuant to which our Board of Directors granted a repurchase authorization to acquire shares of our Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock having an aggregate value of up to $20.0 million. No share repurchases under the Preferred Repurchase Program have been made since its authorization. Shares of stock repurchased by us under any repurchase program, if any, will be cancelled and, until reissued by us, will be deemed to be authorized but unissued shares of our stock as required by Maryland law. The cost of the acquisition by us of shares of our own stock in excess of the aggregate par value of the shares first reduces additional paid-in capital, to the extent available, with any residual cost applied against retained earnings. Equity distribution agreements On November 6, 2024, we entered into separate equity distribution agreements (the "2024 Equity Distribution Agreements") with each of BTIG, LLC, JonesTrading Institutional Services LLC, Keefe, Bruyette & Woods, Inc. and Piper Sandler & Co. (collectively, the "2024 Sales Agents"), pursuant to which we may sell up to $75.0 million aggregate offering price of shares of our common stock from time to time through an "at-the-market" equity offering program under which the 2024 Sales Agents will act as sales agent. Prior to entering into the 2024 Equity Distribution Agreements, we terminated the equity distribution agreements related to our prior at-the-market program. We did not issue any shares of common stock under any of our equity distribution agreements then in effect during the years ended December 31, 2025 and 2024. Acquisition of additional interest in AG Arc On August 1, 2025, in connection with the acquisition of an additional 21.4% interest in AG Arc, we issued 2,027,676 restricted shares of common stock (the “Holder Shares”) to certain funds managed by an affiliate of TPG (the “Holders”) as consideration. Refer to Note 10 of the "Notes to Consolidated Financial Statements" for additional information. Pursuant to the registration rights agreement we entered into with the Holders, in August 2025, we filed a resale shelf registration statement on Form S-3 registering the resale of all the Holder Shares (the “Resale Shelf”), which was declared effective by the Securities and Exchange Commission in August 2025. Forward-looking statements regarding liquidity Based upon our current portfolio, leverage and available borrowing arrangements, we believe the net proceeds of our common equity offerings, preferred equity offerings, senior unsecured note issuances, and private placements, combined with cash flow from operating activities, financing activities, and our available borrowing capacity will be sufficient to enable us to meet our anticipated liquidity requirements, including funding our investment activities, paying fees under our management agreement, funding our distributions to stockholders, funding financing maturities, and paying general corporate expenses. Contractual obligations Management agreement The management agreement, as amended, provides for payment to the Manager of a management fee, an incentive fee, and reimbursements of certain expenses incurred by the Manager or its affiliates on behalf of us. In connection with the closing of the WMC acquisition, the MITT Management Agreement Amendment became effective, pursuant to which (i) our Manager’s base management fee was reduced by $0.6 million for the first four quarters following the Effective Time, beginning with the fiscal quarter in which the Effective Time occurred (i.e., resulting in an aggregate $2.4 million waiver of base management fees), and (ii) our Manager waived its right to seek reimbursement from us for any expenses otherwise reimbursable by us under the management agreement in an amount equal to approximately $1.3 million, which was the excess of $7.0 million over the aggregate per share additional merger consideration paid by our Manager to the holders of WMC Common Stock under the merger agreement. 71

Management fee The management fee is calculated and payable quarterly in arrears in an amount equal to 1.50% of our Stockholders’ Equity, per annum. For purposes of calculating the management fee, "Stockholders’ Equity" means the sum of the net proceeds from any issuances of equity securities (including preferred securities) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance, and excluding any future equity issuance to the Manager), plus our retained earnings at the end of such quarter (without taking into account any non-cash equity compensation expense or other non-cash items described below incurred in current or prior periods), less any amount that we pay for repurchases of our common stock, excluding any unrealized gains, losses or other non-cash items that have impacted stockholders’ equity as reported in our financial statements prepared in accordance with GAAP, regardless of whether such items are included in other comprehensive income or loss, or in net income, and excluding one-time events pursuant to changes in GAAP, and certain other non-cash charges after discussions between the Manager and our independent directors and after approval by a majority of our independent directors. Stockholders’ Equity, for purposes of calculating the management fee, could be greater or less than the amount of stockholders’ equity shown on our financial statements. The below table details the management fees incurred during the years ended December 31, 2025 and 2024 (in thousands). Years Ended December 31, 2025 December 31, 2024 Management fee to affiliate (1) $ 9,266 $ 7,533 (1) For the year ended December 31, 2024, the Manager agreed to waive its right to receive management fees of $1.8 million pursuant to the MITT Management Agreement Amendment executed in connection with the WMC acquisition. As of December 31, 2025 and 2024, we recorded management fees payable of $2.3 million and $2.3 million, respectively. The management fee payable is included within the "Due to affiliates" item within the "Other liabilities" line item on the consolidated balance sheets. Incentive fee The Manager is entitled to an annual incentive fee with respect to each applicable fiscal year, which will be equal to 15% of the amount by which our cumulative adjusted net income from November 22, 2021 exceeds the cumulative hurdle amount, which represents an 8% return (cumulative, but not compounding) on an equity hurdle base consisting of the sum of (i) $341.5 million and (ii) the gross proceeds of any subsequent public or private common stock offerings by us. The annual incentive fee will be payable in cash, or, at the option of our Board of Directors, shares of common stock or a combination of cash and shares. During the years ended December 31, 2025 and 2024, we did not incur any incentive fee expense. Termination fee Upon the occurrence of (i) our termination of the management agreement without cause or (ii) the Manager’s termination of the management agreement upon a breach by the Company of any material term of the management agreement, the Manager will be entitled to a termination fee equal to three times the average annual management fee during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter. As of December 31, 2025 and December 31, 2024, no event of termination of the management agreement had occurred. Expense reimbursement Our Manager uses the proceeds from its management fee in part to pay compensation to its officers and personnel, who, notwithstanding that certain of them also are our officers, receive no compensation directly from us. We are required to reimburse our Manager or its affiliates for operating expenses incurred by our Manager or its affiliates on our behalf, including certain salary expenses and other expenses relating to legal, accounting, due diligence and other services. Our reimbursement obligation is not subject to any dollar limitation; however, reimbursements are subject to an annual budget process which combines guidelines from the management agreement with oversight by our Board of Directors and discussions with our Manager. 72

The below table details the expense reimbursement incurred during the years ended December 31, 2025 and 2024 (in thousands). Years Ended Consolidated statements of operations line item: December 31, 2025 December 31, 2024 Non-investment related expenses (1) $ 6,325 $ 5,715 Investment related expenses 670 477 Transaction related expenses 589 608 Expense reimbursements to Manager or its affiliates $ 7,584 $ 6,800 (1) For the year ended December 31, 2024, our Manager agreed to waive its right to receive expense reimbursements of $1.1 million pursuant to the MITT Management Agreement Amendment executed in connection with the WMC acquisition. As of December 31, 2025 and 2024, we recorded a reimbursement payable to our Manager or its affiliates of $2.1 million and $1.7 million, respectively. The reimbursement payable to the Manager or its affiliates is included within the "Due to affiliates" line item within the "Other liabilities" line item on the consolidated balance sheets. Equity Incentive Plans On May 5, 2025, following approval by stockholders at our annual stockholders meeting, our 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”) became effective. The maximum number of shares of our common stock that could be issued under the 2025 Equity Incentive Plan was 800,000 shares of common stock, plus 220,781 shares of common stock (which reflects the number of shares that remained available for issuance under the equity incentive plan approved in 2020 (the “2020 Equity Incentive Plan”) as of May 4, 2025), plus 130,000 shares of common stock that remained subject to outstanding awards under the 2020 Equity Incentive Plan but only to the extent that such shares become forfeited or otherwise lapse. As a result of the adoption of the 2025 Equity Incentive Plan, no additional awards will be granted under the 2020 Equity Incentive Plan (although awards previously made under the 2020 Equity Incentive Plan will remain in effect subject to the terms of the 2020 Equity Incentive Plan and the applicable award agreement). Since inception of the 2025 Equity Incentive Plan and through December 31, 2025, we have granted an aggregate 25,401 shares of restricted common stock and 870 dividend equivalent units to its independent directors, all of which have vested. As of December 31, 2025, there were 994,510 remaining shares available to be issued under the 2025 Equity Incentive Plan. As of December 31, 2025, we have 12,981 restricted stock units and 2,919 associated dividend equivalent units outstanding, all of which are fully vested and held by one of our independent directors. These units will be settled on a one-for-one basis in shares of our common stock upon the director's separation from service with us. Manager Equity Incentive Plans The AG Mortgage Investment Trust, Inc. 2021 Manager Equity Incentive Plan (the "2021 Manager Plan"), which became effective on April 7, 2021 following the approval of our stockholders at our 2021 annual meeting of stockholders, provides for a maximum of 573,425 shares of common stock that may be subject to awards thereunder to our Manager. As of December 31, 2025, there were no shares or awards issued under the 2021 Manager Plan. Following the execution of the Third Amendment to our management agreement in November 2021 related to the incentive fee, our compensation committee no longer expects to continue its historical practice of making periodic equity grants to the Manager pursuant to the 2021 Manager Plan. Unfunded commitments See Note 12 of the "Notes to Consolidated Financial Statements" for detail on our commitments as of December 31, 2025. Off-balance sheet arrangements Our investments in debt and equity of affiliates primarily consist of real estate securities and our interest in AG Arc. Investments in debt and equity of affiliates are accounted for using the equity method of accounting. Certain of our investments in debt and equity of affiliates securitize residential mortgage loans and retain interests in the subordinated tranches of the transferred assets. These retained interests are included in the MATT Non-QM Securities and Re/Non-Performing Securities line items of our investment portfolio. See Note 10 to the "Notes to Consolidated Financial Statements" for a discussion of investments in debt and equity of affiliates. 73

We record TBA purchases and sales on the trade date and present the purchase or receipt net of the corresponding payable or receivable until the settlement date of the transaction. Refer to Note 7 to the "Notes to Consolidated Financial Statements" for additional detail on TBAs as of December 31, 2025, if applicable. For additional information on our commitments as of December 31, 2025, refer to Note 12 of the "Notes to Consolidated Financial Statements." We do not expect these commitments, taken as a whole, to be significant to, or to have a material impact on, our overall liquidity or capital resources or our operations. Critical accounting policies and estimates We prepare our consolidated financial statements in conformity with GAAP, which requires the use of estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. These estimates are based, in part, on our judgment and assumptions regarding various economic conditions that we believe are reasonable based on facts and circumstances existing at the time of reporting. We believe that the estimates, judgments and assumptions utilized in the preparation of our consolidated financial statements are prudent and reasonable. Although our estimates contemplate conditions as of December 31, 2025 and how we expect them to change in the future, it is reasonably possible that actual conditions could be different than anticipated in arriving at those estimates, which could materially affect reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the periods presented. Our most critical accounting policies include (i) Valuation of financial instruments, (ii) Accounting for loans, (iii) Accounting for real estate securities, (iv) Interest income recognition, (v) Financing arrangements, and (vi) Investment consolidation. For additional information related to our significant accounting policies, see Note 2 to the "Notes to Consolidated Financial Statements." Our critical accounting estimates are those which require assumptions to be made about matters that are highly uncertain. The following is a description of our critical accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations: Valuation of financial instruments We have elected the fair value option for the vast majority of our assets and liabilities for which such election is permitted, as provided for under ASC 825, Financial Instruments ("ASC 825"). For financial instruments that are traded in an "active market," the best measure of fair value is the quoted market price. However, many of our financial instruments are not traded in an active market. Therefore, our Manager generally uses third-party valuations when available. If third-party valuations are not available, our Manager uses other valuation techniques, such as the discounted cash flow methodology. Summary descriptions, for various categories of financial instruments, of the valuation methodologies management uses in determining fair value of our financial instruments are detailed in Note 5 to the "Notes to Consolidated Financial Statements." Because of the inherent uncertainty of valuation, the estimated fair value of our financial instruments may differ significantly from the values that would have been used had a ready market for the financial instruments existed, and the differences could be material to our consolidated financial statements. The determination of estimated fair value of those of our financial instruments that are not traded in an active market requires the use of both asset level characteristics and macroeconomic assumptions and/or inputs, which are generally based on current market and economic conditions. Changes in the market environment and other events that may occur over the life of our investments may cause the gains or losses ultimately realized to be different than the valuations currently estimated. The significant unobservable inputs used in the fair value measurement of our financial instruments are market-implied discount rates, default rates, delinquency rates, prepayment rates and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates. The significant unobservable input used in the fair value measurement of our investment in Arc Home is the book value multiple. Significant increases (decreases) in the multiple applied would result in a significantly higher (lower) fair value measurement. Our valuations are sensitive to changes in interest rates. Refer to the interest rate sensitivity analysis included in Item 7A. Quantitative and Qualitative Disclosures about Market Risk in this Annual Report on Form 10-K for further information. Refer to Note 5 to the "Notes to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report on Form 10-K, for additional information on our assets and liabilities accounted for at fair value at December 31, 2025, including the significant 74 inputs used to estimate their fair values and the impact the changes in their fair values had to our financial condition and results of operations. Interest income recognition Interest income on our loan and securities portfolio is accrued based on the actual coupon rate and the outstanding principal balance of such loans or securities. We have elected to record interest in accordance with ASC 835-30-35-2, "Imputation of Interest," using the effective interest method for all loans and securities accounted for under the fair value option in accordance with ASC 825, "Financial Instruments." As such, premiums and discounts are amortized or accreted into interest income over the lives of the loans or securities. To record interest income using the effective interest method, we reassess the cash flows on our investments on at least a quarterly basis. In estimating these cash flows, there are a number of assumptions made that are uncertain and subject to judgments and assumptions based on subjective and objective factors and contingencies. These include the rate and timing of principal and interest receipts (including assumptions of prepayments, repurchases, defaults and liquidations), the pass-through or coupon rate and interest rate fluctuations. In addition, interest payment shortfalls due to delinquencies on the underlying mortgage loans have to be estimated. An increase in the prepayment rate, as measured by the CPR, will typically accelerate the amortization of purchase premiums, thereby reducing the yield or interest income earned on such assets. An increase in the prepayment rate will similarly accelerate the accretion of purchase discounts, conversely increasing the yield or interest income earned on such assets. A decrease in the prepayment rate will have a directionally opposite impact on the yield or interest income. As further discussed in Note 2 of the "Notes to Consolidated Financial Statements," differences between previously estimated cash flows and current actual and anticipated cash flows caused by changes to prepayment or other assumptions are adjusted retrospectively through a "catch up" adjustment for the impact of the cumulative change in the effective yield through the reporting date for securities accounted for under ASC 320-10 (generally, Agency RMBS) or adjusted prospectively through an adjustment of the yield over the remaining life of the investment for securities accounted for under ASC 325-40 and mortgage loans accounted for under ASC 310-10. Investment consolidation When we have a variable interest in an entity, we are required to determine whether the entity is a variable interest entity ("VIE") or a voting interest entity ("VOE"), the classification of which will determine the consolidation model that we are required to follow when determining whether we should consolidate the entity. When an entity does not possess the characteristics of a VIE, we will determine whether we have a controlling financial interest and meet the criteria for consolidation under the voting interest entity model. An entity is a VIE if the equity investors (i) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, (ii) are unable to direct the entity’s activities or (iii) are not exposed to the entity’s losses or entitled to its residual returns. VIEs within the scope of ASC 810-10, "Consolidation" are required to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is determined to be the party that has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Determining the primary beneficiary of a VIE requires judgment. We determined that for the securitizations we consolidate, our ownership provides us with the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE. In addition, we have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or power, such as rights to replace the servicer without cause. The securitization trusts are structured as entities that receive principal and interest on the underlying collateral and distribute those payments to the security holders. The assets held by the securitization entities are restricted in that they can only be used to fulfill the obligations of the securitization entity. Our risks associated with our involvement with these VIEs are limited to our risks and rights as a holder of the security we have retained as well as certain risks which may occur when we act as either the sponsor and/or depositor of and the seller to the securitization entities. Our interest in the assets held by consolidated securitization vehicles, which are consolidated on our consolidated balance sheets, is restricted by the structural provisions of these trusts, and a recovery of our investment in the vehicles will be limited by each entity’s distribution provisions. The liabilities of the securitization vehicles, which are also consolidated on our 75 consolidated balance sheets, are non-recourse to us, and can only be satisfied using proceeds from each securitization vehicle’s respective assets. The assets of securitization entities are comprised of residential mortgage loans. We perform ongoing reassessments of whether changes in the facts and circumstances regarding our involvement with a VIE causes our consolidation conclusion to change. Recent accounting pronouncements Recent accounting pronouncements impacting us include (i) Income Taxes and (ii) Expense Disaggregation. For additional information related to these recent accounting pronouncements and their impact on our consolidated financial statements, see Note 2 to the "Notes to Consolidated Financial Statements." REIT Qualification We have elected to be treated as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the "Code"). Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our manner of operation enables us to meet the requirements for qualification and taxation as a REIT. We generally need to distribute at least 90% of our ordinary taxable income each year (subject to certain adjustments) to our stockholders in order to qualify as a REIT under the Code. Our ability to make distributions to our stockholders depends, in part, upon the performance of our investment portfolio. As a REIT, we generally are not subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Accordingly, our failure to qualify as a REIT could have a material adverse impact on our results of operations and our ability to pay distributions, if any, to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property. In addition, any income earned by a domestic taxable REIT subsidiary, or TRS, will be subject to corporate income taxation. Investment Company Act Exemption We conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of, the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an investment company if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% Test"). "Investment securities" do not include, among other things, U.S. government securities, and securities issued by majority-owned subsidiaries that (i) are not investment companies and (ii) are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act (the so called "private investment company" exemptions). We conduct our operations such that we will not be considered an investment company under Section 3(a)(1) of the Investment Company Act by complying with the 40% Test and not engaging primarily (or holding ourselves out as being engaged primarily) in the business of investing, reinvesting, or trading in securities. Rather, through wholly-owned or majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries, namely the real estate finance business of purchasing or otherwise acquiring mortgage loans and other interests in real estate. We currently have several subsidiaries that rely on the exclusion provided by Section 3(c)(7) of the Investment Company Act, each a "3(c)(7) subsidiary." In addition, we currently have several subsidiaries that rely on the exclusion provided by Section 76

3(c)(5)(C) of the Investment Company Act, each a "3(c)(5)(C) subsidiary." While investments in 3(c)(7) subsidiaries are considered investment securities for the purposes of the 40% Test, investments in 3(c)(5)(C) subsidiaries are not considered investment securities for the purposes of the 40% Test, nor are investments in subsidiaries that rely on the exclusion provided by Section 3(a)(1)(C). Therefore, our investments in 3(c)(7) subsidiaries and other investment securities cannot exceed 40% of the value of our total assets (excluding U.S. government securities and cash) on an unconsolidated basis. Section 3(c)(5)(C) of the Investment Company Act exempts from the definition of "investment company" entities primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. The SEC staff generally requires an entity relying on Section 3(c)(5)(C) to invest at least 55% of its portfolio in "qualifying assets" and at least another 25% in additional qualifying assets or in "real estate-related assets" (with no more than 20% comprised of miscellaneous assets). Both the 40% Test and the requirements of the Section 3(c)(5)(C) exclusion limit the types of businesses in which we may engage and the types of assets we may hold, as well as the timing of sales and purchases of assets. For example, these restrictions limit our and our 3(c)(5)(C) subsidiaries’ ability to invest directly in Agency RMBS that represent less than the entire ownership in a pool of mortgage loans or debt and equity tranches of Non-Agency RMBS (in each case to the extent such interest are not retained interest in securitizations consisting of mortgage loans that were owned by us and such securitizations were not sponsored by us in order to obtain financing to acquire additional mortgage loans), certain real estate companies and assets not related to real estate. The determination that we qualify for this exemption from being regulated as an investment company depends on various factual matters and circumstances. We closely monitor our holdings to ensure continuing and ongoing compliance with these tests. If we failed to comply with the 40% Test or another exemption under the Investment Company Act and became regulated as an investment company, our ability to, among other things, use leverage would be substantially reduced and, as a result, we would be unable to conduct our business as described in this report. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK The primary components of our market risk relate to interest rates, liquidity, real estate, credit, prepayment rates, basis, and capital markets risk. While we do not seek to avoid risk completely, we seek to assume risk that can be reasonably quantified from historical experience and to actively manage that risk, to earn sufficient returns to justify taking those risks and to maintain capital levels consistent with the risks we undertake. Many of these risks have become particularly heightened due to sustained inflation, rising mortgage rates, the Federal Reserve's monetary policy actions, and market uncertainty from geopolitical risks. Interest rate risk Interest rate risk is highly sensitive to many factors, including governmental monetary, fiscal and tax policies, domestic and international economic and political considerations and other factors beyond our control. We are subject to interest rate risk in connection with both our investments and the financing under our financing arrangements. We generally seek to manage this risk by monitoring the reset index and the interest rate related to our investment portfolio and our financings; by structuring our financing arrangements to have a range of maturity terms, amortizations and interest rate adjustment periods; and by using derivative instruments to adjust interest rate sensitivity of our investment portfolio and borrowings. Our hedging techniques can be highly complex, and the value of our investment portfolio and derivatives may be adversely affected as a result of changing interest rates. Interest rate effects on net interest income Our operating results depend in large part upon differences between the yields earned on our investments and our cost of borrowing and upon the effectiveness of our interest rate hedging activities. The majority of our financing arrangements are short term in nature, exclusive of our residential mortgage loans financed through securitized debt. Repurchase agreements financing our securities portfolio or retained interests from our securitizations typically have an initial term between 30 and 90 days while repurchase agreements financing our residential mortgage loans prior to securitization have an initial term of one year. The financing rate on these agreements will generally be determined at the outset of each transaction by reference to prevailing rates plus a spread. As a result, our borrowing costs will tend to increase during periods of rising interest rates as we renew, or "roll", maturing transactions at the higher prevailing rates. When combined with the fact that the income we earn on our fixed interest rate investments will remain substantially unchanged, this will result in a narrowing of the net interest spread between the related assets and borrowings and may even result in losses. 77

In an attempt to offset the increase in funding costs related to rising interest rates, our Manager may cause us to enter into hedging transactions structured to provide us with positive cash flow in the event interest rates rise. Our Manager accomplishes this through the use of interest rate derivatives. Some hedging strategies involving the use of derivatives are highly complex, may produce volatile returns and may expose us to increased risks relating to counterparty defaults.

Interest rate effects on fair value

Another component of interest rate risk is the effect that changes in interest rates will have on the fair value of the assets that we acquire.

Generally, in a rising interest rate environment, the fair value of our loan and real estate securities portfolios would be expected to decrease, all other factors being held constant. In particular, the portion of our real estate securities and loan portfolios with fixed-rate coupons would be expected to decrease in value more severely than that portion with a floating-rate coupon. This is because fixed-rate coupon assets tend to have significantly more duration, or price sensitivity to changes in interest rates, than floating-rate coupon assets. Fixed-rate assets currently represent a majority of our portfolio.

The fair value of our investment portfolio could change at a different rate than the fair value of our liabilities when interest rates change. We measure the sensitivity of our portfolio to changes in interest rates by estimating the duration of our assets and liabilities. Duration is the approximate percentage change in fair value for an instantaneous 100 basis point parallel shift in the yield curve while assuming all other market risk factors remain constant. In general, our assets have higher duration than our liabilities. In order to reduce this exposure, we use hedging instruments to reduce the gap in duration between our assets and liabilities.

Interest rate sensitivity

The following table quantifies the estimated percent change in GAAP equity, the fair value of our assets, and projected net interest income should interest rates go up or down instantaneously by 25, 50, and 75 basis points, assuming (i) the yield curves of the rate shocks will be parallel to each other and the current yield curve and (ii) all other market risk factors remain constant. These estimates were compiled using a combination of third-party services and models, market data and internal models. All changes in equity, assets, and income are measured as percentage changes from the GAAP equity, assets, and projected net interest income from our base interest rate scenario. The base interest rate scenario assumes spot and forward interest rates existing as of December 31, 2025. Actual results could differ materially from these estimates.

Agency RMBS and Agency-Eligible Loan assumptions attempt to predict default and prepayment activity at projected interest rate levels. To the extent that these estimates or other assumptions do not hold true, actual results will likely differ materially from projections and could result in percentage changes larger or smaller than the estimates in the table below. Moreover, if different models were employed in the analysis, materially different projections could result. In addition, while the table below reflects the estimated impact of interest rate increases and decreases on a static portfolio as of December 31, 2025, our Manager may from time to time sell any of our investments as a part of the overall management of our investment portfolio.

Change in Interest Rates (basis points) (1)(2)	Change in Fair Value as a Percentage of GAAP Equity (3)	Change in Fair Value as a Percentage of Assets (3)	Percentage Change in Projected Net Interest Income (4)
75	(1.8)%	(0.1)%	0.3 %
50	(1.2)%	(0.1)%	0.3 %
25	(0.6)%	— %	0.3 %
(25)	0.6 %	— %	(0.4)%
(50)	1.2 %	0.1 %	(0.8)%
(75)	1.8 %	0.1 %	(1.2)%

(1) Includes investments held through affiliated entities that are reported as "Investments in debt and equity of affiliates" on our consolidated balance sheet, but excludes AG Arc.

(2) Does not include cash investments, which typically have overnight maturities and are not expected to change in value as interest rates change.

(3) Changes in fair value as a percentage of GAAP equity and assets are inclusive of forward purchase commitments to acquire Non-Agency Loans and Agency-Eligible Loans as of December 31, 2025.

(4) Interest income includes trades settled as of December 31, 2025.

The information set forth in the interest rate sensitivity table above and all related disclosures constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could

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differ significantly from those estimated in the foregoing interest rate sensitivity table. See below for additional risks which may impact the fair value of our assets, GAAP equity and net income. Liquidity risk Our primary liquidity risk arises from financing long-maturity assets with shorter-term financings primarily in the form of financing arrangements. Our Manager seeks to mitigate our liquidity risks by maintaining a prudent level of leverage, monitoring our liquidity position on a daily basis and maintaining a reasonable cushion of cash and unpledged real estate securities and loans in our portfolio in order to meet future margin calls. In addition, our Manager seeks to further mitigate our liquidity risk by (i) maintaining relationships with a carefully selected group of financing counterparties and (ii) monitoring the ongoing financial stability and future business plans of our financing counterparties. Liquidity risk – financing arrangements We pledge mortgage loans or real estate securities and cash as collateral to secure our financing arrangements. Should the fair value of our mortgage loans or real estate securities pledged as collateral decrease (as a result of rising interest rates, changes in prepayment speeds, widening of credit spreads or otherwise), we will likely be subject to margin calls for additional collateral from our financing counterparties. Should the fair value of our mortgage loans or real estate securities decrease materially and suddenly, margin calls will likely increase causing an adverse change to our liquidity position which could result in substantial losses. In addition, we cannot be assured that we will always be able to roll our financing arrangements at their scheduled maturities, which could cause material additional harm to our liquidity position and result in substantial losses. Further, should funding conditions tighten as they did in 2007-2008, 2009 and more recently in March 2020, our financing arrangement counterparties may increase our margin requirements on new financings, including repurchase transactions that we roll at maturity with the same counterparty. This would require us to post additional collateral and would reduce our ability to use leverage and could potentially cause us to incur substantial losses. Liquidity risk – derivatives The terms of our interest rate swaps require us to post collateral in the form of cash or Agency RMBS to our counterparties to satisfy two types of margin requirements: variation margin and initial margin. We and our swap counterparties are both required to post variation margin to each other depending upon the daily moves in prevailing benchmark interest rates. The amount of this variation margin is derived from the mark to market valuation of our swaps. Hence, as our swaps lose value in a falling interest rate environment, we are required to post additional variation margin to our counterparties on a daily basis; conversely, as our swaps gain value in a rising interest rate environment, we are able to recall variation margin from our counterparties. By recalling variation margin from our swaps counterparties, we are able to partially mitigate the liquidity risk created by margin calls on our repurchase transactions during periods of rising interest rates. Initial margin works differently. Collateral posted to meet initial margin requirements is intended to create a safety buffer to benefit our counterparties if we were to default on our payment obligations under the terms of the swaps and our counterparties were forced to unwind the swap. Initial margin on our centrally cleared trades varies from day to day depending upon various factors, including the absolute level of interest rates and the implied volatility of interest rates. There is a distinctly positive correlation between initial margin, on the one hand, and the absolute level of interest rates and implied volatility of interest rates, on the other hand. As a result, in times of rising interest rates or increasing rate volatility, we anticipate that the initial margin required on our centrally-cleared trades will likewise increase, potentially by a substantial amount. These margin increases will have a negative impact on our liquidity position and will likely impair the intended liquidity risk mitigation effect of our swaps discussed above. Real estate value risk Residential property values are subject to volatility and may be affected adversely by a number of factors outside of our control, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing); natural disasters, the effects of climate change (including flooding, drought, wildfire, tornadoes and severe weather) and other natural events; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. Decreases in property values could cause us to suffer losses and reduce the value of the collateral underlying our investment portfolio as well as the potential sale proceeds available to repay our loans in the event of a default. In addition, substantial decreases in property values can increase the rate of strategic defaults by residential mortgage borrowers which can impact and create significant uncertainty in 79 the recovery of principal and interest on our investments. Credit risk We are exposed to the risk of potential credit losses from an unanticipated increase in borrower defaults as well as general credit spread widening on any non-agency assets in our portfolio. We seek to manage this risk through our Manager’s pre- acquisition due diligence process and, if available, through the use of non-recourse financing, which limits our exposure to credit losses to the specific pool of collateral which is the subject of the non-recourse financing. Our Manager’s pre-acquisition due diligence process includes the evaluation of, among other things, relative valuation, supply and demand trends, the shape of various yield curves, prepayment rates, delinquency and default rates, recovery of various sectors and vintage of collateral. The potential effects of sustained inflation, elevated mortgage rates, and the Federal Reserve's monetary policy actions may cause an increase in credit risk of our credit sensitive assets. Any future period of payment deferrals, forbearance, delinquencies, defaults, foreclosures or losses will likely adversely affect our net interest income from residential loans and RMBS investments, the fair value of these assets, our ability to liquidate the collateral that may underlie these investments and obtain additional financing and the future profitability of our investments. Further, in the event of delinquencies, defaults and foreclosure, regulatory changes and policies designed to protect borrowers and renters may slow or prevent us from taking remediation actions. Prepayment risk Premiums arise when we acquire real estate assets at a price in excess of the principal balance of the mortgages securing such assets (i.e., par value). Conversely, discounts arise when we acquire assets at a price below the principal balance of the mortgages securing such assets. Premiums paid on our assets are amortized against interest income and accretable purchase discounts on our assets are accreted to interest income. Purchase premiums or discounts on our assets are amortized or accreted over the life of each respective asset using the effective yield method, adjusted for actual prepayment activity. An increase in the prepayment rate, as measured by the CPR, will typically accelerate the amortization of purchase premiums, thereby reducing the yield or interest income earned on such assets. An increase in the prepayment rate will similarly accelerate the accretion of purchase discounts, conversely increasing the yield or interest income earned on such assets. A decrease in the prepayment rate will have a directionally opposite impact on the yield or interest income. Differences between previously estimated cash flows and current actual and anticipated cash flows caused by changes to prepayment or other assumptions are adjusted retrospectively through a "catch up" adjustment for the impact of the cumulative change in the effective yield through the reporting date for securities accounted for under ASC 320-10 (generally, Agency RMBS) or adjusted prospectively through an adjustment of the yield over the remaining life of the investment for investments accounted for under ASC 325-40 (generally, Non-Agency RMBS and interest-only securities) and mortgage loans accounted for under ASC 310-10. In addition, our interest rate hedges are structured in part based upon assumed levels of future prepayments within our mortgage loan or real estate securities portfolio. If prepayments are slower or faster than assumed, the life of the real estate securities or mortgage loans will be longer or shorter than assumed, respectively, which could reduce the effectiveness of our Manager’s hedging strategies and may cause losses on such transactions. Our Manager seeks to mitigate our prepayment risk by investing in real estate assets with a variety of prepayment characteristics. Basis risk Basis risk refers to the possible decline in book value triggered by the risk of incurring losses on the fair value of Agency RMBS as a result of widening market spreads between the yields on Agency RMBS and the yields on comparable duration Treasury securities. The basis risk associated with fluctuations in fair value of Agency RMBS may relate to factors impacting the mortgage and fixed income markets other than changes in benchmark interest rates, such as actual or anticipated monetary policy actions by the Federal Reserve, market liquidity, or changes in required rates of return on different assets. Consequently, while we use interest rate swaps and other hedges to protect against moves in interest rates, such instruments will generally not protect our net book value against basis risk. 80

Capital Markets Risk We are exposed to risks related to the equity capital markets, and our related ability to raise capital through the issuance of our common stock, preferred stock or other equity instruments. We are also exposed to risks related to the debt capital markets, and our related ability to finance our business through revolving facilities or other debt instruments. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore may require us to utilize debt or equity capital to finance our business. We seek to mitigate these risks by monitoring the debt and equity capital markets to inform our decisions on the amount, timing, and terms of capital we raise. 81

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA Index to Financial Statements Page Report of Independent Registered Public Accounting Firm (PCAOB ID 34) 83 Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024 85 Consolidated Statements of Operations for the years ended December 31, 2025 and December 31, 2024 86 Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2025 and December 31, 2024 87 Consolidated Statements of Cash Flows for the years ended December 31, 2025 and December 31, 2024 88 Notes to Consolidated Financial Statements 90 Note 1. Organization 90 Note 2. Summary of Significant Accounting Policies 91 Note 3. Loans 99 Note 4. Real Estate Securities 104 Note 5. Fair Value Measurements 106 Note 6. Financing 110 Note 7. Other Assets and Liabilities 113 Note 8. Earnings Per Share 115 Note 9. Income Taxes 116 Note 10. Related Party Transactions 118 Note 11. Equity 121 Note 12. Commitments and Contingencies 124 Note 13. Segment Reporting 125 Note 14. Investments in Unconsolidated Equity Method Affiliates 127 Note 15. Subsequent Events 128 All financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements and the notes thereto. 82

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the stockholders and the Board of Directors of TPG Mortgage Investment Trust, Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of TPG Mortgage Investment Trust, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. 83

Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Fair value measurements – financial instruments valued using significant unobservable inputs — Refer to Note 5 to the financial statements Critical Audit Matter Description As of December 31, 2025, the Company had recognized on its consolidated balance sheet certain fair value measurements that are valued using significant unobservable inputs: $8.0 billion in securitized residential mortgage loans, $199.7 million in residential mortgage loans, $260.3 million in real estate securities, $55.4 million in commercial loans, and $7.2 billion in securitized debt. Management determined the fair value of these financial instruments by applying the discounted cash flow methodology and using significant unobservable inputs. Determining an estimate of fair value for each of these financial instruments required management to use significant judgment in selecting the appropriate inputs and assumptions to use, particularly market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, loss severity, and recovery rates. Given the significant judgments made by management to estimate the fair value of the Company's securitized residential mortgage loans, residential mortgage loans, real estate securities, commercial loans, and securitized debt, performing audit procedures to evaluate the reasonableness of management’s selected inputs and assumptions, particularly market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, loss severity, and recovery rates, required a high degree of auditor judgement and an increased extent of effort, including the need to involve our fair value specialists. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the Company's fair value measurements using significant unobservable inputs included the following, among others: • We tested the effectiveness of internal controls over the Company’s fair value measurements, including controls over management's review of the appropriateness of selected inputs and assumptions, including market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, loss severity, and recovery rates. • We tested the Company's fair value measurements by performing the following: – With the assistance of our fair value specialists, we evaluated the valuation methodology used by the Company. We independently developed a range of fair value estimates for the Company's securitized residential mortgage loans, residential mortgage loans, real estate securities, commercial loans, and securitized debt based on market data and compared them to the Company's fair value measurements. – We reviewed external market information, including external market reports, analyzed trends in market prices, and considered any recent transactions involving similar financial instruments to determine if the Company's selected inputs and assumptions were reasonable and consistent with those used by market participants. – We considered whether events or transactions occurred after the balance sheet date, but before the completion of the audit, which could affect the Company’s fair value measurements and disclosures, including significant market movements or changes in economic conditions. /s/ DELOITTE & TOUCHE LLP New York, New York February 25, 2026 We have served as the Company's auditor since 2024. 84

TPG Mortgage Investment Trust, Inc. and Subsidiaries Consolidated Balance Sheets (in thousands, except per share data) December 31, 2025 December 31, 2024 Assets Securitized residential mortgage loans, at fair value - $766,901 and $705,294 pledged as collateral, respectively (1) $ 7,999,619 $ 6,197,678 Residential mortgage loans, at fair value - $198,596 and $215,773 pledged as collateral, respectively 199,677 220,217 Commercial loans, at fair value - $55,376 and $67,005 pledged as collateral, respectively 55,376 67,005 Real estate securities, at fair value - $231,894 and $165,393 pledged as collateral, respectively 260,304 201,360 Investments in debt and equity of affiliates 61,333 46,841 Cash and cash equivalents 57,832 118,662 Restricted cash 18,489 19,906 Other assets - $319 and $0 pledged as collateral, respectively 58,900 41,940 Total Assets $ 8,711,530 $ 6,913,609 Liabilities Securitized debt, at fair value (1) $ 7,177,923 $ 5,491,967 Financing arrangements 826,394 742,108 Senior unsecured notes 96,458 95,721 Dividend payable 7,301 5,632 Other liabilities (2) 42,720 34,758 Total Liabilities 8,150,796 6,370,186 Commitments and Contingencies (Note 12) Stockholders' Equity Preferred stock - $227,991 aggregate liquidation preference 220,472 220,472 Common stock, par value $0.01 per share; 450,000 shares of common stock authorized and 31,744 and 29,640 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively 317 296 Additional paid-in capital 840,401 824,380 Retained earnings/(deficit) (500,456) (501,725) Total Stockholders' Equity 560,734 543,423 Total Liabilities & Stockholders' Equity $ 8,711,530 $ 6,913,609 (1) These balances relate to certain residential mortgage loans which were securitized resulting in the Company consolidating the variable interest entities that were created to facilitate these securitizations as the Company was determined to be the primary beneficiary. The "Securitized debt, at fair value" is collateralized by the "Securitized residential mortgage loans, at fair value" held within the securitization trusts. See Note 3 and Note 6 for additional details. (2) Refer to Note 7 and Note 10 for additional details on amounts payable to affiliates. The accompanying notes are an integral part of these consolidated financial statements. 85

TPG Mortgage Investment Trust, Inc. and Subsidiaries Consolidated Statements of Operations (in thousands, except per share data) Years Ended December 31, 2025 December 31, 2024 Net Interest Income Interest income $ 480,330 $ 408,495 Interest expense 403,797 342,603 Total Net Interest Income 76,533 65,892 Other Income/(Loss) Net interest component of interest rate swaps 3,447 7,617 Net realized gain/(loss) (11,083) (2,918) Net unrealized gain/(loss) 20,853 16,956 Total Other Income/(Loss) 13,217 21,655 Expenses Management fee to affiliate (1) 9,266 7,533 Non-investment related expenses (1) 10,819 10,620 Investment related expenses (1) 15,625 13,522 Transaction related expenses (1) 7,305 3,164 Total Expenses 43,015 34,839 Income/(loss) before equity in earnings/(loss) from affiliates 46,735 52,708 Equity in earnings/(loss) from affiliates 2,821 3,141 Net Income/(Loss) before Income Taxes 49,556 55,849 Income tax expense 888 112 Net Income/(Loss) 48,668 55,737 Dividends on preferred stock 21,242 19,353 Net Income/(Loss) Available to Common Stockholders $ 27,426 $ 36,384 Earnings/(Loss) Per Share of Common Stock Basic $ 0.90 $ 1.23 Diluted $ 0.90 $ 1.23 Weighted Average Number of Shares of Common Stock Outstanding Basic 30,542 29,487 Diluted 30,562 29,514 (1) Refer to Note 10 for additional details on related party transactions. The accompanying notes are an integral part of these consolidated financial statements. 86

TPG Mortgage Investment Trust, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Preferred Stock	Additional Paid-in Capital	Retained Earnings/(Deficit)	Total
	Shares	Amount				
Balance at January 1, 2024	29,437	$ 294	$ 220,472	$ 823,715	$ (516,113)	$ 528,368
Grant of restricted stock and amortization of equity based compensation	203	2	—	665	—	667
Common dividends declared (1)	—	—	—	—	(22,137)	(22,137)
Preferred dividends declared (2)	—	—	—	—	(19,212)	(19,212)
Net Income/(Loss)	—	—	—	—	55,737	55,737
Balance at December 31, 2024	29,640	$ 296	$ 220,472	$ 824,380	$ (501,725)	$ 543,423
Balance at January 1, 2025	29,640	$ 296	$ 220,472	$ 824,380	$ (501,725)	$ 543,423
Issuance of common stock	2,028	20	—	15,310	—	15,330
Grant of restricted stock and amortization of equity based compensation	76	1	—	711	—	712
Common dividends declared (1)	—	—	—	—	(26,132)	(26,132)
Preferred dividends declared (2)	—	—	—	—	(21,267)	(21,267)
Net Income/(Loss)	—	—	—	—	48,668	48,668
Balance at December 31, 2025	31,744	$ 317	$ 220,472	$ 840,401	$ (500,456)	$ 560,734

(1) For the years ended December 31, 2025 and 2024, dividends totaling $0.85 and $0.75 per share of common stock outstanding were declared, respectively.

(2) For the years ended December 31, 2025 and 2024, dividends totaling $2.06252 and $2.06252 per share of Series A Preferred Stock, $2.00 and $2.00 per share of Series B Preferred Stock, and $2.784149 and $2.233117 per share of Series C Preferred Stock outstanding were declared, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

87

TPG Mortgage Investment Trust, Inc. and Subsidiaries Consolidated Statements of Cash Flows (in thousands) Cash Flows from Operating Activities Net income/(loss) $ 48,668 $ 55,737 Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities: Net amortization of premium/(discount) 22,967 10,722 Net realized (gain)/loss 11,083 2,918 Net unrealized (gain)/loss (20,853) (16,956) Grant of restricted stock and amortization of equity based compensation 712 667 Equity in (earnings)/loss from affiliates (2,821) (3,141) Distributions of income from investments in debt and equity of affiliates — 1,493 Change in operating assets/liabilities: Other assets 4,672 10,199 Other liabilities (4,858) (5,800) Net cash provided by (used in) operating activities 59,570 55,839 Cash Flows from Investing Activities Purchases of residential mortgage loans (3,049,333) (1,755,347) Purchases of real estate securities (81,219) (654,089) Investments in debt and equity of affiliates (114) — Proceeds from sales of residential mortgage loans 407,158 355,229 Proceeds from sales of real estate securities 6,840 607,144 Principal repayments on residential mortgage loans 1,040,034 711,161 Principal repayments on real estate securities 31,004 22,056 Principal funding on residential mortgage loans (17,691) (2,070) Distributions received in excess of income from investments in debt and equity of affiliates 4,179 11,015 Net settlement of interest rate swaps and other instruments (11,399) (12,449) Net settlement of TBAs (2,720) 24 Cash flows provided by other investing activities 6,006 4,195 Net cash provided by (used in) investing activities (1,667,255) (713,131) Cash Flows from Financing Activities Net borrowings under (repayments of) financing arrangements 134,408 (12,634) Principal repayments on fixed-rate long-term financing arrangements (49,312) (11,204) Proceeds from issuance of senior unsecured notes — 95,217 Repurchases of convertible senior unsecured notes — (7,059) Principal repayments of convertible senior unsecured notes — (79,120) Deferred financing costs paid (345) (251) Proceeds from issuance of securitized debt 2,748,808 1,380,278 Principal repayments on securitized debt (1,242,391) (657,751) Dividends paid on common stock (24,463) (17,977) Dividends paid on preferred stock (21,267) (19,212) Net cash provided by (used in) financing activities 1,545,438 670,287 Years Ended December 31, 2025 December 31, 2024 88

Net change in cash and cash equivalents and restricted cash (62,247) 12,995 Cash and cash equivalents and restricted cash, Beginning of Year 138,568 125,573 Cash and cash equivalents and restricted cash, End of Year $ 76,321 $ 138,568 Supplemental disclosure of cash flow information: Cash paid for interest $ 374,378 $ 308,272 Cash paid for income taxes $ 618 $ 141 Supplemental disclosure of non-cash financing and investing activities: Transfer from residential mortgage loans to securitized residential mortgage loans $ 2,948,893 $ 1,472,616 Transfer from securitized residential mortgage loans to residential mortgage loans $ 313,920 $ — Common stock dividends declared but not paid $ 7,301 $ 5,632 Transfer from residential mortgage loans to other assets $ — $ 4,889 Issuance of common stock (Note 10) $ 15,330 $ — Investment in debt and equity of affiliates (Note 10) $ 15,330 $ — Years Ended December 31, 2025 December 31, 2024 The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows: December 31, 2025 December 31, 2024 Cash and cash equivalents $ 57,832 $ 118,662 Restricted cash 18,489 19,906 Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows $ 76,321 $ 138,568 The accompanying notes are an integral part of these consolidated financial statements. 89

TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 1. Organization TPG Mortgage Investment Trust, Inc. (the "Company" or "MITT") is a residential mortgage REIT with a focus on investing in a diversified risk-adjusted portfolio of residential mortgage-related assets in the U.S. mortgage market. The Company’s investment activities primarily include acquiring and securitizing newly-originated residential mortgage loans within the non- agency segment of the housing market. The Company obtains its residential mortgage loans through Arc Home, LLC ("Arc Home"), a residential mortgage loan originator in which the Company owned an approximate 66.0% interest as of December 31, 2025, and through other third-party origination partners. The Company’s assets, excluding its ownership in Arc Home, include Residential Investments, Agency RMBS and Legacy WMC Commercial Investments. Currently, its Residential Investments primarily consist of Non-Agency Loans, Agency- Eligible Loans, Home Equity Loans, and Non-Agency RMBS collateralized by these loan types. The Company may invest in other types of residential mortgage loans and other mortgage related assets. The Company's asset classes are primarily comprised of the following: Asset Class Description Residential Investments Non-Agency Loans(1) • Non-Agency Loans are loans that do not conform to the underwriting guidelines of a government-sponsored enterprise ("GSE"). Non-Agency Loans consist of Qualified mortgage loans ("QM Loans") and Non-Qualified mortgage loans ("Non-QM Loans") which are collateralized by a first lien mortgaged property. QM Loans are residential mortgage loans that comply with the Ability-To-Repay rules and related guidelines of the Consumer Financial Protection Bureau. Agency-Eligible Loans(1) • Agency-Eligible Loans are loans that are collateralized by a first lien mortgaged property and are primarily secured by investment properties. These loans are underwritten in accordance with GSE guidelines, but are not guaranteed by a GSE. Although these loans are underwritten in accordance with GSE guidelines and can be delivered to Fannie Mae and Freddie Mac, the Company includes these loans within its Non-Agency securitizations. Home Equity Loans(1) • Home Equity Loans consist of revolving lines of credit and closed-end loans secured primarily by second liens on residential mortgaged properties. These products provide borrowers with access to home equity without requiring the payoff of an existing mortgage. Revolving lines of credit generally feature an initial draw period of 3 to 5 years, after which the balances convert to 15- or 25-year amortizing loans. Closed-end home equity loans are primarily fixed-rate obligations where the full principal amount is funded at origination and repaid through a fully amortizing schedule with original terms to maturity ranging from 10 to 30 years. Re- and Non- Performing Loans(1) • Performing, re-performing, and non-performing loans are residential mortgage loans collateralized by a first lien mortgaged property. Non-Agency RMBS(2) • Non-Agency Residential Mortgage-Backed Securities ("RMBS") represent fixed- and floating- rate RMBS issued by entities other than U.S. GSEs or agencies of the U.S. government. Non- Agency RMBS are primarily secured by Non-QM, Agency-Eligible, Home Equity, and Prime Jumbo Loans. Agency RMBS(2) • Agency RMBS represent interests in pools of residential mortgage loans guaranteed by a GSE such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government such as Ginnie Mae. Legacy WMC Commercial Investments(3) Commercial Loans • Commercial loans represent first lien commercial mortgage loan participations. CMBS(2) • Commercial Mortgage-Backed Securities ("CMBS") represent fixed-rate and floating-rate CMBS, secured by, or evidencing an ownership interest in, a single commercial mortgage loan or a pool of commercial mortgage loans. (1) These investments are included in the "Securitized residential mortgage loans, at fair value" or "Residential mortgage loans, at fair value" line items on the consolidated balance sheets. (2) These investments are included in the "Real estate securities, at fair value" line item on the consolidated balance sheets. (3) These investments include commercial loans and CMBS (collectively, the "Legacy WMC Commercial Investments") that were acquired in connection with the acquisition of Western Asset Mortgage Capital Corporation ("WMC") on 90

December 6, 2023. The Company expects to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments. The Company conducts its business through two reportable segments: (i) Loans and Securities and (ii) Arc Home. This reflects how the Company manages its business and analyzes and reports its results of operations. Refer to Note 13 for additional details on segment reporting. The Company was incorporated in the state of Maryland on March 1, 2011 and commenced operations in July 2011. The Company conducts its operations to qualify and be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The Company is externally managed by AG REIT Management, LLC, a Delaware limited liability company (the "Manager"), a wholly-owned subsidiary of TPG Inc. ("TPG"). The Manager has delegated to Angelo, Gordon & Co., L.P. ("TPG Angelo Gordon"), an affiliate of TPG, the overall responsibility of its day-to-day duties and obligations arising under the management agreement. The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and certain variable interest entities. All intercompany balances and transactions have been eliminated in consolidation. 2. Summary of significant accounting policies Consolidation and basis of presentation The accompanying consolidated financial statements and related notes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation for the annual period of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Use of estimates The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates. Valuation of financial instruments The fair value of the financial instruments that the Company records at fair value is determined by the Manager, subject to oversight of the Company’s Board of Directors, and in accordance with the provisions of ASC 820, "Fair Value Measurements and Disclosures." When possible, the Company determines fair value using third-party data sources. ASC 820 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy under ASC 820 are described below: • Level 1 – Quoted prices in active markets for identical assets or liabilities. • Level 2 – Prices determined using other significant observable inputs. These may include quoted prices for similar assets and liabilities in active markets. • Level 3 – Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company’s assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available. Transfers between levels are assumed to occur at the beginning of the reporting period. Accounting for loans Investments in loans are recorded in accordance with ASC 310-10, "Receivables." The Company has chosen to make a fair value election pursuant to ASC 825 for its loan portfolio. Electing the fair value option allows the Company to record changes TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 91

in fair value in the consolidated statement of operations, which, in management's view, more appropriately reflects the results of operations for a particular reporting period as all loan activities will be recorded in a similar manner. As such, loans are recorded at fair value on the consolidated balance sheets and any periodic change in fair value is recorded in current period earnings on the consolidated statement of operations as a component of "Net unrealized gain/(loss)." The Company recognizes upfront costs and fees relating to loans for which the fair value option has been elected in current period earnings as incurred and does not defer those costs, which is in accordance with ASC 825-10-25. Purchases and sales of loans are recorded on the settlement date, concurrent with the completion of due diligence and the removal of any contingencies. At purchase, the Company may aggregate its residential mortgage loans into pools based on common risk characteristics. Once a pool of loans is assembled, its composition is maintained. Accounting for real estate securities Investments in real estate securities are recorded in accordance with ASC 320-10, "Investments – Debt and Equity Securities" or ASC 325-40, "Beneficial Interests in Securitized Financial Assets." The Company has chosen to make a fair value election pursuant to ASC 825, "Financial Instruments" for its real estate securities portfolio. Electing the fair value option allows the Company to record changes in fair value in the consolidated statement of operations, which, in management’s view, more appropriately reflects the results of operations for a particular reporting period as all securities activities will be recorded in a similar manner. Real estate securities are recorded at fair value on the consolidated balance sheets and the periodic change in fair value is recorded in current period earnings on the consolidated statement of operations as a component of "Net unrealized gain/(loss)." Purchases and sales of real estate securities are recorded on the trade date. Investments in debt and equity of affiliates The Company’s unconsolidated ownership interests in affiliates are accounted for using the equity method in accordance with ASC 323, "Investments – Equity Method and Joint Ventures." Substantially all of the Company’s investments held through affiliated entities are comprised of real estate securities, loans and its interest in AG Arc LLC ("AG Arc"). Certain entities have chosen to make a fair value election on their financial instruments pursuant to ASC 825; as such, the Company will treat these financial instruments consistently with this election. Income or losses, net of income taxes, recognized by the Company from its investments in debt and equity of affiliates are recorded in the "Equity in earnings/(loss) from affiliates" line item on the Company's consolidated statement of operations. Arc Home From time to time, the Company acquires newly originated residential mortgage loans from Arc Home. In connection with the sale of loans from Arc Home to the Company, gains or losses recorded by Arc Home are consolidated into AG Arc LLC ("AG Arc"). In accordance with ASC 323-10, for loans acquired from Arc Home that remain on the Company's consolidated balance sheet at year end, the Company eliminates any profits or losses typically recognized through the "Equity in earnings/(loss) from affiliates" line item on the Company's consolidated statement of operations and adjusts the cost basis of the underlying loans resulting in unrealized gains or losses recorded within the "Net unrealized gain/(loss)" line item on the consolidated statement of operations. Additionally, the Company enters into forward purchase commitments with Arc Home whereby the Company commits to purchase residential mortgage loans from Arc Home at a particular price on a best-efforts basis. See the "Accounting for derivative financial instruments - Forward purchase commitments" policy below and Note 10 for additional detail. Investment consolidation When the Company has a variable interest in an entity, it is required to determine whether the entity is a variable interest entity ("VIE") or a voting interest entity ("VOE"), the classification of which will determine the consolidation model that the Company is required to follow when determining whether it should consolidate the entity. When an entity does not possess the characteristics of a VIE, the Company will determine whether it has a controlling financial interest and meets the criteria for consolidation under the voting interest entity model. An entity is a VIE if the equity investors (i) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, (ii) are unable to direct the entity’s activities or (iii) are not exposed to the entity’s losses or entitled to its residual returns. VIEs within the scope of Accounting Standards Codification ("ASC") 810-10, "Consolidation" are required to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is determined to be the party that has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 92

performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. This determination can sometimes involve complex and subjective analyses. Further, ASC 810-10 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. In accordance with ASC 810-10, all transferees, including variable interest entities, must be evaluated for consolidation. If the Company determines that consolidation is not required, it will then assess whether the transfer of the underlying assets would qualify as a sale, should be accounted for as secured financings under GAAP, or should be accounted for as an equity method investment, depending on the circumstances. A Special Purpose Entity ("SPE") is an entity designed to fulfill a specific limited need of the company that organized it. SPEs are often used to facilitate transactions that involve securitizing financial assets. The objective of such transactions may include obtaining non-recourse financing, obtaining liquidity or refinancing the underlying securitized financial assets on improved terms. Securitization involves transferring assets to an SPE to convert all or a portion of those assets into cash before they would have been realized in the normal course of business through the SPE’s issuance of debt or equity instruments. Investors in an SPE usually have recourse only to the assets in the SPE and depending on the overall structure of the transaction, may benefit from various forms of credit enhancement, such as over-collateralization in the form of excess assets in the SPE, priority with respect to receipt of cash flows relative to holders of other debt or equity instruments issued by the SPE, or a line of credit or other form of liquidity agreement that is designed with the objective of ensuring that investors receive principal and/or interest cash flow on the investment in accordance with the terms of their investment agreement. The Company enters into securitization transactions collateralized by its Non-Agency Loans/Agency-Eligible Loans, Home Equity Loans, and re- and non-performing loans (the trusts in which these loans are deposited are referred to as "Non-Agency VIEs", "Home Equity VIEs", and "RPL/NPL VIEs", respectively), which may result in the Company consolidating the respective VIEs that are created to facilitate these securitizations. Based on the evaluations of each VIE, the Company may conclude that the VIEs should be consolidated and, as a result, transferred assets of these VIEs would be determined to be secured borrowings. Upon consolidation, the Company elected the fair value option pursuant to ASC 825 for the assets and liabilities of the Non-Agency VIEs, Home Equity VIEs, and RPL/NPL VIEs. Electing the fair value option allows the Company to record changes in fair value in the consolidated statement of operations, which, in management's view, more appropriately reflects the results of operations for a particular reporting period as all activities will be recorded in a similar manner. The Company applied the guidance under ASC 810-10 (Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity) whereby the Company determines whether the fair value of the assets or liabilities of the Non-Agency VIEs, Home Equity VIEs, and RPL/NPL VIEs are more observable as a basis for measuring the less observable financial instruments. The Company has determined that the fair value of the liabilities of the Non-Agency VIEs, Home Equity VIEs, and RPL/NPL VIEs are more observable since the prices for these liabilities are more easily determined as similar instruments trade more frequently on a relative basis than the individual assets of the VIEs. See Note 3 for more detail regarding the Non-Agency VIEs, Home Equity VIEs, and RPL/NPL VIEs. Transfers of financial assets The Company may periodically enter into transactions in which it transfers assets to a third-party. Upon a transfer of financial assets, the Company will sometimes retain or acquire senior or subordinated interests in the related assets. Pursuant to ASC 860-10, "Transfers and Servicing" a determination must be made as to whether a transferor has surrendered control over transferred financial assets. That determination must consider the transferor’s continuing involvement in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. The financial components approach under ASC 860-10 limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. It defines the term "participating interest" to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Under ASC 860-10, after a transfer of financial assets that meets the criteria for treatment as a sale—legal isolation, ability of transferee to pledge or exchange the transferred assets without constraint and transferred control—an entity recognizes the financial and servicing assets it acquired or retained and the liabilities it has incurred, derecognizes financial assets it has sold and derecognizes liabilities when extinguished. The transferor would then determine the gain or loss on sale of financial assets by allocating the carrying value of the underlying mortgage between securities or loans sold and the interests retained based on their fair value. The gain or loss on sale is the difference between the cash proceeds from the sale and the amount allocated to the securities or loans sold. When a transfer of financial assets does not qualify for sale accounting, ASC 860-10 requires the transfer to be accounted for as a secured borrowing with a pledge of collateral. TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 93

From time to time, the Company may securitize mortgage loans it holds if such financing is available. These transactions will be recorded in accordance with ASC 860-10 and will be accounted for as either a "sale" and the loans will be removed from the consolidated balance sheets or as a "financing" and will be classified as "Securitized residential mortgage loans, at fair value" on the consolidated balance sheets, depending upon the structure of the securitization transaction. ASC 860-10 is a standard that may require the Company to exercise significant judgment in determining whether a transaction should be recorded as a "sale" or a "financing." Cash and cash equivalents Cash is comprised of cash on deposit with financial institutions. The Company classifies highly liquid investments with original maturities of three months or less from the date of purchase as cash equivalents. Cash equivalents may include cash invested in money market funds. Cash and cash equivalents are carried at cost, which approximates fair value. As of December 31, 2025 the Company held $57.8 million of cash and cash equivalents, of which $56.0 million were cash equivalents. As of December 31, 2024, the Company held $118.7 million of cash and cash equivalents, of which $118.0 million were cash equivalents. The Company places its cash with high credit quality institutions to minimize credit risk exposure. Cash pledged to the Company as collateral is unrestricted in use and, accordingly, is included as a component of "Cash and cash equivalents" on the consolidated balance sheets. Any cash held by the Company as collateral is included in the "Other liabilities" line item on the consolidated balance sheets. "Other liabilities" does not include variation margin received on centrally cleared derivatives. Refer to the "Accounting for derivative financial instruments" policy below for additional detail. Restricted cash Restricted cash includes cash pledged as collateral for clearing and executing trades, derivatives, and financing arrangements, as well as restricted cash deposited into accounts held at certain consolidated trusts. Restricted cash is not available to the Company for general corporate purposes. Restricted cash may be returned to the Company when the related collateral requirements are exceeded or at the maturity of the derivative or financing arrangement. Restricted cash is carried at cost, which approximates fair value. Restricted cash also includes variation margin pledged on centrally cleared derivatives. Refer to the "Accounting for derivative financial instruments" policy below for additional detail. Accounting for real estate owned Real Estate Owned ("REO") represents real estate property acquired by the Company through foreclosure and classified as held for sale. Upon completion of a foreclosure, the Company initially records an REO at fair value less estimated costs to sell the property. In subsequent periods, REO is reported at the lower of the current carrying amount or fair value less estimated selling costs. REO is included in the "Other assets" line item on the consolidated balance sheets. Any gains or losses recognized on foreclosure as well as realized gains or losses on the disposition of REO are reported by the Company in the "Net realized gain/ (loss)" line item on the consolidated statements of operations. Financing arrangements The Company finances the acquisition of certain assets within its portfolio through the use of financing arrangements. Financing arrangements primarily include repurchase agreements and facilities used to finance residential mortgage loans. Financing arrangements are carried at their contractual amounts as specified in the respective agreements. The carrying amount of the Company’s repurchase agreements and residential mortgage loan facilities approximates fair value. The Company pledges certain loans or securities as collateral under financing arrangements with financial institutions, the terms and conditions of which are negotiated on a transaction-by-transaction basis. The amounts available to be borrowed under repurchase agreements and residential mortgage loan facilities are dependent upon the fair value of the loans or securities pledged as collateral, which can fluctuate with changes in interest rates, type of security and liquidity conditions within the banking, mortgage finance, and real estate industries. If the fair value of pledged assets declines due to changes in market conditions, lenders typically would require the Company to post additional securities as collateral, pay down borrowings, or establish cash margin accounts with the counterparties in order to re-establish the agreed-upon collateral requirements, referred to as margin calls. The Company maintains a level of liquidity in order to meet these obligations. The fair value of financial instruments pledged as collateral on the Company’s financing arrangements represents the Company’s fair value of such instruments which may differ from the fair value assigned to the collateral by its counterparties. If the fair value of pledged assets increases due to changes in market conditions, counterparties may be required to return collateral to the Company in the form of securities or cash or post additional collateral to the Company. Financings pursuant to repurchase agreements and revolving facilities are generally recourse to the Company. As of December 31, 2025 and 2024, the Company had met all margin call requirements. TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 94

Accounting for senior unsecured notes and debt issuance costs Senior unsecured notes are carried at amortized cost on the Company’s consolidated balance sheets. Interest on the notes is payable quarterly until such time as the notes mature. Debt issuance costs are costs incurred by the Company in connection with the issuance of senior unsecured notes or other financing where the fair value option has not been elected. These costs may include underwriting commissions, rating agency, legal, accounting, and other fees. Debt issuance costs are included on the Company’s consolidated balance sheets as a direct reduction from the related financing liability. These costs are deferred and amortized over the life of the related financing as an adjustment to interest expense using the effective interest method. Accounting for derivative financial instruments Derivative contracts The Company enters into derivative contracts as a means of mitigating interest rate risk rather than to enhance returns. The Company accounts for derivative financial instruments in accordance with ASC 815-10, "Derivatives and Hedging." ASC 815-10 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value with corresponding changes in fair value recognized in the "Net unrealized gain/loss" line item in consolidated statement of operations. The Company records derivative asset and liability positions on a gross basis with respect to its counterparties. During the period in which the Company unwinds a derivative, it records a realized gain or loss in the "Net realized gain/(loss)" line item in the consolidated statement of operations. As of December 31, 2025 and 2024, the Company did not have any interest rate derivatives designated as hedges for accounting purposes. Interest rate swaps The Company uses interest rate swaps to mitigate its exposure to potential interest rate mismatches between the interest earned on its investments and its borrowing costs on financing arrangements caused by fluctuations in short-term interest rates. Interest rate swaps generally involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the interest rate swap without exchange of the underlying notional amount. Variation margin The Company may exchange cash "variation margin" with the counterparties to its derivative instruments on a daily basis based upon changes in the fair value of such derivative instruments as measured by the Chicago Mercantile Exchange ("CME") and the London Clearing House, the central clearinghouses ("CCPs") through which those derivatives are cleared. In addition, the CCPs require market participants to deposit and maintain an "initial margin" amount which is determined by the CCPs and is generally intended to be set at a level sufficient to protect the CCPs from the maximum estimated single-day price movement in that market participant’s contracts. The initial margin posted in respect of derivative instruments is recorded as restricted cash on the consolidated balance sheets. The daily exchange of variation margin associated with a CCP instrument is legally characterized as the daily settlement of the derivative instrument itself, as opposed to a pledge of collateral. Accordingly, the Company accounts for the daily receipt or payment of variation margin associated with its centrally cleared derivative instruments as a direct reduction to the carrying value of the derivative asset or liability, respectively. The daily receipt or payment is included as a settlement of the derivative in cash flows from investing activities on the consolidated statement of cash flows. The carrying amount of centrally cleared derivative instruments reflected in the Company’s consolidated balance sheets approximates the unsettled fair value of such instruments. As variation margin is exchanged on a one-day lag, the unsettled fair value of such instruments represents the change in fair value that occurred on the last day of the reporting period. To-be-announced securities A to-be-announced security ("TBA") is a forward contract for the purchase or sale of Agency RMBS at a predetermined price, face amount, issuer, coupon and stated maturity on an agreed-upon future date. The specific Agency RMBS delivered into or received from the contract upon the settlement date, published each month by the Securities Industry and Financial Markets Association, are not known at the time of the transaction. The Company may also choose, prior to settlement, to move the settlement of these securities out to a later date by entering into an offsetting short or long position (referred to as a pair off), net settling the paired off positions for cash, simultaneously purchasing or selling a similar TBA contract for a later settlement date. This transaction is commonly referred to as a dollar roll. The Agency RMBS purchased or sold for a forward settlement date are typically priced at a discount to Agency RMBS for settlement in the current month. This difference, or discount, is referred to TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 95

as the price drop. The price drop is the economic equivalent of net interest carry income on the underlying Agency RMBS over the roll period (interest income less implied financing cost) and is commonly referred to as dollar roll income/(loss). Consequently, forward purchases of Agency RMBS and dollar roll transactions represent a form of off-balance sheet financing. Dollar roll income is recognized in the consolidated statement of operations in the "Net unrealized gain/(loss)" or "Net realized gain/(loss)" line items. Forward purchase commitments The Company may enter into forward purchase commitments with counterparties whereby the Company commits to purchasing residential mortgage loans at a particular price. Actual loan purchases are contingent upon successful loan closings. The counterparties deliver the committed loans on either a mandatory basis or best-efforts basis. These commitments to purchase mortgage loans may be classified as derivatives and would be recorded at fair value on the consolidated balance sheets, with corresponding changes in fair value recognized in the consolidated statement of operations. Derivatives with a positive fair value to the Company are reported as assets and derivatives with a negative fair value to the Company are reported as liabilities. Earnings/(Loss) per share In accordance with ASC 260, "Earnings per Share," the Company calculates basic income/(loss) per share by dividing net income/(loss) available to common stockholders for the period by weighted-average shares of the Company’s common stock outstanding for that period. Diluted income per share takes into account the effect of dilutive instruments, such as stock options, warrants, unvested restricted stock and unvested restricted stock units using the average share price for the period in determining the number of incremental shares that are to be added to the weighted-average number of shares outstanding. Potential dilutive shares are excluded from the calculation if they have an anti-dilutive effect in the period. Interest income recognition Interest income on the Company’s loan and securities portfolio is accrued based on the actual coupon rate and the outstanding principal balance of such loans or securities. The Company has elected to record interest in accordance with ASC 835-30-35-2, "Imputation of Interest," using the effective interest method for all loans and securities accounted for under the fair value option in accordance with ASC 825, "Financial Instruments." As such, premiums and discounts are amortized or accreted into interest income over the lives of the loans or securities in accordance with ASC 310-20, "Nonrefundable Fees and Other Costs," ASC 320-10 or ASC 325-40, as applicable. Total interest income is recorded in the "Interest income" line item on the consolidated statement of operations. For Agency RMBS, exclusive of interest-only securities, prepayments of the underlying collateral are estimated on a quarterly basis, which directly affect the speed at which the Company amortizes premiums on its securities. If actual and anticipated cash flows differ from previous estimates, the Company records an adjustment in the current period to the amortization of premiums for the impact of the cumulative change in the effective yield retrospectively through the reporting date. Similarly, the Company also reassesses cash flows on at least a quarterly basis for the remaining loans and real estate securities recorded on its consolidated balance sheets. In estimating these cash flows, there are a number of assumptions made that are uncertain and subject to judgments and assumptions based on subjective and objective factors and contingencies. These include the rate and timing of principal and interest receipts (including assumptions of prepayments, repurchases, defaults and liquidations), the pass-through or coupon rate and interest rate fluctuations. In addition, interest payment shortfalls due to delinquencies on the underlying mortgage loans have to be estimated. Differences between previously estimated cash flows and current actual and anticipated cash flows are recognized prospectively through an adjustment of the yield over the remaining life of the security based on the current amortized cost of the investment. Loans are typically moved to non-accrual status and income recognition is suspended if the loan becomes 90 days or more delinquent. Additionally, when management concludes that full recovery of all interest and principal on a loan or real estate security is doubtful, the Company may stop accruing interest or place the asset on cost recovery status. For assets where the cost recovery method is applied, the receipt of principal or coupon interest is recorded as a reduction to the amortized cost until collection of all contractual components are reasonably assured. TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 96

Realized gains and losses Realized gains or losses on sales of loans, securities, and derivatives are included in the "Net realized gain/(loss)" line item on the consolidated statement of operations. The cost of loans, securities, and derivatives sold is calculated using a first in, first out ("FIFO") basis. Realized gains and losses are recorded in earnings at the time of disposition. Manager compensation The management agreement, as amended, provides for payment to the Manager of a management fee, an incentive fee, and reimbursements of certain expenses incurred by the Manager or its affiliates on behalf of the Company. The management fee, incentive fee, and reimbursements are accrued and expensed during the period for which they are earned or for which the expenses are incurred, respectively. The management fee is included in the "Management fee to affiliate" line item and the reimbursements are included in the "Non-investment related expenses," "Investment related expenses," and "Transaction related expenses" line items on the consolidated statement of operations. For a more detailed discussion on the fees payable under the management agreement, see Note 10. Transaction related expenses The Company incurs transaction related expenses when acquiring or disposing of its investments and prior to or at the time of executing securitizations. In accordance with ASC 825 "Financial Instruments," nonrefundable fees and costs associated with originating or acquiring loans that are carried at fair value shall be recognized in earnings as incurred. Transaction related expenses are accrued and expensed during the period in which they are incurred and are included in the "Transaction related expenses" line item on the consolidated statement of operations. Income taxes The Company conducts its operations to qualify and be taxed as a REIT. Accordingly, the Company generally will not be subject to federal or state corporate income tax to the extent that the Company makes qualifying distributions to its stockholders, and provided that it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the four taxable years following the year in which the Company fails to qualify as a REIT. The dividends paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company’s taxable income/(loss) as opposed to net income/(loss) reported on the Company’s GAAP financial statements. Taxable income/(loss), generally, will differ from net income/(loss) reported on the financial statements because the determination of taxable income/ (loss) is based on tax principles and not financial accounting principles. Cash distributions declared by the Company that do not exceed its current or accumulated earnings and profits will be considered ordinary income to stockholders for income tax purposes unless all or a portion of a distribution is designated by the Company as a capital gain dividend. Distributions in excess of the Company’s current and accumulated earnings and profits will be characterized as return of capital or capital gains. As a REIT, if the Company fails to distribute in any calendar year (subject to specific timing rules for certain dividends paid in January) at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from the prior year, the Company would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (i) the amounts actually distributed and (ii) the amounts of income retained and on which the Company has paid corporate income tax. The Company elected to treat certain domestic subsidiaries as taxable REIT subsidiaries ("TRSs") and may elect to treat other subsidiaries as TRSs. In general, a TRS is utilized to hold assets and engage in activities that the Company cannot hold or engage in directly. Generally, a TRS may engage in any real estate or non-real estate-related business. A domestic TRS may declare dividends to the Company which will be included in the Company’s taxable income/(loss) which may necessitate a distribution to stockholders. Conversely, if the Company retains earnings at the domestic TRS level, no distribution is required and the Company can increase book equity of the consolidated entity. A domestic TRS is subject to U.S. federal, state and local corporate income taxes. TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 97

The Company’s financial results are generally not expected to reflect provisions for current or deferred income taxes, except for any activities conducted through one or more TRSs that are subject to corporate income taxation. The Company believes that it will operate in a manner that will allow it to qualify for taxation as a REIT. As a result of the Company’s expected REIT qualification, it does not generally expect to pay federal or state corporate income tax. Many of the REIT requirements, however, are highly technical and complex. The Company evaluates uncertain income tax positions, if any, in accordance with ASC 740, "Income Taxes." The Company classifies interest and penalties, if any, related to unrecognized tax benefits as a component of provision for income taxes. Dividends on Preferred Stock Holders of the Company’s 8.25% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") and 8.00% Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock") are entitled to receive cumulative cash dividends at a rate of 8.25% and 8.00%, respectively, of the $25.00 per share liquidation preference for each series. From and including the date of original issue to, but not including, September 17, 2024, holders of the Company's 8.000% Series C Fixed-to- Floating Rate Cumulative Redeemable Preferred Stock ("Series C Preferred Stock") were entitled to receive cumulative cash dividends at a rate of 8.000% of the $25.00 per share liquidation preference. On and after September 17, 2024, holders of the Company's Series C Preferred Stock are entitled to receive cumulative cash dividends at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the three-month CME Term SOFR (plus a tenor spread adjustment of 0.26161%) plus a spread of 6.476%. If the Company’s Board of Directors does not declare a dividend in a given period, an accrual is not recorded on the balance sheet. However, undeclared preferred stock dividends are reflected in earnings per share as discussed in ASC 260-10-45-11. Preferred stock dividends that are not declared accumulate and are added to the liquidation preference as of the scheduled payment date for the respective series of the preferred stock. The undeclared and unpaid dividends on the Company’s preferred stock accrue without interest, and if dividends on the Company's preferred stock are in arrears, the Company cannot pay cash dividends with respect to its common stock. Stock-based compensation The Company applies the provisions of ASC 718, "Compensation—Stock Compensation" with regard to its equity incentive plans. ASC 718 covers a wide range of share-based compensation arrangements including stock options, restricted stock plans, performance-based awards, stock appreciation rights and employee stock purchase plans. ASC 718 requires that compensation cost relating to stock-based payment transactions be recognized in the consolidated financial statements. Compensation cost related to restricted common stock and restricted stock units issued by the Company are measured at its estimated fair value at the grant date, and is amortized and expensed over the vesting period on a straight-line basis. Recent accounting pronouncements Income taxes In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures (Topic 740)", which focuses on income tax disclosures around effective tax rates and cash income taxes paid. This standard requires entities to provide additional information about federal, state and foreign income taxes and reconciling items in the rate reconciliation table, and to disclose further disaggregation of income taxes paid (net of refunds received) by federal (national), state and foreign taxes by jurisdiction. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The guidance should be applied prospectively, but entities have the option to apply it retrospectively for each period presented. The Company adopted ASU 2023-09 on a prospective basis during the year ended December 31, 2025. The adoption did not have a material impact on the consolidated financial statements. Expense disaggregation In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220- 40)", and in January 2025, the FASB issued ASU 2025-01, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date". This standard requires public companies to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The new standard, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the potential impact upon adoption, but does not expect the adoption of the new standard to have a material effect on its consolidated financial statements. TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 98

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

3. Loans

Residential mortgage loans

The tables below detail information regarding the Company's residential mortgage loan portfolio by collateral type as of December 31, 2025 and 2024 ($ in thousands). The gross unrealized gains/(losses) in the table below represent inception to date gains/(losses) since acquisition.

				Gross Unrealized			Weighted Average		
December 31, 2025	**Unpaid Principal Balance**	**Premium (Discount)**	**Amortized Cost**	**Gains**	**Losses**	**Fair Value**	**Coupon**	**Yield (1)**	**Life (Years) (2)**
Securitized residential mortgage loans, at fair value (3)									
Non-Agency Loans (4)	$ 7,026,365	$ 59,755	$ 7,086,120	$ 84,870	$(266,118)	$6,904,872	5.87 %	5.74 %	7.30
Home Equity Loans	874,718	61,241	935,959	24,574	—	960,533	9.81 %	7.70 %	5.43
Re- and Non-Performing Loans	155,984	(9,693)	146,291	—	(12,077)	134,214	4.22 %	5.93 %	5.54
Total Securitized residential mortgage loans, at fair value	$ 8,057,067	$ 111,303	$ 8,168,370	$109,444	$(278,195)	$7,999,619	6.27 %	5.97 %	7.07
Residential mortgage loans, at fair value									
Agency-Eligible Loans	$ 20,524	$ 326	$ 20,850	$ 299	$ —	$ 21,149	6.83 %	6.34 %	4.83
Home Equity Loans	135,804	5,913	141,717	663	(41)	142,339	9.07 %	7.77 %	4.83
Non-Agency Loans	36,578	638	37,216	18	(2,126)	35,108	6.14 %	3.62 %	4.17
Re- and Non-Performing Loans	1,140	(696)	444	637	—	1,081	N/A	NM	1.12
Total Residential mortgage loans, at fair value	$ 194,046	$ 6,181	$ 200,227	$ 1,617	$ (2,167)	$ 199,677	8.27 %	7.22 %	4.68
Total as of December 31, 2025	$ 8,251,113	$ 117,484	$ 8,368,597	$111,061	$(280,362)	$8,199,296	6.32 %	6.00 %	7.01

				Gross Unrealized			Weighted Average		
December 31, 2024	**Unpaid Principal Balance**	**Premium (Discount)**	**Amortized Cost**	**Gains**	**Losses**	**Fair Value**	**Coupon**	**Yield (1)**	**Life (Years) (2)**
Securitized residential mortgage loans, at fair value (3)									
Non-Agency Loans (4)	$ 6,382,814	$ 5,817	$ 6,388,631	$ 28,767	$(372,801)	$6,044,597	5.59 %	5.68 %	8.12
Re- and Non-Performing Loans	182,501	(11,515)	170,986	—	(17,905)	153,081	3.43 %	6.55 %	5.53
Total Securitized residential mortgage loans, at fair value	$ 6,565,315	$ (5,698)	$ 6,559,617	$ 28,767	$(390,706)	$6,197,678	5.53 %	5.70 %	8.05
Residential mortgage loans, at fair value									
Agency-Eligible Loans	$ 101,570	$ 908	$ 102,478	$ 31	$ (364)	$ 102,145	6.89 %	6.58 %	4.95
Home Equity Loans	99,863	1,625	101,488	2,509	(33)	103,964	10.35 %	9.89 %	4.30
Non-Agency Loans	13,098	(273)	12,825	101	(647)	12,279	7.54 %	4.72 %	3.76
Re- and Non-Performing Loans	2,016	(1,168)	848	981	—	1,829	N/A	103.24 %	1.37
Total Residential mortgage loans, at fair value	$ 216,547	$ 1,092	$ 217,639	$ 3,622	$ (1,044)	$ 220,217	8.54 %	8.39 %	4.54
Total as of December 31, 2024	$ 6,781,862	$ (4,606)	$ 6,777,256	$ 32,389	$(391,750)	$6,417,895	5.62%	5.79%	7.93

NM - Not Meaningful

(1) The weighted average yields are calculated based on the amortized cost of the underlying loans.

(2) This is based on projected life. Typically, actual maturities are shorter than stated contractual maturities. Maturities are affected by the lives of the underlying mortgage loans, periodic payments of principal, and prepayments of principal.

(3) Refer to the "Variable interest entities" section below for additional details related to the assets and liabilities of VIEs consolidated on the Company's consolidated balance sheets.

(4) Securitized Non-Agency Loans include loans that were considered to be Agency-Eligible prior to the Company's securitization.

99

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

The following tables present information regarding the delinquency status of the Company's residential mortgage loans ($ in thousands).

December 31, 2025	Unpaid Principal Balance	Loan Count (1)	Aging by Unpaid Principal Balance (1) Current	30-59 Days	60-89 Days	90+ Days (2)
Securitized residential mortgage loans						
Non-Agency Loans	$ 7,026,365	18,430	$ 6,833,324	$ 76,326	$ 32,323	$ 84,392
Home Equity Loans	874,718	10,599	869,432	2,963	489	1,834
Re- and Non-Performing Loans	155,984	1,073	123,901	14,730	5,247	12,106
Total Securitized residential mortgage loans	$ 8,057,067	30,102	$ 7,826,657	$ 94,019	$ 38,059	$ 98,332
Residential mortgage loans						
Agency-Eligible Loans	$ 20,524	38	$ 19,825	$ 699	$ —	$ —
Home Equity Loans	135,804	1,368	135,773	—	—	31
Non-Agency Loans	36,578	53	16,468	1,444	1,112	17,554
Re- and Non-Performing Loans (1)	1,140	N/A	N/A	N/A	N/A	N/A
Total Residential mortgage loans	$ 194,046	1,459	$ 172,066	$ 2,143	$ 1,112	$ 17,585
Total as of December 31, 2025	$ 8,251,113	31,561	$ 7,998,723	$ 96,162	$ 39,171	$ 115,917

December 31, 2024	Unpaid Principal Balance	Loan Count (1)	Aging by Unpaid Principal Balance (1) Current	30-59 Days	60-89 Days	90+ Days (2)
Securitized residential mortgage loans						
Non-Agency Loans	$ 6,382,814	16,087	$ 6,183,680	$ 86,606	$ 33,793	$ 78,735
Re- and Non-Performing Loans	182,501	1,259	132,477	14,114	3,702	32,208
Total Securitized residential mortgage loans	$ 6,565,315	17,346	$ 6,316,157	$ 100,720	$ 37,495	$ 110,943
Residential mortgage loans						
Agency-Eligible Loans	$ 101,570	214	$ 101,062	$ 508	$ —	$ —
Home Equity Loans	99,863	1,292	99,838	25	—	—
Non-Agency Loans	13,098	24	4,967	1,275	1,162	5,694
Re- and Non-Performing Loans (1)	2,016	N/A	N/A	N/A	N/A	N/A
Total Residential mortgage loans	$ 216,547	1,530	$ 205,867	$ 1,808	$ 1,162	$ 5,694
Total as of December 31, 2024	$ 6,781,862	18,876	$ 6,522,024	$ 102,528	$ 38,657	$ 116,637

(1) Loan count and aging data exclude the Re- and Non-Performing Loans subcategory of Residential mortgage loans above as there may be limited data available regarding the underlying collateral of these residual positions.

(2) Represents loans that either have a delinquency status greater than 90 days or are in the process of foreclosure. As of December 31, 2025, the $115.9 million of unpaid principal balance included securitized residential mortgage loans and residential mortgage loans that were 90+ days delinquent with a fair value of $54.0 million and loans in the process of foreclosure with a fair value of $57.1 million. As of December 31, 2024, the $116.6 million of unpaid principal balance included securitized residential mortgage loans and residential mortgage loans that were 90+ days delinquent with a fair value of $51.9 million and loans in the process of foreclosure with a fair value of $57.9 million.

As of December 31, 2025 and 2024, 6.4% and 9.6%, respectively, of the unpaid principal balance of the Company's securitized residential mortgage loans and residential mortgage loans were adjustable rate mortgages.

During the years ended December 31, 2025 and 2024, the Company purchased residential mortgage loans as detailed below (in thousands).

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Unpaid Principal Balance	Fair Value (1)	Unpaid Principal Balance	Fair Value (1)
Agency-Eligible Loans	$ 1,830,446	$ 1,879,658	$ 1,407,588	$ 1,432,492
Home Equity Loans	1,078,861	1,154,081	281,374	288,885
Non-Agency Loans	—	—	23,506	23,796
Total	$ 2,909,307	$ 3,033,739	$ 1,712,468	$ 1,745,173

(1) Fair value represents purchase price at acquisition.

100

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

During the years ended December 31, 2025 and 2024, the Company sold residential mortgage loans as detailed below ($ in thousands).

	Year Ended December 31, 2025				Year Ended December 31, 2024			
	Number of Loans	Proceeds	Realized Gains	Realized Losses	Number of Loans	Proceeds	Realized Gains	Realized Losses
Agency-Eligible Loans	88	$ 37,333	$ 238	$ (219)	190	$ 73,614	$ 356	$ (276)
Home Equity Loans	899	72,841	301	(7)	2,389	184,595	3,719	—
Non-Agency Loans (1)	623	287,892	3,457	(6,751)	160	86,349	1,274	(137)
Re- and Non-Performing Loans	88	9,092	832	(1,149)	74	13,493	1,427	(271)
Total	1,698	$ 407,158	$ 4,828	$ (8,126)	2,813	$ 358,051	$ 6,776	$ (684)

(1) During the fourth quarter 2025, the Company exercised its optional redemption right on one of its 2022 vintage securitizations and sold certain loans for proceeds of $276.6 million.

The Company's residential mortgage loan portfolio consists of mortgage loans on residential real estate located throughout the United States. The following is a summary of the geographic concentration of credit risk as of December 31, 2025 and 2024 and includes states where the exposure is greater than 5% of the fair value of the Company's residential mortgage loan portfolio.

Geographic Concentration of Credit Risk (1)	December 31, 2025	December 31, 2024
California	30 %	35 %
Florida	10 %	11 %
New York	8 %	11 %
Texas	6 %	6 %
New Jersey	4 %	5 %

(1) Excludes the Re- and Non-Performing Loans subcategory of Residential mortgage loans above as there may be limited data available regarding the underlying collateral of these residual positions.

Variable interest entities

The Company entered into securitization transactions collateralized by its Non-Agency Loans/Agency-Eligible Loans, Home Equity Loans, and re- and non-performing loans, of which the securitization trusts are considered VIEs. The Company was determined to be the primary beneficiary of the VIEs and, as a result, consolidated the assets and liabilities of the VIEs on its consolidated balance sheets. In a securitization transaction, a pool of loans is transferred to a wholly-owned subsidiary of the Company and the loans are deposited into a newly created securitization trust. The securitization trust issues various classes of mortgage pass-through certificates backed by the cash flows from the underlying residential mortgage loans (the "Certificates"). As the sponsor of the securitization, the Company retains certain Certificates issued by the securitization trusts in order to satisfy risk retention rules, which generally require the sponsor to retain at least 5% of the fair value of the Certificates issued in the securitization. The Company's continuing involvement in these securitization trusts represents its retained Certificates and the ability to purchase all of the outstanding Certificates upon the occurrence of certain events through an optional redemption right held by the Company. The Company has also engaged a related party of the Manager and subsidiary of TPG to act as the servicing administrator of certain securitization trusts.

101

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

The following table details the carrying value related to the assets and liabilities of the Company's consolidated VIEs as of December 31, 2025 and 2024 (in thousands).

	Non-Agency VIEs		Home Equity VIEs (1)	RPL/NPL VIEs	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024
Assets					
Securitized residential mortgage loans, at fair value (2)	$ 6,904,872	$ 6,044,597	$ 960,533	$ 134,214	$ 153,081
Restricted Cash	—	—	1,055	12	10
Other assets	37,711	30,922	8,128	5,517	2,064
Total Assets	$ 6,942,583	$ 6,075,519	$ 969,716	$ 139,743	$ 155,155
Liabilities					
Securitized debt, at fair value (2) (3)	$ 6,265,540	$ 5,391,413	$ 817,889	$ 94,494	$ 100,554
Other liabilities	26,129	22,185	4,497	274	298
Total Liabilities	$ 6,291,669	$ 5,413,598	$ 822,386	$ 94,768	$ 100,852
Total Equity (4)	$ 650,914	$ 661,921	$ 147,330	$ 44,975	$ 54,303

(1) As of December 31, 2024, the Company did not hold any assets or liabilities in Home Equity VIEs.

(2) Securitized residential mortgage loans in Non-Agency VIEs include loans that were considered to be Agency-Eligible prior to the Company's securitization.

(3) The holders of the securitized debt have no recourse to the general credit of the Company. The Company generally has no obligation to provide any other explicit or implicit support to the VIEs. Refer to Note 12 for commitments related to the undrawn portion of a borrowers' home equity line of credit for which the Company may be required to fund.

(4) The Company had outstanding financing arrangements collateralized by the Company's retained interests in its VIEs. Refer to Note 6 for additional information.

102

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Legacy WMC Commercial loans

The tables below detail information regarding the Company's Legacy WMC Commercial loan portfolio as of December 31, 2025 and 2024 ($ in thousands). The gross unrealized gains/(losses) in the table below represent inception to date gains/(losses) since acquisition.

December 31, 2025				Gross Unrealized			Weighted Average					
Loan (1)(2)	Unpaid Principal Balance	Premium / (Discount)	Amortized Cost	Gains	Losses	Fair Value	Coupon	Yield (3)	Life (Years) (3)	Maturity Date (3)	LTV (4)	Location
Loan A (5)	$ 7,259	$ (29)	$ 7,230	$ —	$ (684)	$ 6,546	7.98 %	— %	N/A	N/A	61.63 %	IL, FL
Loan B (5)	13,206	(52)	13,154	—	(1,244)	11,910	7.98 %	— %	N/A	N/A	75.33 %	CA
Loan C (5)	24,535	(99)	24,436	—	(2,310)	22,126	7.98 %	— %	N/A	N/A	77.22 %	NY
Loan D (6)	22,204	(611)	21,593	—	(6,799)	14,794	7.16 %	— %	N/A	N/A	42.50 %	CT
Total	$ 67,204	$ (791)	$ 66,413	$ —	$(11,037)	$55,376	7.71 %	— %	N/A		65.69 %	

December 31, 2024				Gross Unrealized			Weighted Average					
Loan (1)(2)	Unpaid Principal Balance	Premium / (Discount)	Amortized Cost	Gains	Losses	Fair Value	Coupon	Yield (7)	Life (Years) (8)	Maturity Date (9)	LTV (4)	Location
Loan A (5)	$ 7,259	$ (64)	$ 7,195	$ 41	$ —	$ 7,236	8.71 %	10.69 %	0.42	5/6/2025	61.63 %	IL, FL
Loan B (5)	13,206	(116)	13,090	74	—	13,164	8.71 %	10.69 %	0.42	5/6/2025	75.33 %	CA
Loan C (5)	24,535	(215)	24,320	137	—	24,457	8.71 %	10.69 %	0.42	5/6/2025	77.22 %	NY
Loan D (6)	22,204	(168)	22,036	112	—	22,148	7.89 %	8.73 %	0.68	8/6/2025	42.50 %	CT
Total	$ 67,204	$ (563)	$ 66,641	$ 364	$ —	$67,005	8.44 %	10.04 %	0.50		63.69 %	

(1) The Company has the contractual right to receive a balloon payment for each loan.
(2) Each commercial loan investment is a first mortgage loan.
(3) The borrowers for the Company's Legacy WMC Commercial Loans are in maturity default as of December 31, 2025. See footnotes 5 and 6 for further details related to each loan. Due to these defaults, the lender on the Company's financing arrangements is permitted to request full repayment of the debt with respect to such assets. The Company does not currently expect the lender to require repayment of the related outstanding financing arrangements prior to its scheduled maturity in March 2026.
(4) Represents the LTV at acquisition of WMC. The total LTV on commercial loans is presented based on fair value.
(5) Loans A, B, and C have a floating rate coupon equal to 4.20% plus one-month SOFR and are collateralized by hotels. During the second quarter 2025, these loans entered maturity default and were placed on non-accrual. Following a period of forbearance, the lender parties and the borrower are pursuing a consensual sale of the hotels, which may include transferring title of all or certain of the properties to the lender parties via a deed-in-lieu of foreclosure to facilitate the sale. The Company currently expects the sales process to be completed in the first half of 2026, however there are no assurances that sales can be completed within the time anticipated or at all.
(6) Loan D has a floating rate coupon equal to 3.38% plus one-month SOFR and is collateralized by a retail property. During the third quarter 2025, the loan entered maturity default. The property is generating positive cash flow and, as of the date of this report, the Company has continued to receive interest payments from the property's cash flows. The lender parties are currently evaluating with the borrower a deed-in-lieu of foreclosure and/or a consensual sale of the property through a national commercial real estate sales advisor.
(7) The weighted average yields are calculated based on the amortized cost of the underlying loans.
(8) Actual maturities of commercial loans may be shorter or longer than stated contractual maturities. Maturities are affected by prepayments of principal.
(9) Represents maturity date of the last possible extension option.

103

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

4. Real Estate Securities

The following tables detail the Company's real estate securities portfolio by collateral type as of December 31, 2025 and 2024 ($ in thousands). The Company's real estate securities include its interest in VIEs in which the Company has concluded that it is not the primary beneficiary and, as a result, did not consolidate the VIEs. The gross unrealized gains/(losses) in the tables below represent inception to date unrealized gains/(losses) since acquisition.

				Gross Unrealized			Weighted Average		
December 31, 2025	**Current Face (1)**	**Premium / (Discount) (1)**	**Amortized Cost**	**Gains**	**Losses**	**Fair Value (2)**	**Coupon (3)**	**Yield (4)**	**Life (Years) (5)**
Non-Agency RMBS									
Non-QM Loans (6)	$ 48,814	$ (2,160)	$ 48,526	$ 816	$ (2,379)	$ 46,963	3.11 %	6.66 %	3.57
Agency-Eligible Loans (7)	44,491	(2,656)	42,439	1,841	(117)	44,163	3.57 %	7.41 %	6.74
Home Equity Loans (7)	84,647	(2,018)	99,617	7,514	(189)	106,942	5.55 %	10.47 %	5.51
Prime Jumbo Loans	4,256	(1,616)	2,640	673	—	3,313	4.49 %	8.82 %	18.36
Total Non-Agency RMBS	182,208	(8,450)	193,222	10,844	(2,685)	201,381	4.09 %	8.82 %	5.39
Legacy WMC CMBS (8)	82,962	(37,015)	45,947	5,814	(9,196)	42,565	5.95 %	15.30 %	1.73
Agency RMBS Interest Only	N/A	N/A	16,630	249	(521)	16,358	4.57 %	7.30 %	5.17
Total as of December 31, 2025	$ 265,170	$ (45,465)	$ 255,799	$ 16,907	$ (12,402)	$ 260,304	4.55 %	9.89 %	4.93

				Gross Unrealized			Weighted Average		
December 31, 2024	**Current Face (1)**	**Premium/ (Discount) (1)**	**Amortized Cost**	**Gains**	**Losses**	**Fair Value (2)**	**Coupon (3)**	**Yield (4)**	**Life (Years) (5)**
Non-Agency RMBS									
Non-QM Loans (6)	$ 49,516	$ (2,772)	$ 49,015	$ 1,678	$ (5,544)	$ 45,149	2.83 %	7.65 %	4.62
Agency-Eligible Loans (7)	51,861	(3,062)	49,488	1,555	(148)	50,895	3.45 %	7.47 %	6.91
Home Equity Loans	15,526	640	26,076	1,445	(491)	27,030	3.40 %	16.36 %	5.26
Prime Jumbo Loans	6,415	(2,701)	3,879	632	(6)	4,505	0.97 %	9.41 %	7.95
Total Non-Agency RMBS	123,318	(7,895)	128,458	5,310	(6,189)	127,579	3.08 %	9.40 %	5.65
Legacy WMC CMBS (8)	100,896	(41,879)	59,017	2,577	(8,809)	52,785	5.13 %	16.74 %	1.77
Agency RMBS Interest Only	N/A	N/A	20,517	908	(429)	20,996	4.32 %	10.35 %	6.55
Total as of December 31, 2024	$ 224,214	$ (49,774)	$ 207,992	$ 8,795	$ (15,427)	$ 201,360	3.62 %	11.58 %	5.20

(1) Current Face and Premium/(Discount) exclude Interest Only securities, which have no principal balances and bear interest based on a notional value. The notional value is used solely to determine interest distributions on the interest only classes of securities. As of December 31, 2025, the notional balance of the Non-QM Loans, Agency-Eligible Loans, Home Equity Loans, and Agency RMBS Interest Only line items were $66.3 million, $40.4 million, $249.1 million, and $85.0 million, respectively. As of December 31, 2024, the notional value of the Non-QM Loans, Agency-Eligible Loans, Home Equity Loans, Prime Jumbo Loans and Agency RMBS Interest Only line items were $85.6 million, $50.4 million, $163.3 million, $28.3 million, and $107.2 million, respectively.

(2) The fair value of the securities held in unconsolidated VIEs represents the Company's maximum loss exposure in unconsolidated VIEs. The Company generally has no obligation to provide any other explicit or implicit support to unconsolidated VIEs. Refer to Note 12 for commitments related to the undrawn portion of a borrowers' home equity line of credit for which the Company may be required to fund.

(3) Equity residual investments with a zero coupon rate are excluded from this calculation.

(4) The weighted average yields are calculated based on the amortized cost of the underlying securities.

(5) Actual maturities may be shorter or longer than stated contractual maturities. Maturities are affected by prepayments of principal.

(6) Certain Non-Agency RMBS include securities issued under Gold Creek Asset Trust ("GCAT"), which is the TPG securitization shelf under which the Company or private funds under the management of TPG securitize loans. These securities were retained from rated Non-QM Loan securitizations the Company participated in alongside private funds managed by TPG. The Company's interest in the retained tranches represents its continuing involvement in these securitization trusts. As of December 31, 2025 and 2024, the Company's Non-QM Loans includes $42.4 million and $40.3 million of retained securities from these transactions, respectively.

(7) For certain Non-Agency RMBS, the Company acted as a co-sponsor alongside an unrelated third party of rated securitizations. As the co-sponsor, the Company retained an "eligible vertical interest" to comply with risk retention rules which consists of at least 5% of each class of securities issued in the securitizations and represents the Company's continuing involvement in these securitization trusts. The remaining tranches were sold to third parties and certain private funds managed by TPG or its affiliates, or were retained by the Company. As of December 31, 2025 and 2024, the Company's Agency-Eligible Loans includes $42.2 million and $48.2 million of retained securities from these transactions, respectively. As of December 31, 2025, the Company's Home Equity Loans includes $78.7 million of retained securities from these transactions.

(8) As of December 31, 2025 and 2024, there are Legacy WMC CMBS with an unpaid principal balance of $23.5 million and $23.5 million, respectively, and a fair value of $6.3 million and $6.0 million, respectively, which are on non-accrual or cost recovery status.

104

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

The following tables summarize the Company's real estate securities according to their projected weighted average life classifications as of December 31, 2025 and 2024 (in thousands).

December 31, 2025	**Non-Agency RMBS**		**Legacy WMC CMBS**		**Agency RMBS**	
Weighted Average Life (1)	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**
Less than or equal to one year	$ —	$ —	$ 4,921	$ 8,589	$ —	$ —
Greater than one year and less than or equal to five years	98,432	96,270	37,644	37,358	838	600
Greater than five years and less than or equal to ten years	80,653	75,378	—	—	15,520	16,030
Greater than ten years	22,296	21,574	—	—	—	—
Total as of December 31, 2025	$ 201,381	$ 193,222	$ 42,565	$ 45,947	$ 16,358	$ 16,630

December 31, 2024	**Non-Agency RMBS**		**Legacy WMC CMBS**		**Agency RMBS**	
Weighted Average Life (1)	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**
Less than or equal to one year	$ 2,983	$ 2,901	$ 14,731	$ 14,945	$ —	$ —
Greater than one year and less than or equal to five years	16,277	13,197	38,054	44,071	676	667
Greater than five years and less than or equal to ten years	71,588	75,990	—	—	20,320	19,850
Greater than ten years	36,731	36,370	—	—	—	—
Total as of December 31, 2024	$ 127,579	$ 128,458	$ 52,785	$ 59,016	$ 20,996	$ 20,517

(1) This is based on projected life. Typically, actual maturities are shorter than stated contractual maturities. Maturities are affected by the contractual lives of the underlying mortgages, periodic payments of principal and prepayments of principal.

The Company sold real estate securities during the years ended December 31, 2025 and 2024, as detailed below ($ in thousands).

	Year Ended December 31, 2025				**Year Ended December 31, 2024**			
	Number of Securities	**Proceeds**	**Realized Gains**	**Realized Losses**	**Number of Securities**	**Proceeds**	**Realized Gains**	**Realized Losses**
Agency RMBS	1	$ 1,894	$ 241	$ —	6	$ 543,172	$ 10,172	$ —
Non-Agency RMBS	4	2,987	452	—	16	61,679	3,352	(569)
CMBS	1	1,959	—	(144)	1	1,531	—	(62)
Other Securities	—	—	—	—	1	763	—	(227)
Total	6	$ 6,840	$ 693	$ (144)	24	$ 607,145	$ 13,524	$ (858)

105

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

5. Fair value measurements

The fair value of the Company's financial instruments is determined in accordance with the provisions of ASC 820, "Fair Value Measurements and Disclosures." When possible, the Company determines fair value using third-party data sources. ASC 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets. Level 2 inputs are observable inputs other than quoted prices and may include quoted prices for similar assets and liabilities in active markets. Level 3 inputs are significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used and reflect the Company's assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available. In certain cases, inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, the level at which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The following tables present the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2025 and 2024 (in thousands).

	Fair Value as of December 31, 2025				Fair Value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Securitized residential mortgage loans	$ —	$ —	$ 7,999,619	$ 7,999,619	$ —	$ —	$ 6,197,678	$ 6,197,678
Residential mortgage loans	—	1,081	198,596	199,677	—	1,829	218,388	220,217
Legacy WMC Commercial loans	—	—	55,376	55,376	—	—	67,005	67,005
Non-Agency RMBS	—	9,835	191,546	201,381	—	12,046	115,533	127,579
Legacy WMC CMBS	—	42,565	—	42,565	—	52,785	—	52,785
Agency RMBS	—	16,358	—	16,358	—	20,996	—	20,996
Derivative assets (1)	—	5,395	—	5,395	—	11,414	204	11,618
Cash equivalents (2)	55,979	—	—	55,979	117,979	—	—	117,979
AG Arc (3)	—	—	50,016	50,016	—	—	30,778	30,778
Total Assets Measured at Fair Value	$ 55,979	$ 75,234	$ 8,495,153	$ 8,626,366	$ 117,979	$ 99,070	$ 6,629,586	$ 6,846,635
Liabilities:								
Securitized debt	$ —	$ —	$(7,177,923)	$(7,177,923)	$ —	$ —	$(5,491,967)	$(5,491,967)
Derivative liabilities (1)	—	(1,169)	—	(1,169)	—	(38)	(336)	(374)
Total Liabilities Measured at Fair Value	$ —	$ (1,169)	$(7,177,923)	$(7,179,092)	$ —	$ (38)	$(5,492,303)	$(5,492,341)

(1) As of December 31, 2025, the Company applied a reduction in fair value of $5.3 million and $1.2 million to its interest rate swap assets and liabilities, respectively, related to variation margin with a corresponding increase or decrease in restricted cash. As of December 31, 2024, the Company applied a reduction in fair value of $11.4 million and $35.0 thousand to its interest rate swap assets and liabilities, respectively, related to variation margin with a corresponding increase or decrease in restricted cash, net of collateral posted by the Company's derivative counterparties. Derivative assets and liabilities are included in the "Other assets" and "Other liabilities" line items on the consolidated balance sheets, respectively.

(2) The Company classifies highly liquid investments with original maturities of three months or less from the date of purchase as cash equivalents. Cash equivalents may include cash invested in money market funds and are carried at cost, which approximates fair value.

(3) The table above includes the Company's investment in AG Arc, which is included in its "Investments in debt and equity of affiliates" line item on the consolidated balance sheets, as the Company has elected the fair value option with respect to its investment pursuant to ASC 825.

106

The valuation of certain of the Company’s assets and liabilities, including residential mortgage loans, securitized debt, commercial loans, certain securities, loan purchase commitments and forward purchase commitments, is determined by the Manager using third- party pricing services where available, valuation analyses from third-party pricing service providers, or model-based pricing. Third- party pricing service providers conduct independent valuation analyses based on a review of source documents, available market data, and comparable investments. The analyses provided by valuation service providers are reviewed and considered by the Manager. The evaluation considers the underlying characteristics of each loan, which are observable inputs, including: coupon, maturity date, loan age, reset date, collateral type, periodic and life cap, geography, and historical prepayment speeds. The Company also considers loan servicing data, as available, forward interest rates, general economic conditions, home price index forecasts, and valuations of the underlying properties. The variables considered most significant to the determination of the fair value of these assets and liabilities include market-implied discount rates, projections of default rates, delinquency rates, prepayment rates, loss severity, recovery rates, reperformance rates, timeline to liquidation, and, for forward purchase commitments, pull-through rates. The Company and third-party pricing service providers use loan level data and macro-economic inputs to generate loss adjusted cash flows and other information in determining the fair value. Because of the inherent uncertainty of such valuation, the fair value established for these assets and liabilities held by the Company may differ from the fair value that would have been established if a ready market existed for these mortgage loans. Fair values for the Company’s securities and derivatives may be based upon prices obtained from third-party pricing services or broker quotations. The valuation methodology of the Company’s third-party pricing services incorporates commonly used market pricing methods, including a spread measurement to various indices, which are observable inputs. The evaluation also considers the underlying characteristics of each investment, which are also observable inputs, including: coupon, maturity date, loan age, reset date, collateral type, periodic and life cap, geography, and prepayment speeds. The Company collects and considers current market intelligence on all major markets, including benchmark security evaluations and bid-lists from various sources, when available. As part of the Company’s risk management process, the Company reviews and analyzes all prices obtained by comparing prices to recently completed transactions involving the same or similar investments on or near the reporting date. If, in the opinion of the Manager, one or more prices reported to the Company are not reliable or unavailable, the Manager reviews the fair value based on characteristics of the investment it receives from the issuer and available market information. The Company's investment in Arc Home is evaluated on a periodic basis using a market approach. In applying the market approach, fair value is determined by multiplying Arc Home's book value by a relevant valuation multiple observed based on a range of comparable public entities or transactions, adjusted by management as appropriate for differences between the investment and the referenced comparables. The evaluation also considers the underlying financial performance of Arc Home, general economic conditions, and relevant trends within the mortgage banking industry. Changes in the market environment and other events that may occur over the life of these investments may cause the gains or losses ultimately realized to be different than the valuations currently estimated. The significant unobservable inputs used in the fair value measurement of the Company’s loans and securities are yields, prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates. The significant unobservable input used in the fair value measurement of the Company’s investment in Arc Home is the book value multiple. Significant increases (decreases) in the multiple applied would result in a significantly higher (lower) fair value measurement. The Company did not have any transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the years ended December 31, 2025 and 2024. The Company did not have any transfers of assets or liabilities between Levels 1 or 2 and Level 3 of the fair value hierarchy during the year ended December 31, 2025. The Company transferred $1.6 million of residential mortgage loans and $5.8 million of CMBS from Level 3 to Level 2 of the fair value hierarchy during the year ended December 31, 2024. Transfers into the Level 3 category of the fair value hierarchy occur due to instruments exhibiting indications of reduced levels of market transparency. Transfers out of the Level 3 category of the fair value hierarchy occur due to instruments exhibiting indications of increased levels of market transparency. Indications of increases or decreases in levels of market transparency include a change in observable transactions or executable quotes involving these instruments or similar instruments. Changes in these indications could impact price transparency, and thereby cause a change in level designations in future periods. TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 107

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

The following tables present additional information about the Company's assets and liabilities which are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value (in thousands).

Year Ended December 31, 2025

	Residential Mortgage Loans (1)	Legacy WMC Commercial Loans	Non-Agency RMBS	Other Assets (2)	AG Arc	Securitized Debt	Other Liabilities (2)
Beginning balance	$ 6,416,066	$ 67,005	$ 115,533	$ 204	$ 30,778	$ (5,491,967)	$ (336)
Purchases	3,032,638	—	80,731	—	15,330	—	—
Issuances of Securitized Debt	—	—	—	—	—	(2,735,729)	—
Capital distributions	—	—	—	—	(628)	—	—
Proceeds from sales or settlements	(407,158)	—	—	(1,098)	—	—	1,190
Principal repayments	(1,039,354)	—	(10,668)	—	—	1,236,013	—
Principal funding	17,691	—	—	—	—	—	—
Included in net income:							
Net premium and discount amortization (3)	2,459	(229)	(2,835)	—	—	(23,561)	—
Net realized gain/(loss)	(4,785)	—	—	1,098	—	—	(1,190)
Net unrealized gain/(loss)	190,386	(11,400)	8,785	(204)	—	(162,679)	336
Equity in earnings/(loss) from affiliates	—	—	—	—	4,536	—	—
Other (4)	(9,728)	—	—	—	—	—	—
Ending Balance	$ 8,198,215	$ 55,376	$ 191,546	$ —	$ 50,016	$ (7,177,923)	$ —
Change in unrealized appreciation/(depreciation) for level 3 assets/liabilities still held as of December 31, 2025:							
Net premium and discount amortization (3)	2,838	(229)	(2,835)	—	—	(22,448)	—
Net unrealized gain/(loss)	185,549	(11,400)	8,785	—	—	(162,333)	—
Equity in earnings/(loss) from affiliates	—	—	—	—	4,536	—	—

Year Ended December 31, 2024

	Residential Mortgage Loans (1)	Legacy WMC Commercial Loans	Non-Agency RMBS	Legacy WMC CMBS	Legacy WMC Other Securities	Other Assets (2)	AG Arc	Securitized Debt	Other Liabilities (2)
Beginning balance	$ 5,675,135	$ 66,303	$ 37,533	$ 5,796	$ 1,156	$ 1,172	$ 33,574	$ (4,711,623)	$ (7)
Transfers (5):									
Transfers out of level 3	(1,629)	—	—	(5,796)	—	—	—	—	—
Purchases	1,746,012	—	95,395	—	—	—	—	—	—
Issuances of Securitized Debt	—	—	—	—	—	—	—	(1,372,097)	—
Capital distributions	—	—	—	—	—	—	(5,042)	—	—
Proceeds from sales or settlements	(355,229)	—	(20,289)	—	(762)	(2,739)	—	—	1,379
Principal repayments	(710,639)	—	(1,847)	—	—	—	—	657,092	—
Principal funding	2,070	—	—	—	—	—	—	—	—
Included in net income:									
Net premium and discount amortization (3)	14,839	434	17	—	(185)	—	—	(30,310)	—
Net realized gain/(loss)	6,352	—	(87)	—	(227)	2,739	—	—	(1,379)
Net unrealized gain/(loss)	42,253	268	4,811	—	18	(968)	—	(35,029)	(329)
Equity in earnings/(loss) from affiliates	—	—	—	—	—	—	2,246	—	—
Other (4)	(3,098)	—	—	—	—	—	—	—	—
Ending Balance	$ 6,416,066	$ 67,005	$ 115,533	$ —	$ —	$ 204	$ 30,778	$ (5,491,967)	$ (336)
Change in unrealized appreciation/(depreciation) for level 3 assets/liabilities still held as of December 31, 2024:									
Net premium and discount amortization (3)	14,753	434	17	—	—	—	—	(30,310)	—
Net unrealized gain/(loss)	41,011	268	4,811	—	—	204	—	(35,029)	(336)
Equity in earnings/(loss) from affiliates	—	—	—	—	—	—	2,246	—	—

(1) Includes Securitized residential mortgage loans.
(2) Other assets and Other liabilities include derivative forward purchase commitments and loan purchase commitments, if applicable.
(3) Included in the "Interest income" and "Interest expense" line items on the consolidated statement of operations for assets and liabilities, respectively.
(4) Includes transfers of residential mortgage loans to real estate owned as well as activity related to advances.
(5) Transfers are assumed to occur at the beginning of the period.

108

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

The following table presents a summary of quantitative information about the significant unobservable inputs used in the fair value measurement of investments for which the Company has utilized Level 3 inputs to determine fair value as of December 31, 2025 and 2024 ($ in thousands).

		December 31, 2025		December 31, 2024	
Valuation Technique	**Unobservable Input**	**Fair Value**	**Range (Weighted Average) (1)**	**Fair Value**	**Range (Weighted Average) (1)**
Securitized Residential Mortgage Loans					
	Yield		5.13% - 18.10% (5.78%)		5.75% - 11.18% (6.26%)
Discounted Cash Flow	Projected Collateral Prepayments	$ 7,999,619	4.92% - 22.00% (10.09%)	$ 6,197,678	4.95% - 14.48% (8.87%)
	Projected Collateral Losses		0.00% - 1.77% (0.09%)		0.00% - 2.02% (0.08%)
	Projected Collateral Severities (2)		10.00% - 100.00% (28.23%)		10.00% - 26.00% (19.51%)
Residential Mortgage Loans					
	Yield		5.39% - 11.61% (7.08%)		6.44% - 15.63% (7.76%)
Discounted Cash Flow	Projected Collateral Prepayments	$ 198,596	1.98% - 33.46% (16.06%)	$ 218,388	1.29% - 32.03% (17.65%)
	Projected Collateral Losses		0.00% - 18.29% (1.47%)		0.00% - 26.56% (1.00%)
	Projected Collateral Severities (2)		4.43% - 100.00% (17.79%)		4.45% - 25.00% (17.27%)
Legacy WMC Commercial Loans					
	Yield		5.95% - 6.95% (6.68%)		8.06% - 9.63% (9.11%)
Discounted Cash Flow	Credit Spread	$ 55,376	231 bps - 325 bps (300 bps)	$ 67,005	377 bps - 512 bps (467 bps)
	Recovery Percentage (3)		68.33% - 93.29% (86.62%)		100.00% - 100.00% (100.00%)
Non-Agency RMBS					
	Yield		4.83% - 20.00% (7.56%)		5.86% - 25.00% (7.90%)
Discounted Cash Flow	Projected Collateral Prepayments	$ 191,546	7.55% - 15.23% (11.23%)	$ 115,533	7.37% - 14.50% (11.46%)
	Projected Collateral Losses		0.00% - 0.38% (0.06%)		0.00% - 0.18% (0.04%)
	Projected Collateral Severities		10.00% - 100.00% (56.87%)		10.00% - 25.00% (18.17%)
Other Assets (4)					
	Yield		N/A		6.59% - 7.70% (6.72%)
Discounted Cash Flow	Projected Collateral Prepayments	$ —	N/A	$ 204	11.52% - 25.78% (19.09%)
	Projected Collateral Losses		N/A		0.02% - 2.73% (0.71%)
	Projected Collateral Severities		N/A		10.00% - 10.00% (10.00%)
	Pull Through Percentages		N/A		65.00% - 100.00% (89.33%)
AG Arc					
Comparable Multiple	Book Value Multiple	$ 50,016	1.025x - 1.025x (1.025x)	$ 30,778	0.95x - 0.95x (0.95x)
Securitized Debt					
	Yield		4.37% - 30.00% (5.42%)		5.11% - 25.00% (5.86%)
Discounted Cash Flow	Projected Collateral Prepayments	$(7,177,923)	4.92% - 22.00% (10.09%)	$(5,491,967)	4.95% - 14.48% (8.85%)
	Projected Collateral Losses		0.00% - 0.50% (0.08%)		0.00% - 0.50% (0.07%)
	Projected Collateral Severities		10.00% - 100.00% (27.79%)		10.00% - 26.00% (19.63%)
Other Liabilities (4)					
	Yield		N/A		6.58% - 6.96% (6.67%)
Discounted Cash Flow	Projected Collateral Prepayments	$ —	N/A	$ (336)	9.00% - 26.94% (18.34%)
	Projected Collateral Losses		N/A		0.01% - 1.36% (0.17%)
	Projected Collateral Severities		N/A		10.00% - 10.00% (10.00%)
	Pull Through Percentages		N/A		65.00% - 100.00% (90.48%)

(1) Amounts are weighted based on fair value.
(2) Projected collateral severities excludes assumed recoveries on certain residential mortgage loans. The presentation as of December 31, 2024 was adjusted to conform to the December 31, 2025 presentation of projected collateral severities.
(3) Represents the proportion of the principal expected to be collected relative to the loan balances as of December 31, 2025 and 2024.
(4) Other assets and Other liabilities include derivative forward purchase commitments and loan purchase commitments, if applicable.

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TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

6. Financing

The following table presents a summary of the Company's financing as of December 31, 2025 and 2024 ($ in thousands).

	December 31, 2025						December 31, 2024
				Weighted Average			
	Current Face	Carrying Value	Stated Maturity	Funding Cost	Life (Years)	Collateral Fair Value (1)(2)	Carrying Value
Financing Arrangements by Asset Type (3)							
Securitized Residential Mortgage Loans (4)							
Non-Agency Loans	$ 428,657	$ 428,657	Jan 2026 - May 2026	5.28 %	0.16	$ 641,399	$ 370,913
Home Equity Loans	67,752	67,752	Jan 2026 - Mar 2026	4.67 %	0.11	84,064	—
Re- and Non-Performing Loans	27,264	27,264	Jan 2026 - Mar 2026	5.89 %	0.07	41,438	31,798
Residential Mortgage Loans (5)							
Agency-Eligible Loans	19,490	19,490	Sep 2026 - Dec 2026	5.43 %	0.87	21,149	95,688
Home Equity Loans (6)	58,951	58,951	Jun 2026 - Jul 2026	6.27 %	0.47	142,339	87,440
Non-Agency Loans	29,817	29,817	Jun 2026	5.73 %	0.44	35,108	7,615
Legacy WMC Commercial Loans	27,436	27,436	Mar 2026	6.73 %	0.23	55,376	47,222
Non-Agency RMBS	137,386	137,386	Jan 2026 - May 2026	4.64 %	0.14	173,891	78,978
Legacy WMC CMBS	18,540	18,540	Feb 2026 - Mar 2026	5.29 %	0.16	42,538	20,416
Agency RMBS	10,857	10,857	Jan 2026 - Mar 2026	4.32 %	0.20	15,465	2,038
Other Assets	244	244	Jun 2026	5.73 %	0.44	319	—
Total Financing Arrangements	$ 826,394	$ 826,394		5.27 %	0.20	$ 1,253,086	$ 742,108
Securitized debt, at fair value (7)(8)							
Non-Agency Loans (9)	$ 6,432,326	$ 6,265,540	N/A	5.37 %	5.73	N/A	$ 5,391,413
Home Equity Loans (9)	784,881	817,889	N/A	5.81 %	2.64	N/A	—
Re- and Non-Performing Loans	99,930	94,494	N/A	3.45 %	3.27	N/A	100,554
Total Securitized Debt	$ 7,317,137	$ 7,177,923		5.39 %	5.42	N/A	$ 5,491,967
Senior Unsecured Notes (10)							
February 2029 Senior Unsecured Notes	$ 34,500	$ 33,327	Feb 2029	10.79 %	3.17	N/A	$ 33,028
May 2029 Senior Unsecured Notes	65,000	63,131	May 2029	10.52 %	3.42	N/A	62,693
Total Senior Unsecured Notes	$ 99,500	$ 96,458		10.61 %	3.33	N/A	$ 95,721
Total Financing	$ 8,243,031	$ 8,100,775		5.44 %	5.05	$ 1,253,086	$ 6,329,796

(1) The Company also had $7.8 million and $10.6 million of cash pledged under repurchase agreements as of December 31, 2025 and 2024, respectively.

(2) Under the terms of the Company's financing agreements, the Company's financing counterparties may, in certain cases, sell or re-hypothecate the pledged collateral.

(3) Financing arrangements are recorded at amortized cost on the Company's consolidated balance sheets. The fair value of the Company's financing arrangements approximates the carrying value due to their floating interest rates and short-term maturities of generally one year or less. Financing arrangements are classified as Level 2 of the fair value hierarchy.

(4) Amounts pledged as collateral under Securitized residential mortgage loans include certain of the Company's retained interests in securitizations. Refer to Note 3 for more information on the Non-Agency VIEs, Home Equity VIEs, and RPL/NPL VIEs.

(5) The Company's Residential mortgage loan financing arrangements include a maximum borrowing capacity of $1.6 billion on facilities used to finance Agency-Eligible, Home Equity and Non-Agency Loans, of which $50 million is contractually committed.

(6) The collateral fair value pledged includes $69.7 million of Home Equity Loans, with an unpaid principal balance of $66.8 million, in which the Company has no outstanding financing but has the ability to borrow at an advance rate of 87.5% of unpaid principal balance pledged as collateral. Of this available financing, $50 million is contractually committed.

(7) The holders of the securitized debt have no recourse to the general credit of the Company. The Company generally has no obligation to provide any other explicit or implicit support to the Non-Agency VIEs, Home Equity VIEs, and RPL/NPL VIEs. Refer to Note 12 for commitments related to the undrawn portion of a borrowers' home equity line of credit for which the Company may be required to fund.

(8) The weighted average funding costs are calculated based on the amortized cost of the underlying securities.

(9) The current face on the Company's Securitized debt in the Company's Non-Agency VIEs and Home Equity VIEs excludes Interest Only classes which have no principal balances and bear interest based on a notional value. The notional value is used solely to determine interest distributions on the interest only classes of securities. As of December 31, 2025, the notional value of interest only classes of Securitized debt in the Non-Agency VIEs and Home Equity VIEs was $3.7 billion and $295.4 million, respectively.

(10) The Senior Unsecured Notes are recorded at amortized cost in the Company's consolidated balance sheets. As of December 31, 2025, the fair value of the Senior Unsecured Notes was $101.7 million. The fair value of the Senior Unsecured Notes is based upon prices obtained from third-party pricing services or broker quotations and are classified as Level 2 of the fair value hierarchy.

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Senior Unsecured Notes The Company’s Senior Unsecured Notes consist of $34.5 million principal amount 9.500% Senior Notes due February 2029 ("February 2029 Senior Unsecured Notes") and $65.0 million principal amount 9.500% Senior Notes due May 2029 ("May 2029 Senior Unsecured Notes" and together with the February 2029 Senior Unsecured Notes, the "Senior Unsecured Notes"). The February 2029 Senior Unsecured Notes were issued on January 26, 2024 in a public offering for net proceeds of approximately $32.8 million and the May 2029 Senior Unsecured Notes were issued on May 15, 2024 in a public offering for net proceeds of approximately $62.4 million. The below table provides a summary of the Senior Unsecured Notes as of December 31, 2025 ($ in thousands). Principal Amount (1) Carrying Value Maturity Date (2) Redemption Date (3) Rate (4) February 2029 Senior Unsecured Notes $ 34,500 $ 33,327 February 15, 2029 February 15, 2026 9.500 % May 2029 Senior Unsecured Notes 65,000 63,131 May 15, 2029 May 15, 2026 9.500% (1) The Senior Unsecured Notes were issued at 100% of the principal amount. (2) The Company has the option to redeem the Senior Unsecured Notes earlier than the maturity date. (3) The Company may redeem the Senior Unsecured Notes in whole or in part at any time or from time to time at the Company’s option on or after the redemption date, upon not less than 30 days written notice to holders prior to the redemption date, at a redemption price equal to 100% of the outstanding principal amount of the Senior Unsecured Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. (4) The Senior Unsecured Notes bear interest at a rate equal to 9.500% per year, payable in cash quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on the applicable first pay date. The below table details the total interest expense incurred on the Senior Unsecured Notes during the years ended December 31, 2025 and 2024 (in thousands). Years Ended December 31, 2025 December 31, 2024 Coupon interest expense $ 9,453 $ 6,926 Amortization expense 737 504 Total interest expense $ 10,190 $ 7,430 Legacy WMC Convertible Notes In connection with the WMC acquisition, a wholly owned subsidiary of the Company assumed, and the Company guaranteed, $86.25 million aggregate principal amount of Legacy WMC Convertible Notes. The Legacy WMC Convertible Notes had an interest rate of 6.75% and interest was paid semiannually. During the year ended December 31, 2024, the Company repurchased $7.1 million of principal amount of its outstanding Legacy WMC Convertible Notes. The Company paid off the remaining principal amount outstanding of the Legacy WMC Convertible Notes at maturity in September 2024. There was no interest expense incurred during the year ended December 31, 2025 as the Legacy WMC Convertible Notes matured in September 2024. The below table details the total interest expense incurred on the Legacy WMC Convertible Notes during the year ended December 31, 2024 (in thousands). Year Ended December 31, 2024 Coupon interest expense $ 3,805 Amortization expense 912 Total interest expense $ 4,717 TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 111

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Contractual maturities

The following table allocates the current face of the Company's borrowings under financing arrangements and the Senior Unsecured Notes as of December 31, 2025 by contractual maturity (in thousands). Securitized debt is excluded from the below table as it does not have a contractual maturity.

	Within 30 Days	Over 30 Days to 3 Months	Over 3 Months to 12 Months	Over 12 Months	Total
Financing Arrangements by Asset Type					
Securitized Residential Mortgage Loans					
Non-Agency Loans	$ 154,556	$ 242,563	$ 31,538	$ —	$ 428,657
Home Equity Loans	38,620	29,132	—	—	67,752
Re- and Non-Performing Loans	10,518	16,746	—	—	27,264
Residential Mortgage Loans					
Agency-Eligible Loans	—	—	19,490	—	19,490
Home Equity Loans	—	—	58,951	—	58,951
Non-Agency Loans	—	—	29,817	—	29,817
Legacy WMC Commercial Loans (1)	—	27,436	—	—	27,436
Non-Agency RMBS	41,828	92,153	3,405	—	137,386
Legacy WMC CMBS	—	18,540	—	—	18,540
Agency RMBS	923	9,934	—	—	10,857
Other Assets	—	—	244	—	244
Total Financing Arrangements	$ 246,445	$ 436,504	$ 143,445	$ —	$ 826,394
Senior Unsecured Notes					
February 2029 Senior Unsecured Notes	$ —	$ —	$ —	$ 34,500	$ 34,500
May 2029 Senior Unsecured Notes	—	—	—	65,000	65,000
Total Senior Unsecured Notes	$ —	$ —	$ —	$ 99,500	$ 99,500

(1) The borrowers for the Company's Legacy WMC Commercial Loans are in maturity default as of December 31, 2025. Due to these defaults, the lender on the Company's financing arrangements is permitted to request full repayment of the debt with respect to such assets. The Company does not currently expect the lender to require repayment of the related outstanding financing arrangements prior to its scheduled maturity in March 2026.

Counterparties

The Company had outstanding financing arrangements with six counterparties as of December 31, 2025 and 2024.

The following table presents information as of December 31, 2025 and 2024 with respect to each counterparty that provides the Company with financing for which the Company had greater than 5% of its stockholders' equity at risk, excluding stockholders' equity at risk under financing through affiliated entities ($ in thousands).

	December 31, 2025			December 31, 2024		
Counterparty	Stockholders' Equity at Risk	Weighted Average Maturity (days)	Percentage of Stockholders' Equity	Stockholders' Equity at Risk	Weighted Average Maturity (days)	Percentage of Stockholders' Equity
Goldman Sachs Bank USA	$ 153,393	103	27.4 %	$ 92,220	118	17.1 %
BofA Securities, Inc	150,267	68	26.8 %	135,141	82	25.0 %
Barclays Capital Inc.	80,721	73	14.4 %	75,516	20	14.0 %
JP Morgan Securities, LLC	29,992	31	5.3 %	(1)	(1)	(1)
Various (2)	(2)	(2)	(2)	81,855	211	15.2 %

(1) As of December 31, 2024, the Company had less than 5% of its equity at risk under financing arrangements with JP Morgan Securities, LLC.
(2) As of December 31, 2024, certain retained interests in securitizations are held in WMC RR 2023-1 Trust, a wholly owned subsidiary of the Company. WMC RR 2023-1 Trust issued certificates which were sold to various third-party investors. WMC RR 2023-1 Trust matured and was paid off in July 2025. As of December 31, 2025, the Company had no equity at risk under WMC RR 2023-1 Trust.

Financial Covenants

The Company's financing arrangements generally include customary representations, warranties, and covenants, but may also contain more restrictive supplemental terms and conditions. Although specific to each financing arrangement, typical supplemental terms include requirements of minimum equity and liquidity, leverage ratios, and performance triggers. In

112

addition, some of the financing arrangements contain cross default features, whereby default under an agreement with one lender simultaneously causes default under agreements with other lenders. To the extent that the Company fails to comply with the covenants contained in these financing arrangements or is otherwise found to be in default under the terms of such agreements, the counterparty has the right to accelerate amounts due under the associated agreement. Financings pursuant to financing arrangements are generally recourse to the Company. As of December 31, 2025, the Company is in compliance with all of its financial covenants. 7. Other assets and liabilities The following table details certain information related to the Company's "Other assets" and "Other liabilities" line items on its consolidated balance sheets as of December 31, 2025 and 2024 (in thousands). December 31, 2025 December 31, 2024 Other assets Interest receivable $ 47,868 $ 34,930 Real estate owned 7,398 3,537 Derivative assets, at fair value 149 204 Other assets 2,253 3,269 Due from broker 1,232 — Total Other assets $ 58,900 $ 41,940 Other liabilities Due to affiliates (1) $ 4,580 $ 4,275 Interest payable 34,385 28,294 Derivative liabilities, at fair value — 340 Accrued expenses 1,836 1,698 Due to broker 1,655 48 Taxes payable 264 103 Total Other liabilities $ 42,720 $ 34,758 (1) Refer to Note 10 for more information. Derivatives The following table presents information related to the Company's derivatives and other instruments and their balance sheet location as of December 31, 2025 and 2024 (in thousands). Balance Sheet Location December 31, 2025 December 31, 2024 Derivatives and Other Instruments (1) Notional Fair Value Notional Fair Value Pay Fix/Receive Float Interest Rate Swap Agreements (2) (3) Other assets $ 283,500 $ 149 $ 337,550 $ — Pay Fix/Receive Float Interest Rate Swap Agreements (2) (3) Other liabilities 89,060 — 5,000 (4) Forward Purchase Commitments Other assets 475 — 30,581 204 Forward Purchase Commitments Other liabilities — — 35,398 (336) (1) As of December 31, 2025 and 2024, no derivatives held by the Company were designated as hedges for accounting purposes. (2) As of December 31, 2025, the Company applied a reduction in fair value of $5.3 million and $1.2 million to its interest rate swap assets and liabilities, respectively, related to variation margin with a corresponding increase or decrease in restricted cash. As of December 31, 2024, the Company applied a reduction in fair value of $11.4 million and $35.0 thousand to its interest rate swap assets and liabilities, respectively, related to variation margin with a corresponding increase or decrease in restricted cash, net of collateral posted by the Company's derivative counterparties. (3) As of December 31, 2025, the Company's pay fix/receive float interest rate swaps had a weighted average pay-fixed rate of 3.30%, a weighted average receive-variable rate of 3.87%, and a weighted average years to maturity of 4.29 years. As of December 31, 2024, the Company's pay fix/receive float interest rate swaps had a weighted average pay-fixed rate of 3.48%, a weighted average receive- variable rate of 4.49%, and a weighted average years to maturity of 4.86 years. Derivative and other instruments eligible for offset are presented gross on the consolidated balance sheets as of December 31, 2025 and 2024, if applicable. The Company has not offset or netted any derivatives or other instruments with any financial instruments or cash collateral posted or received. The Company must post cash or securities as collateral on its derivative instruments when their fair value declines. This typically occurs when prevailing market rates change adversely, with the severity of the change also dependent on the term of TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 113

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

the derivatives involved. The posting of collateral is generally bilateral, meaning that if the fair value of the Company's derivatives increases, its counterparty must post collateral. As of December 31, 2025, the Company's restricted cash balance included $9.6 million of collateral related to certain derivatives, of which $5.5 million represents cash collateral posted by the Company and $4.1 million represents amounts related to variation margin. As of December 31, 2024, the Company's restricted cash balance included $9.3 million of collateral related to certain derivatives, of which $0.7 million represents cash collateral posted by the Company and $8.6 million represents amounts related to variation margin.

The following table summarizes total income related to derivatives and other instruments for the years ended December 31, 2025 and 2024 (in thousands).

	Years Ended	
	December 31, 2025	December 31, 2024
Included within Net interest component of interest rate swaps		
Interest Rate Swaps	$ 3,447	$ 7,617
Included within Net unrealized gain/(loss)		
Interest Rate Swaps	(6,381)	11,977
Short TBAs	—	63
Forward Purchase Commitments	132	(1,298)
	(6,249)	10,742
Included within Net realized gain/(loss)		
Interest Rate Swaps	(4,098)	(22,265)
Short TBAs	(2,720)	24
Forward Purchase Commitments	(31)	1,360
	(6,849)	(20,881)
Total income/(loss)	$ (9,651)	$ (2,522)

Derivative activity

The following table presents information about the Company's derivatives for the years ended December 31, 2025 and 2024 (in thousands).

	Beginning Notional Amount	Buys or Covers	Sales or Shorts (1)	Ending Notional Amount	Derivative Asset	Derivative Liability
Year Ended December 31, 2025						
Short TBAs	$ —	$ (1,075,000)	$ 1,075,000	$ —	$ —	$ —
Interest Rate Swaps	342,550	738,680	(708,670)	372,560	149	—
Year Ended December 31, 2024						
Short TBAs	$ (9,000)	$ (121,000)	$ 130,000	$ —	$ —	$ —
Interest Rate Swaps	503,000	1,067,300	(1,227,750)	342,550	—	(4)

(1) The sales or shorts include $60.0 million of interest rate swaps that matured during the year ended December 31, 2024.

114

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

8. Earnings per share

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted earnings per share for the years ended December 31, 2025 and 2024 (in thousands, except per share data).

	Years Ended			
	December 31, 2025		December 31, 2024	
Numerator:				
Net Income/(Loss)	$	48,668	$	55,737
Dividends on preferred stock		21,242		19,353
Net Income/(Loss) Available to Common Stockholders	$	27,426	$	36,384
Denominator:				
Basic weighted average common shares outstanding		30,542		29,487
Dilutive effect of restricted stock units		20		27
Diluted weighted average common shares outstanding		30,562		29,514
Earnings/(Loss) Per Share				
Basic	$	0.90	$	1.23
Diluted	$	0.90	$	1.23

Dividends

The following tables detail the Company's common stock dividends declared during the years ended December 31, 2025 and 2024.

Year Ended December 31, 2025					Year Ended December 31, 2024				
Declaration Date	Record Date	Payment Date	Cash Dividend Per Share		Declaration Date	Record Date	Payment Date	Cash Dividend Per Share	
3/17/2025	3/31/2025	4/30/2025	$	0.20	3/15/2024	3/29/2024	4/30/2024	$	0.18
6/17/2025	6/30/2025	7/31/2025		0.21	6/13/2024	6/28/2024	7/31/2024		0.19
9/15/2025	9/30/2025	10/31/2025		0.21	9/16/2024	9/30/2024	10/31/2024		0.19
12/15/2025	12/31/2025	1/30/2026		0.23	12/16/2024	12/31/2024	1/31/2025		0.19
Total			**$**	**0.85**	**Total**			**$**	**0.75**

The following tables detail the Company's preferred stock dividends declared and paid during the years ended December 31, 2025 and 2024.

2025			Cash Dividend Per Share					
Declaration Date	Record Date	Payment Date	8.25% Series A		8.00% Series B		8.000% Series C	
2/14/2025	2/28/2025	3/17/2025	$	0.51563	$	0.50	$	0.693062
5/5/2025	5/30/2025	6/17/2025		0.51563		0.50		0.704864
7/31/2025	8/29/2025	9/17/2025		0.51563		0.50		0.706042
11/3/2025	11/28/2025	12/17/2025		0.51563		0.50		0.680181
Total			**$**	**2.06252**	**$**	**2.00**	**$**	**2.784149**

2024			Cash Dividend Per Share					
Declaration Date	Record Date	Payment Date	8.25% Series A		8.00% Series B		8.000% Series C	
2/16/2024	2/29/2024	3/18/2024	$	0.51563	$	0.50	$	0.50
5/2/2024	5/31/2024	6/17/2024		0.51563		0.50		0.50
8/1/2024	8/30/2024	9/17/2024		0.51563		0.50		0.50
11/4/2024	11/29/2024	12/17/2024		0.51563		0.50		0.733117
Total			**$**	**2.06252**	**$**	**2.00**	**$**	**2.233117**

115

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

9. Income taxes

The Company conducts its operations to qualify and be taxed as a REIT. As a REIT, the Company is not subject to federal income tax to the extent that it makes qualifying distributions to its stockholders, and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution, and stock ownership tests. The state and local tax jurisdictions for which the Company is subject to tax-filing obligations recognize the Company's status as a REIT, and therefore, the Company generally does not pay income tax in such jurisdictions. The Company may, however, be subject to certain minimum state and local tax filing fees as well as certain excise, franchise, or business taxes.

Excise Tax

Excise tax represents a non-deductible 4% tax on the required amount of the Company's ordinary income and net capital gains not distributed during the year. The expense is calculated in accordance with applicable tax regulations. The below table details excise tax expense for the years ended December 31, 2025 and 2024, which is recorded in the "Non-investment related expenses" line item on the consolidated statement of operations (in thousands).

	Years Ended	
	December 31, 2025	December 31, 2024
Excise tax expense (1)	$ (110)	$ 103

(1) During the year ended December 31, 2025, the Company did not incur any excise tax and recorded a reduction in excise tax of $0.1 million related to an excise tax refund.

REIT Net Operating Loss and Net Capital Loss Carryforwards

In connection with the WMC acquisition, the Company obtained federal net operating loss ("NOL") carryforwards of $321.6 million, of which $223.8 million do not have an expiration date and can be carried forward indefinitely. However, the Company's use of the NOLs obtained in the WMC acquisition is limited under Section 382 of the Internal Revenue Code. As of December 31, 2025 and 2024, the remaining NOL carryforwards obtained in the WMC acquisition were $317.3 million and $319.4 million, respectively.

As of December 31, 2025 and 2024, the Company had estimated net capital loss ("NCL") carryforwards of $63.9 million and $278.9 million, respectively. These NCL carryforwards (which exclude the NCLs acquired from WMC) can be utilized to offset future net gains from the sale of capital assets. NCL carryforwards of $225.7 million were generated during the year ended December 31, 2020 and any unutilized NCL carryforwards expired on December 31, 2025.

In connection with the WMC acquisition, the Company obtained NCL carryforwards. As of December 31, 2025 and 2024, these estimated NCL carryforwards were $153.9 million and $150.6 million, respectively. These NCL carryforwards will expire between 2026 and 2030. However, the Company's use of these NCLs is limited under Sections 382 and 383 of the Internal Revenue Code.

Reconciliation of Statutory Tax Rate to Effective Tax Rate

The following is a reconciliation of the statutory federal rate to the effective rates for the year ended December 31, 2025 ($ in thousands).

	Year Ended December 31, 2025	
	Amount	Percent
Statutory federal income tax	$ 10,406	21.0 %
State taxes, net of federal benefit	260	0.5 %
Nontaxable or nondeductible items:		
REIT (income)/loss not subject to corporate income tax	(8,952)	(18.0)%
Differences in taxable income/(loss) from GAAP net income/(loss)	2,295	4.6 %
Changes in valuation allowance	(3,121)	(6.3)%
Income tax expense / effective tax rate	$ 888	1.8 %

116

Taxable REIT Subsidiaries The Company elected to treat certain domestic subsidiaries as taxable REIT subsidiaries ("TRSs"). The Company’s financial results are generally not expected to reflect provisions for current or deferred income taxes, except for any activities conducted through one or more TRSs that are subject to corporate income taxation. Currently, the Company has wholly owned domestic TRSs that are taxable as corporations and subject to U.S. federal, state, and local income tax on net income at the applicable corporate rates. The federal statutory rate for the years ended December 31, 2025 and 2024 was 21%. The Company’s effective tax rate differs from its combined U.S. federal, state, and local corporate statutory tax rate primarily due to income earned at the REIT, which is not subject to tax due to the deduction for qualifying distributions made by the Company, and any change in the valuation allowance as disclosed in further detail below. The tax expense attributable to its TRSs is recorded in the "Income tax expense" line item on the consolidated statement of operations. The below table details the tax expense attributable to its TRSs for the years ended December 31, 2025 and 2024 (in thousands). Years Ended December 31, 2025 December 31, 2024 Federal $ 559 $ — State and Local 329 112 Income Tax Expense $ 888 $ 112 Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and tax reporting purposes at the TRS level. The following table discloses the components of the Company’s deferred tax assets and deferred tax liabilities, if applicable, as of December 31, 2025 and 2024 (in thousands). Years Ended December 31, 2025 December 31, 2024 Deferred tax assets Net operating loss carryforwards $ 24,223 $ 27,411 Capital loss carryforwards (1) 3,925 7,426 GAAP/tax basis differences 389 (100) Total deferred tax assets $ 28,537 $ 34,737 Less: valuation allowance (28,537) (34,737) Net deferred tax assets $ — $ — (1) The capital loss carryforwards outstanding as of December 31, 2025 expire between 2026 and 2030. As of December 31, 2025 and 2024, the Company’s TRSs had an estimated gross NOL carryforward of $115.3 million and $130.5 million, respectively. The NOL carryforwards as of December 31, 2025 can be carried forward indefinitely. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. The Company concluded it is more likely than not the deferred tax asset will not be realized and established a valuation allowance of $28.5 million and $34.7 million as of December 31, 2025 and 2024, respectively. Uncertain Income Tax Positions Based on its analysis of any potential uncertain income tax positions, the Company concluded it did not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740 as of December 31, 2025 and 2024. The Company’s and WMC's federal income tax returns for the last three tax years are open to examination by the Internal Revenue Service. There are no ongoing U.S. federal, state or local tax examinations related to the Company. In the event that the Company incurs income tax related interest and penalties, its policy is to classify them as a component of provision for income taxes. The Company did not incur any interest or penalties during the years ended December 31, 2025 and 2024. TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 117

10. Related party transactions Manager The Company has entered into a management agreement with the Manager, which provided for an initial term and will be deemed renewed automatically each year for an additional one-year period, subject to certain termination rights. The Company is externally managed and advised by the Manager. Pursuant to the terms of the management agreement, which became effective July 6, 2011 (upon the consummation of the Company’s initial public offering (the "IPO")), the Manager provides the Company with its management team, including its officers, along with appropriate support personnel. Each of the Company’s officers is an employee of TPG or its affiliates. The Company does not have any employees. The Manager has delegated to TPG Angelo Gordon, an affiliate of TPG, the overall responsibility of its day-to-day duties and obligations arising under the Company’s management agreement. Below is a description of the fees and reimbursements provided in the management agreement. In connection with the WMC acquisition, which was completed on December 6, 2023, and contemporaneously with the execution of the Merger Agreement, on August 8, 2023, the Company and the Manager entered into the MITT Management Agreement Amendment, pursuant to which (i) the Manager’s base management fee will be reduced by $0.6 million for the first four quarters following the Effective Time, beginning with the fiscal quarter in which the Effective Time occurs (i.e., resulting in an aggregate $2.4 million waiver of base management fees), and (ii) the Manager will waive its right to seek reimbursement from the Company for any expenses otherwise reimbursable by the Company under the management agreement in an amount equal to approximately $1.3 million, which is the excess of $7.0 million over the aggregate Per Share Additional Manager Consideration paid by the Manager to the holders of WMC Common Stock under the Merger Agreement. The MITT Management Agreement Amendment became effective automatically upon the closing of the WMC acquisition. Management fee The Manager is entitled to a management fee equal to 1.50% per annum, calculated and paid quarterly, of the Company’s Stockholders’ Equity. For purposes of calculating the management fee, "Stockholders’ Equity" means the sum of the net proceeds from any issuances of equity securities (including preferred securities) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance, and excluding any future equity issuance to the Manager), plus the Company’s retained earnings at the end of such quarter (without taking into account any non-cash equity compensation expense or other non-cash items incurred in current or prior periods), less any amount that the Company pays for repurchases of its common stock, excluding any unrealized gains, losses or other non-cash items that have impacted stockholders’ equity as reported in the Company’s financial statements prepared in accordance with GAAP, regardless of whether such items are included in other comprehensive income or loss, or in net income, and excluding one-time events pursuant to changes in GAAP, and certain other non-cash charges after discussions between the Manager and the Company’s independent directors and after approval by a majority of the Company’s independent directors. Stockholders’ Equity, for purposes of calculating the management fee, could be greater or less than the amount of stockholders’ equity shown on the Company’s financial statements. The below table details the management fees incurred during the years ended December 31, 2025 and 2024 (in thousands). Years Ended Consolidated statements of operations line item: December 31, 2025 December 31, 2024 Management fee to affiliate (1) $ 9,266 $ 7,533 (1) For the year ended December 31, 2024, the Manager agreed to waive its right to receive management fees of $1.8 million pursuant to the MITT Management Agreement Amendment executed in connection with the WMC acquisition. As of December 31, 2025 and 2024, the Company recorded management fees payable of $2.3 million and $2.3 million, respectively. The management fee payable is included within the "Due to affiliates" item within the "Other liabilities" line item on the consolidated balance sheets. Incentive fee The Manager is entitled to an annual incentive fee with respect to each applicable fiscal year, which will be equal to 15% of the amount by which the Company's cumulative adjusted net income from November 22, 2021 exceeds the cumulative hurdle amount, which represents an 8% return (cumulative, but not compounding) on an equity hurdle base consisting of the sum of (i) $341.5 million and (ii) the gross proceeds of any subsequent public or private common stock offerings by the Company. The annual incentive fee will be payable in cash, or, at the option of the Company's Board of Directors, shares of common stock or a TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 118

combination of cash and shares. During the years ended December 31, 2025 and 2024, the Company did not incur any incentive fee expense. Termination fee Upon the occurrence of (i) the Company’s termination of the management agreement without cause or (ii) the Manager’s termination of the management agreement upon a breach by the Company of any material term of the management agreement, the Manager will be entitled to a termination fee equal to three times the average annual management fee during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter. As of December 31, 2025 and 2024, no event of termination of the management agreement had occurred. Expense reimbursement The Company is required to reimburse the Manager or its affiliates for operating expenses which are incurred by the Manager or its affiliates on behalf of the Company, including expenses relating to legal, accounting, due diligence, and other services. The Company’s reimbursement obligation is not subject to any dollar limitation; however, the reimbursement is subject to an annual budget process which combines guidelines from the management agreement with oversight by the Company’s Board of Directors. The Company reimburses the Manager or its affiliates for the Company’s allocable share of the compensation, including, without limitation, annual base salary, bonus, any related withholding taxes, and employee benefits paid to (i) the Company’s chief financial officer based on the percentage of time spent on Company affairs, (ii) the Company’s general counsel based on the percentage of time spent on the Company’s affairs, and (iii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance, and other non-investment personnel of the Manager and its affiliates who spend all or a portion of their time managing the Company’s affairs based upon the percentage of time devoted by such personnel to the Company’s affairs. In their capacities as officers or personnel of the Manager or its affiliates, they devote such portion of their time to the Company’s affairs as is necessary to enable the Company to operate its business. The below table details the expense reimbursement incurred during the years ended December 31, 2025 and 2024 (in thousands). Years Ended Consolidated statements of operations line item: December 31, 2025 December 31, 2024 Non-investment related expenses (1) $ 6,325 $ 5,715 Investment related expenses 670 477 Transaction related expenses 589 608 Expense reimbursements to Manager or its affiliates $ 7,584 $ 6,800 (1) For the year ended December 31, 2024, the Manager agreed to waive its right to receive expense reimbursements of $1.1 million, pursuant to the MITT Management Agreement Amendment executed in connection with the WMC acquisition. As of December 31, 2025 and 2024, the Company recorded a reimbursement payable to the Manager or its affiliates of $2.1 million and $1.7 million, respectively. The reimbursement payable to the Manager or its affiliates is included within the "Due to affiliates" line item within the "Other liabilities" line item on the consolidated balance sheets. Investments in debt and equity of affiliates The Company invests in credit sensitive residential assets through affiliated entities which hold an ownership interest in the assets. The Company is one investor, amongst other investors managed by affiliates of TPG, in such entities and has applied the equity method of accounting for such investments. Arc Home On December 9, 2015, the Company, alongside private funds managed by TPG or its affiliates, through AG Arc formed Arc Home. As of December 31, 2025 and 2024, the Company had an approximate 66.0% and 44.6% interest in AG Arc, respectively. Arc Home is a multi-channel licensed mortgage originator and servicer primarily engaged in the business of originating and selling residential mortgage loans while retaining the mortgage servicing rights associated with certain loans that it originates. Arc Home is led by an external management team. The Company elected the fair value option with respect to TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 119

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

its investment in AG Arc pursuant to ASC 825. The Company elected to treat its investment in AG Arc as a taxable REIT subsidiary.

On August 1, 2025, the Company purchased an additional 21.4% interest in AG Arc from certain private funds managed by an affiliate of TPG. In connection with the acquisition, the Company issued 2,027,676 restricted shares of the Company's common stock as consideration. The Company continues to account for its investment in AG Arc using the equity method as it maintains significant influence, however does not have control over major decisions affecting AG Arc's operations and financial policies.

MATH

On August 29, 2017, the Company, alongside private funds managed by TPG or its affiliates, formed Mortgage Acquisition Holding I LLC ("MATH") to conduct a residential mortgage investment strategy. MATH in turn sponsored the formation of Mortgage Acquisition Trust I LLC ("MATT") to purchase predominantly Non-QM Loans. MATT made an election to be treated as a REIT beginning with the 2018 tax year. The Company has an approximate 47.0% interest in MATH. MATH, through its wholly owned subsidiary MATT, only holds risk-retention tranches from past securitizations which continue to pay down and the Company does not expect MATT to acquire additional investments.

Summary of investments in debt and equity of affiliates and related earnings

The below table summarizes the components of the "Investments in debt and equity of affiliates" line item on the Company's consolidated balance sheets as of December 31, 2025 and 2024 and the "Equity in earnings/(loss) from affiliates" line item on the Company's consolidated statements of operations for the years ended December 31, 2025 and 2024 (in thousands).

	December 31, 2025				December 31, 2024			
	Assets	Liabilities	Equity	Net Income/ (Loss)	Assets	Liabilities	Equity	Net Income/ (Loss)
Non-QM Securities (1)	$ 9,439	$ —	$ 9,439	$ (1,167)	$ 13,304	$ —	$ 13,304	$ 1,289
Re/Non-Performing Securities	599	—	599	(137)	2,462	(588)	1,874	711
Residential investments - Fair value / Net income /(loss)	10,038	—	10,038	(1,304)	15,766	(588)	15,178	2,000
AG Arc - Fair value / Net income/(loss) (2) (3)	50,016	—	50,016	4,125	30,778	—	30,778	1,141
Cash and Other assets/(liabilities)	1,291	(12)	1,279	—	910	(25)	885	—
Investments in debt and equity of affiliates / Equity in earnings/(loss) from affiliates	$ 61,345	$ (12)	$ 61,333	$ 2,821	$ 47,454	$ (613)	$ 46,841	$ 3,141

(1) As of December 31, 2025 and 2024, MATH, through its wholly owned subsidiary MATT, only holds risk-retention tranches from past securitizations which continue to pay down and the Company does not expect MATT to acquire additional investments.
(2) Earnings/(loss) recognized by AG Arc do not include the Company's portion of gains or losses recorded by Arc Home in connection with the sale of residential mortgage loans to the Company. Refer to "Transactions with Arc Home" below for more information on this accounting policy.
(3) As of December 31, 2025 and 2024, the Company had an approximate 66.0% and 44.6% interest in AG Arc, respectively.

Transactions with affiliates

Transactions with Red Creek Asset Management LLC

In connection with the Company's investments in residential mortgage loans, the Company engages asset managers to provide advisory, consultation, asset management, and other services. The Company engaged Red Creek Asset Management LLC (the "Asset Manager"), a related party of the Manager and subsidiary of TPG, as the asset manager for certain of its residential mortgage loans. The Company pays the Asset Manager asset management fees which are assessed periodically by a third-party valuation firm. The below details the fees paid by the Company to the Asset Manager during the years ended December 31, 2025 and 2024 (in thousands).

	Years Ended	
	December 31, 2025	December 31, 2024
Fees paid to Asset Manager	$ 2,466	$ 2,744

As of December 31, 2025 and 2024, the Company recorded asset management fees payable of $0.2 million and $0.2 million, respectively. Asset management fees payable are included within the "Due to affiliates" item within the "Other liabilities" line item on the consolidated balance sheets.

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Transactions with Arc Home Arc Home may sell loans to the Company, third-parties, or affiliates of the Manager. The below table details the unpaid principal balance of residential mortgage loans sold to the Company during the years ended December 31, 2025 and 2024 (in thousands). Years Ended December 31, 2025 December 31, 2024 Residential mortgage loans sold by Arc Home to the Company $ 137,661 $ 432,543 In connection with the sale of loans from Arc Home to the Company, the Company eliminates any intra-entity profits or losses typically recognized through the "Equity in earnings/(loss) from affiliates" line item on the Company's consolidated statement of operations and adjusts the cost basis of the underlying loans resulting in unrealized gains or losses on the underlying loans. The table below summarizes intra-entity profits eliminated during the years ended December 31, 2025 and 2024 (in thousands). Years Ended December 31, 2025 December 31, 2024 Intra-Entity Profits Eliminated $ 411 $ 1,107 The Company enters into forward purchase commitments with Arc Home whereby the Company commits to purchase residential mortgage loans from Arc Home at a particular price on a best-efforts basis. Actual loan purchases are contingent upon successful loan closings. These commitments to purchase mortgage loans are classified as derivatives. From time to time, the Company may determine that certain loans it has previously committed to purchase will be sold to third parties and, as a result, the derivative will be settled on a net basis with Arc Home. See Note 7 and Note 12, if applicable, for more detail. Transactions under the Company's Affiliated Transaction Policy The below table details transactions where the Company purchased or sold assets from or to an affiliate of the Manager ($ in millions). The transactions were executed in accordance with the Company's Affiliated Transaction Policy. Refer to the "Transactions with Arc Home" section above for additional information related to transactions with Arc Home, which are excluded from the table below. Date Transaction Fair Value (1) Pricing Methodology June 2025 Purchase of Re/Non-Performing Securities (2) $ 0.1 Third party pricing vendors (3) August 2025 Purchase of AG Arc (4) (5) 15.7 Third party pricing vendors (3) (1) As of the transaction date. (2) The Company purchased an additional interest in certain re/non-performing securities which are recorded within the “Investments in debt and equity of affiliates” line item on the consolidated balance sheets. (3) Pricing was based on valuations prepared by third-party pricing vendors in accordance with the Company's policy. (4) The Company’s Board of Directors, including its independent directors, approved the transaction and obtained a fairness opinion from a third party financial advisor. (5) Refer to “Investments in debt and equity of affiliates - Arc Home” above for additional information on this transaction. 11. Equity Stock repurchase programs On August 3, 2022, the Company's Board of Directors authorized a stock repurchase program (the "2022 Repurchase Program") to repurchase up to $15.0 million of the Company’s outstanding common stock. The 2022 Repurchase Program does not have an expiration date and permits the Company to repurchase its shares through various methods, including open market repurchases, privately negotiated block transactions and Rule 10b5-1 plans. The Company may repurchase shares of its common stock from time to time in compliance with SEC regulations and other legal requirements. The extent to which the Company repurchases its shares, and the timing, manner, price, and amount of any such repurchases, will depend upon a variety of factors including market conditions and other corporate considerations as determined by the Company’s management, as well as the limits of the 2022 Repurchase Program and the Company's liquidity and business strategy. The 2022 Repurchase Program does not obligate the Company to acquire any particular amount of shares and may be modified or discontinued at any TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 121

time. As of December 31, 2025, approximately $1.5 million of common stock remained authorized for future share repurchases under the 2022 Repurchase Program. The Company did not repurchase common stock during the years ended December 31, 2025 and 2024. On May 4, 2023, the Company's Board of Directors authorized a stock repurchase program (the "2023 Repurchase Program") to repurchase up to $15.0 million of the Company’s outstanding common stock on substantially the same terms as the 2022 Repurchase Program. As of December 31, 2025, the full $15.0 million authorized amount remains available for repurchase under the 2023 Repurchase Program. This authorization is in addition to the amount remaining under the 2022 Repurchase Program. On February 22, 2021, the Company's Board of Directors authorized a stock repurchase program (the "Preferred Repurchase Program") pursuant to which the Company's Board of Directors granted a repurchase authorization to acquire shares of its Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock having an aggregate value of up to $20.0 million. No share repurchases under the Preferred Repurchase Program have been made since its authorization. Shares of stock repurchased by the Company under any repurchase program, if any, will be cancelled and, until reissued by the Company, will be deemed to be authorized but unissued shares of its stock as required by Maryland law. The cost of the acquisition by the Company of shares of its own stock in excess of the aggregate par value of the shares first reduces additional paid-in capital, to the extent available, with any residual cost applied against retained earnings. Restricted stock grants Equity Incentive Plans On May 5, 2025, following approval by stockholders at the Company’s annual stockholders meeting, the Company’s 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”) became effective. The maximum number of shares of the Company’s common stock that could be issued under the 2025 Equity Incentive Plan was 800,000 shares of common stock, plus 220,781 shares of common stock (which reflects the number of shares that remained available for issuance under the equity incentive plan approved in 2020 (the “2020 Equity Incentive Plan”) as of May 4, 2025), plus 130,000 shares of common stock that remained subject to outstanding awards under the 2020 Equity Incentive Plan but only to the extent that such shares become forfeited or otherwise lapse. As a result of the adoption of the 2025 Equity Incentive Plan, no additional awards will be granted under the 2020 Equity Incentive Plan (although awards previously made under the 2020 Equity Incentive Plan will remain in effect subject to the terms of the 2020 Equity Incentive Plan and the applicable award agreement). Since inception of the 2025 Equity Incentive Plan and through December 31, 2025, the Company has granted an aggregate 25,401 shares of restricted common stock and 870 dividend equivalent units to its independent directors, all of which have vested. As of December 31, 2025, there were 994,510 remaining shares available to be issued under the 2025 Equity Incentive Plan. As of December 31, 2025, the Company has 12,981 restricted stock units and 2,919 associated dividend equivalent units outstanding, all of which are fully vested and held by one of the Company’s independent directors. These units will be settled on a one-for-one basis in shares of the Company's common stock upon the director's separation from service with the Company. Manager Equity Incentive Plans Following approval of the Company's stockholders at its 2021 annual meeting of stockholders, the AG Mortgage Investment Trust, Inc. 2021 Manager Equity Incentive Plan (the "2021 Manager Plan") became effective on April 7, 2021 and provides for a maximum of 573,425 shares of common stock that may be subject to awards thereunder to the Manager. As of December 31, 2025, there were no shares or awards issued under the 2021 Manager Plan. Following the execution of the Third Amendment to the management agreement in November 2021 related to the incentive fee, the Company's compensation committee no longer expects to continue its historical practice of making periodic equity grants to the Manager pursuant to the 2021 Manager Plan. TPG Mortgage Investment Trust Inc. and Subsidiaries Notes to Consolidated Financial Statements 122

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Restricted Stock Awards and Restricted Stock Units

The following table presents information with respect to the Company's restricted stock and restricted stock units for the years ended December 31, 2025 and 2024.

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Shares of Restricted Stock and Restricted Stock Units	Weighted Average Grant Date Fair Value	Shares of Restricted Stock and Restricted Stock Units	Weighted Average Grant Date Fair Value
Unvested at beginning of year	130,000	$ 6.95	25,962	$ 5.55
Granted (1)(2)	64,500	7.16	205,224	6.83
Vested	(64,500)	7.16	(101,186)	6.34
Forfeited	—	—	—	—
Unvested at end of year	130,000	$ 6.95	130,000	$ 6.95

(1) The grant date fair value of restricted stock awards issued to the Company's independent directors is established as the average of the high and low prices of the Company's common stock at the grant date.

(2) The grant date fair value of the restricted stock awards issued to certain employees of the Manager and the restricted stock units issued are based on the closing market price of the Company's common stock at the grant date.

Equity based compensation of $0.7 million and $0.7 million was expensed during the years ended December 31, 2025 and 2024, respectively, and was recorded within the "Non-investment related expense" line item on the consolidated statement of operations. Compensation costs related to restricted stock awards issued to the Company's independent directors represent the grant date fair value of the restricted stock as the shares issued are fully vested and non-forfeitable.

Director compensation

As of December 31, 2025, the Company's Board of Directors consisted of four independent directors. The annual base director's fee for each independent director is $150,000, $70,000 of which is payable on a quarterly basis in cash and $80,000 of which is payable on a quarterly basis in shares of restricted common stock. The number of shares of restricted common stock to be issued each quarter to each independent director is determined based on the average of the high and low prices of the Company's common stock on the New York Stock Exchange on the last trading day of each fiscal quarter. To the extent that any fractional shares would otherwise be issuable and payable to each independent director, a cash payment is made to each independent director in lieu of any fractional shares. All directors' fees are paid pro rata (and restricted common stock grants determined) on a quarterly basis in arrears, and shares issued are fully vested and non-forfeitable. These shares may not be sold or transferred by such director during the time of their service as an independent member of the Company's Board of Directors.

In addition to the annual base director's fee, the non-executive chair of the Company's Board of Directors receives an annual fee of $60,000, of which $30,000 is payable in cash and $30,000 is payable in shares of restricted common stock, the chair of the Audit Committee receives an annual fee of $25,000, and the chairs of the Compensation and Nominating and Corporate Governance Committees each receive an annual fee of $10,000.

Equity distribution agreements

The Company has entered into separate equity distribution agreements (the "2024 Equity Distribution Agreements") with each of BTIG, LLC, JonesTrading Institutional Services LLC, Keefe, Bruyette & Woods, Inc. and Piper Sandler & Co. (collectively, the "2024 Sales Agents"), pursuant to which the Company may sell up to $75.0 million aggregate offering price of shares of its common stock from time to time through an "at-the-market" equity offering program under which the 2024 Sales Agents will act as sales agent. Prior to entering into the 2024 Equity Distribution Agreements, effective November 6, 2024, the Company terminated the equity distribution agreements related to its prior at-the-market program. The Company did not issue any shares of common stock under any of its equity distribution agreements then in effect during the years ended December 31, 2025 and 2024.

Shelf registration statement

On March 26, 2024, the Company filed a new shelf registration statement, registering up to $1.0 billion of its securities, including capital stock (the "2024 Registration Statement"). The 2024 Registration Statement was declared effective on April 9, 2024 and will generally remain effective for three years. Upon effectiveness of the 2024 Registration Statement, the Company's previous S-3 registration statement filed in 2021 was terminated.

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Notes to Consolidated Financial Statements

Acquisition of additional interest in AG Arc

On August 1, 2025, in connection with the acquisition of an additional 21.4% interest in AG Arc, the Company issued 2,027,676 restricted shares of the Company's common stock (the "Holder Shares") to certain funds managed by an affiliate of TPG (the "Holders") as consideration. Refer to Note 10 for additional information. Pursuant to the registration rights agreement the Company entered into with the Holders, in August 2025, the Company filed a resale shelf registration statement on Form S-3 registering the resale of all the Holder Shares, which was declared effective by the Securities and Exchange Commission in August 2025.

Preferred stock

The Company is authorized to designate and issue up to 50.0 million shares of preferred stock, par value $0.01 per share, in one or more classes or series. As of December 31, 2025 and 2024, there were 1.7 million, 3.7 million, and 3.7 million of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, respectively, issued and outstanding.

The following table includes a summary of preferred stock issued and outstanding as of December 31, 2025 ($ and shares in thousands).

Preferred Stock Series	Issuance Date	Shares Outstanding	Carrying Value	Aggregate Liquidation Preference (1)	Optional Redemption Date (2)	Rate (3)
Series A Preferred Stock	August 3, 2012	1,663	$ 40,110	$ 41,580	August 3, 2017	8.25 %
Series B Preferred Stock	September 27, 2012	3,728	90,187	93,191	September 17, 2017	8.00 %
Series C Preferred Stock	September 17, 2019	3,729	90,175	93,220	September 17, 2024	(4)
Total		9,120	$ 220,472	$ 227,991		

(1) The Company's Preferred Stock has a liquidation preference of $25.00 per share.
(2) Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption. Shares of the Company's Preferred Stock are redeemable at $25.00 per share plus accumulated and unpaid dividends (whether or not declared) exclusively at the Company's option.
(3) Dividends are payable quarterly in arrears on the 17th day of each March, June, September, and December and holders are entitled to receive cumulative cash dividends at the respective stated rate per annum before holders of common stock are entitled to receive any cash dividends.
(4) The initial dividend rate for the Series C Preferred Stock, from and including the date of original issue to, but not including, September 17, 2024, was 8.000% per annum of the $25.00 per share liquidation preference. On and after September 17, 2024, dividends on the Series C Preferred Stock accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the three-month CME Term SOFR (plus a tenor spread adjustment of 0.26161%) plus a spread of 6.476%. Pursuant to the terms of the Series C Preferred Stock, the Company has appointed a calculation agent to determine the floating rate. The calculation agent may also implement changes to the business day convention, the definition of business day, the dividend determination date, and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices.

The Company's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock generally do not have any voting rights, subject to an exception in the event the Company fails to pay dividends on such stock for six or more quarterly periods (whether or not consecutive). Under such circumstances, holders of the Company's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock voting together as a single class with the holders of all other classes or series of its preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Company's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock will be entitled to vote to elect two additional directors to the Company's Board of Directors until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of any series of the Company's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding shares of the series of the Company's Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock whose terms are being changed.

12. Commitments and Contingencies

From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2025, the Company was not involved in any material legal proceedings.

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TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

The below table details the Company's outstanding commitments as of December 31, 2025 (in thousands).

Commitment Type	Date of Commitment	Total Commitment	Funded Commitment	Remaining Commitment
Agency-Eligible Loans (1)	Various	$ 492	$ —	$ 492
Home Equity Loans (2)	Various	150,076	135,804	14,272
Total		$ 150,568	$ 135,804	$ 14,764

(1) The Company entered into forward purchase commitments to acquire certain loans from Arc Home which have not yet settled as of December 31, 2025. The total commitment amount represents the agreed upon purchase price of any outstanding unpaid principal balance the Company has committed to purchase. Refer to Note 10 "Transactions with affiliates" for more information.

(2) Represents the undrawn portion of a borrowers' home equity line of credit for which the Company may be required to fund including $10.7 million, $2.3 million, and $1.3 million related to "Residential mortgage loans, at fair value," "Real estate securities, at fair value," and "Securitized residential mortgage loans, at fair value," respectively.

13. Segment Reporting

As of December 31, 2025, the Company's reportable segments include (i) Loans and Securities and (ii) Arc Home. Segment information for prior periods has been updated to conform to the current year presentation.

The structure of the reportable segments is differentiated by the financial information used by the Chief Operating Decision Maker ("CODM") and the nature of the Company's business activities, which is consistent with the reporting structure of the Company's internal organization. The Company's CODM is its Chief Executive Officer. The CODM uses net income/(loss) reported on the consolidated statements of operations as the primary measure to make resource allocation decisions and evaluate the segment results. The CODM is regularly provided operating expenses as presented on the consolidated statements of operations when evaluating the Company's net income/(loss).

The accounting policies applied to the segments are the same as those described in Note 2 to the "Notes to Consolidated Financial Statements." Activities that are not directly attributable or not allocated to either of the reportable segments are reported within "Other" below as a reconciling item to the Company's consolidated financial statements. Other activities primarily consist of cash and related interest income, the Senior Unsecured Notes and related interest expense, management fees, non-investment related expenses, and preferred stock dividends.

Loans and Securities Segment

The Loans and Securities segment is primarily focused on acquiring and securitizing newly-originated residential mortgage loans within the non-agency segment of the housing market. The Company finances its acquired loans through various financing lines on a short-term basis and utilizes TPG's proprietary securitization platform to secure long-term, non-recourse, non-mark-to-market financing as market conditions permit. The Company's Residential Investments, Agency RMBS, and Legacy WMC Commercial Investments are included in the Loans and Securities segment. This segment generates revenue primarily in the form of net interest income, inclusive of the cost or benefit of hedging, which represents the difference between the interest earned on the investments and the costs of financing and economic hedges in place on these investments. In addition, the Company's investments in loans and securities are recorded at fair value with any periodic change in fair value recorded in the "Net unrealized gain/(loss)" line item on the consolidated statement of operations which is included in the "Other Income/(Loss)" line item below.

Arc Home Segment

The Arc Home segment includes the Company's equity method investment in AG Arc, which owns Arc Home. As of December 31, 2025 and 2024, the Company had an approximate 66.0% and 44.6% interest in AG Arc, respectively. Refer to Note 10 to the to the "Notes to Consolidated Financial Statements" for additional information related to the Company's investment in AG Arc. Arc Home is a multi-channel licensed mortgage originator and servicer led by an external management team. Arc Home generates revenue primarily through originating and selling residential mortgage loans. In addition, Arc Home recognizes net servicing revenue from mortgage servicing rights as well as net interest income and net unrealized gains or losses from originated residential mortgage loans prior to sale. The Company elected the fair value option with respect to its investment in AG Arc. The net income/(loss) recognized within the Arc Home segment is recorded in the "Equity in earnings/(loss) from affiliates" line item on the consolidated statement of operations and includes any periodic changes in the fair value of the investment.

125

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Reportable Segments

The following tables present the reportable operating segments related to the Company's results of operations for the years ended December 31, 2025 and 2024 (in thousands).

	Year Ended December 31, 2025			
	Loans and Securities	Arc Home (1) (2)	Other	Total
Interest income	$ 477,071	$ —	$ 3,259	$ 480,330
Interest expense	393,607	—	10,190	403,797
Total Net Interest Income	83,464	—	(6,931)	76,533
Total Other Income/(Loss)	13,217	—	—	13,217
Management fee to affiliate	—	—	9,266	9,266
Non-investment related expenses	—	—	10,819	10,819
Investment related expenses	15,625	—	—	15,625
Transaction related expenses	6,400	895	10	7,305
Total Expenses	22,025	895	20,095	43,015
Income/(loss) before equity in earnings/(loss) from affiliates	74,656	(895)	(27,026)	46,735
Equity in earnings/(loss) from affiliates	(1,304)	4,125	—	2,821
Income/(loss) before income taxes	73,352	3,230	(27,026)	49,556
Income tax expense	888	—	—	888
Net Income/(Loss)	72,464	3,230	(27,026)	48,668
Dividends on preferred stock	—	—	21,242	21,242
Net Income/(Loss) Available to Common Stockholders	$ 72,464	$ 3,230	$ (48,268)	$ 27,426

	Year Ended December 31, 2024			
	Loans and Securities	Arc Home (1) (2)	Other	Total
Interest income	$ 404,269	$ —	$ 4,226	$ 408,495
Interest expense	330,456	—	12,147	342,603
Total Net Interest Income	73,813	—	(7,921)	65,892
Total Other Income/(Loss)	21,655	—	—	21,655
Management fee to affiliate	—	—	7,533	7,533
Non-investment related expenses	—	—	10,620	10,620
Investment related expenses	13,522	—	—	13,522
Transaction related expenses	3,044	—	120	3,164
Total Expenses	16,566	—	18,273	34,839
Income/(loss) before equity in earnings/(loss) from affiliates	78,902	—	(26,194)	52,708
Equity in earnings/(loss) from affiliates	2,000	1,141	—	3,141
Income/(loss) before income taxes	80,902	1,141	(26,194)	55,849
Income tax expense	112	—	—	112
Net Income/(Loss)	80,790	1,141	(26,194)	55,737
Dividends on preferred stock	—	—	19,353	19,353
Net Income/(Loss) Available to Common Stockholders	$ 80,790	$ 1,141	$ (45,547)	$ 36,384

(1) Net Income/(loss) recognized by AG Arc does not include the Company's portion of gains or losses recorded by Arc Home in connection with the sale of residential mortgage loans to the Company. Refer to Note 10 for more information on this accounting policy.

(2) During the years ended December 31, 2025 and 2024, the Company recorded an unrealized gain/(loss) on its investment in AG Arc of $2.7 million and $2.6 million, respectively.

126

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

The following table presents the Company's assets, liabilities, and stockholders' equity by reportable segment as of December 31, 2025 and 2024, which reconciles to the total assets, liabilities, and stockholders' equity of the Company on a consolidated basis (in thousands).

	Loans and Securities	Arc Home	Other	Total
December 31, 2025				
Total Assets	$ 8,600,220	$ 50,016	$ 61,294	$ 8,711,530
Total Liabilities	8,039,534	—	111,262	8,150,796
Total Stockholders' Equity	560,686	50,016	(49,968)	560,734
December 31, 2024				
Total Assets	$ 6,760,628	$ 30,778	$ 122,203	$ 6,913,609
Total Liabilities	6,263,163	—	107,023	6,370,186
Total Stockholders' Equity	497,465	30,778	15,180	543,423

14. Investments in unconsolidated equity method affiliates

The following table details the summarized balance sheets for the Company's unconsolidated ownership interests in affiliates accounted for using the equity method as of December 31, 2025 and 2024 (in thousands).

	December 31, 2025				
	AG Arc (1)	Non-QM Securities (2)	Re/Non-Performing Securities (3)	Total	December 31, 2024
Assets					
Loans and real estate securities, at fair value	$ 444,633	$ 20,083	$ 2,292	$ 467,008	$ 466,516
Mortgage servicing rights, at fair value	2,163	—	—	2,163	2,080
Cash and cash equivalents	28,432	2,020	947	31,399	19,147
Restricted cash	508	—	—	508	597
Other assets (4)	25,526	284	—	25,810	26,704
Total Assets	$ 501,262	$ 22,387	$ 3,239	$ 526,888	$ 515,044
Liabilities					
Financing arrangements	$ 404,534	$ —	$ —	$ 404,534	$ 387,929
Other liabilities (4)	20,895	15	21	20,931	19,201
Total Liabilities	425,429	15	21	425,465	407,130
Total Members' Equity					
Total Member's equity	75,833	22,372	3,218	101,423	107,914
Total Liabilities & Members' Equity	$ 501,262	$ 22,387	$ 3,239	$ 526,888	$ 515,044
The Company's Investments in debt and equity of affiliates	$ 50,016	$ 10,474	$ 843	$ 61,333	$ 46,841

(1) As of December 31, 2025 and 2024, the Company had an approximate 66.0% and 44.6% interest in AG Arc, respectively.

(2) As of December 31, 2025 and 2024, the Company had an approximate 47.0% interest in MATH.

(3) As of December 31, 2025 and 2024, the Company had an approximate 26.1% and 22.7% interest in the entity which holds Re/Non-Performing Securities, respectively.

(4) Arc Home, as an issuer, has the unilateral right to repurchase Ginnie Mae pool loans it has previously sold or loans in pools it acquired in an MSR purchase (generally loans that are more than 90 days past due). When Arc Home determines there is more than a trivial benefit to repurchase the loans, it records the loans on its consolidated balance sheets as an asset and a corresponding liability. As of December 31, 2025 and 2024, Other assets and Other liabilities included loans eligible to be repurchased in the amount of $2.6 million and $1.7 million, respectively.

127

TPG Mortgage Investment Trust Inc. and Subsidiaries
Notes to Consolidated Financial Statements

The following table details the summarized statements of operations for the Company's unconsolidated ownership interests in affiliates accounted for using the equity method for the years ended December 31, 2025 and 2024 (in thousands).

	Years Ended				
	December 31, 2025				
	AG Arc (1)	Non-QM Securities (2)	Re/Non-Performing Securities (3)	Total	December 31, 2024
Net Interest Income					
Interest income	$ 29,246	$ 4,812	$ 380	$ 34,438	$ 28,340
Interest expense	24,252	—	6	24,258	19,486
Total Net Interest Income	4,994	4,812	374	10,180	8,854
Other Income/(Loss)					
Net realized gain/(loss)	43,012	—	—	43,012	22,321
Net unrealized gain/(loss) (4)	4,008	(6,969)	(764)	(3,725)	9,656
Other income/(loss), net (5)	7,777	—	—	7,777	15,874
Total Other Income	54,797	(6,969)	(764)	47,064	47,851
Expenses	51,903	335	200	52,438	45,755
Net Income/(Loss)	$ 7,888	$ (2,492)	$ (590)	$ 4,806	$ 10,950
The Company's Equity in earnings/(loss) from affiliates	$ 4,125	$ (1,167)	$ (137)	$ 2,821	$ 3,141

(1) As of December 31, 2025 and 2024, the Company had an approximate 66.0% and 44.6% interest in AG Arc, respectively. The Company's equity in earnings/(loss) from AG Arc does not include $0.4 million and $1.1 million of gains recorded by Arc Home in connection with the sale of residential mortgage loans to the Company for the years ended December 31, 2025 and 2024, respectively. Refer to Note 2 and Note 10 for more information on this accounting policy.

(2) As of December 31, 2025 and 2024, the Company had an approximate 47.0% interest in MATH.

(3) As of December 31, 2025 and 2024, the Company had an approximate 26.1% and 22.7% interest in the entity which holds Re/Non-Performing Securities, respectively.

(4) "Net unrealized gain/(loss)" at AG Arc includes changes in the fair value of investments held by Arc Home and the change in fair value of the Company's investment in AG Home. As of December 31, 2025, the fair value of the Company's investment in Arc Home was calculated using a valuation multiple of 1.025x book value, which increased from 0.95x book value as of December 31, 2024. As of December 31, 2023, the fair value of the Company's investment in Arc Home was calculated using a valuation multiple of 0.89x book value.

(5) "Other income/(loss), net" at AG Arc includes servicing revenue.

Refer to Note 2 and Note 10 for more detail on the Company's investments in unconsolidated equity method affiliates.

15. Subsequent Events

The Company announced that on February 13, 2026 its Board of Directors declared first quarter 2026 preferred stock dividends on its Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock in the amount of $0.51563, $0.50 and $0.652391 per share, respectively. The dividends will be paid on March 17, 2026 to holders of record on February 27, 2026.

128

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. ITEM 9A. CONTROLS AND PROCEDURES (a) Evaluation of Disclosure Controls and Procedures As of December 31, 2025, an evaluation was performed, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer, with the participation of management, concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025 in ensuring that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure. (b) Management’s Annual Report on Internal Control Over Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Unites States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on Internal Control—Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company's internal control over financial reporting is effective as of December 31, 2025. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein. (c) Changes in Internal Control Over Financial Reporting There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. ITEM 9B. OTHER INFORMATION Not applicable. ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable. 129

PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information required by this item is incorporated herein by reference to the Company’s definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days after the Company's fiscal year ended December 31, 2025. ITEM 11. EXECUTIVE COMPENSATION The information required by this item is incorporated herein by reference to the Company’s definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days after the Company's fiscal year ended December 31, 2025. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this item is incorporated herein by reference to the Company’s definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days after the Company's fiscal year ended December 31, 2025. Equity compensation plan information We have adopted equity incentive plans to provide incentive compensation to attract and retain qualified directors, officers, consultants and advisors, including our Manager and personnel of our Manager and its affiliates detailed below. Equity Incentive Plan On May 5, 2025, following approval by stockholders at the Company’s annual stockholders meeting, the Company’s 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”) became effective. The maximum number of shares of the Company’s common stock that may be issued under the 2025 Equity Incentive Plan is 800,000 shares of common stock, plus 220,781 shares of common stock (which reflects the number of shares that remained available for issuance under the equity incentive plan approved in 2020 (the “2020 Equity Incentive Plan”) as of May 4, 2025), plus 130,000 shares of common stock that remain subject to outstanding awards under the 2020 Equity Incentive Plan but only to the extent that such shares become forfeited or otherwise lapse. As a result of the adoption of the 2025 Equity Incentive Plan, no additional awards will be granted under the 2020 Equity Incentive Plan (although awards previously made under the 2020 Equity Incentive Plan will remain in effect subject to the terms of the 2020 Equity Incentive Plan and the applicable award agreement). Since inception of the 2025 Equity Incentive Plan and through December 31, 2025, the Company has granted an aggregate 25,401 shares of restricted common stock and 870 dividend equivalent units to its independent directors, all of which have vested. As of December 31, 2025, there were 994,510 remaining shares available to be issued under the 2025 Equity Incentive Plan. Manager Equity Incentive Plan Following approval of the Company's stockholders at its 2021 annual meeting of stockholders, the 2021 Manager Plan became effective on April 7, 2021 and provides for a maximum of 573,425 shares of common stock to be issued to the Manager. However, following the execution of the Third Amendment to our management agreement in November 2021, we no longer expect to continue our historical practice of making periodic equity grants to our Manager pursuant to the 2021 Manager Plan. 130

The following table presents certain information about our equity incentive plans as of December 31, 2025: Plan Category Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column of this Table) Equity compensation plans approved by stockholders 2025 Equity Incentive Plan — $ — 994,510 2021 Manager Plan — — 573,425 Equity compensation plans not approved by stockholders — — — Total — $ — 1,567,935 ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE The information required by this item is incorporated herein by reference to the Company’s definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days after the Company's fiscal year ended December 31, 2025. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by this item is incorporated herein by reference to the Company’s definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days after the Company's fiscal year ended December 31, 2025. 131

PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a) Documents filed as part of this report: 1. Financial Statements. 2. Schedules to Financial Statements. All consolidated financial statement schedules have been omitted because they are either inapplicable or not deemed material, or the information required is provided in our Financial Statements and Notes thereto, included in Part II, Item 8, of Annual Report on Form 10-K. 3. Exhibits: 3.1 Articles of Amendment and Restatement of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of Amendment No. 2 to the Company's Registration Statement on Form S-11, filed with the Securities and Exchange Commission on April 18, 2011 ("Pre-Effective Amendment No. 2"). 3.2 Articles of Amendment to Articles of Amendment and Restatement of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2017. 3.3 Amended and Restated Bylaws of TPG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 16, 2025. 3.4 Articles Supplementary of 8.25% Series A Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 2, 2012. 3.5 Articles Supplementary of 8.00% Series B Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2012. 3.6 Articles Supplementary of 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.5 of the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on September 16, 2019. 3.7 Articles of Amendment of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 27, 2021. 3.8 Articles of Amendment of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 27, 2021. 3.9 Articles of Amendment of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 16, 2025. 4.1 Specimen Common Stock Certificate of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the Securities and Exchange Commission on May 7, 2021 4.2 Specimen 8.25% Series A Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 2, 2012. 4.3 Specimen 8.00% Series B Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2012. Exhibit No. Description 132

4.4 Specimen 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 3.9 of the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on September 16, 2019. 4.5* Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. 4.6 Indenture, dated January 26, 2024, between AG Mortgage Investment Trust, Inc. and U.S. Bank Trust Company, National Association, as Trustee, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on January 26, 2024. 4.7 First Supplemental Indenture, dated January 26, 2024, between AG Mortgage Investment Trust, Inc. and U.S. Bank Trust Company, National Association, as Trustee, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on January 26, 2024. 4.8 Second Supplemental Indenture, dated May 15, 2024, between AG Mortgage Investment Trust, Inc. and U.S. Bank Trust Company, National Association, as Trustee, incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on May 15, 2024. 4.9 Form of 9.500% Senior Notes Due 2029 of AG Mortgage Investment Trust, Inc., attached as Exhibit A to the First Supplemental Indenture, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on January 26, 2024. 4.10 Form of 9.500% Senior Notes Due 2029 of AG Mortgage Investment Trust, Inc., attached as Exhibit A to the Second Supplemental Indenture, incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on May 15, 2024. 10.1 Management Agreement, dated June 29, 2011 by and between the Company and AG REIT Management, LLC, incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on February 25, 2022. 10.2 Form of Amended and Restated Indemnification Agreement, dated May 2, 2022, by and between the Company and the Company’s directors and officers, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the Securities and Exchange Commission on May 6, 2022. 10.3 Equity Distribution Agreement, dated November 6, 2024, by and among the Company, AG REIT Management, LLC and BTIG, LLC, incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2024. 10.4 Equity Distribution Agreement, dated November 6, 2024, by and among the Company, AG REIT Management, LLC and JonesTrading Institutional Services LLC, incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2024. 10.5 Equity Distribution Agreement, dated November 6, 2024, by and among the Company, AG REIT Management, LLC and Keefe, Bruyette & Woods, Inc., incorporated by reference to Exhibit 1.3 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2024. 10.6 Equity Distribution Agreement, dated November 6, 2024, by and among the Company, AG REIT Management, LLC and Piper Sandler & Co., incorporated by reference to Exhibit 1.4 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2024. 10.7 First Amendment to Management Agreement, dated April 6, 2020, by and between the Company and AG REIT Management, LLC, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2020. 10.8 Second Amendment to the Management Agreement, dated September 24, 2020, by and between AG Mortgage Investment Trust, Inc. and AG REIT Management, LLC, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2020. Exhibit No. Description 133

10.9 Third Amendment to Management Agreement, dated as of November 22, 2021, by and between AG Mortgage Investment Trust, Inc. and AG REIT Management, LLC, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 22, 2021. 10.10 Fourth Amendment to Management Agreement, dated as of August 8, 2023, by and between AG Mortgage Investment Trust, Inc. and AG REIT Management, LLC, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 9, 2023. 10.11† AG Mortgage Investment Trust, Inc. 2020 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 3, 2021. 10.12† AG Mortgage Investment Trust, Inc. 2025 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 7, 2025. 10.13† AG Mortgage Investment Trust, Inc. 2021 Manager Equity Incentive Plan, incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 3, 2021. 10.14† Form of Award Agreement Under the AG Mortgage Investment Trust, Inc. 2020 Equity Incentive Plan, dated as of April 15, 2020, incorporated by reference to Exhibit 10.60 on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the Securities and Exchange Commission on August 8, 2020. 10.15 Registration Rights Agreement, dated as of August 1, 2025, by and among AG Mortgage Investment Trust, Inc. and the Holders as defined therein, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 5, 2025. 19.1* TPG Mortgage Investment Trust, Inc. Amended and Restated Insider Trading Policy. 21.1* Subsidiaries of the Registrant. 23.1* Consent of Independent Registered Public Accounting Firm Deloitte & Touche LLP. 24.1* Power of Attorney (included on the signature page). 31.1* Certification of Thomas J. Durkin pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 31.2* Certification of Anthony W. Rossiello pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 32.1* Certification of Thomas J. Durkin pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 32.2* Certification of Anthony W. Rossiello pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97.1* TPG Mortgage Investment Trust, Inc. Clawback Policy Exhibit No. Description 134

Exhibit No. Description 101.INS XBRL Instance Document 101.SCH XBRL Taxonomy Extension Schema Document 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF XBRL Taxonomy Extension Definition Linkbase Document 101.LAB XBRL Taxonomy Extension Label Linkbase Document 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document 104 Cover Page Interactive Data File (the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document) * Filed herewith. † Management contract or compensatory plan or arrangement. fITEM 16. FORM 10-K SUMMARY None. SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized. TPG MORTGAGE INVESTMENT TRUST, INC. February 25, 2026 By: /s/ THOMAS J. DURKIN Thomas J. Durkin Chief Executive Officer and President (Principal Executive Officer) POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony W. Rossiello and Jenny B. Neslin and each of them severally, her or his true and lawful attorney-in-fact with power of substitution and re-substitution to sign in her or his name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as she or he might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and her or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. 135

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant in the capacities and on the dates indicated. February 25, 2026 By: /s/ THOMAS J. DURKIN Thomas J. Durkin Director, Chief Executive Officer and President (Principal Executive Officer) February 25, 2026 By: /s/ ANTHONY W. ROSSIELLO Anthony W. Rossiello Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) February 25, 2026 By: /s/ NICHOLAS SMITH Nicholas Smith Director, Chief Investment Officer February 25, 2026 By: /s/ DEBRA HESS Debra Hess Non-Executive Chair, Director February 25, 2026 By: /s/ DIANNE HURLEY Dianne Hurley Director February 25, 2026 By: /s/ MATTHEW JOZOFF Matthew Jozoff Director February 25, 2026 By: /s/ M. CHRISTIAN MITCHELL M. Christian Mitchell Director 136

Board Of Directors Independent Directors Debra Hess Non-Executive Chair of the Board; Former Chief Financial Officer of NorthStar Asset Management Group Inc. (NYSE: NSAM) Dianne Hurley Chief Operating Officer of MonCap Holdings, LLC Matthew Jozoff Co-Chief Executive Officer, Portfolio Manager and Partner, Trevally Capital M. Christian Mitchell Senior Advisor and Board Member for Marshall & Stevens Executive Directors T.J. Durkin Chief Executive Officer and President of MITT; Managing Partner of TPG’s Asset Based Finance Business Nicholas Smith Chief Investment Officer of MITT; Head of Residential Whole Loan Business, TPG Credit Executive Officers T.J. Durkin Chief Executive Officer and President Nicholas Smith Chief Investment Officer Anthony Rossiello Chief Financial Officer and Treasurer Jenny B. Neslin General Counsel and Secretary Andrew Parks Chief Risk Officer Corporate Information Stock Exchange The Company's common shares are listed under the symbol MITT on the New York Stock Exchange. Independent Auditor Deloitte & Touche LLP, New York, New York Annual Meeting April 27, 2026 - 9:00 a.m. Eastern Time https://edge.media-server.com/mmc/p/3fiotaf5 Formal advance notice of the annual meeting will be mailed to stockholders. Stockholder Communications Any stockholder wishing to receive a copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission, may obtain such report, without charge, upon written request to TPG Mortgage Investment Trust, Inc., 245 Park Avenue, 26th Fl., New York, NY 10167, Attn: Investor Relations. Transfer Agent and Registrar Equiniti Trust Company, LLC 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120 1-(800)-937-5449 Executive Offices TPG Mortgage Investment Trust, Inc. 245 Park Avenue, 26th Floor New York, New York 10167 (212) 692-2000 www.mitt.tpg.com